P.E. 6/30/01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a – 16
AND 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC CENTURY CYBERWORKS LIMITED
(Registrant's name)

39th Floor, PCCW Tower, TaiKoo Place,
979 King's Road, Quarry Bay, Hong Kong

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PACIFIC CENTURY CYBERWORKS LIMITED

Dated : 30 January 2002

By (Sd.) Fiona Nott
Fiona Nott
Company Secretary

OFFERING MEMORANDUM

PCCW Capital No. 2 Limited

(incorporated with limited liability under the laws of the British Virgin Islands)

US$450,000,000

1% GUARANTEED CONVERTIBLE BONDS DUE 2007

convertible into the ordinary shares of

PCCW
電訊盈科

Pacific Century CyberWorks Limited

電 訊 盈 科 有 限 公 司

(incorporated in Hong Kong with limited liability)
and unconditionally and irrevocably guaranteed by

Pacific Century CyberWorks Limited

電 訊 盈 科 有 限 公 司

(incorporated in Hong Kong with limited liability)
and

PCCW-HKT Telephone Limited

香 港 電 話 有 限 公 司

(incorporated in Hong Kong with limited liability)

The 1% Guaranteed Convertible Bonds due 2007 (the "Bonds"), in the aggregate principal amount of US$450,000,000, will be issued by PCCW Capital No. 2 Limited (the "Issuer") and will be unconditionally and irrevocably guaranteed on a joint and several basis (the "Guarantee") by Pacific Century CyberWorks Limited ("PCCW") and PCCW-HKT Telephone Limited ("HKTC").

Each Bond will, at the option of the holder, be convertible on or after 29 April 2002 up to and including 15 January 2007 into ordinary share(s) of HK$0.05 each in the capital of PCCW (the "Shares") at an initial conversion price of HK$2.75 per Share and with a fixed rate of exchange on conversion of US$1.00 = HK$7.80. The conversion price is subject to adjustment in the circumstances described under "Terms and Conditions of the Bonds — Conversion." The closing price of the Shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on 25 January 2002 was HK$2.05 per Share.

The Bonds will bear interest at the rate of 1% payable semi-annually in arrear on 29 January and 29 July of each year, commencing on 29 July 2002. Unless previously purchased and cancelled, redeemed or converted, each Bond will be redeemed in US dollars at 119.383% of its principal amount together with accrued interest on 29 January 2007. The Issuer may at any time, on or after 29 January 2005 and prior to 29 January 2007, redeem all or (save in the circumstances described in (ii) below, in which case all of the Convertible Bonds must be redeemed) some only, in an aggregate principal amount of US$1,000,000 or integral multiples thereof, of the Bonds at their Early Redemption Amount (as defined in the Terms and Conditions of the Bonds) together with interest accrued to but excluding the date of redemption, if (i) the Closing Price (as defined in the Terms and Conditions of the Bonds) for each of 20 out of 30 consecutive dealing days, the last of which occurs not more than 20 days prior to the date upon which notice of such redemption is published, shall be at least 130% of the Early Redemption Amount on the date fixed for redemption divided by the then prevailing Conversion Ratio (as defined in the Terms and Conditions of the Bonds) or (ii) at least 90% in principal amount of the Bonds has already been redeemed, converted or purchased and cancelled. The Bonds may also be redeemed at any time in whole (but not in part) at the Early Redemption Amount in the event of certain changes related to British Virgin Islands or Hong Kong taxation. See "Terms and Conditions of the Bonds — Redemption and Purchase."

See "Risk Factors" for certain considerations relevant to investment in the Bonds.

Application will be made, on or prior to the Closing Date (as defined below), to list the Bonds on the Société de la Bourse de Luxembourg S.A. (the "Luxembourg Stock Exchange"). There is no assurance that such application will be successful.

ISSUE PRICE 100%

The Bonds and the Shares to be issued upon conversion of the Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, US persons (as defined in Regulation S under the Securities Act ("Regulation S")) except as described under the heading "Restrictions on Transfer and Conversion." For a description of further restrictions on offers and sales of the Bonds and the Shares to be issued upon conversion of the Bonds, and the distribution of this Offering Memorandum, see "Restrictions on Transfer and Conversion" and "Subscription and Sale."

The Bonds will be represented by a global certificate (the "Global Certificate") in registered form which will be registered in the name of a common nominee of, and shall be deposited on or about 29 January 2002, being the closing date (the "Closing Date"), with a common depositary for, Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream").

Beneficial interests in the Global Certificate will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream and their participants. Except as described herein, certificates for Bonds will not be issued in exchange for interests in the Global Certificate.

The initial principal amount of the Bonds was US$450,000,000. Pursuant to a Subscription Agreement dated 17 January 2002 as amended by a letter agreement of the same date made between the Issuer, the Guarantors and Morgan Stanley & Co. International Limited (the "Manager"), the Manager is entitled at any time up to, and including, 28 February 2002 to require the Issuer to issue up to a further US$67,500,000 of aggregate principal amount of Bonds (the "Optional Bonds") to cover over-allotments (the "Option"). See "Subscription and Sale."

MORGAN STANLEY

28 January 2002

The Bonds have been rated Baa1 by Moody's Investors Service, Inc ("Moody's") and BBB by Standard & Poor's Ratings Services ("Standard & Poor's"). These credit ratings are not a recommendation to purchase, hold or sell the bonds and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

The Issuer and the Guarantors accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Issuer and each Guarantor (each of which has taken reasonable care to ensure that such is the case), the information contained in this Offering Memorandum is in accordance with the facts and does not omit anything likely to affect materially the impact of such information.

No person has been or is authorised to give any information or to make any representation concerning the Issuer, the Guarantors, their respective associated companies, the Bonds or the Shares other than as contained herein and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Issuer, the Guarantors or the Manager. Neither the delivery of this document nor any offering, sale or delivery made in connection with the issue of the Bonds shall, under any circumstances, constitute a representation that there has been no change or development reasonably likely to involve a change in the affairs of the Issuer, the Guarantors or their respective associated companies or any of them since the date hereof or create any implication that the information contained herein is correct as of any date subsequent to the date hereof. This Offering Memorandum does not constitute an offer of, or an invitation by or on behalf of the Issuer, the Guarantors or the Manager to subscribe for or purchase any of, the Bonds or Shares and may not be used for the purpose of an offer to, or a solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or is unlawful. This Offering Memorandum is not calculated to invite offers to subscribe for or purchase Shares.

No representation or warranty, express or implied, is made or given by the Manager as to the accuracy, completeness or sufficiency of the information contained in this Offering Memorandum, and nothing contained in this Offering Memorandum is, or shall be relied upon as, a promise, representation or warranty by the Manager. This Offering Memorandum is not intended to provide the basis of any credit or other evaluation and nor should it be considered as a recommendation by either the Issuer, the Guarantors or the Manager that any recipient of this Offering Memorandum should purchase the Bonds. Each potential purchaser of the Bonds should determine for itself the relevance of the information contained in this Offering Memorandum and its purchase of the Bonds should be based upon such independent investigations and consultations with its own tax, legal and business advisers as it deems necessary.

The distribution of this Offering Memorandum and the offering of the Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Memorandum comes are required by the Issuer, the Guarantors and the Manager to inform themselves about and to observe any such restrictions. No action is being taken to permit a public offering of the Bonds or Shares deliverable upon conversion of the Bonds or the distribution of this document in any jurisdiction where action would be required for such purposes. There are restrictions on the offer and sale of the Bonds and Shares deliverable on conversion or redemption of the Bonds, and the circulation of documents relating thereto, in certain jurisdictions including the United States, the United Kingdom, Hong Kong, Singapore and the British Virgin Islands, and to persons connected therewith. For a description of certain further restrictions on offers, sales and resales of the Bonds and distribution of this Offering Memorandum, see "Subscription and Sale" and "Restrictions on Transfer and Conversion."

In making an investment decision, investors must rely on their own examination of the Issuer and the Guarantors and the terms of the Bonds, including the merits and risks involved. See "Risk Factors" for a discussion of certain factors to be considered in connection with an investment in the Bonds.

Each person receiving this Offering Memorandum acknowledges that such person has not relied on the Manager or any person affiliated with the Manager in connection with its investigation of the accuracy of such information or its investment decision.

Each person receiving this Offering Memorandum acknowledges that (i) this Offering Memorandum does not contain all the information that would be included in a prospectus for this offering were this offering registered under the Securities Act, and (ii) the financial statements included herein have been prepared in accordance with Hong Kong GAAP, which differ in certain significant respects from US GAAP, and are subject to Hong Kong auditing standards, and thus are not comparable to the financial statements of a United States company (see Appendix A: "Summary of Certain Differences Between Hong Kong GAAP and US GAAP").

FORWARD-LOOKING STATEMENTS

This Offering Memorandum contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on PCCW's and/or HKTC's (as the case may be) current expectations, estimates and projections about its industry, its beliefs and assumptions. Words such as "anticipates," "believes," "estimates," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of the Issuer, the Guarantors or industry results to be materially different from any future results, performance or achievements, expressed or implied, by such forward-looking statements. Such factors include, among other things, the following: economic and political considerations in Hong Kong, changes in interest rates or exchange rates, various business and regulatory factors affecting the telecommunications industry in Hong Kong, PCCW's controlling shareholder, the lack of an established market for the Bonds and other factors referenced in this Offering Memorandum. See the section on "Risk Factors". Reliance should not be placed on these forward-looking statements, which reflect the view of PCCW's and/or HKTC's (as the case may be) management as of the date of this Offering Memorandum only.

INFORMATION RELATING TO CONSOLIDATED FINANCIAL STATEMENTS

Each of the Guarantors prepares their respective financial statements in accordance with Hong Kong generally accepted accounting principles ("Hong Kong GAAP"). The audited financial statements of PCCW for the years ended 31 December 1998, 1999 and 2000 and the related notes thereto (the "Audited Financial Statements of PCCW"), the unaudited interim financial statements of PCCW for the six month period ended 30 June 2001 and the related notes thereto (the "Interim Financial Statements of PCCW"), the audited financial statements of HKTC for the years ended 31 March 1999, 2000 and 2001 and the related notes thereto (the "Audited Financial Statements of HKTC") and unaudited interim financial information of HKTC for the six month periods ended 30 September 2000 and 2001 and the related notes thereto (the "September 2001 Financial Information of HKTC"), are each set out in full in this Offering Memorandum.

Significant differences exist between Hong Kong GAAP and generally accepted accounting principles in the United States ("US GAAP") which might be material to the financial information herein. For a discussion of certain differences between Hong Kong GAAP and US GAAP, see Appendix A: "Summary of Certain Differences between Hong Kong GAAP and US GAAP" set out elsewhere in this Offering Memorandum.

On 17 August 2000, Doncaster Group Limited, an indirect, wholly-owned subsidiary of PCCW, acquired the entire issued share capital of HKTC's indirect parent company, PCCW-HKT Limited (formerly Cable & Wireless HKT Limited) ("HKT"). On that date HKTC became an indirect, wholly-owned subsidiary of PCCW. Accordingly, the consolidated financial information in respect of PCCW and its subsidiaries (the "PCCW Group") for periods ended prior to 17 August 2000 does not include HKT or its subsidiaries, including HKTC. Accordingly, PCCW's historical financial statements are of limited relevance in evaluating the historical financial position of the PCCW Group.

TABLE OF CONTENTS

IN CONNECTION WITH THIS ISSUE, TO THE EXTENT PERMITTED BY, AND IN ACCORDANCE WITH, APPLICABLE LAWS AND REGULATIONS, THE MANAGER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILISE OR MAINTAIN THE MARKET PRICE OF THE BONDS AT A LEVEL WHICH MIGHT NOT OTHERWISE PREVAIL. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

THE BONDS AND THE SHARES TO BE DELIVERED UPON CONVERSION OF THE BONDS HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE OR FOREIGN SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM AND ANY REPRESENTATION TO THE CONTRARY MAY BE A CRIMINAL OFFENCE.

CERTAIN DEFINED TERMS, CONVERSIONS AND CURRENCY OF PRESENTATION

References in this Offering Memorandum to the "PRC" and "China" are to the People's Republic of China (excluding Hong Kong), references to "Hong Kong" are to the Hong Kong Special Administrative Region of the People's Republic of China and references to the "US" or the "United States" are to the United States of America.

Unless otherwise specified or the context requires, references herein to "US dollars", "US Dollars", "USD" and "US$" are to the lawful currency of the United States of America, references herein to "Hong Kong dollars" and "HK$" are to the lawful currency of Hong Kong and references herein to "Yen" or "JPY" are to the lawful currency of Japan. For convenience, certain Hong Kong dollar amounts have been translated into US dollars at a fixed exchange rate of US$1.00 = HK$7.80 unless otherwise specified. Such translations should not be construed as representations that the Hong Kong dollar or US dollar amounts referred to herein could have been or could be converted into US dollars or Hong Kong dollars as the case may be, at that or any other rate or at all. See the section "Exchange Rates" below for further information on exchange rates between the Hong Kong dollar and the US dollar.

In this Offering Memorandum, certain numbers have been the subject of rounding. Accordingly, actual numbers may differ from those contained herein.

SUMMARY

The following Summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Offering Memorandum.

PCCW

PCCW is one of Asia's largest integrated communications companies and Hong Kong's leading provider of integrated fixed line telecommunications. The PCCW Group comprises the following main business areas:

- *Telecommunications Services*, which is principally comprised of HKTC, the major provider of telecommunications services within Hong Kong;
- *eSolutions* and *Internet Data Centres* offer IT solutions and hosting within Hong Kong and greater China. *Internet Services* offer access and multimedia content services to consumers;
- *Infrastructure* covers PCCW's property portfolio in Hong Kong and greater China including the Cyberport development in Hong Kong; and
- through a strategic alliance with Telstra Corporation Limited of Australia ("Telstra"), PCCW owns 50% in *Reach Ltd.* ("Reach") offering international connectivity services primarily within the Asia region and 40% in *Regional Wireless Company* ("RWC") covering mobility services.

HKTC

HKTC is the leading provider of fixed-line telecommunications services in Hong Kong. With the most extensive digital network in Hong Kong and broadband network coverage passing 95% of Hong Kong homes and accessing all major business areas, HKTC provides a wide range of services including:

- *Local Telephony Services,* consisting of local telephone services, value-added services, and wholesale interconnection services provided to other carriers and service providers;
- *Local Data Services,* consisting of local wholesale and retail leased circuits, data services and wholesale broadband access lines, utilising HKTC's broadband network;
- *International Telecommunications Services,* consisting of retail international direct dial services, retail international private leased circuits, international interconnection services and international data services; and
- *Other Services,* consisting primarily of call centre and technical and maintenance services subcontracted to HKTC by affiliated companies.

HKTC is an indirect wholly-owned subsidiary of PCCW and forms the most significant part of PCCW's telecommunications services business.

THE ISSUER

The Issuer is an indirect, wholly-owned subsidiary of PCCW and was incorporated as an International Business Company with limited liability under the laws of the British Virgin Islands on 26 October 2001 with the name Digital Growth Finance Limited. It changed its name to PCCW Capital No. 2 Limited on 10 January 2002. The Issuer has not engaged, since its incorporation, in any material activities other than those incidental to its registration, to the proposed issue of the Bonds and the authorisation of documents and agreements referred to herein to which it is or will be a party. The Issuer will not, as long as the Bonds are outstanding, engage in any business activity other than in connection with the Bonds or the on-lending of proceeds from the issue of the Bonds to other members of the PCCW Group.

THE OFFERING

The following summary of the terms and conditions of the Bonds (the "Conditions") and other information relating to the Bonds is qualified in its entirety by the more detailed information appearing in "Terms and Conditions of the Bonds" and "The Global Certificate", "Clearance and Settlement" and "Restrictions on Transfer and Conversion" contained herein, and words used in this summary and not otherwise defined shall have the meanings given to them in the Conditions.

Issuer	PCCW Capital No. 2 Limited.
Guarantors	Pacific Century CyberWorks Limited and PCCW-HKT Telephone Limited.
Issue	US$450,000,000 1% Guaranteed Convertible Bonds due 2007 (the "Bonds") convertible into fully-paid shares with a par value of HK$0.05 each of PCCW. In addition, the Issuer has granted an option (the "Option") to the Manager, which may be exercised in whole or in part and on one or more occasions by the Manager, at any time up to and including the 28 February 2002, to require the Issuer to issue up to a further US$67,500,000 aggregate principal amount of Bonds.
Interest	The Bonds will bear interest from (and including) the Closing Date at the rate of 1% per annum, payable semi-annually in arrear on 29 January and 29 July in each year and at maturity, commencing on 29 July 2002.
Closing Date	29 January 2002.
Maturity Date	29 January 2007.
Guarantee	The due payment of all sums expressed to be payable by the Issuer under the Trust Deed and the Bonds will be unconditionally and irrevocably guaranteed, jointly and severally, by PCCW and HKTC.
Negative Pledge	Subject to certain exceptions not contained in this summary, each of the Issuer and HKTC will not, and HKTC will not permit certain of its Principal Subsidiaries (as defined in the Terms and Conditions) to create, incur, assume or permit to exist any Lien (as defined in the "Terms and Conditions of the Bonds — Negative Pledge") upon any of its property or assets to secure any Indebtedness (as defined below) of the Issuer or HKTC or such Principal Subsidiary of HKTC without making effective provision whereby the Guarantee will be secured either at least equally and rateably with such Indebtedness or by such other Lien as shall have been approved by the holders of the Bonds for so long as such Indebtedness will be so secured, unless, after giving effect thereto, the aggregate outstanding principal amount of all such secured Indebtedness entered into after the date of the Trust Deed would not exceed 50% of HKTC's Adjusted Consolidated Net Worth (as defined in the "Terms and Conditions of the Bonds — Negative Pledge"). "Indebtedness" means any indebtedness for or in respect of money borrowed that has a final maturity of one year or more from its date of incurrence or issuance and that is evidenced by any agreement or other instrument, excluding trade payables; provided, however that for the purposes of determining the amount of Indebtedness of the Issuer or HKTC or any of HKTC's Principal Subsidiaries outstanding at any relevant time, the amount included as Indebtedness of the Issuer or HKTC or such Principal Subsidiary in respect of finance leases shall be the net amount

	from time to time properly characterised as "obligations under finance leases" in accordance with Hong Kong generally accepted accounting principles.
Conversion Price	Initially HK$2.75 per Share (the "Conversion Price," which is equivalent to US$0.3526, as translated into US Dollars at the fixed rate of exchange of US$1.00 = HK$7.80). The Conversion Price is subject to adjustment in the circumstances described under "Terms and Conditions of the Bonds — Conversion."
Conversion Period	From and including 29 April 2002 up to and including the close of business on 15 January 2007.
Final Redemption	Unless previously redeemed, converted or purchased and cancelled in the circumstances referred to in the Terms and Conditions of the Bonds, each Bond will be redeemed in US Dollars at 119.383% of its principal amount, plus accrued interest, on 29 January 2007.
Events of Default	For a description of certain events that will permit acceleration of the maturity of the Bonds, please refer to "Terms and Conditions of the Bonds — Events of Default." Upon such acceleration, the Bonds will become immediately due and repayable at their Early Redemption Amount (as defined in "Terms and Conditions of the Bonds — Redemption and Purchase").
Redemption at the Option of the Issuer	The Issuer may, at any time on or after 29 January 2005 and prior to 29 January 2007, having given not less than 30 nor more than 60 days' notice to the Bondholders, the Trustee and the Principal Paying Agent, redeem all or (save in the circumstances described in (ii) below, in which case all of the Bonds must be redeemed) some only, in an aggregate principal amount of US$1,000,000 or integral multiples thereof, of the Bonds at their Early Redemption Amount together with interest accrued to but excluding the date of redemption, if (i) the Closing Price (as defined in "Terms and Conditions of the Bonds — Redemption and Purchase") for each of 20 out of 30 consecutive dealing days, the last of which occurs not more than 20 days prior to the date upon which notice of such redemption is published, shall be at least 130% of the Early Redemption Amount on the date fixed for redemption divided by the then prevailing Conversion Ratio (as defined in the "Terms and Conditions of the Bonds — Conversion"), as determined by the Conversion Agent or (ii) at least 90% in principal amount of the Bonds has already been redeemed, converted or purchased and cancelled.
Restrictions on Conversion......	The Bonds can be converted only by persons able to make certain representations, including that either (i) at the time of signing and delivery of the Conversion Notice such person is not in the United States (within the meaning of Regulation S under the Securities Act) and it purchased such Bond, or the beneficial interest therein, in a transaction made in accordance with Rule 903 or Rule 904 of Regulation S or (ii) he and the person who has the beneficial interest in a particular Bond is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act. See "Restrictions on Transfer and Conversion".

Withholding Tax	All payments of principal, premium (if any) and interest in respect of the Trust Deed or the Bonds shall be made by the Issuer (or, as the case may be, either Guarantor) and all payments made by PCCW or any of its subsidiaries in respect of the intercompany loans of the proceeds of the offerings of the Bonds from the Issuer to PCCW or any of its Subsidiaries (collectively the "Intercompany Loan") will be made free and clear of, and without withholding or deduction for, British Virgin Islands or Hong Kong taxes unless such withholding or deduction is required by law. In such event (subject to certain exceptions as described in "Terms and Conditions of the Bonds — Taxation"), the Issuer or, as the case may be, either Guarantor will or, in the case of the Intercompany Loan, PCCW will, or will procure that its relevant Subsidiary will, withhold such taxes and pay them to the relevant authority and the Issuer, or as the case may be, such Guarantor will pay such additional amounts as will result in the amounts paid to the Bondholders or, as the case may be, the Issuer after such deduction or withholding being equal to the amounts that would have been so receivable had no such deduction or withholding been made.
Tax Redemption	The Issuer may at any time redeem all, but not some only, of the Bonds in US dollars at their Early Redemption Amount at the date fixed for redemption, together with interest accrued to the date of redemption, in the event of certain changes in taxation in the British Virgin Islands or Hong Kong which would require the Issuer, either Guarantor, or any Subsidiary of PCCW, as the case may be, to pay such additional amounts referred to in "Withholding Tax" above. See "Terms and Conditions of the Bonds — Redemption and Purchase."
Status	The Bonds will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank pari passu and without any preference or priority among themselves. The payment obligations of the Issuer and the Guarantors in respect of the Bonds and the Guarantee, respectively, shall rank at least equally with all their other respective present and future unsecured and unsubordinated obligations.
Form and Denomination	The Bonds will be issued in registered form in the denomination of US$1,000 each, without interest coupons. The Bonds will be represented by a Global Certificate deposited with a custodian for, and registered in the name of a common nominee for, Euroclear and Clearstream. Beneficial interests in the Global Certificate will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear, Clearstream and their participants. Except in the limited circumstances described in the Global Certificate, owners of interests in the Bonds represented by the Global Certificate will not be entitled to receive physical delivery of definitive Certificates.
Trustee	The Law Debenture Trust Corporation p.l.c.
Governing Law	English law.

LISTING

Application will be made on or before the Closing Date to list the Bonds on the Luxembourg Stock Exchange, although there can be no assurance that listing will be obtained. Any prospective purchaser is advised to check the listing status with the listing agent in Luxembourg. The Shares are currently listed on the Hong Kong Stock Exchange. Application has been made for the Shares issuable upon conversion of the Bonds to be listed on the Hong Kong Stock Exchange.

USE OF PROCEEDS

The proceeds from the issue of the Bonds will be on-lent by the Issuer to PCCW, and PCCW shall, in turn, lend an amount not less than the principal amount of the Bonds to HKTC pursuant to the Subordinated Loan (as defined below) to prepay in part amounts outstanding under the Term Loan Facility (as defined below) and/or for the general working capital purposes of HKTC. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of HKTC — Recent Financings and Prepayment of Term Loan Facility" for a further description of the Subordinated Loan.

RESTRICTIONS ON TRANSFER AND CONVERSION

Prospective purchasers should carefully consider the restrictions on the purchase, holding, transfer and conversion of the Bonds set forth in "Restrictions on Transfer and Conversion."

TERMS AND CONDITIONS OF THE BONDS

The following (subject to amendment) other than the words in italics is the text of the Terms and Conditions of the Bonds which will appear on the Global Certificate representing the Bonds and on the reverse of each definitive certificate which may be issued in respect of the Bonds. The Terms and Conditions should be read in connection with the sections entitled "The Global Certificate," "Clearance and Settlement" and "Restrictions on Transfer and Conversion" contained elsewhere in this Offering Memorandum.

The issue of US$450,000,000 in aggregate principal amount of 1% Guaranteed Convertible Bonds due 2007 (the "Bonds", which expression shall include, unless the context requires otherwise, any additional Bonds issued pursuant to an option granted to Morgan Stanley & Co. International Limited by virtue of a subscription agreement dated 17 January 2002, as amended by a letter agreement of the same date (the "Optional Bonds") and any further Bonds issued in accordance with Condition 19 and consolidated and forming a single series therewith of PCCW Capital No. 2 Limited (the "Issuer"), jointly and severally guaranteed by each of Pacific Century CyberWorks Limited ("PCCW") and PCCW-HKT Telephone Limited ("HKTC" and each of PCCW and HKTC, a "Guarantor" and collectively, the "Guarantors") and convertible into ordinary shares of PCCW, was authorised by a written resolution of the sole member of the Issuer dated 17 January 2002 and by resolutions of the board of directors of the Issuer passed on 17 January 2002 and 26 January 2002 and the granting of the rights of conversion was authorised pursuant to a resolution of the board of directors of PCCW passed on 17 January 2002. The giving of the Guarantee (as defined below) was authorised by a resolution of the board of directors of each of the Guarantors passed on 17 January 2002 and 26 January 2002. The Bonds are constituted by a trust deed (the "Trust Deed") dated 29 January 2002, between the Issuer, each Guarantor and The Law Debenture Trust Corporation p.l.c. (the "Trustee", which term shall, where the context so permits, include all other persons or companies acting as trustee or trustees under the Trust Deed) as trustee for the Bondholders (as defined in Condition 1(b)). Certain statements set out in these terms and conditions (the "Conditions") are summaries of, and are subject to, the detailed provisions of the Trust Deed. The Issuer has entered into a paying, conversion and transfer agency agreement dated 29 January 2002 (the "Agency Agreement") with each Guarantor, the Trustee, HSBC Bank plc, as registrar, principal paying agent, principal conversion agent, principal transfer agent and replacement agent and Kredietbank S.A. Luxembourgeoise as paying, conversion and transfer agent. The registrar, principal paying agent, principal conversion agent, principal transfer agent, replacement agent and paying agents, conversion agents and transfer agents for the time being are referred to herein as the "Registrar", the "Principal Paying Agent", the "Principal Conversion Agent", the "Principal Transfer Agent", the "Replacement Agent", the "Paying Agents" (which expression shall include the Principal Paying Agent), the "Conversion Agents" (which expression shall include the Principal Conversion Agent) and the "Transfer Agents" (which expression shall include the Principal Transfer Agent and the Registrar), respectively, each of which expressions shall include the successors from time to time of the relevant persons, in such capacities, under the Agency Agreement, and are collectively referred to herein as the "Agents". Copies of the Trust Deed and the Agency Agreement are available for inspection at the registered office of the Trustee, being, at the date hereof, at Fifth Floor, 100 Wood Street, London EC2V 7EX, England and at the specified offices of each of the Agents. The Bondholders are entitled to the benefit of the Trust Deed and are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them.

1. Form, Denomination and Title

(a) Form and Denomination

The Bonds are issued in registered form in the denomination of US$1,000 each or integral multiples thereof, without interest coupons. A bond certificate (each a "Certificate") will be issued to each Bondholder (as defined in Condition 1(b)) in respect of its registered holding of Bonds. Each Bond and each Certificate will be numbered serially with an identifying number which will be recorded on the relevant Certificate and in the Register (as defined in Condition 4).

The Bonds will be represented by a Global Certificate deposited with a custodian for, and representing Bonds registered in the name of HSBC Nominees Hong Kong Limited, being a common nominee of Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme. The Conditions are modified by certain provisions contained in the Global Certificate.

Except in the limited circumstances described in the Global Certificate, owners of interests in the Bonds represented by the Global Certificate will not be entitled to receive physical delivery of definitive Certificates. Issues of Certificates upon transfer of Bonds are subject to compliance by the transferor and transferee with the certification procedures described in the Agency Agreement.

(b) Title

Title to the Bonds passes only by registration in the Register. In these Conditions, "Bondholder" and (in relation to a Bond) "holder" shall mean the person in whose name a Bond is registered in the Register. The holder of a Bond will (except as otherwise required by law) be treated at all times, by all persons and for all purposes as its absolute owner, whether or not it is overdue and notwithstanding any notice of ownership, trust or any interest in it or any writing thereon or the loss or theft of the Certificate issued in respect of it, and neither the Issuer, nor any Guarantor, nor the Trustee nor any Agent shall be affected by any notice to the contrary.

2. Status and Guarantee

(a) Status of the Bonds

The Bonds constitute direct, unconditional, unsubordinated and (subject to Condition 3) unsecured obligations of the Issuer and shall rank at all times pari passu and without any preference or priority among themselves. The payment obligations of the Issuer under the Bonds and of the Guarantors under the Guarantee (as defined in Condition 2(b)) shall, save for such exceptions as may be provided by mandatory provisions of applicable law and subject to Condition 3, at all times rank at least equally with all of their respective other present and future unsecured and unsubordinated obligations.

(b) Guarantee

The due payment of all sums expressed to be payable by the Issuer under the Trust Deed and the Bonds has been unconditionally and irrevocably guaranteed, jointly and severally, by the Guarantors. The obligations of the Guarantors in that respect (collectively, the "Guarantee") are contained in the Trust Deed.

3. Negative Pledge

Each of the Issuer and HKTC will not, and HKTC will not permit any of its Principal Subsidiaries (as defined in Condition 12) (other than Listed Principal Subsidiaries) to, create, incur, assume or permit to exist any Lien upon any of its property or assets, now owned or hereafter acquired, to secure any Indebtedness of the Issuer or HKTC or such Principal Subsidiary of HKTC (or any guarantee or indemnity in respect thereof) without, in any such case, making effective provision whereby the Guarantee will be secured either at least equally and rateably with such Indebtedness or by such other Lien as shall have been approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders for so long as such Indebtedness will be so secured, unless, after giving effect thereto, the aggregate outstanding principal amount of all such secured Indebtedness (excluding that of Listed Principal Subsidiaries and their respective Subsidiaries) entered into after the date of the Trust Deed would not exceed 50% of HKTC's Adjusted Consolidated Net Worth.

The foregoing restriction will not apply to:

(a) Liens existing on or prior to the date of the Trust Deed;

(b) Liens for taxes or assessments or other applicable governmental charges or levies;

(c) Liens created or arising by operation of law or created in the ordinary course of business, including, but not limited to, landlords' liens and statutory liens of carriers, warehousemen, mechanics, materialmen, vendors and other liens securing amounts which are not more than 60 days overdue or which are being contested in good faith;

(d) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts or undertakings, performance and return of money bonds, interconnection, access or resale agreements with other telecommunications companies or organisations, and similar obligations;

(e) easements, rights-of-way, zoning and similar restrictions and other similar charges or encumbrances not interfering with the ordinary conduct of the business of the Issuer or HKTC or HKTC's Principal Subsidiaries;

(f) Liens created on any property or assets acquired, leased or developed (including improved, constructed, altered or repaired) after the date of the Trust Deed; provided, however, that (i) any such Lien shall be confined to the property or assets acquired, leased or developed (including improved, constructed, altered or repaired); (ii) the principal amount of the debt encumbered by such Lien shall not exceed the cost of the acquisition or development of such property or assets or any improvements thereto (including any construction, repair or alteration) or thereon and (iii) any such Lien shall be created concurrently with or within three years following the acquisition, lease or development (including construction, improvement, repair or alteration) of such property or assets;

(g) rights of setoff of a financial institution with respect to deposits or other accounts of the Issuer or HKTC or any of HKTC's Principal Subsidiaries held by such financial institution in an amount not to exceed the aggregate amount owed to such financial institution by the Issuer or HKTC or such Principal Subsidiary, as the case may be;

(h) Liens on documents and the goods they represent in connection with letters of credit, trade finance and similar transactions entered into in the ordinary course of business;

(i) Liens arising in connection with industrial revenue, development or similar bonds or other indebtedness or means of project financing (not to exceed the value of the project financed and limited to the project financed);

(j) Liens in favour of the Issuer or HKTC or any of HKTC's Principal Subsidiaries;

(k) leases, subleases, licences and sublicences granted to third parties in the ordinary course of business;

(l) attachment, judgment and other similar Liens arising in connection with court proceedings which are effectively stayed while the underlying claims are being contested in good faith by appropriate proceedings;

(m) any Lien against any property or assets of a Person existing at the time such Person becomes a Principal Subsidiary of HKTC or arising after such acquisition pursuant to contractual commitments entered into prior to and not in contemplation of such acquisition;

(n) any Lien existing on any property or assets prior to the acquisition thereof, which Lien was not created in connection with the acquisition thereof, except for Liens permitted pursuant to paragraph (vi) above;

(o) Liens on any property or assets of the Issuer or HKTC or any of HKTC's Principal Subsidiaries in favour of any government or any subdivision thereof, securing the obligations of HKTC or such Principal Subsidiary under any contract or payment owed to such governmental entity pursuant to applicable laws, rules, regulations or statutes;

(p) Liens created in connection with any sale/leaseback transaction;

(q) any renewal or extension of any of the Liens described in the foregoing paragraphs which is limited to the original property or assets covered thereby; or

(r) Liens in respect of Indebtedness with respect to which the Issuer or HKTC or its Principal Subsidiaries has paid money or deposited money or securities with a fiscal agent, trustee or depository to pay or discharge in full the obligations of the Issuer or HKTC and their respective Subsidiaries (as defined in Condition 6(c)) in respect thereof (other than the obligations that such money or securities so paid or deposited, and the proceeds therefrom, be sufficient to pay or discharge such obligations in full).

For the purpose of this Condition:-

"Adjusted Consolidated Net Worth" means the sum of (a) all amounts paid up (or credited as paid up) on all classes of HKTC's issued share capital, revenue or capital reserves, capital contribution, or any other accounts that are included as shareholders' funds under Hong Kong GAAP and (b) the aggregate outstanding principal amount of Subordinated Indebtedness.

"Capital Stock" means any and all shares, interests (including joint venture interests), participations or other equivalents (however designated) of capital stock of a corporation or any and all equivalent ownership interests in a Person (other than a corporation).

"Hong Kong GAAP" means generally accepted accounting principles in Hong Kong.

"Indebtedness" of any Person means, any indebtedness for or in respect of money borrowed that has a final maturity of one year or more from its date of incurrence or issuance and that is evidenced by any agreement or other instrument, excluding trade payables; provided, however, that for the purposes of determining the amount of Indebtedness of the Issuer or HKTC or any of HKTC's Principal Subsidiaries outstanding at any relevant time, the amount included as Indebtedness of the Issuer or HKTC or such Principal Subsidiary in respect of finance leases shall be the net amount from time to time properly characterised as "obligations under finance leases" in accordance with Hong Kong GAAP.

"Lien" means any mortgage, charge, pledge, lien, encumbrance, hypothecation, title retention, security interest or security arrangement of any kind.

"Listed Principal Subsidiary" means any Principal Subsidiary of HKTC, the shares of which are at the relevant time listed on The Stock Exchange of Hong Kong Limited or any other recognised stock exchange.

"Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organisation, government or any agency or political subdivision thereof or any other entity.

"Subordinated Indebtedness" means the principal amount of Indebtedness of HKTC (including perpetual debt, which HKTC is not required to repay) which (i) has a final maturity and a weighted average life to maturity longer than the maturity of the Bonds and (ii) is issued or assumed pursuant to, or evidenced by, a deed or other instrument containing provisions for the subordination of such Indebtedness to the Bonds including (x) a provision that in the event of any bankruptcy, insolvency or other similar proceeding in respect of HKTC, the Bondholders shall be entitled to receive payment in full in cash of all principal, additional amounts and interest on the Bonds (including all interest arising after the commencement of such proceeding whether or not an allowed claim in such proceeding) before the holder or holders of any such Subordinated Indebtedness shall be entitled to receive any payment of principal, interest or premium thereon, (y) a provision that if an Event of Default has occurred and is continuing under the Trust Deed, the holder or holders of any such Subordinated Indebtedness shall not be entitled to payment of any principal, interest or premium in respect thereof unless or until such Event of Default shall have been cured or waived or shall have ceased to exist, and (z) a provision that the holder or holders of such Subordinated Indebtedness may not accelerate the maturity thereof as a result of any default relating thereto so long as any Bond is outstanding (as defined in the Trust Deed).

4. Registration and Transfers

(a) The Register

The Issuer will cause to be kept at the specified office of the Registrar and in accordance with the terms of the Agency Agreement a register (the "Register") on which shall be entered the names and addresses of the holders of the Bonds and the particulars of the Bonds held by them and of all transfers of the Bonds. Each Bondholder shall be entitled to receive only one Certificate in respect of its entire holding.

(b) Transfers

Subject to the terms of the Agency Agreement, a Bond may be transferred by delivering the Certificate issued in respect of that Bond, with the form of transfer on the back duly completed and signed by the holder or his attorney duly authorised in writing, to the specified office of any of the Transfer Agents. No transfer of title to any Bond will be effective unless and until entered on the Register.

(c) Delivery of New Certificates

Each new Certificate to be issued upon a transfer of Bonds will, within seven Business Days (as defined below) of receipt by the relevant Transfer Agent of the duly completed and signed form of transfer, be made available for collection at the specified office of the relevant Transfer Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder of the Bonds (but free of charge to the holder) to the address specified in the form of transfer.

Where only some of the Bonds in respect of which a Certificate is issued are to be transferred, converted or redeemed, a new Certificate in respect of the Bonds not so transferred, converted or redeemed will, within seven Business Days of the delivery of the original Certificate to the relevant Agent, be made available for collection at the specified office of the relevant Agent or, if so requested by the holder, be mailed by uninsured mail at the risk of the holder of the Bonds not so transferred, converted or redeemed (but free of charge to the holder) to the address of such holder appearing on the Register.

In Conditions 4 and 6(a), "Business Day" shall mean a day other than a Saturday or Sunday on which banks are open for normal banking business in the city in which the specified office of the relevant Agent with whom a Certificate is deposited in connection with a transfer, conversion or redemption is located.

(d) Formalities free of charge

Registration of transfers of Bonds will be effected without charge by or on behalf of the Issuer or any of the Transfer Agents, but upon (i) payment (or the giving of such indemnity as the Issuer or any of the Transfer Agents may reasonably require) in respect of any tax or other government charges which may be imposed in relation to it and (ii) the Issuer or the relevant Transfer Agent being satisfied that the regulations concerning transfer of Bonds have been complied with.

(e) Closed Periods

No Bondholder may require the transfer of any Bonds to be registered (i) during the period of 15 days ending on and including the due date for any payment of principal or of premium on the relevant Bonds; (ii) after a Conversion Notice (as defined in Condition 6(b)) together with the relevant Certificate in respect of the relevant Bonds has been deposited for conversion pursuant to Condition 6(b); (iii) during the period of seven days ending on (and including) the date for any drawings under Condition 8(b); or (iv) during the period of seven days ending on (and including) any Interest Record Date (as defined in Condition 10(b)).

(f) Regulations

All transfers of Bonds and entries on the Register will be made subject to the detailed regulations concerning transfers of Bonds appended to the Agency Agreement. The regulations may be changed by the Issuer, with the prior written approval of the Trustee and the Registrar. A copy of the current regulations will be mailed (free of charge) by the Registrar to any Bondholder upon request.

5. Interest

The Bonds bear interest from and including 29 January 2002 (the "Closing Date") at the rate of 1 per cent. per annum calculated on the principal amount of the Bonds. Interest is payable semi-annually in arrear on 29 January and 29 July in each year (each an "Interest Payment Date"), with the first interest payment to be made on 29 July 2002.

Each Bond will cease to bear interest (i) (subject to Condition 6(b)(iv)) on the Interest Payment Date immediately preceding the Conversion Date (as defined in Condition 6(b)(i)), (or, if such Bond is converted before the first Interest Payment Date, such Bond shall not bear interest at all) subject to conversion of the relevant Bond in accordance with the provisions of Condition 6; or (ii) from the due date for redemption thereof unless, upon surrender in accordance with Condition 10, payment of the full amount due is improperly withheld or refused or unless default is otherwise made in respect of any such payment. In the event referred to in (ii) above, such Bonds shall continue to bear interest at the aforesaid rate (both before and after judgment) until whichever is the earlier of (a) the day on which all sums due in respect of such Bonds up to (but excluding) that date are received by or on behalf of the relevant holder and (b) the day seven days after the Trustee or the Principal Paying Agent has notified Bondholders of receipt of all sums due in respect of all the Bonds up to (but excluding) that seventh day (except to the extent that there is failure in the subsequent payment to the relevant holders under these Conditions). Interest payable under this paragraph will be paid in accordance with Condition 10(b).

Interest will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

6. Conversion

(a) Conversion Right

(i) Conversion Period: Subject as hereinafter provided, Bondholders have the right (the "Conversion Right") to convert any of the Bonds into Shares (as defined below), credited as fully paid, at any time during the Conversion Period referred to below.

Subject to and upon compliance with the provisions of this Condition, the Conversion Right attaching to any Bond may be exercised, at the option of the holder thereof, at any time on and after 29 April 2002 up to the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on 15 January 2007 (but in no event thereafter) or if such Bond shall have been called for redemption before the Maturity Date, then up to the close of business (at the place aforesaid) on the date seven Business Days (in the place aforesaid) prior to the date fixed for redemption thereof (the "Conversion Period").

The number of Shares to be issued on conversion of a Bond will be determined by dividing the principal amount of the Bond to be converted by the Conversion Price translated into US Dollars at the Fixed Rate (defined below) in effect at the Conversion Date (both as hereinafter defined). On conversion the right of the converting Bondholder to repayment of the principal amount of the Bond (and, subject as provided in Condition 6(b)(iv), accrued interest thereon) being converted shall be extinguished and released, and in consideration and in exchange therefor PCCW shall allot and issue Shares credited as paid-up in full as provided in this Condition 6. A Conversion Right may only be exercised in respect of one or more Bonds (and not part thereof). If more than one Bond held by the same holder is converted at any one time by the same holder, the number of Shares to be issued upon such conversion will be calculated on the basis of the aggregate principal amount of the Bonds to be converted.

(ii) Fractions of Shares: Fractions of Shares will not be issued on exercise of any Conversion Right. Where fractions would otherwise fall to be issued on conversion, the Issuer shall make a cash payment (in US Dollars by means of a US Dollar cheque drawn on a bank in New York City) to the converting Bondholder or (in the case of conversion pursuant to Condition 6(e)) the Trustee, of a sum equal to such portion of the principal amount of the Bond or Bonds represented by the Certificate deposited in connection with the exercise of Conversion Rights as corresponds to any fraction of a Share not issued as aforesaid. If the cash payment otherwise to be made to any Bondholder would amount to less than US$10, then neither the Issuer nor any Guarantor shall be under any obligation to make any such payment.

(iii) Conversion Price: The price at which a Share will be issued upon conversion (the "Conversion Price") will initially be HK$2.75 (equivalent to US$0.3526, as translated into US Dollars at the fixed rate of US$1.00 = HK$7.80 (the "Fixed Rate")). The Conversion Price will be subject to adjustment in the manner provided in Condition 6(c).

(iv) Conversion Ratio: The conversion ratio is equal to the principal amount per Bond of US$1,000 divided by the then prevailing Conversion Price converted into US Dollars at the Fixed Rate.

(v) Revival of Conversion Right after Default: Notwithstanding the provisions of Condition 6(a)(i), if any Event of Default (as defined in Condition 12) has occurred and is continuing, the Conversion Right attaching to such Bond will continue to be exercisable (unless already exercised by the Trustee pursuant to Condition 6(e)) up to, and including, the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on the date upon which the full amount of the moneys payable in respect of such Bond has been duly received by the Principal Paying Agent (except to the extent that there is a failure in the subsequent payment by any Paying Agent, at a time when it is acting as an agent of the Issuer or the Trustee, to the relevant Bondholder under these Conditions) or by the Trustee and, notwithstanding the provisions of Condition 6(a)(i) and Condition 6(b)(i), any Bond in respect of which the Certificate and Conversion Notice are deposited for conversion prior to such date shall be converted on the relevant Conversion Date notwithstanding that the full amount of the moneys payable in respect of such Bond shall have been received by the Principal Paying Agent or Trustee before such Conversion Date or that the Conversion Period may have expired before such Conversion Date.

(vi) Meaning of "Shares": As used in these Conditions, the expression "Shares" means ordinary shares of par value HK$0.05 each of PCCW or shares resulting from any subdivision, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of PCCW.

(b) Conversion Procedure

(i) Conversion Notice: To exercise the Conversion Right attaching to any Bond, the holder thereof must complete, execute and deposit at his own expense during normal business hours at the specified office of any Conversion Agent a notice of conversion (a "Conversion Notice") in duplicate in the form (for the time being current) obtainable from the specified office of each Conversion Agent, together with the relevant Certificate and any amounts required to be paid by the Bondholder (or, in the case of conversion pursuant to Condition 6(e), by way of deduction from the net proceeds of sale referred to in such Condition, by the Trustee) under Condition 6(b)(ii).

A Conversion Notice once delivered shall be irrevocable. The Issuer, or the Conversion Agent on its behalf, may reject any incomplete or incorrect Conversion Notice. All costs and expenses incurred or caused by an incomplete or incorrect Conversion Notice shall be for the account of the relevant Bondholder.

Upon exercise of a Conversion Right, a Bondholder converting a Bond shall be required to represent and agree in the Conversion Notice that (A) either (1) at the time of signing and delivery of such Conversion Notice it is not in the United States (within the meaning of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act")) and it purchased such Bond, or the beneficial interest therein, in a transaction made in accordance with Rule 903 or Rule 904 of Regulation S or (2) it and the person who has the beneficial interest in that Bond is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act ("Rule 144A"); (B) it understands that the Shares have not been and will not be registered under the Securities Act and are being issued in accordance with, and subject to, the requirements of Regulation S, another applicable exemption from the Securities Act and applicable state law, and in accordance with and subject to the laws of other jurisdictions; and (C) it understands that the Shares to be issued or transferred upon conversion of such Bond may be offered, sold, delivered, pledged or transferred by them only (1) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S, or (2) pursuant to an applicable exemption from registration under the Securities Act and in accordance with state law and other applicable laws, and may not be deposited in any unrestricted depositary receipt facility for the Shares which may exist in the United States unless and until such time as it establishes, to the satisfaction of the depositary, that such Shares are no longer a "restricted security" within the meaning of Rule 144(a)(3) under the Securities Act and applicable state law. No Share will be delivered to a holder of a Bond or to a person having a beneficial interest therein unless each of such holder and beneficial owner satisfies the foregoing conditions. If such holder or such beneficial owner is unable or otherwise fails to satisfy the foregoing conditions, such holder may transfer its Bond or beneficial interest therein subject to compliance with the transfer restrictions set forth in the Agency Agreement. The Bonds and the Conversion Notice will bear an appropriate legend specifying the restrictions on conversion set forth above.

The conversion date in respect of a Bond (the "Conversion Date") must fall at a time when the Conversion Right attaching to that Bond is expressed in these Conditions to be exercisable (subject to the provisions of Condition 6(a)(v) above) and will be deemed to be the dealing day (as defined below) immediately following the date of the surrender of the Certificate in respect of such Bond and delivery of such Conversion Notice and, if applicable, any payment to be made or indemnity given under these Conditions in connection with the exercise of such Conversion Right or, in the case of conversion by the Trustee pursuant to Condition 6(e), the relevant date fixed for redemption (or in the case of a conversion by the Trustee pursuant to Condition 6(e) where the Bonds have become repayable as a result of an Event of Default, the date of election).

Notwithstanding the foregoing, if the Conversion Date in respect of a Bond would otherwise fall during a period in which the register of shareholders of PCCW is closed for the purpose of establishing entitlement to any dividend or other rights attaching to the Shares (a "Book Closure Period"), such Conversion Date shall be postponed to the first dealing day after the expiry of such Book Closure Period. Any exercise of a Conversion Right or the Trustee's right to convert pursuant to Condition 6(e) shall be deemed to be ineffective and, subject to Condition 6(a)(v), shall be deemed to have expired if, as a result of any postponement pursuant to this paragraph, the Conversion Date would fall on a day after expiry of the Conversion Period or, in the case of the exercise of such rights as aforesaid, after the relevant redemption date.

"dealing day" means any day (other than a Saturday or Sunday) on which trading of Shares takes place on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") or an Alternative Stock Exchange (as defined in Condition 6(d) below).

(ii) Taxes, expenses etc.: A Bondholder delivering a Certificate in respect of a Bond for conversion or the Trustee (in the case of conversion pursuant to Condition 6(e)) must pay (in the case of the Trustee, by way of deduction from the net proceeds of sale referred to in Condition 6(e)) to the relevant Agent any taxes and capital, stamp, issue and registration duties arising on conversion (other than any taxes or capital or stamp duties payable in the British Virgin Islands, Hong Kong and, if relevant, in the place of the Alternative Stock Exchange, as the case may be, by PCCW in respect of the allotment and issue of Shares and listing of the Shares on conversion) and such Bondholder or the Trustee (as the case may be) must pay (in the case of the Trustee, by way of deduction from the net proceeds of sale as aforesaid) all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion. PCCW will pay all other expenses arising on the issue of Shares on conversion of the Bonds.

(iii) Issue of Shares and Registration: As soon as practicable, and in any event not later than 21 days after the Conversion Date (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), PCCW will, in the case of Bonds converted on exercise of the Conversion Right and in respect of which a duly completed Conversion Notice has been delivered and the relevant Certificate and amounts payable by the relevant Bondholder deposited as required by Condition 6(b)(i) and Condition 6(b)(ii) or, in the case of Bonds converted in accordance with Condition 6(e), register the person or persons designated for the purpose in the Conversion Notice (or, in the case of Bonds converted in accordance with Condition 6(e), the Trustee or its nominee) as holder(s) of the relevant number of Shares in its share register and will, if the Bondholder (or, in the case of Bonds converted in accordance with Condition 6(e), the Trustee) has so requested in the Conversion Notice, either take all necessary action to procure that Shares are delivered through the Central Clearing and Settlement System of Hong Kong for so long as the Shares are listed on the Hong Kong Stock Exchange; or will make a certificate or certificates for the relevant Shares available for collection at the specified office of PCCW's share registrar in Hong Kong or, as the case may be, in the place of the Alternative Stock Exchange; or will cause its share registrar to mail by uninsured mail (at the risk, and, if sent at the request of such person otherwise than by ordinary mail, at the expense, of the person to whom such certificate or certificates are sent) such certificate or certificates for such Shares to such person at the place specified in the Conversion Notice (or, in the case of Bonds converted in accordance with Condition 6(e), the Trustee), together (in any case) with any other securities, property or cash required to be delivered upon conversion and such assignments and other documents (if any) as may be required by law to effect the transfer thereof.

Bonds which are converted will be cancelled by removal of the Bondholder's name from the Register in respect of such Bonds on the relevant Registration Date (as defined below). The person or persons specified for that purpose (or, in the case of Bonds converted in accordance with Condition 6(e), the Trustee or its nominee) will become the holder of record of the number of Shares issuable upon conversion with effect from the date he is or they are registered as such in PCCW's register of members (the "Registration Date"). The Shares issued upon conversion of the Bonds will in all respects rank pari passu with the Shares in issue on the relevant Registration Date. Save as set out in these Conditions, a holder of Shares issued on conversion of Bonds shall not be entitled to any rights the record date for which precedes the relevant Registration Date.

If the Conversion Price is adjusted with effect (retroactively or otherwise) from a date falling on or before the Registration Date of any Shares issued on conversion of a Bond the Bondholder's entitlement to which was determined on the basis of the unadjusted Conversion Price, PCCW will procure that the provisions of Condition 6(b)(iii) shall be applied, mutatis mutandis, to the number of additional Shares which would have been required to be issued on conversion of such Bond if the relevant adjustment had been given effect as at the Conversion Date.

If the record date for the payment of any dividend or other distribution in respect of the Shares is on or after the Conversion Date in respect of any Bond, but before the Registration Date (disregarding any retroactive adjustment of the Conversion Price referred to in this Condition 6(b)(iii) prior to the time such retroactive adjustment shall have become effective), or, in the case of an exercise of Conversion Rights by the Trustee pursuant to Condition 6(e), on or after the eighth day prior to the redemption date specified in Condition 6(e) (or, where the Bonds have become repayable as a result of an Event of Default, on or after the date which is the last day on which the Conversion Rights could be exercised by the Trustee pursuant to Condition 6(e)) but before the date on which PCCW fulfils its obligations in respect of the delivery of such Shares to or for the account of the relevant Bondholders or the Trustee (as the case may be), with the effect that such Bondholder or its nominee or the Trustee or its nominee (as the case may be) is not entitled to such dividend or distribution, PCCW will pay to the converting Bondholder, his nominee or the Trustee (as the case may be) an amount (the "Equivalent Amount") converted, if necessary, into US Dollars at the Prevailing Rate (as defined in Condition 6(e)) equal to any such dividend or other distribution to which he or it would have been entitled had he or it, on that record date, been such a shareholder of record and will make the payment at the same time as it makes payment of the dividend or other distribution, or as soon as practicable thereafter, but, in any event, not later than seven days thereafter. The Equivalent Amount shall be paid by means of a US Dollar cheque drawn on a bank in New York City and sent to the address specified in the relevant Conversion Notice.

(iv) Interest Accrual: If any notice requiring the redemption of any Bonds is given pursuant to Condition 8(b) or 8(c) during the period commencing on or after the fifteenth day prior to the record date in respect of any dividend payable in respect of the Shares and ending on the Interest Payment Date next following such record date, where such notice specifies a date for redemption falling on or prior to the date which is 14 days after the next following Interest Payment Date, interest shall (subject as hereinafter provided) accrue on Bonds (i) the Certificates for which shall have been delivered for conversion and in respect of which the Conversion Date falls after such record date and on or prior to the Interest Payment Date next following such record date or (ii) if such notice specifies a date for redemption on or prior to such next following Interest Payment Date to which the election by the Trustee provided for in Condition 6(e) applies, in each case from, and including, the preceding Interest Payment Date (or, if the relevant Conversion Date falls on or before the first Interest Payment Date, from, and including, the Closing Date) to, but excluding, the relevant Conversion Date; provided that no such interest shall accrue on any Bond if the Shares allotted on conversion thereof shall carry an entitlement to receive such dividend or the Equivalent Amount. Any such interest shall be paid not later than 14 days after the relevant Conversion Date by means of a US Dollar cheque drawn on, or by transfer to a US Dollar account maintained by the payee with, a bank in New York City, in accordance with instructions given by the relevant Bondholder or, in the case of such election by the Trustee, the Trustee.

Save as provided in this sub-paragraph (iv), no payment or adjustment will be made on conversion for any interest accrued on converted Bonds since the Interest Payment Date last preceding the relevant Conversion Date, or if the Bonds are converted before the first Interest Payment Date, since the date of issue of the Bonds.

(c) Adjustments to Conversion Price

The Conversion Price will be subject to adjustment in the following events as more fully set out in the Trust Deed (save and except that no adjustment will be made to the Conversion Price by virtue of the issue of any Optional Bonds):-

(i) any alteration to the nominal value of the Shares as a result of consolidation, subdivision or re-classification;

(ii) the issue of any Shares to any person(s) in whose name(s) Shares are registered (the "Shareholders") (including, without limitation, Shares paid up out of distributable profits or reserves and/or share premium account issued in lieu of the whole or any part of a cash dividend and free distributions or bonus issues of Shares) other than a rights issue;

(iii) the payment or making of any Capital Distribution by PCCW to the Shareholders (except where the Conversion Price is adjusted as a result of Condition 6(c)(ii));

(iv) the issue of Shares to all or substantially all Shareholders as a class by PCCW by way of rights, or the issue or grant to all or substantially all Shareholders as a class, by way of rights, of options, warrants or other rights to subscribe for or purchase any Shares, in each case at less than 95% of the Current Market Price (as defined in Condition 6(c)(B)) per Share on the last dealing day preceding the date of the announcement of the terms of such issue or grant;

(v) the issue of any securities (other than Shares or options, warrants or other rights to subscribe or purchase Shares or securities convertible or exchangeable into Shares) to all or substantially all Shareholders as a class by PCCW, by way of rights, or the grant to all or substantially all Shareholders as a class by PCCW by way of rights of any options, warrants or other rights to subscribe for or purchase any securities (other than Shares or options, warrants or other rights to subscribe or purchase Shares or securities convertible or exchangeable into Shares);

(vi) the issue (otherwise than as mentioned in Condition 6(c)(iv)) by PCCW wholly for cash of any Shares (other than Shares issued on the exercise of Conversion Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, Shares) or the issue or grant by PCCW of (otherwise than as mentioned in Condition 6(c)(v)) options, warrants or other rights to subscribe or purchase Shares in each case at a price per Share which is less than 95% of the Current Market Price on the last dealing day preceding the date of announcement of the terms of such issue;

(vii) save in the case of an issue of securities arising from a conversion or exchange of other securities in accordance with the terms applicable to such securities themselves falling within the provisions of this Condition 6(c)(vii), the issue wholly for cash by PCCW or any of its Subsidiaries (as defined in Condition 3(b)) (otherwise than as mentioned in Condition 6(c)(iv), (v) or (vi)) or (at the direction or request of or pursuant to any arrangements with PCCW or any of its Subsidiaries) any other company, person or entity of any securities (other than the Bonds) which by their terms of issue carry rights of conversion into, or exchange or subscription for, or to be redesignated as, Shares issued or to be issued by PCCW upon conversion, exchange, subscription or redesignation at a consideration per Share receivable by PCCW which is less than 95% of the Current Market Price on the last dealing day preceding the date of announcement of the terms of issue of such securities;

(viii) any modification of the rights of conversion, exchange, subscription or redesignation attaching to any such securities as are mentioned in Condition 6(c)(vii) (other than in accordance with the terms applicable to such securities) so that the consideration per Share receivable by PCCW or any of its Subsidiaries (for the number of Shares available on conversion, exchange or subscription or redesignation following such modification) is less than 95% of the Current Market Price on the last dealing day preceding the date of announcement of the proposals for such modification;

(ix) the issue, sale or distribution by or on behalf of PCCW or any Subsidiary (as defined below) or (at the direction or request of or pursuant to any arrangements with PCCW or any Subsidiary) any other company, person or entity of any securities in connection with an offer by or on behalf of PCCW or any Subsidiary or such other company, person or entity pursuant to which offer the Shareholders generally (meaning for these purposes the holders of at least 60% of the Shares outstanding at the time such offer is made) are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Conversion Price falls to be adjusted under Condition 6(c)(iv) to (vii));

(x) if PCCW determines (with the prior written approval of the Trustee) or the Trustee determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in this Condition 6(c), even if the relevant event or circumstance is specifically excluded from the operation of Condition 6(c)(i) to (ix), PCCW shall at its own expense request its Auditors (as defined in the Trust Deed) to determine (acting as experts) as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof, if the adjustment would result in a reduction in the Conversion Price, and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination.

Provided that where (1) the circumstances giving rise to any adjustment pursuant to this Condition 6(c) have already resulted or will result in an adjustment to the Conversion Price, or (2) the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Conversion Price, the provisions of this Condition 6(c) shall be implemented with such modifications as may be advised by the Auditors of PCCW to be in their opinion appropriate to give the intended result.

For the purposes of these Conditions:-

"Subsidiary" means, in relation to any company, any company or other business entity of which the first-named company owns or controls (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital, or other ownership interest, giving ordinary voting power to elect directors, managers or trustees of such company or other business entity, or any company or other business entity which at any time has its accounts consolidated with those of the first-named company or which, under Hong Kong law or regulations and under generally accepted accounting principles in Hong Kong from time to time, should have its accounts consolidated with those of the first-named company.

For the purposes of this Condition 6(c):-

(A) "Capital Distribution" means:-

(a) any distribution of assets in specie charged or provided or to be provided for in the accounts of PCCW for any financial period (whenever paid or made and however described) but excluding a distribution of assets in specie in lieu of, and to a value not exceeding, a cash dividend which would not have constituted an Extraordinary Dividend under (b) below (and for these purposes a distribution of assets in specie includes without limitation an issue of shares or other securities credited as fully or partly paid-up (other than Shares credited as fully paid) by way of capitalisation of reserves); and/or

(b) any cash dividend or distribution of any kind charged or provided for or to be provided for in the accounts of PCCW (whenever paid or made and howsoever described) in circumstances where the Total Current Dividend equals or exceeds, on a per Share basis, 5% of the closing price of the Shares as derived from the Daily Quotation Sheet of the Hong Kong Stock Exchange or the equivalent quotation sheets of an Alternative Stock Exchange on the last dealing day prior to the date of the announcement of such dividend, such excess constituting the "Extraordinary Dividend"; for which purposes "Total Current Dividend" means any and all cash dividends or other distributions charged or provided for in the accounts of PCCW, prior to the deduction of any withholding tax and any corporate tax attributable to that dividend, in the period starting from the beginning of the fiscal year in which the record date set for the dividend that may result in an adjustment falls and ending on and including that record date (including the dividend that may result in an adjustment), other than any dividend or portion thereof which previously resulted in an adjustment under this Condition 6(c).

A purchase or redemption of share capital by PCCW shall not constitute a Capital Distribution or be taken into account in determining whether any other dividend or distribution shall constitute a Capital Distribution unless in the case of purchases of Shares by PCCW, the average price per Share (before expenses) on any one day in respect of such purchases exceeds by more than 5% of the Current Market Price per Share either (i) on that date; or (ii) where an announcement has been made of the intention to purchase Shares at some future date at a specified price, on the dealing day immediately preceding the date of such announcement, in which case such purchase shall be deemed to constitute a Capital Distribution in the amount of the aggregate price paid (before expenses) in respect of such Shares purchased by PCCW.

(B) "Current Market Price" means, in respect of a Share at a particular date, the average of the closing prices published in the Hong Kong Stock Exchange's Daily Quotation Sheet (or the equivalent quotation sheet of an Alternative Stock Exchange, as the case may be) for one Share (assuming a transaction in a board lot) for the five consecutive dealing days ending on the dealing day immediately preceding such date, provided that if at any time during the said five dealing days the Shares shall have been quoted ex-dividend and during some other part of that period the Shares shall have been quoted cum-dividend then:-

(x) if the Shares to be issued or purchased do not rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share (excluding any associated tax credit); and

(y) if the Shares to be issued or purchased rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by an amount equal to the amount of that dividend per Share (excluding any associated tax credit);

and provided further that if the Shares on each of the said five dealing days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Shares to be issued or purchased do not rank for that dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share (excluding any associated tax credit).

If, on any one of the five consecutive dealing days referred to above, no closing price is reported for the Shares, the closing price per Share on such dealing day shall be deemed to be the same as that on the immediately preceding dealing day.

On any adjustment, the relevant Conversion Price shall be rounded down to the nearest one hundredth of a Hong Kong cent. No adjustment shall be made to the Conversion Price where such adjustment (rounded down as applicable) would be less than 1% of the Conversion Price then in effect. Any adjustment not required to be made, and any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment. Notice of any adjustment shall be given to Bondholders in accordance with Condition 15 as soon as practicable after the determination thereof.

The Conversion Price may not be reduced so that, on conversion of Bonds, Shares would fall to be issued at a discount to their par value.

Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time that in the opinion of the Auditors of PCCW the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by the Auditors of PCCW to be in their opinion appropriate in order to give such intended result.

If any doubt shall arise as to the appropriate adjustment to the Conversion Price, a certificate or report of the Auditors of PCCW, acting as experts, shall in the absence of manifest error be conclusive and binding on all parties.

No adjustment will be made to the Conversion Price when Shares or other securities (including rights or options) are issued, offered or granted to employees (including directors) of PCCW or any of its Subsidiaries or any associated company of PCCW pursuant to any Employee Share Scheme (as defined in the Trust Deed) as may be amended from time to time.

No adjustment involving an increase in the Conversion Price will be made, except in the case of a consolidation of the Shares as referred to in this Condition 6(c)(i) above or to correct an error in a previous calculation of the Conversion Price.

The Issuer shall give notice to the Bondholders in accordance with Condition 15 of any change in the Conversion Price. Any such notice relating to a change in the Conversion Price shall set forth the event giving rise to the adjustment, the Conversion Price prior to such adjustment, the adjusted Conversion Price and the effective date of such adjustment.

(d) Undertakings by PCCW

PCCW has undertaken in the Trust Deed that so long as any Bond remains outstanding it will use all reasonable endeavours (a) to maintain a listing for all the issued Shares on the Hong Kong Stock Exchange (b) to obtain and maintain a listing for all the Shares to be issued on the exercise of the Conversion Rights attaching to the Bonds on the Hong Kong Stock Exchange and (c) if PCCW is unable to obtain or maintain such listing, to obtain and maintain a listing for all the Shares issued on the exercise of the Conversion Rights on any other stock exchanges (each an "Alternative Stock Exchange") as PCCW may from time to time (with the prior written approval of the Trustee, such approval not to be unreasonably withheld or delayed) determine and will forthwith give notice to the Bondholders in accordance with Condition 15 of the listing or delisting of the Shares (as a class) by any of such stock exchanges.

PCCW has undertaken in the Trust Deed to pay the expenses of the issue of, and all expenses of obtaining listing for, Shares arising on conversion of the Bonds.

PCCW has also given certain other undertakings in the Trust Deed for the protection of the Conversion Rights.

(e) Conversion by the Trustee

Subject as provided in the Trust Deed, the Trustee may, at its absolute discretion (and without being responsible for any loss occasioned thereby or by not so doing), within the period which commences on the date which is seven days prior to the date fixed for redemption by the Issuer of any of the Bonds pursuant to Condition 8(b) or (c) and which ends at the close of business on the day (other than a Saturday or Sunday) on which banks are open for normal banking business in Hong Kong which falls immediately prior to the date so fixed for redemption or, (as applicable) where the Bonds have become repayable as a result of an Event of Default (as defined below) on the date which is the last day on which the Conversion Right could be exercised by a Bondholder, elect by notice in writing to the Issuer and the Principal Conversion Agent to exercise the Conversion Right attaching to all (but not some only) of the Bonds outstanding on such date which have not been duly surrendered for redemption by the close of business in Hong Kong on the date of receipt of such notice by the Issuer (the "Unexercised Bonds"), as if such Bonds had been converted on the eighth day prior to such redemption date or on such last day, as the case may be, if all necessary consents (if any) have been obtained and the Trustee is satisfied or is advised by an investment or merchant bank or securities firm of international standing selected by the Trustee that the net proceeds of sale of the Shares deliverable upon such conversion (disregarding any liability (other than a liability of the Trustee) to taxation or the payment of any capital, stamp, issue or registration duties consequent thereon), together with any cash amount payable upon exercise, would (when converted, if necessary, into US Dollars at the Prevailing Rate for such Conversion Date) be likely to exceed the Early Redemption Amount (as defined in Condition 8(e)) which would otherwise be payable in respect of such Bonds at such time. Any such Shares issued on conversion of the Unexercised Bonds shall be sold by, or on behalf of, the Trustee, which shall not be liable for any loss occasioned thereby, as soon as practicable and the net proceeds of sale and/or any such cash amounts shall, if necessary, be converted into US Dollars at the Prevailing Rate on the first business day following the date of such sale and, after deducting therefrom the expenses incurred by the Trustee in connection with the sale and such amount (if any) as the Trustee shall determine to be necessary to indemnify it against any liability to taxation and the payment of any capital, stamp, issue or registration duties (if any) arising from the sale, shall be paid to the Principal Paying Agent (whose receipt therefor shall be an absolute discharge to the Trustee) for distribution rateably and equally to the holders of the Unexercised Bonds against presentation of the relevant Certificates in accordance with Condition 10. If the Conversion Date in respect of such Unexercised Bonds falls on or prior to an Interest Payment Date, a sum equal to any interest otherwise payable on that Interest Payment Date in respect of such Unexercised Bonds and which has been paid to holders thereof will be deducted from the net proceeds of sale payable to the relevant holders and shall be paid to the Issuer. The amount of such net proceeds of sale shall be treated for all purposes as the full amount due by the Issuer and the Guarantors in respect of the Unexercised Bonds.

"Prevailing Rate" means a rate for exchanging US Dollars and HK Dollars; the "Prevailing Rate" applicable to any date shall be the bid rate for such exchange shown on the Reuters FWEN page at or about 11.00 a.m. (Hong Kong time) on the date which is two business days before that date; if no such rate appears on the Reuters FWEN page, The Hongkong and Shanghai Banking Corporation Limited's rate at such time (or the rate of such other bank as is selected by the Issuer and approved by the Trustee at such time) shall be used instead.

In exercising its powers under this Condition 6(e) the Trustee shall have regard to the economic interests of the holders of the Unexercised Bonds as a class and to no other considerations.

(f) Consolidation, amalgamation or merger

In the case of any consolidation, amalgamation or merger of PCCW with any other corporation (other than a consolidation, amalgamation or merger in which PCCW is the continuing corporation), or in the case of any sale or transfer of all, or substantially all, of the assets of PCCW, PCCW will forthwith notify the Bondholders (in accordance with Condition 15) and the Trustee of such event and (so far as legally possible) cause the corporation resulting from such consolidation, amalgamation or merger or the corporation which shall have acquired such assets, as the case may be, to execute a trust deed supplemental to the Trust Deed to ensure that the holder of each Bond then outstanding will have the right (during the period in which such Bond shall be convertible) to convert such Bond into the class and amount of shares and other securities and property receivable upon such consolidation, amalgamation, merger, sale or transfer by a holder of the number of Shares which would have become liable to be issued upon conversion of such Bond immediately prior to such consolidated, amalgamation, merger, sale or transfer. Such supplemental trust deed will provide for adjustments which will be as nearly equivalent as may be practicable to the adjustments provided for in the foregoing provisions of this Condition. The above provisions of this paragraph (f) will apply in the same way to any subsequent consolidations, amalgamations, mergers, sales or transfers.

7. Undertakings

(a) PCCW undertakings

PCCW has undertaken in the Trust Deed, inter alia, that whilst any Bond remains outstanding, save with the approval of an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders or with the prior written approval of the Trustee where, in the opinion of the Trustee, it is not materially prejudicial to the interests of Bondholders to give such approval:

(i) the Issuer shall remain a direct or indirect wholly-owned Subsidiary of PCCW; and

(ii) it will procure that the Issuer will not carry on any business activity whatsoever other than in connection with the Bonds (which shall, for the avoidance of doubt, include the on-lending of the proceeds of the issue of the Bonds to PCCW or any of PCCW's Subsidiaries) and, in particular, will not incur any indebtedness (other than to PCCW or PCCW's Subsidiaries) or make any issue of bonds, notes, debentures, loan stock, or other debt securities of any kind, other than the Bonds.

(b) HKTC undertaking

HKTC has undertaken in the Trust Deed that it will not waive, amend or terminate any provision of the Subordinated Guarantee, dated 7 February 2001, provided by HKTC in respect of the US$750,000,000 Variable Coupon Secured Subordinated Convertible Bonds due 2007, issued by PCCW to Telstra Corporation Limited on 7 February 2001, in any way that would have a material adverse effect on the rights of the Bondholders.

8. Redemption and Purchase

(a) Redemption at Maturity

Unless previously redeemed, converted or purchased and cancelled as herein provided, the Issuer will redeem each Bond on 29 January 2007 (the "Maturity Date") at 119.383%. of its principal amount plus interest accrued from and including the last Interest Payment Date immediately preceding the Maturity Date to, but excluding, the Maturity Date. The Issuer may not redeem the Bonds at its option prior to that date except as provided in this Condition 8. The Bonds may not be redeemed at the option of the Bondholders.

(b) Redemption at the Option of the Issuer

On or at any time after 29 January 2005 and prior to the Maturity Date, the Issuer may, having given not less than 30 nor more than 60 days' notice to the Bondholders, the Trustee and the Principal Paying Agent (which notice will be irrevocable), redeem all or (save in the circumstances described in sub-paragraph (ii) below, in which case all of the Bonds must be redeemed), from time to time, some only (being US$1,000,000 in principal amount or integral multiples thereof) of the Bonds at the relevant Early Redemption Amount together with interest accrued to but excluding the date of redemption, provided, however, that no such redemption may be made unless either:-

(i) the closing price of the Shares (as derived from the Daily Quotations Sheet of the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange) (the "Closing Price"), converted into US Dollars at the Prevailing Rate, for each of 20 out of 30 consecutive dealing days, the last of which occurs not more than 20 days prior to the date upon which notice of such redemption is published, was at least 130% of the Early Redemption Amount on the date fixed for redemption divided by the then prevailing Conversion Ratio (as defined in Condition 6(a)(iv)), as determined by the Conversion Agent; or

(ii) at least 90% in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled.

If there shall occur an event giving rise to a change in the Conversion Price during any such 20 dealing day period, appropriate adjustments for the relevant days approved in writing by the Trustee shall be made for the purpose of calculating the Closing Price for such days. If no price as aforesaid is reported on the Hong Kong Stock Exchange or, as the case may be, an Alternative Stock Exchange for one or more consecutive dealing days, such day or days will be disregarded in the relevant calculation and will be deemed not to have existed when ascertaining such 20 dealing day period.

In the case of a partial redemption of Bonds, the Bonds to be redeemed will be selected individually by lot, or such other method in such place as the Trustee shall approve in writing and in such manner as the Trustee shall deem to be appropriate and fair when the Bonds are in definitive form (and in accordance with the rules of the relevant clearing system when the Bonds are represented by the Global Certificate), not more than 60 and not less than 30 days prior to the date fixed for redemption and the redemption date, the identifying numbers of the Bonds drawn for redemption, the Conversion Price and the Early Redemption Amount will be notified by the Issuer to the Bondholders, in accordance with Condition 15 not less than 30 days prior to such date.

Upon the expiry of any such notice, the Issuer will be bound to redeem the Bonds to which such notice relates at the price aforesaid applicable at the date fixed for such redemption, together with interest accrued to the date of redemption.

(c) Redemption for Taxation Reasons

All, but not some only, of the Bonds may be redeemed at their Early Redemption Amount at the date fixed for redemption, together with interest accrued to the date of redemption, at the option of the Issuer, at any time, on giving not less than 30 nor more than 60 days' notice in accordance with Condition 15 (which notice shall be irrevocable) if (i) the Issuer satisfies the Trustee immediately prior to the giving of such notice that (x) the Issuer (or, if the Guarantee were called, either Guarantor) has or will become obliged to pay any additional amounts in respect of any payment of principal, premium (if any) and, or interest made by the Issuer (or, as the case may be, either Guarantor) under or in respect of the Trust Deed or Bonds as provided or referred to in Condition 9 or (y) PCCW or any of its Subsidiaries has or will become obliged to pay any additional amounts in respect of the Intercompany Loan as provided or referred to in Condition 9, in either case as a result of any change in or amendment to the laws or regulations of the British Virgin Islands or Hong Kong or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 29 January 2002 and (ii) such obligation cannot be avoided by the Issuer (or, as the case may be, either Guarantor or any such Subsidiary of PCCW) taking reasonable measures available to it (but provided that such measures do not involve the Issuer or such Guarantor or such Subsidiary of PCCW incurring material expenses), provided that no such notice of redemption shall be given earlier than 60 days prior to the earliest date on which the Issuer (or, as the case may be, such Guarantor or such Subsidiary of PCCW) would be obliged to pay such additional amount were a payment then due.

Prior to the publication of any notice of redemption pursuant to this Condition 8(c), the Issuer (or, as the case may be, the applicable Guarantor or Subsidiary of PCCW) shall deliver to the Trustee (x) a certificate signed by two directors of the Issuer (or, as the case may be, the applicable Guarantor) stating that the obligation referred to in (i) above cannot be avoided by the Issuer (or, as the case may be, the applicable Guarantor or Subsidiary of PCCW) taking reasonable measures (not involving the Issuer, such Guarantor or such Subsidiary of PCCW incurring material expenses) available to it and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (ii) above in which event it shall be conclusive and binding on the Bondholders; and (y) an opinion satisfactory to the Trustee of independent legal or tax advisors of recognised standing to the effect that the Issuer, the applicable Guarantor or the Subsidiary of PCCW has or will become obliged to pay such additional amounts as a result of such change or amendment.

(d) Early Redemption Amount

For the purposes of these Conditions, the "Early Redemption Amount" of each Bond means its principal amount plus a premium rounded up to the nearest US cent, determined in accordance with the following formula-

premium = US$1,000 x 0.19383 x A/1800

where A is the actual number of days calculated on a 360 day basis of 12 months of 30 days each from, and including, the Closing Date to, but excluding, the date on which the Bonds are redeemed, or as the case may be, became due and payable in accordance with Condition 12.

References in these Conditions and in the Trust Deed to principal in respect of any Bond shall, where the context so permits, be deemed to include reference to any premium payable thereon.

(e) Purchase

The Issuer, PCCW or any of its Subsidiaries may at any time purchase Bonds in the open market or otherwise and at any price. Any purchase by tender shall be made available to all Bondholders alike.

(f) Cancellation

All Bonds redeemed, converted or purchased by the Issuer, PCCW or any of its Subsidiaries will be cancelled forthwith and may not be reissued or resold.

(g) Redemption Notices

All redemption notices given to Bondholders by or on behalf of the Issuer pursuant to this Condition 8 will specify (i) the redemption price, (ii) the Conversion Price as at the date of the relevant notice, (iii) the closing price (if any) of the Shares as at the latest practicable date prior to the publication of the notice, (iv) the aggregate principal amount of the Bonds outstanding as at the latest practicable date prior to the publication of the relevant notice, (v) the date fixed for redemption, (vi) that on the date fixed for redemption, the redemption price of any Bond to be redeemed (together with accrued interest thereon) will become due and payable and will be paid and that interest thereon will cease to accrue on and after such date, (vii) the place where Certificates are to be surrendered and (viii) in the case of redemption pursuant to Condition 8(b), the remaining principal amount of Bonds outstanding after such redemption.

9. Taxation

All payments of principal, premium (if any) and or interest made by the Issuer (or, as the case may be, either Guarantor) under or in respect of the Trust Deed or the Bonds and all payments made by PCCW or any of its Subsidiaries in respect of the inter-company loans of the proceeds of the offering of the Bonds from the Issuer to PCCW or any of its Subsidiaries (collectively the "Intercompany Loan") will be made free and clear of and without any deduction of, or withholding for, any present or future taxes, levies, imposts, duties, fees or charges of whatever nature levied or imposed in the British Virgin Islands or Hong Kong or by any authority therein or thereof having power to tax ("Taxes") unless such deduction or withholding is required by law in respect of the Bonds or the Intercompany Loan. If any deduction or withholding is required by law, the Issuer or, as the case may be, either Guarantor will or, in the case of the Intercompany Loan, PCCW will, or will procure that its relevant Subsidiary will, withhold such Taxes and pay them to the relevant authority and the Issuer, or as the case may be, such Guarantor will pay such additional amounts as will result in the amounts paid to the Bondholders or, as the case may be, the Issuer after such deduction or withholding being equal to the amounts that would have been so receivable had no such deduction or withholding been made, provided that no such additional amount shall be payable in respect of any payment in respect of any Bond or Intercompany Loan:-

(a) to or on behalf of a holder who is (i) liable to such Taxes in respect of such Bond by reason of his having some connection with the British Virgin Islands or Hong Kong other than the mere holding of such Bond or (ii) able to avoid such withholding or deduction by making a declaration of non-residence or a similar claim for exemption to the relevant tax authority or by providing other reasonable information regarding the holder's identity; or

(b) if the Certificate in respect of such Bond is surrendered more than 30 days after the Relevant Date except to the extent that the holder thereof would have been entitled to such additional amount on surrendering the relevant Certificate for payment in accordance with Condition 10(a) on the last day of such 30 day period; or

(c) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the principal of or premium (if any) or interest on any of the Bonds or to give effect to the Conversion Rights, and (except where the Trustee notifies in writing to the Issuer and the Guarantors that such default is not capable of remedy, when no such notice or grace period as mentioned below shall be required) such default continues for a period of 30 days after notice of such default shall have been given to the Issuer or the applicable Guarantor by the Trustee; or

(d) any other bonds, notes, debentures, loan stock or other indebtedness for borrowed money (hereinafter called "Indebtedness") of the Issuer, either Guarantor or any Principal Subsidiary (as defined below) shall become payable prior to its or their stated maturity following an event of default howsoever described, or any security given by the Issuer, either Guarantor or any Principal Subsidiary in respect of any Indebtedness becomes due or enforceable or any Indebtedness is not paid when due, provided that the aggregate principal amount of Indebtedness in respect of which any one or more of the events set out in this paragraph (d) shall have occurred is at least US$30,000,000 (or its equivalent in any other currencies) (the "Specified Limit"); or

(e) the Issuer, PCCW, HKTC, or any Principal Subsidiary of PCCW is or becomes insolvent or bankrupt or unable to pay its debts as they fall due or takes any proceeding under any law for a readjustment or deferment of its obligations or any part of them or makes or enters into a general assignment or an arrangement or composition with or for the benefit of its creditors or by reason of actual financial difficulties commences negotiations with its creditors generally with a view to rescheduling any or all of its debts or that proceedings for any of the foregoing having been initiated and have not been discharged or stayed for a period of 30 days (or such longer period as the Issuer, PCCW or HKTC may satisfy the Trustee is appropriate in relation to the jurisdiction concerned) unless and for so long as the Trustee is satisfied that it is being contested in good faith and diligently by the Issuer, PCCW, HKTC, or as the case may be, such Principal Subsidiary of PCCW; or

(f) an order of a court of competent jurisdiction is made or an effective resolution passed for the winding-up or dissolution or administration of the Issuer, PCCW, HKTC or any Principal Subsidiary of PCCW or the Issuer, PCCW, HKTC or any Principal Subsidiary of PCCW ceases or threatens to cease to carry on all or substantially all of its business or the Issuer, PCCW, HKTC or any Principal Subsidiary of PCCW stops or threatens to stop payment (within, if applicable, the meaning of the bankruptcy or insolvency law of any appropriate jurisdiction) of all or substantially all of its debts or applies for or consents to or suffers the appointment of an administrator, liquidator or receiver over the whole or (in the opinion of the Trustee) a material part of the undertaking, property, assets or revenues of the Issuer, PCCW, HKTC or any Principal Subsidiary of PCCW, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (i) on terms approved in writing by the Trustee or by an Extraordinary Resolution of the Bondholders or (ii) in the case of a Principal Subsidiary of PCCW, whereby the undertaking and assets of such Principal Subsidiary are transferred to or otherwise vested in PCCW or another of its Subsidiaries pursuant to a merger of the Principal Subsidiary with PCCW or such other Subsidiary or by way of a voluntary winding-up or dissolution where there are surplus assets in such Principal Subsidiary and such surplus assets attributable to PCCW and/or any other Subsidiary are distributed to PCCW and/or any such other Subsidiary; or

(g) any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in paragraphs (e) or (f) or above; or

(h) the Issuer ceases to be a direct or indirect wholly-owned Subsidiary of PCCW; or

(i) it is or becomes unlawful for the Issuer or either Guarantor to perform or comply with any one or more of their respective obligations under any of the Bonds or the Trust Deed; or

(j) the Guarantee ceases for any reason to be in full force and effect or it becomes impossible or unlawful for either Guarantor to perform any of its respective obligations thereunder;

Provided that in the case of any event other than those described in paragraphs (a), (b) or (h) above, or to the extent that it applies to the Issuer or PCCW or HKTC, paragraphs (e) or (f) above (or paragraph (g) above as it relates to any of paragraphs (e) or (f) above), the Trustee shall have certified that in its opinion such event is materially prejudicial to the interests of the Bondholders. For the avoidance of doubt, Conversion Rights granted to Bondholders shall survive the occurrence of an Event of Default.

For the purpose of these Conditions:-

"Principal Subsidiary" means a Subsidiary of PCCW or HKTC (as the case may be):

(i) as to which one or more of the following conditions is satisfied:

(a) its net profit or (in the case of a Subsidiary of PCCW or HKTC (as the case may be) which has Subsidiaries) consolidated net profit attributable to PCCW or HKTC (as the case may be) (in each case before taxation and exceptional items) is at least 5% of the consolidated net profit of HKTC and its Subsidiaries (before taxation and exceptional items); or

(b) its net assets or (in the case of a Subsidiary of PCCW or HKTC (as the case may be) which has Subsidiaries) consolidated net assets attributable to PCCW or HKTC (as the case may be) (in each case after deducting minority interests in Subsidiaries) are at least 5% of the consolidated net assets (after deducting minority interests in Subsidiaries) of HKTC and its Subsidiaries;

all as calculated by reference to the then latest audited financial statements (consolidated or, as the case may be, unconsolidated) of the Subsidiary of PCCW or HKTC (as the case may be) and the then latest audited financial statements of HKTC provided that: (1) in the case of a Subsidiary of PCCW or HKTC (as the case may be) acquired after the end of the financial period to which the then latest relevant audited accounts of HKTC relate, the reference to the then latest audited accounts of HKTC for the purposes of the calculation above shall, until audited accounts of HKTC for the financial period in which the acquisition is made are published, be deemed to be a reference to the accounts of HKTC adjusted to consolidate the latest audited accounts of the Subsidiary (if such Subsidiary is a Subsidiary of HKTC) in HKTC's accounts; (2) if, in the case of a Subsidiary of PCCW or HKTC (as the case may be) which itself has one or more Subsidiaries, no consolidated accounts are prepared and audited, its consolidated net assets and consolidated net profits shall be determined on the basis of pro forma consolidated accounts of the relevant Subsidiary and its Subsidiaries prepared for this purpose by its Auditors; (3) if the accounts of a Subsidiary of PCCW or HKTC (as the case may be) (not being a Subsidiary referred to in (1) above) are not consolidated with those of HKTC then the determination of whether or not the Subsidiary of PCCW or HKTC (as the case may be) is a Principal Subsidiary shall (x) if PCCW or HKTC (as the case may be) requires and (y) if such Subsidiary is a Subsidiary of HKTC, be based on a pro forma consolidation of its accounts (consolidated, if appropriate) with the consolidated accounts of HKTC and its Subsidiaries; or

(ii) to which is transferred all or substantially all of the assets of a Subsidiary of PCCW or HKTC (as the case may be) which immediately prior to the transfer was a Principal Subsidiary, provided that, with effect from such transfer, the Subsidiary which so transfers its assets and undertakings shall cease to be a Principal Subsidiary (but without prejudice to paragraph (i) above) and the Subsidiary of PCCW or HKTC (as the case may be) to which the assets are so transferred shall become a Principal Subsidiary.

A certificate of the Auditors of PCCW or HKTC (as the case may be) as to whether or not a Subsidiary is a Principal Subsidiary shall be conclusive and binding on all parties in the absence of manifest error.

13. Enforcement of Rights

At any time after the Bonds become immediately due and payable, the Trustee may, at its discretion and without further notice, institute such proceedings against the Issuer and/or either Guarantor as it may think fit to enforce the terms of the Trust Deed and the Bonds, but it need not take any such proceedings unless (i) it shall have been so directed by an Extraordinary Resolution of the Bondholders or so requested in writing by Bondholders holding at least 25%. in principal amount of the Bonds outstanding, and (ii) it shall have been indemnified to its satisfaction. No Bondholder may proceed directly against the Issuer or either Guarantor unless the Trustee, having become bound to proceed, fails to do so within a reasonable time and such failure is continuing.

14. Meetings of Bondholders, Modifications and Waivers, Substitution

(a) Meetings

The Trust Deed contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the modification by an Extraordinary Resolution of these Conditions or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing a clear majority in principal amount of the Bonds for the time being outstanding, or at any adjourned meeting two or more persons being or representing Bondholders whatever the principal amount of Bonds so held or represented, unless the business of such meeting includes consideration of proposals, inter alia, (i) to modify the maturity date of the Bonds or the dates on which interest is payable in respect of the Bonds, (ii) to reduce or cancel the amount of principal or the amount of interest payable on the Bonds, (iii) to reduce or cancel the amount of any premium or Equivalent Amount; (iv) to change the currency of any payment in respect of the Bonds, (v) to cancel or modify the circumstances in which the Bonds may be converted or to shorten the Conversion Period, (vi) to modify or cancel the Guarantee, (vii) to modify the status of the Bonds or the Guarantee, or (viii) to modify the provisions concerning the quorum required at any meeting of Bondholders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum for passing an Extraordinary Resolution will be two or more persons holding or representing not less than two-thirds, or at any adjourned meeting not less than one-third, of the principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution duly passed in accordance with the provisions of the Trust Deed at any meeting of Bondholders will be binding on all Bondholders, whether or not they are present at the meeting and whether or not they vote in favour.

(b) Modifications and Waivers

The Trustee may agree without the consent of the Bondholders to any modification of these Conditions or to the provisions of the Trust Deed or the Agency Agreement which in the opinion of the Trustee is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law. The Trustee may also agree without the consent of the Bondholders to any modification of these Conditions or to the provisions of the Trust Deed or of the Agency Agreement which is in its opinion not materially prejudicial to the interests of the Bondholders but such power does not extend to any modification as is mentioned in items (i) to (viii) inclusive of Condition 14(a). The Trustee may also agree without the consent of the Bondholders to the waiver or authorisation of any breach or proposed breach by the Issuer or either Guarantor of any of the provisions of the Trust Deed, these Conditions or the Agency Agreement which in its opinion is not materially prejudicial to the interests of the Bondholders.

(c) Substitution

The Trust Deed contains provisions permitting the Trustee to agree, subject to such amendment of the Trust Deed and such other conditions as the Trustee may require, but without the consent of the Bondholders, to the substitution of certain other entities in place of the Issuer, or of any previous substituted company, as principal debtor under the Trust Deed and the Bonds. In the case of such a substitution, the Trustee may agree to a change of the law governing the Bonds and, or the Trust Deed, provided that such change would not, in the opinion of the Trustee, be materially prejudicial to the interests of the Bondholders.

Any such modification, waiver, authorisation or substitution as referred to in Conditions 14(b) or 14(c), shall be binding on the Bondholders and, unless the Trustee agrees otherwise, shall be notified to the Bondholders by the Issuer as soon as practicable.

(d) Interests of Bondholders

In connection with the exercise of its powers, trusts, authorities or discretions (including but not limited to those in relation to any proposed modification, waiver, authorisation or substitution as aforesaid), the Trustee shall have regard to the interests of the Bondholders as a class and shall not have regard to the consequences of such exercise.

15. Notices

Save as provided below, any notice to the Bondholders shall be validly given if (i) mailed to them at their respective addresses in the Register or (ii) published in an English language newspaper having a general circulation in Europe approved by the Trustee, (which is currently expected to be the Financial Times), and, so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, published in a newspaper of general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*). Any such notice shall be deemed to have been given, if published, on the date of such publication or if published more than once, or on different dates, on the first date on which publication is made or, if mailed, on the seventh day after being so mailed, as the case may be.

The Trustee shall be at liberty to sanction any other method of giving notice to the Bondholders if, in its opinion, such other method is reasonable having regard to the number and identity of the Bondholders and/or to the market practice then prevailing and which will comply with the rules of the Luxembourg Stock Exchange (while the Bonds are listed on such exchange) or of such other stock exchange (if any) on which the Bonds are then listed and any such notice shall be deemed to have been given on such date as the Trustee may approve, provided that notice of such method is given to the Bondholders in such manner as the Trustee shall require.

16. Replacement of Certificates

Should any Certificate be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of any Agent upon payment by the claimant of the expenses, taxes and duties incurred in connection therewith and on such terms as to evidence, indemnity or security as the Issuer, the Guarantors and the Replacement Agent may reasonably require.

17. Agents

The names of the initial Registrar and the initial Agents and their initial specified offices are set out at the end of these Conditions. The Issuer and the Guarantors may, subject to the prior written approval of the Trustee, at any time terminate the appointment of the Registrar or any Agent and may otherwise appoint additional or other Agents, provided that the Issuer will at all times maintain a Principal Paying Agent, a Principal Conversion Agent, a Principal Transfer Agent and a Registrar and will at all times maintain (i) a Conversion Agent, a Transfer Agent and a Paying Agent having a specified office in one city in Europe which shall, so long as the Bonds are listed on the Luxembourg Stock Exchange, be Luxembourg, and (ii) a Paying Agent and a Conversion Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive. Notice of any such termination or appointment, of any changes in the specified offices of the Registrar or the Agents and of any change in the identify of the Registrar or the Agents will be given promptly by the Issuer to the Bondholders. Any such termination or appointment shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after at least 60 days' notice thereof shall have been given to the Bondholders in accordance with Condition 15, and shall not take effect during the period commencing 30 days before and ending 15 days after any date upon which a payment pursuant to these Conditions is due or the last day on which any Bondholder or the Trustee may exercise Conversion Rights.

18. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer, each of the Guarantors or any entity related to the Issuer or the Guarantors without accounting for any profit.

19. Further Issues

The Issuer may from time to time without the consent of the Bondholders create and issue further securities having the same terms and conditions as the Bonds in all respects (or in all respects except for the first payment of interest on them) so that such further issue shall be consolidated and form a single series with the Bonds. References in these Conditions to the Bonds include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a single series with the Bonds. Any further securities forming a single series with the Bonds shall be constituted by a deed supplemental to the Trust Deed.

The Issuer has granted to Morgan Stanley & Co. International Limited an option which can be exercised, in whole or in part and on one or more occasions, at any time up to and including 28 February 2002, to subscribe for up to a further US$67,500,000 in aggregate principal amount of the Bonds.

20. Currency Indemnity

US Dollars is the sole currency of account and payment for all sums payable by the Issuer or the Guarantors under or in connection with the Bonds including damages. Any amount received or recovered in a currency other than US Dollars (whether as a result of, or as a result of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding up or dissolution of the Issuer or the Guarantors or otherwise) by the Trustee or any Bondholder in respect of any sum expressed to be due to it from the Issuer or either Guarantor under or in connection with the Bonds will only constitute a discharge to the Issuer and such Guarantor to the extent of the US Dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that US Dollar amount is less than the US Dollars amount expressed to be due to the recipient under any Bond, the Issuer or (as the case may be) the relevant Guarantor shall indemnify it against any loss sustained by it as a result. In any event, the Issuer or (as the case may be) the relevant Guarantor shall indemnify the recipient against the cost of making any such purchase.

For the purposes of this Condition, it will be sufficient for the Trustee or the Bondholder to demonstrate that it would have suffered a loss had an actual purchase been made. To the extent that the currency indemnity contained in the Trust Deed is inapplicable, these indemnities constitute a separate and independent obligation from the other obligations of the Issuer and the Guarantors, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Bondholder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Bond or any other judgment or order.

21. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any terms or conditions of the Bonds under the Contracts (Rights of Third Parties) Act 1999.

22. Governing Law and Jurisdiction

The Trust Deed, the Bonds and the Guarantee, are to be governed by and shall be construed in accordance with English law. Each of the Issuer and the Guarantors has in the Trust Deed, for the benefit of the Trustee and the Bondholders, submitted to the jurisdiction of the English courts and appointed Simmlaw Services Limited of CityPoint, One Ropemaker Street, London EC2Y 9SS, England as its agent for service of process in England.

THE GLOBAL CERTIFICATE

For so long as any of the Bonds are evidenced by the Global Certificate, each person who is for the time being shown in the records of Euroclear or Clearstream as the holder of a particular principal amount of such Bonds (in which regard any certificate or other document issued by Euroclear or Clearstream as to the principal amount of such Bonds standing to the account of any person shall be conclusive and binding for all purposes) shall be treated as the holder of such principal amount of such Bonds for all purposes other than with respect to the payment of principal and premium (if any) on such Bonds, the right to which shall be vested, as against the Issuer, solely in the nominee of Euroclear and Clearstream who is the registered holder of the Bonds represented by the relevant Global Certificate in accordance with and subject to the terms of the Global Certificate and the terms of the Trust Deed. Each such accountholder must look solely to Euroclear or Clearstream for its share of each payment made to the nominee in accordance with the rules and procedures from time to time of Euroclear or Clearstream.

The Global Certificate contains provisions which apply to the Bonds in respect of which they are issued, some of which modify the effect of the Conditions described elsewhere in this Offering Memorandum. Terms defined in the Conditions or the Trust Deed have the same meanings in paragraphs 1 to 9 below, as the context requires. The following is a summary of certain of those provisions:

1. Meetings

The holder of the Global Bond shall be treated as two persons for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each US$1,000 principal amount of Bonds in respect of which the Global Certificate is issued. The Trustee may attend and speak (but not to vote) at any meeting of Bondholders any Relevant Account Holder (or the representative of any such person) on confirmation of entitlement and proof of identity satisfactory to the Trustee.

2. Conversion

Subject to (i) the requirements of Euroclear and Clearstream and any other clearing system designated by the Issuer and approved by the Trustee ("Alternative Clearing System") in which any of the Bonds evidenced by the Global Certificate are held and (ii) the restrictions set forth in the Securities Act legend on the front of the Global Certificate, the Conversion Rights attaching to Bonds in respect of which the Global Certificate is issued may be exercised by the registered holder of the Global Certificate presenting the Global Certificate to or to the order of the Principal Conversion Agent or, if different, the Conversion Agent in Luxembourg for notation of exercise of the Conversion Rights together with one or more Conversion Notices duly completed on behalf of the Relevant Account Holder. Where Bonds evidenced by the Global Certificate are to be converted, the Conversion Notice need not be signed by the person who appears on the Register as holder of the Bonds in respect of which the Certificate is issued by the relevant Clearing System and the deposit of the Global Certificate with the Principal Conversion Agent or, if different, the Conversion Agent in Luxembourg will not be required. In such a case, the delivery of the Conversion Notice will constitute or be deemed to constitute confirmation by the beneficial owner of the Bonds to be converted that the information and representations in the Conversion Notice are true and accurate on the date of delivery. The provisions of Condition 6 of the Bonds will otherwise apply.

3. Trustee's Power

In considering the interests of Bondholders the Trustee may, to the extent it considers it appropriate to do so in the circumstances, (a) have regard to such information provided to it by or on behalf of a Clearing

System or its operator as to the identity (either individually or by way of category) of the Relevant Account Holders with entitlements in respect of Bonds and (b) consider such interests on the basis that such Relevant Account Holders were the holders of the Bonds in respect of which the Global Certificate is issued.

4. Cancellation

Cancellation of any Bond required by the Conditions to be cancelled following its redemption, purchase or conversion will be effected by reduction in the principal amount of the Bonds in the Register.

5. Payments

Payments of principal and premium (if any) in respect of Bonds evidenced by the Global Certificate will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Bonds, surrender of the Global Certificate to or to the order of the Principal Paying Agent or such other Paying Agent as shall have been notified to the Bondholders for such purpose.

6. Notices

So long as any Bonds evidenced by the Global Certificate are held on behalf of Euroclear, Clearstream or in any other Alternative Clearing System, notices to Bondholders may be given by delivery of the relevant notice to the relevant Clearing System(s) for communication by it/them to the Relevant Account Holders entitled thereto in substitution for notification as required by the Conditions except that so long as the Bonds are listed on the Luxembourg Stock Exchange, and the rules of that stock exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (being the *Luxemburger Wort*). Any such notice shall be deemed to have been given on the first date on which both conditions are met.

7. Enforcement

For the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the Relevant Account Holders shall be recognised as the beneficiaries of the trusts set out in the Trust Deed, to the extent of the principal amounts of their interests in Bonds in respect of which the Global Certificate is issued, as if they were themselves the holders of the Bonds in such principal amounts.

8. Transfers and Exchanges

Transfers and exchanges of interests in the Bonds will be effected through the records of Euroclear and Clearstream and their respective participants in accordance with the rules and procedures of Euroclear and Clearstream and their respective direct and indirect participants and in accordance with the provisions set forth in the Agency Agreement.

9. Registration of Title and Delivery of Definitive Certificates

The Global Certificate is evidence of entitlement only. Title to the Bonds passes only on due registration in the Register and only the duly registered holder is entitled to payments on Bonds in respect of which the Global Certificate is issued.

The Agents will not accept the deposit of the Global Certificate for transfer of any Bonds in respect of which the Global Certificate is issued (save in the case of transfer into the name of Euroclear or Clearstream or an Alternative Clearing System) and Certificates in definitive form for individual holdings of Bonds will not be issued in exchange for interests in Bonds in respect of which the Global Certificate is issued unless (1) either Euroclear or Clearstream (or any Alternative Clearing System on behalf of which the Bonds evidenced by this Global Certificate may be held) is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so or (2) there shall have occurred and be continuing an Event of Default under Condition 12 with respect to the Bonds.

CLEARANCE AND SETTLEMENT

Custodial and depositary links have been established with Euroclear and Clearstream to facilitate the initial issue of the Bonds and cross-market transfers of the Bonds associated with secondary market trading.

The Clearing Systems

Euroclear and Clearstream each holds securities for participating organisations and facilitates the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream provide to their respective participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Euroclear and Clearstream participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to Euroclear or Clearstream is also available to others, such as banks, brokers, dealers and trust companies which clear through or maintain a custodial relationship with a Euroclear or Clearstream participant, either directly or indirectly.

Registration and Form

Book-entry interests in the Bonds held through Euroclear and Clearstream will be evidenced by the Global Certificate registered in the name of a nominee of the common depositary for Euroclear and Clearstream. As necessary, the Registrar will adjust the amounts of Bonds on the Register for the accounts of Euroclear, Clearstream or an Alternative Clearing System, as the case may be, to reflect the amounts of Bonds held through Euroclear and Clearstream, or an Alternative Clearing System, respectively. Beneficial ownership in Bonds will be held through financial institutions as direct and indirect participants in Euroclear and Clearstream or an Alternative Clearing System, as the case may be.

The aggregate holdings of book-entry interests in the Bonds in Euroclear and Clearstream, or an Alternative Clearing System, will be reflected in the book-entry accounts of each such institution. Euroclear and Clearstream, or an Alternative Clearing System, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the Bonds, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the Bonds. The Registrar will be responsible for maintaining a record of the aggregate holdings of Bonds registered in the name of a common nominee for Euroclear and Clearstream, or an Alternative Clearing System. The Principal Paying Agent will be responsible for ensuring that payments received by it from the Issuer are paid to Bondholders appearing on the Register on the Record Date, which, other than in certain circumstances mentioned in "The Global Certificate," will be a nominee of Euroclear or Clearstream, or an Alternative Clearing System. Accordingly, payments to holders of interests in the Bonds holding through Euroclear and Clearstream will be credited to Euroclear or Clearstream, as the case may be.

The Issuer will not impose any fees in respect of the Bonds; however, holders of book-entry interests in the Bonds may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear or Clearstream, or an Alternative Clearing System.

Global Clearance and Settlement Procedures

Initial settlement

On original issue, the Bonds will be in global form evidenced by the Global Certificate. Interests in the Bonds will be in uncertificated book-entry form. Purchasers electing to hold book-entry interests in the Bonds through Euroclear and Clearstream accounts will follow the settlement procedures applicable to conventional eurobonds. Book-entry interests in the Bonds will be credited to Euroclear participant securities clearance accounts on the Closing Date against payment (for value the Closing Date), and to Clearstream participant securities custody accounts on the Closing Date against payment in same day funds.

Secondary market trading

Secondary market sales of book-entry interests in the Bonds held through Euroclear or Clearstream or an Alternative Clearing System to purchasers of book-entry interests in the Bonds through Euroclear or Clearstream or an Alternative Clearing System will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream (or the Alternative Clearing System, as the case may be) and will be settled using the procedures applicable to conventional eurobonds.

General

Although the foregoing sets out the procedures of Euroclear and Clearstream in order to facilitate the transfers of interests in the Bonds among participants of Euroclear and Clearstream, neither Euroclear nor Clearstream is under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

None of the Issuer, the Guarantors, the Trustee, the Manager nor any of their respective agents will have any responsibility for the performance by Euroclear or Clearstream (or the Alternative Clearing System, as the case may be) or their respective participants of their respective obligations under the rules and procedures governing their operations.

RESTRICTIONS ON TRANSFER AND CONVERSION

Because of the following restrictions, purchasers are advised to consult legal counsel prior to making an offer, resale, conversion, pledge, or other transfer of the Bonds offered hereby or the Shares into which the Bonds can be converted.

Bonds

Each purchaser of the Bonds will be deemed to have acknowledged, represented and agreed as follows (terms used herein that are defined in Regulation S under the Securities Act have the meanings defined therein):

1. It understands that the Bonds, the Guarantee and the Shares to be delivered upon conversion of the Bonds have not been, and will not be, registered under the Securities Act or the securities law of any State of the United States, and that these securities may not be offered, sold, pledged or otherwise transferred except: (a)(i) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S; (ii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if applicable); or (iii) pursuant to another exemption from registration under the Securities Act, if available; and (b) in accordance with all applicable laws of any State of the United States and of any other jurisdiction; and

2. The Bonds (including the Global Certificate) will bear a legend (the "Securities Act Legend") to the following effect, unless the Issuer determines otherwise in accordance with applicable law:

> The Convertible Bonds of PCCW Capital No. 2 Limited evidenced hereby (the "Bonds"), the Guarantee of the Bonds by Pacific Century CyberWorks Limited ("PCCW") and PCCW-HKT Telephone Limited ("HKTC"), and the ordinary shares of PCCW into which the Bonds are Convertible (the "Shares") have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act") or the securities law of any State of the United States, and may not be offered, sold, converted, pledged, or otherwise transferred except: (a)(i) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S under the Securities Act; (ii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if applicable); (iii) to a person that is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act; or (iv) pursuant to another exemption from registration under the Securities Act, if available (which shall be subject to the consent of PCCW in respect of Conversion); and (b) in accordance with all applicable laws of any State of the United States and of any other jurisdiction. The Shares may not be deposited in any unrestricted depositary receipt facility for the Shares which may exist in the United States unless and until such time as the holder establishes, to the satisfaction of the depositary, that such Shares are no longer a "restricted security" within the meaning of Rule 144(a)(3) under the Securities Act and applicable state law. Each holder of this Bond, by acceptance hereof, represents that it understands, and agrees to comply with, the foregoing restrictions.

Shares

Each Bondholder converting a Bond shall be required to represent and agree in the Conversion Notice that: (A) either (1) at the time of signing and delivery of such Conversion Notice it is not in the United States (within the meaning of Regulation S under the Securities Act) and it purchased such Bond, or the beneficial interest therein, in a transaction made in accordance with Rule 903 or Rule 904 of Regulation S or (2) it and the person who has the beneficial interest in that Bond is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act; (B) it understands that the Shares have not been and will not be registered under the Securities Act and are being issued in accordance with, and subject to, the requirements of Regulations S or another applicable exemption from the Securities Act and applicable state law, and in accordance with and subject to the laws of other jurisdictions; and (C) it understands that the Shares to be issued or transferred upon Conversion of such Bond may be offered, sold, delivered, pledged or transferred by them only (1) in an offshore transaction in accordance with Rule 903 or Rule 904 of

Regulation S or (2) pursuant to an applicable exemption from registration under the Securities Act and in accordance with all applicable laws of any State and any other jurisdiction, and may not be deposited in any unrestricted depositary receipt facility for the Shares which may exist in the United States unless and until such time as it establishes, to the satisfaction of the depositary, that such Shares are no longer a "restricted security" within the meaning of Rule 144(a)(3) under the Securities Act and applicable state law. No Share will be delivered to a holder of a Bond or a person having a beneficial interest therein unless each of such holder and beneficial owner satisfies the foregoing conditions and executes such documents as the Issuer or PCCW may reasonably require to ensure the availability of any exemption from registration under the Securities Act, applicable State laws and the laws of any other jurisdictions. If such holder or beneficial owner is unable or otherwise fails to satisfy the foregoing conditions, such holder may transfer its Bond subject to the restrictions set forth above. The Conversion Notice will bear an appropriate legend specifying the restrictions on conversion set forth above.

RISK FACTORS

Any potential investor should carefully consider the following risk factors, together with all of the other information contained in this Offering Memorandum, before making an investment decision. These risk factors could cause either or both of the Guarantors' future results to differ materially from those expressed or implied in any forward-looking statements made by either of the Guarantors. The risks and uncertainties described below are not the only ones the Issuer or the Guarantors face. Additional risks and uncertainties not presently known to the Issuer or the Guarantors or that the Issuer or the Guarantors currently consider immaterial may also harm any of the Issuer's or the Guarantors' businesses, operating results and financial condition.

Risks Related to the PCCW Group

Substantial debt and a net deficit position could impair ability to implement business plan

The PCCW Group has incurred significant indebtedness. See "Business — Business of PCCW". In addition, the PCCW Group may incur indebtedness in the future, subject to limitations imposed by lenders. Further, the PCCW Group currently has a net deficit position (see "Selected Financial Information of PCCW").

As long as the PCCW Group has a substantial amount of debt and a net deficit position, the consequences of this debt and net deficit position to the PCCW Group's business among other things could be to:

- limit the ability of the PCCW Group to take advantage of significant new business opportunities;
- make it more difficult for the PCCW Group to satisfy its payment obligations if market or operational conditions deteriorate;
- increase the PCCW Group's vulnerability to general adverse economic and industry conditions;
- limit the PCCW Group's flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;
- require the PCCW Group to dedicate a substantial portion of its cash flow from operations to payment of its existing debt, reducing the availability of its cash flow to fund working capital, capital expenditure, acquisitions, research, development, and other general corporate requirements; and
- place the PCCW Group at a competitive disadvantage compared to its competitors that have less debt.

Proposed expansion of business to markets in greater China and beyond

With a base in Hong Kong, PCCW is well positioned to serve the market in greater China and Asia, and in particular China. China is one of the world's largest communications markets. In light of this, and given China's recent accession to the World Trade Organisation, PCCW intends to derive a significant portion of its future revenues from the China market. PCCW expects to commit substantial time and development resources to customising and developing its products and services for the China market and to developing relevant sales and support channels. In particular, PCCW expects to develop integrated communications services by delivering total solution packages ranging from strategic planning to implementation to maintenance. This includes consulting, systems development, systems integration, data hosting services, web applications and design, outsourcing and managed services, and applications service provision. These efforts may not be successful and the PCCW Group may not be able to compete effectively in these markets and consequently, PCCW's results of operations may be adversely affected.

Additionally, the pace of liberalisation in China and in particular restrictions (which are expected to be gradually relaxed) on foreign participation in the telecommunications and related value-added services sectors may limit PCCW's ability to deliver and expand its products and services there.

In the greater China and Asian markets, PCCW's operations will be subject to certain risks, such as:

- competition with local and international competitors who may have greater resources, a larger customer base, longer operating histories and better international brand identity than PCCW;
- multiple and conflicting laws and regulations;
- changes in regulatory requirements, tariffs and import and export restrictions;
- increased costs associated with complying with the laws of numerous jurisdictions;
- fluctuations in currency exchange rates:
- lack of clarity in the interpretation of such laws and regulations, particularly in China;
- changes in political and economic stability;
- potentially adverse tax consequences; and
- insufficient protection for intellectual property rights.

Any of these factors could affect the PCCW Group's future revenues materially and adversely and, consequently, its business, operating results and financial condition.

PCCW's participation in Reach

In 2001, PCCW entered into a strategic alliance with Telstra and, inter alia, formed a 50:50 Internet protocol backbone joint venture company, Reach. Reach provides wholesale connectivity services initially focused on the Asia-Pacific region (including Japan), and aims to develop into a global company with significant services in all relevant major markets. The pan-Asian strategies being adopted by Reach involve execution risks.

The market for international wholesale connectivity products and services is highly competitive. Reach faces significant competition from local, regional and global operators in markets in which it operates, or intends to operate in Asia. Some of Reach's competitors have announced plans to construct, have begun to construct, or are currently operating, fibre optic networks across the Pacific Ocean and accessing a number of Asian countries, including Hong Kong and Australia, which are two of the key Asian telecommunications markets in which Reach operates. Such competition has led to an oversupply of bandwidth capacity on certain routes resulting in a steep fall in prices on these routes. While Reach's recent acquisition of the Asian assets of Level 3 Communications, Inc. ("Level 3") has removed a major competitor from this market, there is still an oversupply of international bandwidth on major routes.

It is anticipated that prices for Reach's international network products and services and international transmission capacity, in general, will continue to decline over the next several years, not only because of price competition as various network providers continue to install networks that might compete with those of Reach but also because:

- recent technological advances that result in substantial increases in the transmission capacity of both new and, to a lesser extent, existing fibre optic telecommunications networks; and
- strategic alliances or similar transactions, such as long-distance capacity purchasing alliances among groups of carriers, that could increase the parties' purchasing power.

There is also a risk that Reach may not be able to successfully integrate the assets acquired from Level 3 with its own, that it may not be able to execute the Level 3 acquisition effectively, and to maximise revenue from those acquired assets in a meaningful way.

In January 2002, the Office of the Telecommunications Authority in Hong Kong (together with the Telecommunications Authority, "OFTA") issued a statement to announce the full liberalisation of the local and external fixed telecommunications network services market as from 1 January 2003. The possible increase in local competition in Hong Kong as a result of such liberalisation may cause PCCW to lose market share and therefore reduce the volume of traffic Reach carries from PCCW. There is also a risk that Reach may not receive increased traffic volume from competitors of PCCW.

If Reach is unable to compete effectively against its competitors or if market conditions and pricing continue to be adverse or deteriorate, this could lead to lower revenues, under-utilisation of its network, reduced operating margins and loss of market share. Additionally, Reach may be unable to obtain adequate funding or to fund expenditures which it may require (including capital expenditure, marketing, research and development and other operating expenditure) out of its own revenue, in which event its shareholders may be required to provide additional funding or other support (including increased purchases of connectivity services). Further, in such circumstances, it would be unlikely that there would be any cash flow in the form of dividends or other distributions to PCCW and it may be necessary to make provisions in the consolidated financial statements of PCCW against the carrying value of PCCW's investment in Reach. Additionally, it may prove impracticable to proceed with a listing of Reach until the performance of Reach and market conditions are more favourable.

There is no guarantee that the business of Reach will develop in accordance with the expectation of PCCW and, consequently, PCCW's results of operations may be adversely affected.

PCCW's participation in ventures involves special risks

Apart from Reach, PCCW and Telstra have also established a mobile venture, RWC in 2001 in which PCCW holds a 40% stake. PCCW has also formed ventures with other business partners such as Trans World International, Inc.. These venture interests may involve special risks associated with the possibility that:

- a venture partner may at any time have economic or business interests or goals which are inconsistent with those of PCCW;
- a venture partner may take actions contrary to PCCW's instructions or requests or contrary to PCCW's policies or objectives with respect to PCCW's businesses;
- a venture partner may be unable or unwilling to fulfil its obligations under the venture agreements;
- a venture partner could experience financial difficulties; or
- in the case of Reach, since Reach is a 50:50 venture, PCCW is not in a position to control Reach's future growth strategy or operations.

Any disputes which may arise over venture obligations or otherwise could have an adverse effect on the financial condition or results of operations of these businesses.

PCCW's current debt burden may restrict its ability to provide further funding to these businesses if the need arises. As a result there may be dilution of PCCW's interest in such businesses and in PCCW's ability to influence their development, and consequently PCCW may suffer losses if the businesses are unable to operate successfully.

Possible provisions or adjustments in financial statements

As at the date of this Offering Memorandum, the consolidated financial statements of PCCW for the financial year ended 31 December 2001 have not been presented to the board of directors or audit committee of PCCW nor has the presentation of such consolidated financial statements or any possible provisions or adjustments in respect of such financial statements been audited by Arthur Andersen & Co, auditors of PCCW. In connection with the preparation of its consolidated financial statements for 2001, PCCW may be required to undertake a valuation of its investments and possibly other assets and comply with other requirements of Hong Kong GAAP. This may result in PCCW including or reflecting certain provisions in or adjustments to its consolidated financial statements for the financial year ended 31 December 2001, which may materially adversely affect the net income and shareholders equity of the PCCW Group for the year ended and as of 31 December 2001.

Ability to introduce new Internet and communications technologies and to adapt existing technologies

The PCCW Group's operations depend on the successful deployment of continuously evolving Internet and communications technologies, particularly in view of its expansion plans in the broadband market. PCCW cannot be certain that technologies will be developed in time to meet changing market conditions, that they will perform according to expectations or that they will achieve commercial acceptance. The failure of vendor performance or technology performance to meet the expectations of PCCW or the failure of technology to achieve commercial acceptance could mean that the PCCW Group have to make additional unexpected capital expenditure. In addition, the PCCW Group may not be able to adapt its services to changing market conditions or establish and maintain effective distribution channels for its services. Competitors may adapt more successfully to changing market conditions, establish more effective distribution channels or introduce technologies which make the products and services of the PCCW Group less competitive.

Risks related to eSolutions (formerly known as Business eSolutions)

PCCW intends to develop a significant portion of its revenues from expansion into the broadband market. PCCW faces many competitors in this area which involve the delivery of total solutions packages. A number of PCCW's competitors have greater resources and international brand identity than PCCW. PCCW expects to commit substantial time and development resources to customising and developing its products and services, including consulting, systems development, systems integration, data hosting services, web applications and design, outsourcing and managed services, and applications service provision, and to developing relevant sales and support channels. These efforts may not be successful and the PCCW Group may not be able to compete effectively in these areas.

Many of these service competitors have potential advantages over PCCW in the provision of integrated communications services, including:

- longer operating histories;
- greater financial, technical, marketing and other resources;
- greater name recognition; and
- larger customer bases.

Markets for Internet-related and electronic commerce services are rapidly changing and very competitive

The Hong Kong and Asian markets for Internet services are characterised by an increasing number of entrants. For example, in respect of the PCCW Group's online access services including broadband, the PCCW Group competes or will compete with Internet service providers, cable companies, and other fixed line and wireless telecommunications companies, some of which the PCCW Group serves at the wholesale level. In addition, considerably larger telecommunications and Internet access providers from the United States, Europe, Japan and other countries are all potential entrants in the Internet access market.

PCCW expects the content services of the PCCW Group to compete with both Internet content providers and content aggregators. PCCW needs to provide engaging content to secure subscriptions and attract advertisers and e-commerce vendors. In addition, many leading international Internet content providers and aggregators have announced their intentions to offer localised, market specific content to enter into markets previously inaccessible due to language barriers.

In addition, any of PCCW's present or future competitors may provide products and services that have significant performance, price, creative or other advantages compared to the Internet services and products that PCCW provides.

Business model for Internet business is unproven

PCCW's revenue model for NOW.com.hk assumes that it will attract a substantial number of users to generate subscriber fees, pay-per-view revenues, and, over time, advertising revenues and e-commerce revenues. The success of the revenue model is also reliant on PCCW's ability to attract relevant content partners. To achieve these goals, PCCW must develop and maintain a base of Internet and broadband users of sufficient size and economic means to offer prospective content providers, advertisers and e-commerce partners meaningful marketing opportunities for their products and services.

If the PCCW Group's integrated Internet services fail to attract a substantial number of users, anticipated revenues from subscriptions, advertising and e-commerce will not materialise. Further, the PCCW Group's business will suffer harm if it cannot achieve and sustain broad market acceptance for the PCCW Group's services, or cannot price such services at profitable levels.

Internet may not be widely accepted as a medium for e-commerce in Asia

The success of the Internet business of PCCW will depend substantially upon the increased use of the Internet in Asia for e-commerce. PCCW will not realise the revenues from e-commerce if the Internet fails as a business-to-consumer or business-to-business medium in Asia. E-commerce is a recent development and its prospects are uncertain.

The development of the Internet and related technologies is at an even earlier stage in parts of Asia than in many other jurisdictions, such as the United States or Hong Kong. Internet technology infrastructure is less advanced in such markets and critical issues such as security, reliability, deployment, administration, quality of service, cost and the reluctance of customers to use the Internet, may affect the adoption of the Internet to solve business needs. PCCW's profitability will depend greatly on a sustained growth of the commercial use of the Internet in Asia.

Ability to implement anticipated projects

PCCW expects to make substantial investments to develop its various businesses, maintain and upgrade its local fixed-line network and market its new and existing services. Accordingly, PCCW's operating and capital expenditure in future years may be as high as expenditure in the past.

PCCW may find it difficult to generate sufficient internal funds or to fund the full extent of these businesses' financial requirements. If the PCCW Group's operating cash flow does not grow as expected, the PCCW Group is likely to need to raise additional financing. Moreover, the PCCW Group may need to raise additional funds through private or public equity or debt financings to fully implement its intended investment plans within its proposed time frame and to fund operating losses in some of the PCCW Group's business lines.

Given the level of debt which the PCCW Group has committed through bond issues, term loan and working capital facilities, PCCW cannot guarantee that it will be able to obtain financing on favourable terms or at all for its future expected capital commitments and expenditures.

PCCW's business strategy involves potential business combinations, strategic investments and acquisitions

As part of PCCW's business strategy, it intends to enter into new business combinations, strategic investments and acquisitions. Acquisitions typically involve a number of risks, including:

- the difficulty of integrating the operations and personnel of the acquired companies;
- the potential disruption to its ongoing business and the distraction of its management;
- the difficulty of incorporating acquired technology and rights into its products and services;
- unanticipated expenses related to acquired technologies and their integration into existing technologies;

- the maintenance of uniform standards, controls, procedures and policies;
- the impairment of relationships with employees and customers as a result of integration of new management and personnel;
- potential unknown liabilities associated with acquired businesses;
- higher than planned funding requirements to preserve and grow the value of acquired companies or, if PCCW is unable to obtain access to such funds, possible loss of value of the acquired companies; and
- adverse effects on PCCW's reported operating results due to the amortisation of goodwill associated with acquisitions.

Risks related to Infrastructure

In May 2000, PCCW entered into an agreement (the "Cyberport Project Agreement") with the Hong Kong government to design, develop, construct and market the "Cyberport." See "Business — Business of PCCW — Cyberport" for a more detailed discussion of this project.

The Cyberport Project Agreement with the Hong Kong government caps the Cyberport construction cost allocable to the project at approximately HK$15.8 billion. This amount was commercially agreed between Cyber-Port Limited, PCCW's indirect wholly-owned subsidiary, and the Hong Kong government on the basis of a cost assessment conducted by professional quantity surveyors. It is the responsibility of PCCW to bear any costs overrun above HK$15.8 billion if it is not as a result of a variation to the scope of works agreed with the Hong Kong government. Such costs borne by PCCW will not be counted towards Cyber-Port Limited's capital contribution.

Furthermore, it is an obligation of Cyber-Port Limited, in the first instance, to fund the construction costs for the completion of the Cyberport project, as well as other project expenses. Cyber-Port Limited will not share in the revenues from the commercial portion of the Cyberport project, all of which will accrue to the Hong Kong government, and the commercial portion is scheduled for completion prior to the residential portion. Consequently, Cyber-Port Limited will need to bear or finance all construction costs for the commercial as well as the residential portion of the project until revenues (including pre-completion deposits) from the residential portion are available to meet construction costs. Revenues from the residential units will depend on the state of the Hong Kong property market at the time of pre-sale and sale, and their completion are currently scheduled for 2004 to 2007. As a result, PCCW may need to make additional investments in its Cyberport project to the extent that they are not met by the proceeds from the pre-sale and sale of the residential units.

PCCW has guaranteed to the Hong Kong government the obligations of Cyber-Port Limited under the Cyberport Project Agreement. As a result, the Cyberport development project may strain PCCW's cash resources and its funding ability and may restrict its ability to expand its other businesses.

Risks related to Ventures Investments

PCCW (principally through CyberWorks Ventures, a business unit established to take strategic positions in, incubate and operate a portfolio of Internet technology companies that have synergies with the PCCW Group's core businesses), has invested in early-stage companies in a highly volatile industry, with limited operating histories and limited or no revenues. The value of the PCCW Group's business may change due to the fluctuating and possible further diminution in value of these holdings. In addition, PCCW may not be able to control or influence the management of the businesses in which it holds minority interests and these businesses ultimately may not be successful. As a result, PCCW may suffer losses because of such investments.

Any impact on HKTC's business may adversely affect PCCW

Since HKTC forms a major part of the business of PCCW, any impact on HKTC's business may have an adverse effect on the results of operations of PCCW, and accordingly any or all of the risks disclosed in "Risks

Related to HKTC" may also apply to PCCW and its business, operations and financial performance. In addition, HKTC's transactions with affiliates may create the potential for conflicts of interest. See "Risks Related to HKTC — Position of HKTC in the PCCW Group and transactions with affiliates."

PCCW has a limited operating history as a combined company

Before PCCW's August 1999 restructuring and its August 2000 acquisition of HKT, its businesses operated as stand-alone enterprises. Accordingly, it has a limited operating history as a combined business. PCCW may encounter risks and difficulties as an emerging integrated communications and Internet company in a new and rapidly evolving market. PCCW may not be able to realise any positive impact from the restructuring of its business lines, its acquisition of HKT, the Telstra ventures, or the other organisational and strategic changes it has made.

Risks Related to HKTC

HKTC's high level of indebtedness could have a material adverse effect on its operations

As of 30 September 2001, HKTC would have had total long term debt of HK$32,010 million after giving effect to the adjustments described under "Capitalisation — Capitalisation of HKTC." HKTC also currently has other committed but unutilised working capital facilities amounting to HK$1,900 million (approximately US$244 million).

Subject to limitations imposed by the terms of its existing debt, HKTC may incur additional debt in the future, although given the level of HKTC's existing indebtedness, HKTC cannot guarantee that it will be able to obtain financing on favourable terms or at all for its future expected capital commitments and expenditures.

HKTC's indebtedness may result in risks similar to those set out in "Risk Factors — Risks Related to the PCCW Group — Substantial debt could impair ability to implement business plans."

Regulatory changes have increased competition and adversely affected HKTC's business, and HKTC remains subject to negative effects from regulatory change

The Hong Kong government's policies relating to the liberalisation of the telecommunications industry in Hong Kong have resulted in increasing competition for HKTC in the markets for local and international telecommunications services.

In 1995, HKTC's monopoly on fixed-line telecommunications services expired, paving the way for the granting of new fixed telecommunications network services ("FTNS") licences, valid until 2010 and renewable for an additional period of up to 15 years at the discretion of OFTA, to HKTC and three other fixed-line local carriers: Hutchison Global Crossing Limited, New World Telephone Limited and Wharf New T&T Hong Kong Limited. The Hong Kong government also granted six additional licences in 2000 for the operation of fixed telecommunications network services over hybrid coaxial networks or local fixed network based on wireless technologies.

On 11 January 2002, OFTA issued a statement (the "OFTA Announcement") to announce the full liberalisation of the local and external FTNS market to take effect as from 1 January 2003 which includes the key terms as set out in "Business of HKTC — Regulation — Fixed Telecommunication Network Services". The introduction of increased competition, alternative service providers or alternative technologies for the provision of fixed-line services will increase competition for HKTC. There is no certainty as to how the OFTA Announcement and its guidelines will be interpreted and applied. As a result, HKTC's operating results, cash flows and financial position could be adversely affected.

HKTC may face further increases in competition in the market for international direct dial ("IDD") services as a result of the Hong Kong government's issuance of external telecommunications services ("ETS") licences to numerous providers from January 1999. An ETS licence gives the licencee the right to lease international private circuits from licensed international carriers at market rates for the operation of international call services. HKTC may face further competition in the provision of international services from facilities based carriers as a result of the Hong Kong government's granting of additional External Fixed Telecommunications Network Services ("EFTNS") licences in 2000. HKTC's market position in the retail market for IDD and other international services will also be affected by the presence of other fixed-line providers whose operations may be augmented through strategic alliances with global and/or foreign strategic partners and mobile telecommunications service providers. These developments may make the international retail market even more competitive in the future.

Increased competition has resulted and may continue to result in price reductions, reduced gross margins, loss of market share, underutilisation of resources and additional promotional, marketing and customer acquisition expenses. These factors have adversely affected and may continue to adversely affect HKTC's results of operations, cash flows and financial position.

In addition, HKTC may continue to restructure its telephony operations to reflect changes from a highly regulated environment to a highly competitive environment. HKTC could suffer material adverse effects on its operations, cash flows and financial position, if it is unable to restructure its operations as required, or in time, to face these competitive challenges. HKTC has previously taken substantial write-offs in light of competitive pressures and rapid advancements in technology and it can give no assurance that similar write-offs will not be required in the future.

HKTC is currently required by its FTNS licence to publish all tariffs and, where required, obtain approval from OFTA before changing tariffs. HKTC is also affected by its classification as a dominant carrier in the provision of certain telecommunications services. Under Hong Kong law, OFTA may impose additional regulations on a dominant provider of telecommunications services. HKTC cannot offer any discount from its published tariffs (other than a discount calculated in accordance with a formula or methodology approved by OFTA and published with the tariffs) if it is in a dominant position in respect of the market which includes that service. In addition, HKTC must abide by the provisions of the Telecommunications Ordinance and the terms of its FTNS licence prohibiting an abuse of its dominant position. There is uncertainty about how these dominant provider regulations may be applied in the future. New rules and regulatory procedures may reduce HKTC's flexibility to adopt competitive tariff policies, and may limit HKTC's ability to compete on a level-playing field with new entrants.

More generally, the Hong Kong telecommunications industry operates under licences granted by OFTA. HKTC's operations could be adversely affected if any of its existing licences are amended, not renewed or revoked, or if new licences are granted by OFTA to other service providers. The effect of any future regulatory changes on the viability or competitiveness of HKTC's business cannot be accurately predicted.

Position of HKTC in the PCCW Group and transactions with affiliates

HKTC is an indirect wholly-owned subsidiary of PCCW. PCCW, in turn, is controlled by Li Tzar Kai, Richard. PCCW has the ability to elect all of HKTC's directors and control HKTC's management and policies, including dividend and financing policies. Subject to applicable covenants and applicable law, HKTC has the ability to loan or dividend funds or transfer assets to other members of the PCCW Group, guarantee or support the obligations of other members of the PCCW Group, or borrow funds for the purpose of making transfers to other members of the PCCW Group.

HKTC engages in transactions with Reach, RWC and with certain subsidiaries and other affiliates of PCCW on an arm's length basis. Transactions with Reach include agreements providing for the supply of domestic or international connectivity infrastructure and services in accordance with certain volume commitment requirements and preferred supplier arrangements. Transactions with RWC include the provision of interconnection and mobile number portability to Hong Kong CSL Limited, which is wholly-owned by RWC. Transactions with certain other subsidiaries and affiliates of PCCW include the provision of telecommunications products and services and the acquisition of operations from, and disposition of operations to, PCCW affiliates. Apart from having an impact on HKTC's business, HKTC's transactions with affiliates may create the potential for conflicts of interest. See "Related Party Transactions — Related Party Transactions of HKTC".

HKTC's intercompany advances to its parent companies

HKTC's balance sheet at 31 March 2001 reflects, as an asset, approximately US$4,700 million in advances relating to the proceeds of the Term Loan Facility and US$554 million in other advances that it has made to its parent companies. The advances have no fixed term and are largely non-interest-bearing and unsecured. The parent companies used a substantial part of the advances to partly repay debt incurred to acquire HKTC's indirect parent, HKT. HKTC's ability to recover these advances is largely dependent on the ability of HKTC's parent companies to realise their other assets or repay the advances out of cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of HKTC — Liquidity and Capital Resources."

HKTC's success in the market for exchange lines is largely dependent on its ability to raise prices or to increase the demand for its data and value-added services

With an exchange line penetration of 57% of the population as of 31 December 2000, Hong Kong is already one of the most highly penetrated telecommunications markets in Asia. As a result, HKTC's ability to increase, or sustain, turnover and profits from exchange line services is largely dependent on its ability to raise prices or stimulate demand for its data and value-added services, such as leased bandwidth, data services, caller display, call waiting, phone mail and call forwarding, its ability to offer integrated packages of such services and to develop the broadband market. Mobile prices are now sufficiently low so that customers have an option to substitute mobile telecommunications services for residential exchange line services. In addition, despite the removal of price caps on the prices for residential exchange line tariffs as from 1 January 2002, HKTC will remain subject to regulation in respect of its dominant position in fixed exchange lines and certain other services. Competition in the local telecommunications services market may affect HKTC's ability to raise its fixed-line tariffs in the future. In addition, HKTC may not be able to successfully increase its sales of value-added services at profitable rates.

Currently contemplated regulatory initiatives relating to broadband access services could adversely affect HKTC

In late 2000, OFTA issued a statement on the regulatory framework for broadband interconnection, including the principles underlying the determination of broadband interconnection and interconnection charges. Following the approval of OFTA, on 19 October 2001 HKTC published a new wholesale tariff which sets out the prior terms and conditions upon which other FTNS operators in Hong Kong will be entitled to interconnect with HKTC's copper local loops to provide broadband services. OFTA has initiated a determination process regarding the terms and conditions for interconnection to HKTC's broadband access line network. This determination may mandate pricing or terms and conditions which, if less favourable to HKTC than those provided in the published tariff, may adversely affect HKTC's results of operations.

HKTC may not be able to obtain additional capital

HKTC expects to continue to make investments to maintain and upgrade its local fixed-line network and market its new and existing services. In addition, HKTC's free cash flow will be significantly impaired by its principal repayment and interest obligations in respect of the remaining amounts under its Term Loan Facility and other bonds of the PCCW Group in respect of which it has guaranteed such obligations. Accordingly, while HKTC's capital expenditure in future years are likely to be lower than expenditures in the past, it will have less free cash flow to fund those expenditures.

HKTC may have to obtain additional financing if:

- HKTC's business plan changes or is accelerated; or
- HKTC's turnover and operating cash flow do not grow as expected.

Financing may not be available to HKTC when HKTC needs it, or, if it is available, it may only be available on terms that are unfavourable to HKTC. If HKTC cannot raise sufficient additional funds on commercially acceptable terms, HKTC may need to delay or abandon some of its development and expansion plans or otherwise forgo market opportunities.

HKTC must be able to introduce new telecommunications technologies and adapt existing technologies

HKTC's operations depend on the successful deployment of continuously evolving telecommunications technologies. The markets for HKTC's various business lines are characterised by:

- rapidly changing technologies;
- evolving industry standards;
- frequent new product and service introductions;
- shifting distribution channels; and
- changing customer demands.

HKTC cannot be sure that technologies will be developed in time to meet changing market conditions, that they will perform according to expectations or that they will achieve commercial acceptance. The failure of vendor performance or technology performance to meet HKTC's expectations or the failure of technology to achieve commercial acceptance could mean that HKTC has to make additional unexpected capital expenditures. As a result, HKTC may not be able to adapt its services to changing market conditions or establish and maintain effective distribution channels for its services. Competitors may adapt more successfully to changing market conditions, establish more effective distribution channels or introduce technologies that make HKTC's products and services less competitive.

HKTC will be susceptible to risks associated with its operations outside of Hong Kong, which could harm its operating results

HKTC plans to offer the network, operations and management experience and expertise that it has acquired in Hong Kong to clients and partners in markets outside of Hong Kong. HKTC's ability to expand into these markets may be constrained by the pace of deregulation in individual markets, including the removal of restrictions on foreign participation. In addition, operations outside of Hong Kong will be subject to certain risks, including:

- multiple and conflicting regulations relating to communications, use of data and control of Internet access;
- changes in regulatory requirements, tariffs and import and export restrictions;
- increased costs associated with complying with the laws of numerous jurisdictions;
- fluctuations in currency exchange rates;
- changes in political and economic stability; and
- potentially adverse tax consequences.

Any of these factors could affect HKTC's future revenues materially and adversely and, consequently, its business, operating results and financial condition.

Management and Other Qualified Personnel

A small group of key executive officers manage the PCCW Group, including HKTC, and the loss of services of one or more of these key individuals could affect its ability to make successful strategic decisions. Members of the PCCW Group's senior management have entered into employment agreements with PCCW, or its subsidiaries. These agreements are terminable with notice periods ranging from three to 36 months. PCCW and HKTC cannot guarantee that these agreements will allow it to retain key employees. Additionally, PCCW and HKTC do not presently maintain any key person insurance.

The management of the PCCW Group believes that its growth and success will depend in large part on its ability to attract, train, retain and motivate highly skilled and qualified managerial, sales, marketing, administrative, operating and technical personnel. The loss of key personnel, or the inability to find additional qualified personnel, could materially and adversely affect PCCW's and/or HKTC's prospects and financial position.

Economic, Political, Legal and Regulatory Risks

Economic climate in Asia

Since mid-1997, many countries in Asia have experienced significant economic downturns and related financial difficulties. The decline in the value of most Asian currencies has led to many Asian companies experiencing difficulties servicing foreign currency-denominated debt and thereby defaulting on their debt payments. The economic crisis adversely affected domestic growth rates across the Asia-Pacific region. While economic conditions in many of these countries has improved, economic developments in countries throughout Asia may materially and adversely affect PCCW's business results of operations and financial condition.

Hong Kong's relationship with China is unpredictable and could disrupt the PCCW Group's and/or HKTC's business

Hong Kong is a special administrative region of China with its own government. Hong Kong enjoys a high degree of autonomy from China under the principle of "one country, two systems". However, there can be no assurance that either the PCCW Group's or HKTC's financial condition and results of operations will not be adversely affected as a consequence of the exercise of Chinese sovereignty over Hong Kong.

Almost all of the PCCW Group's and HKTC's operating assets are located in Hong Kong, and a majority of the PCCW Group's and HKTC's turnover is derived from operations conducted in Hong Kong. As a result, both the PCCW Group's and HKTC's financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy and the economies of the surrounding region, particularly China.

Interest rate and currency considerations

Although the Hong Kong dollar has been pegged to the US dollar since 1983, there is no assurance that such a peg will be maintained in the future. A portion of the PCCW Group's existing debt and guarantee obligations are denominated in currencies other than Hong Kong dollars, including US dollars and Japanese Yen. As a result, the PCCW Group's results of operations and ability to discharge its obligations could be adversely affected by the discontinuation of the peg of the Hong Kong dollar to the US dollar or other adverse currency movements. In addition, most of the PCCW Group's obligations bear interest at a floating rate. As a result, any significant increase in interest rates would increase the payment obligations of the PCCW Group and could adversely affect the financial condition of the PCCW Group.

Legal or regulatory environment

PCCW may be subject to extensive regulations governing various aspects of its businesses, including regulation of the flow of information over the Internet, access charges, content regulation, consumer protection, advertising, intellectual property, privacy and e-commerce. Lack of clarity with respect to certain laws and regulations governing the businesses of PCCW or its subsidiaries and the legal systems of some of the countries in which it operates could impede its ability to operate effectively and have a material adverse effect on PCCW's results of operations. Adverse changes in the legal or regulatory environment relating to telecommunications, interactive online services or the Internet industry could have an adverse effect on PCCW.

Some of the key Asian markets for the PCCW Group's content services regulate content distributed in their countries. Content providers who fail to satisfy local requirements may be subject to "blacklisting" and, in some cases, criminal action. Various steps may be taken against blacklisted content, including the blocking of Internet sites and the barring of programming from cable services. PCCW relies on a set of content standards and practices to avoid blacklisting and as a general matter it avoids political content. However, the blacklisting of sites of PCCW by one or more Asian governments could disrupt the development of the PCCW Group's content business.

Internet content may give rise to certain legal claims

The liability of Internet service providers for information available through their services is uncertain and may be significant. PCCW may be subject to claims based on a variety of legal grounds, including for defamation, obscenity, libel, invasion of privacy, negligence, copyright or trademark infringement, false and misleading advertising, data protection or other claims based on the nature and content of its proposed programming or materials that are downloaded from the Internet and are distributed to others. Although PCCW maintains general liability insurance, it is possible that such insurance may not cover potential claims of this type or may not be adequate to indemnify it for all liabilities which may be imposed upon it. If PCCW incurs any liability in excess of its insurance coverage, the PCCW Group's business and operating results may be adversely affected.

PCCW may also have liability for products or services sold through the PCCW Group's websites or to the PCCW Group's subscribers. In particular, PCCW may be liable to third parties where the domain name services which it provides to its customers result in infringement of third-party rights.

These types of claims have been brought, sometimes successfully, against other on-line companies in certain jurisdictions. If PCCW becomes subject to claims, it may have to spend significant amounts defending itself. If it is not successful in its defence, it may be forced to pay substantial costs and damages. Additionally, reaction to content by governmental authorities or consumer groups could adversely affect the PCCW Group's ability to continue providing Internet services or media content and could decrease the numbers of PCCW's subscribers or the usage of its services.

Risks Related to Intellectual Property

Preservation and protection of intellectual property rights

The preservation and protection of the service content, know-how, trade secrets and other intellectual property of PCCW and its subsidiaries, including intellectual property that PCCW licences to third parties, may affect the overall performance of PCCW and its subsidiaries. PCCW's intellectual property rights, and its ability to enforce those rights, may be inadequate to prevent others from using PCCW's content or technology or substantially similar content or technology that they have developed independently. The unauthorised use of PCCW's intellectual property by others could reduce or eliminate any competitive advantage that PCCW has, cause it to lose customers or lead to lower prices for PCCW's products and services.

To protect PCCW's intellectual property, it relies on copyright and trademark laws, trade secret protection, limiting access to PCCW's intellectual property and confidentiality and non-disclosure agreements from persons with access to PCCW's intellectual property. PCCW has also obtained and applied for trademark protection and, in the future, may apply for patent protection. PCCW cannot guarantee that these measures will be sufficient or that adequate remedies will be available in the event of an infringement of its rights. A significant portion of PCCW's intellectual property is comprised of know-how, and employees with know-how may depart before transferring their know-how to other employees. Moreover, the laws of other countries where PCCW markets its products and services may afford less protection for PCCW's intellectual property, and the global nature of the Internet makes it virtually impossible for PCCW to control the ultimate destination of its products. If PCCW resorts to legal proceedings to enforce its intellectual property rights, the proceedings could result in substantial costs and a diversion of resources, even if PCCW prevails.

Reliance on technology licensed from third parties

PCCW currently licences software and other technology related to the operation and management of the PCCW Group's telecommunications and Internet services. As PCCW continues to introduce new services that require new technology, PCCW anticipates that it may need to license additional third-party technology. Third-party technology may not be available to PCCW on commercially reasonable terms or at all. PCCW's inability to obtain or continue its use of third-party technology could delay or compromise the introduction of new services and materially and adversely affect the PCCW Group's business and financial condition.

Risks Related to Bondholders or Shareholders

The market price of PCCW's shares has been, and may continue to be, volatile

The market price of PCCW's shares has experienced, and may continue to experience, wide fluctuations. These fluctuations reflect a general volatility in the market prices of equity securities of companies providing telecommunications and Internet-related products and services, concerns about PCCW's services and business model, and period-to-period fluctuations in PCCW's revenue and operating results. In addition, the following factors, among others, may affect the market price for PCCW's ordinary shares:

- earnings reports;
- sales and potential sales of shares by PCCW's substantial shareholders;
- the current level of borrowings of the PCCW Group;
- fluctuation in demand for the services;
- introduction of new technologies and services by competitors of the PCCW Group;
- changes in the pricing policies of the PCCW Group, particularly in response to aggressive pricing by the PCCW Group's competitors;
- the ability of the PCCW Group to introduce, develop and deliver products and services which meet customer requirements in a timely manner;
- failure of the operating results of the PCCW Group to meet analysts' expectations;
- abnormally high marketing expenses associated with new services;
- trends in global financial markets;
- general economic conditions in Hong Kong and elsewhere in Asia; and
- further issuance of shares or rights to subscribe for shares.

Shareholders' interests may be diluted in the future

PCCW's board of directors may determine to raise additional financing by offering PCCW's ordinary shares or other equity-linked securities to third parties or to its existing shareholders on a non-pro rata basis. In addition, PCCW may issue securities that have rights, preferences or privileges that rank senior to PCCW's ordinary shares. As a result, an investor's interest in PCCW may be diluted and/or become less advantageous as compared to the rights of other security holders.

PCCW is unlikely to be in a position to pay dividends in the foreseeable future

PCCW intends to retain all its earnings for use in its business and to service debt obligations. PCCW is unlikely to be in a position to pay dividends on its ordinary shares in the foreseeable future. Future cash dividends, if any, will be at the discretion of its board of directors and will depend upon the elimination of the net deficit on PCCW's balance sheet, its future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as its board of directors may deem relevant. PCCW has, and may incur in the future, indebtedness that may prohibit or effectively restrict the payment of dividends.

Exercise of control over PCCW by its controlling shareholders could affect PCCW

PCCW will be effectively controlled by its controlling shareholders, whose interests may conflict with the interests of holders of the Bonds.

Based on the share capital holdings in PCCW as at 22 January 2002, PCCW's affiliated companies, Pacific Century Regional Developments Limited, Pacific Century Group Holdings Limited and Pacific Century Diversified Limited, collectively hold approximately 37.4% of its share capital. These companies are each controlled by PCCW's Chairman and Chief Executive, Li Tzar Kai, Richard. This enables Li Tzar Kai, Richard to exercise control over PCCW (as "control" is currently defined in The Codes on Takeovers and Mergers and Share Repurchases issued by the Securities and Futures Commission of Hong Kong). The actions of PCCW's principal investors can affect its strategic decisions, its legal and capital structure and its day-to-day operations. Further, such control may:

- delay or prevent a change in control of PCCW;
- impede a merger, consolidation, takeover or other business combination involving PCCW; or
- discourage a potential acquirer from making an offer or otherwise attempting to obtain control of PCCW.

A shareholder may only bring a derivative action against PCCW in certain circumstances allowed under Hong Kong law

PCCW is a limited company organised under the laws of Hong Kong. The rights of holders of its ordinary shares (including its ordinary shares underlying its American Depository Shares, or "ADSs") are governed by Hong Kong law and by PCCW's memorandum and articles of association. These rights may differ from and, in certain circumstances, be more limited than, the rights of shareholders in corporations incorporated in other countries.

Exercise of the Conversion Rights

Investors should be aware that the Bonds, being convertible into Shares, bear certain risks. Depending on the performance of the underlying Shares, their value may be substantially lower than when the Bonds were initially purchased. In addition, the value of the Shares to be delivered may vary substantially between the date on which Conversion Rights (as defined in the "Terms and Conditions of the Bonds") are exercised and the date on which such Shares are delivered. See "Terms and Conditions of the Bonds — Conversion". Should investors have any doubt as to the risks implied, investors should consult a professional adviser.

Bondholders have no shareholder rights before conversion

A holder of a Bond will not be a holder of the Shares. No Bondholder will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to any underlying Shares until such time, if any, as he or she converts his or her Bond into such Shares and (as applicable) becomes registered as the holder thereof.

Bondholders have limited anti-dilution protection

The Shares into which the Bonds may be converted will be adjusted in the circumstances provided in the Terms and Conditions of the Bonds. There is no requirement that there should be an adjustment for every corporate or other event that may affect the value of the Shares. Events in respect of which no adjustment is made may adversely affect the value of the Shares and, therefore, adversely affect the value of the Bonds.

Bondholders have no security interest in the Shares and no recourse against the Shares

There are no custody arrangements relating to the Shares. The Trust Deed (as defined in the "Terms and Conditions of the Bonds") does not create any security interest in favour of the holder of the Bonds either to secure the payment obligations arising under the Bonds or to secure the performance of the Shares thereunder. Accordingly, in the event of any insolvency of the Issuer or either of the Guarantors, the holders of the Bonds will rank on a *pari passu* basis with all other unsecured creditors of the Issuer or the Guarantors, as the case may be and will have no direct rights over the Shares.

Further issues or sales of Shares

There can be no certainty as to the effect, if any, that future issues or sales of Shares, or the availability of such Shares for future issue or sale, would have on the market price of the Shares prevailing from time to time and therefore on the price of the Bonds. Sales of substantial numbers of Shares in the public market, or a perception in the market that such sales could occur, could adversely affect the prevailing market price of the Shares and the Bonds.

Limited liquidity of the Bonds

No public market exists for the Bonds. There is no current intention to list the Bonds other than on the Luxembourg Stock Exchange (and there is no assurance that such listing will occur by a certain date, or at all). The Manager intends, but is under no obligation, to make a market in the Bonds and no assurances can be given as to whether a trading market for the Bonds will develop or as to the liquidity of any such trading market. If any of the Bonds are traded after their initial issue, they may trade at a discount or premium from their initial offering price, depending on prevailing interest rates, the market for similar securities and the market for the Bonds and other factors, including general economic conditions and the financial condition, performance and prospects of each of the Guarantors. No assurance can be given as to the future price level of the Bonds after their initial issue.

Differences Exist Between Hong Kong GAAP and US GAAP and Future Changes in Hong Kong GAAP and US GAAP

The audited financial information included in this Offering Memorandum has been prepared and presented in accordance with Hong Kong GAAP. Significant differences exist between Hong Kong GAAP and US GAAP which might be material to the financial information contained herein. In making an investment decision, investors must rely upon their own examination of each of the Guarantors, the Issuer, the terms of the offering and the financial information contained herein. A qualitative discussion of certain differences between Hong Kong GAAP and US GAAP is set out in "Summary of Certain Differences Between Hong Kong GAAP and US GAAP." Such summary should not be construed to be exhaustive. Additionally, no attempt has been made to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in either of the Guarantors' financial positions and results or notes thereto. Further, no attempt has been made to identify future differences between Hong Kong GAAP and US GAAP as a result of prescribed changes in accounting standards. Regulatory bodies that promulgate Hong Kong GAAP and US GAAP have significant projects ongoing that could affect future comparisons such as this one. Finally, no attempt has been made to identify all future differences between Hong Kong GAAP and US GAAP that may affect either of the Guarantors' financial positions and results of operations as a result of transactions or events that may occur in the future.

THE ISSUER

Formation

The Issuer is an indirect, wholly-owned subsidiary of PCCW and was incorporated as an International Business Company under the laws of the British Virgin Islands on 26 October 2001 with the name Digital Growth Finance Limited. It changed its name to PCCW Capital No. 2 Limited on 10 January 2002. Its registered office is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Business Activity

The Issuer has not engaged, since its incorporation, in any material activities other than those incidental to its registration, to the proposed issue of the Bonds and the authorisation of documents and agreements referred to herein to which it is or will be a party. The Issuer will not, as long as the Bonds are outstanding, engage in any business activity other than in connection with the Bonds or the onlending of proceeds from the issue of the Bonds to other members of the PCCW Group.

Directors and Officers

The directors of the Issuer are Yuen Tin Fan, Francis, Alexander Anthony Arena, David Norman Prince, Ma Si Hang, Frederick, and Wayne Michael Verge. The secretary of the Issuer is PCCW Secretaries Limited, a company incorporated in Hong Kong with limited liability. None of the directors of the Issuer holds any shares or options to acquire shares of the Issuer.

The Issuer does not have any employees and has no subsidiaries.

USE OF PROCEEDS

The net proceeds of the issue of the Bonds are estimated to amount to approximately US$438.75 million (approximately HK$3,422 million) (or, if the maximum of US$67.5 million of the aggregate principal amount of Optional Bonds is issued pursuant to the Option granted to the Manager, approximately US$504.6 million (approximately HK$3,936 million)), and will be on-lent by the Issuer to PCCW. PCCW will in turn enter into the Subordinated Loan with HKTC on or prior to the Closing Date, pursuant to which HKTC will draw down an amount not less than the principal amount of the Bonds within three business days of the Closing Date for the purposes of prepaying in part sums outstanding under the Term Loan Facility (as defined in "Business — Business of HKTC — Summary of the Term Loan Facility") and/or for its general working capital purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of HKTC — Overview — Recent Financings and Prepayment of Term Loan Facility" below for further details. The directors of HKTC currently anticipate that the Term Loan Facility will be partly prepaid in the principal amount of US$453 million, on 11 February 2002, in part from the drawing under the Subordinated Loan and in part from HKTC's existing cash reserves.

CAPITALISATION

Capitalisation of HKTC

The following table sets forth the capitalisation of HKTC at 30 September 2001, and adjusted to give effect to (i) the draw down on 26 October 2001 pursuant to the US$260 million Subordinated Loan of the principal amount of US$260 million, (ii) the partial prepayment of US$500 million of the principal amount of the Term Loan Facility on 9 November 2001, (iii) the partial prepayment of US$1,254 million of the principal amount of the Term Loan Facility on 10 December 2001, (iv) the partial prepayment of approximately US$55 million of the principal amount of the Term Loan Facility on 31 December 2001; (v) the intercompany loan in the principal amount of US$1,000 million from PCCW-HKT Capital Limited in November 2001 in connection with the on lending of the issue of the Notes due 2011 (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations of HKTC — Overview — Recent Financings and Prepayment of Term Loan Facility"); (vi) the drawdown to be made within three business days of the Closing Date by HKTC pursuant to the Subordinated Loan in the principal amount of US$450 million, and (vii) the intended prepayment of US$453 million of the principal amount of the Term Loan Facility to be made on 11 February 2002. The authorised share capital of HKTC is HK$2,500 million, divided into 2,500,000,000 ordinary shares of HK$1.00 par value each, of which 2,163,783,209 shares were issued and outstanding at 30 September 2001.

	As at 30 September 2001		
	Actual	As Adjusted	
	HK$	HK$ (unaudited) (in millions)	US$
Long-term debt:			
Term loan facility	36,316	18,672	2,394
Subordinated loan from PCCW	—	5,538	710
Loan from PCCW-HKT Capital Limited	—	7,800	1,000
Total long-term borrowings	36,316	32,010	4,104
Capital and reserves:			
Share capital	2,164	2,164	277
Reserves	19,192	19,192	2,461
Shareholders' funds	21,356	21,356	2,738
Total capitalisation	57,672	53,366	6,842

Capitalisation of PCCW

The following table sets forth the consolidated capitalisation of PCCW at 30 June 2001, and adjusted to give effect to (i) the issuance of the Yen Notes (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations of HKTC — Overview — Recent Financings and Prepayment of Term Loan Facility") on 26 October 2001, (ii) the partial prepayment of US$500 million of the principal amount of the Term Loan Facility on 9 November 2001, (iii) the issuance of the Notes due 2011 (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations of HKTC — Overview — Recent Financings and Prepayment of Term Loan Facility") in November 2001, (iv) the partial prepayment of US$1,254 million of the principal amount of the Term Loan Facility on 10 December 2001, (v) the partial prepayment of approximately US$55 million of the principal amount of the Term Loan Facility on 31 December 2001, (vi) the issuance of approximately 218 million Shares for the acquisition of an additional interest in a subsidiary, (vii) the intended prepayment of US$453 million of the principal amount of the Term Loan Facility to be made on 11 February 2002, (viii) the issuance of the Bonds and (ix) the issuance of 175 million Shares as consideration for approximately US$48 million (HK$376 million) for the acquisition of a licence to use certain existing and future sports archive and programming (details of the transaction have been set out in "Recent Developments"). The authorised share capital of PCCW is HK$1,600 million, divided into 32,000,000,000 ordinary shares of HK$0.05 par value each, of which 22,475,527,724 shares were issued and outstanding at 30 June 2001.

	As at 30 June 2001		
	Actual	As Adjusted	
		(unaudited) (in millions)	
Long-term debt:			
The Bonds	HK$ —	HK$ 3,510	US$ 450
Term Loan Facility	36,316	18,672	2,394
3.65 per cent Guaranteed Notes due 2031	—	1,949	250
7.75 per cent Guaranteed Notes due 2011	—	7,800	1,000
Convertible bonds	14,430	14,430	1,850
Other long-term debt	1,345	1,345	172
Total long-term borrowings	52,091	47,706	6,116
Capital and reserves:			
Share capital	1,124	1,144	146
Reserves	(9,816)	(8,809)	(1,129)
Shareholders' deficits	(8,692)	(7,665)	(983)
Total capitalisation	HK$43,399	HK$40,041	US$5,133

(1) Does not give effect to the approximately 377 million new Shares which may be required to be issued upon the conversion of an option by a minority shareholder of a subsidiary in exchange for the remaining share holding in that subsidiary.

(2) All intercompany loans within PCCW Group have been eliminated in full in the above capitalisation table.

(3) Excludes accrued interest associated with the premium redemption features of the convertible bonds.

Capitalisation of the Issuer

The authorised share capital of the Issuer is US$50,000 divided into 50,000 ordinary shares of US$1.00 par value each, of which one fully paid share is issued in the name of PCCW Finance Holding Limited, a company incorporated in the British Virgin Islands. The Issuer does not have any debt outstanding other than the Bonds being issued hereby.

The following table sets forth the unaudited capitalisation of the Issuer as at 28 January 2002, adjusted for the proposed issue of the Bonds (assuming that the Option has not been exercised):

	As at 28 January 2002
	US$
Borrowings	
The Bonds to be issued	450,000,000
Shareholders' equity	
Issued capital (one share of US$1.00, fully-paid)	1
Total capitalisation	450,000,001

Since the date of its incorporation, no financial statements of the Issuer have been prepared. The Issuer is not required by British Virgin Islands law, and does not intend, to publish any financial statements.

Selected Financial Information of HKTC

The selected financial information presented in this Offering Memorandum is qualified in its entirety by reference to, and should be read in conjunction with, the Audited Financial Statements of HKTC, the September 2001 Financial Information of HKTC, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other historical financial information included elsewhere in this Offering Memorandum. The selected profit and loss, balance sheet and cash flow information for each of the three years ended 31 March 1999, 2000 and 2001 is derived from the Audited Financial Statements of HKTC included elsewhere in this Offering Memorandum. The selected financial information for the six months ended 30 September 2001 is not audited.

The Audited Financial Statements of HKTC and the unaudited September 2001 Financial Information of HKTC are prepared in accordance with Hong Kong GAAP. Hong Kong GAAP differs in significant respects from US GAAP. For a discussion of certain differences between Hong Kong GAAP and US GAAP, see "Summary of Certain Differences between Hong Kong GAAP and US GAAP."

Profit and Loss:

	Year Ended 31 March				Six Months Ended 30 September	
	1999	2000	2001	2001	2001	
					(unaudited)	
	HK$	HK$	HK$	US$	HK$	US$
			(in millions)			
Turnover	15,197	15,958	15,622	2,003	8,229	1,055
Operating costs	(8,289)	(8,965)	(8,553)	(1,097)	(4,106)	(526)
Operating profit	6,908	6,993	7,069	906	4,123	529
Provisions against fixed assets	—	(3,823)	—	—	—	—
Finance costs and other revenue	(5)	197	(101)	(13)	(844)	(109)
Profit before taxation	6,903	3,367	6,968	893	3,279	420
Taxation	(780)	(1,030)	(1,089)	(140)	(631)	(81)
Profit for the period	6,123	2,337	5,879	753	2,648	(339)
Dividends	5,000	7,000	4,000	513	—	—
Other Information						
Operating margin(1)	45%	44%	45%	45%	50%	50%
Adjusted EBITDA(2)	8,718	8,912	8,965	1,149	5,122	657
Adjusted EBITDA margin(3)	57%	56%	57%	57%	62%	62%
Capital expenditure	2,936	2,262	2,216	284	738	95

(1) Operating margin equals operating profit as a percentage of turnover.

(2) Adjusted EBITDA represents profit for the year before interest, taxes, depreciation and amortisation (EBITDA) and before provisions against fixed assets. Adjusted EBITDA is not a US GAAP or Hong Kong GAAP measure. Adjusted EBITDA should not be construed as a substitute for operating profit, net income or cash flows from operating activities for purposes of analysing HKTC's operating performance, financial position and cash flows. Adjusted EBITDA and EBITDA of HKTC as described in this Offering Memorandum are not necessarily comparable with similarly titled measures for other companies.

(3) Adjusted EBITDA margin equals Adjusted EBITDA as a percentage of turnover.

Balance Sheet:

	As at 31 March				As at 30 September 2001 (unaudited)	
	1999	2000	2001(1)	2001(1)		
	HK$	HK$	HK$	US$	HK$	US$
			(in millions)			
Net current assets						
Current assets	7,598	5,642	4,396	564	7,592	973
Current liabilities	(4,376)	(3,603)	(4,216)	(541)	(4,439)	(569)
Net current assets	3,222	2,039	180	23	3,153	404
Non-current assets						
Fixed assets	18,290	14,830	14,989	1,922	14,711	1,887
Loan to parent companies	—	—	36,661	4,700	36,661	4,700
Amounts due from intermediate holding company	—	—	3,147	403	3,147	403
Total non-current assets	18,290	14,830	54,797	7,025	54,519	6,990
Total assets less current liabilities	21,512	16,869	54,977	7,048	57,672	7,394
Non-current liabilities						
Long-term bank loans	—	—	(36,270)	(4,650)	(36,316)	(4,656)
Total non-current liabilities	—	—	(36,270)	(4,650)	(36,316)	(4,656)
Net assets and shareholders' funds	21,512	16,869	18,707	2,398	21,356	2,738

(1) HKTC has given a subordinated guarantee to Telstra Corporation Limited in respect of PCCW's US$750 million Variable Coupon Secured Subordinated Convertible Bond due in 2007. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of HKTC — Liquidity and Capital Resources."

Cash Flow:

	Year Ended 31 March			
	1999	2000	2001	2001
	HK$	HK$	HK$	US$
		(in millions)		
Net cash inflow from operating activities	9,866	15,656	5,896	756
Net cash outflow from returns on investments and servicing of finance	(6,207)	(8,351)	(3,999)	(513)
Taxation	(682)	(1,018)	(1,420)	(182)
Net cash outflow from investing activities	(2,994)	(3,044)	(38,422)	(4,926)
Net cash inflow from financing	—	—	36,253	4,648
(Decrease)/increase in cash and cash equivalents	(17)	3,243	(1,692)	(217)
Cash and cash equivalents at 1 April	53	36	3,279	420
Cash and cash equivalents at 31 March	36	3,279	1,587	203

Selected Financial Information of PCCW

The selected financial information of PCCW presented in this Offering Memorandum is qualified in its entirety by reference to, and should be read in conjunction with, the Audited Financial Statements of PCCW, the unaudited Interim Financial Statements of PCCW, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other historical financial information included elsewhere in this Offering Memorandum. The selected profit and loss and balance sheet information for each of the three years ended 31 December 1998, 1999 and 2000 have been derived from the audited financial statements of PCCW included elsewhere in this Offering Memorandum. The selected financial information for the six months ended 30 June 2001 is not audited.

The Audited Financial Statements of PCCW have been prepared in accordance with Hong Kong GAAP. Hong Kong GAAP differs in significant respects from US GAAP. For a discussion of certain differences between Hong Kong GAAP and US GAAP, see "Summary of Certain Differences between Hong Kong GAAP and US GAAP."

Consolidated Profit and Loss

	Year Ended 31 December			Six Months Ended 30 June 2001
	1998	1999	2000	(unaudited)
	(HK$ million except per share)			
Turnover	285	152	7,291	11,312
Operating profit/(loss) before net gains/(losses) on investments and provisions for impairment losses	(50)	(293)	520	2,623
Gains/(Losses) on investments, net	—	574	(4,887)	247
Provisions for impairment losses[1]	—	—	(312)	—
(Loss)/Profit from operations[1]	(50)	281	(4,679)	2,870
Finance (costs)/income, net	(12)	56	(2,356)	(1,769)
Gain on disposal of discontinued operations	—	21	—	—
Share of results of jointly controlled companies	—	—	(100)	290
Share of results of associated companies	1	(5)	(63)	91
Share of profits of unconsolidated subsidiaries	—	—	790	152
(Loss)/Profit before taxation[1]	(61)	353	(6,408)	1,634
Taxation	(2)	(7)	(522)	(752)
(Loss)/Profit after taxation[1]	(63)	346	(6,930)	882
Minority interests	1	1	23	53
(Loss)/Profit for the year and attributable to shareholders[1]	(62)	347	(6,907)	935
Earnings/(Loss) per share[1]:				
— basic	(13.44) cents	9.99 cents	(47.54) cents	4.22 cents
— diluted	N/A	7.05 cents	N/A	4.05 cents
Weighted average number of outstanding shares[2]	462 million	3,472 million	14,528 million	22,177 million
Weighted average number of outstanding shares on a diluted basis[2]	N/A	5,083 million	N/A	23,070 million

Consolidated Balance Sheet Data

	As at 31 December			As at 30 June 2001
	1998	1999	2000	(unaudited)
	(HK$ million except share amounts)			
Total assets	349	13,911	69,317	54,497
Net assets/(liabilities)	117	11,356	(14,133)	(8,016)
Share capital	23	453	1,094	1,124
Reserves/(deficit)	91	10,898	(15,950)	(9,816)
Minority interests	3	5	723	676
Shares issued and fully paid[2]	462 million	9,067 million	21,881 million	22,476 million

Note: (1) Following the adoption of a number of new SSAPs in 2001, certain figures of the financial statement for the year ended 31 December 2000 will be restated. These restatements as referred to in Note 37 to the Audited Financial Statements of PCCW for the year ended 31 December 2000 and Note 16 to the unaudited Interim Financial Statements of PCCW for the six months ended 30 June 2001, included elsewhere in this Offering Memorandum, have not been made to these figures.

(2) Shares issued and fully paid have been retrospectively adjusted for all periods in connection with a 10-for-1 share split effected in 1998 and a 1-for-5 share consolidation during 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations of HKTC

The following discussion and analysis is based on and should be read in conjunction with HKTC's financial statements and related notes included elsewhere in this Offering Memorandum. HKTC's financial statements have been prepared in Hong Kong dollars in accordance with Hong Kong GAAP and Hong Kong laws and regulations applicable thereto.

Overview

HKTC is the leading provider of fixed-line telecommunications services in Hong Kong. With the most extensive digital network in Hong Kong and broadband network coverage passing 95% of Hong Kong homes and accessing all major business areas, HKTC provides a wide range of services including:

- Local Telephony Services;
- Local Data Services;
- International Telecommunications Services; and
- Other Services.

HKTC is an indirect wholly-owned subsidiary of PCCW and forms the most significant part of PCCW's telecommunications services business. PCCW's telecommunications services also include customer premises equipment sales and services and call centre services in Hong Kong that are carried out by other subsidiaries of PCCW and are not accounted for in HKTC's results. Although PCCW has a 31 December fiscal year end, HKTC retains its historical 31 March fiscal year end.

Impact of the Liberalisation of Hong Kong's Telecommunication Markets from 1 January 1999

During the six months ended 30 September 2001, and the years ended 31 March 1999, 2000 and 2001, HKTC's turnover mix and results of operations were affected by a number of structural changes resulting from liberalisation of Hong Kong's international telecommunications market and the 1998 Framework Agreement between the Hong Kong government and various members of the HKT group, including HKTC and Cable & Wireless HKT International Limited (previously known as Hong Kong Telecom International Limited and now known as Reach Networks Hong Kong Limited) ("HKTI") (the "Framework Agreement").

The Framework Agreement provided for the early termination of HKTI's exclusive international licence as of 31 March 1998, the introduction of competition in international services commencing 1 January 1999 and the introduction of international facilities based competition beginning on 1 January 2000. In return, the HKT group received a package of compensatory measures, including the right for HKTC to increase its local exchange line tariffs in agreed phases. Price caps on HKTC's business exchange line tariffs were removed with effect from 1 July 1998 and price caps on HKTC's residential exchange line tariffs terminated with effect from 1 January 2002.

Commencing on 1 January 1999, in addition to being able to purchase wholesale switched minutes from HKTI, holders of non-exclusive ETS licences were able to provide international telephone services through ISR on certain non-China international routes by leasing wholesale international network capacity from HKTI. International traffic delivered through ISR bypasses the international switched telecommunications network and the international accounting rate system. Prior to 1 January 1999 competitors delivered traffic over HKTI's international network using normal outgoing routing as well as callback techniques.

Concurrent with the introduction of ISR, a new delivery fee structure was introduced by OFTA to encourage investment in local access facilities while removing the cross-subsidy of local services by international services.

The modified delivery fee arrangements also facilitated the reduction in Hong Kong's international accounting rates.

Consequently, HKTC's results from international telecommunications services were negatively affected by the following:

- a substantial reduction in incoming international call volumes, as callback services were rendered uncompetitive due to the modified delivery fee structure and lower international accounting rates;
- a substantial reduction in delivery fee turnover as a result of the modified delivery fee structure adopted in January 1999 and reduced incoming international call volumes; and
- an erosion of market share and, consequently, a reduction in outgoing international call revenues, due to price competition stimulated by the lower cost of providing international calls through ISR.

However, partially offsetting these effects was substantially lower wholesale delivery costs for outgoing international calls, due to lower international accounting rates for switched international traffic.

International facilities-based competition was introduced from 1 January 2000, which enabled service providers to install their own international facilities and purchase wholesale switched minutes and leased circuit capacity from international carriers other than HKTI. Together with further reductions in international accounting rates, international facilities-based competition has had the effect of reducing further the retail and wholesale prices for international calls on certain routes, in particular on mainland China routes that previously could be accessed directly only through HKTI's international switched network.

HKTC's revenues and profits from international services fell significantly following the market liberalisation in 1999 and 2000. However, following the removal of certain price caps in accordance with the Framework Agreement, HKTC was able to improve margins on its local exchange line services by increasing tariffs and has been afforded greater flexibility to compete in the retail market for international calls through the progressive waiving of its dominant status on certain international routes since 1999.

Impact of Formation of Reach and Proposed Acquisition of Retail Broadband Access

In connection with the formation of Reach, PCCW reorganised certain businesses of the newly acquired HKT. As a result, HKTC assumed responsibility for certain retail international data services and HKTI assumed responsibility for certain wholesale IDD services effective 2001. HKTC estimates that the pro forma reduction in EBITDA for the year ended 31 March 2001 resulting from this reorganisation, assuming that the reorganisation had occurred on 1 April 2000, would have been approximately HK$39 million.

On 4 July 2001, PCCW announced a new strategy for its Internet Services (formerly "Business-to-Consumer") businesses. PCCW stated its intention to transfer its existing retail broadband access business in Hong Kong to HKTC, subject to applicable regulatory and other consents or approvals. This business currently accounts for a substantial majority of HKTC's wholesale broadband business. HKTC believes that this transfer should facilitate improved marketing of retail broadband access services and a more efficient cost structure. PCCW currently intends to complete the transfer, which may also include the transfer of PCCW's narrowband access business to HKTC, as soon as practicable. HKTC estimates that the pro forma reduction in its EBITDA for the year ended 31 March 2001 as a result of this reorganisation, assuming that the reorganisation had occurred on 1 April 2000, would have been approximately HK$476 million.

The preparation of the foregoing pro forma data involved a number of assumptions. Specifically, the key assumptions that have been made include the following:

(a) Reach-related reorganisation

- Pro forma retail international data services turnover and wholesale IDD services turnover are based on actual turnover that HKTI and HKTC, respectively, earned for these services for the period from 1 April 2000 to 31 January 2001;

- Pro forma operating costs in respect of wholesale IDD services are based on actual costs incurred by HKTC for the period from 1 April 2000 to 31 January 2001; and

- Pro forma operating costs in respect of retail international data services are based on the margin that HKTI is estimated to have achieved in the past when providing these retail data services and the estimated incremental management fees that HKTC would have incurred for the period from 1 April 2000 to 31 January 2001 as a result of the formation of Reach and RWC.

(b) Retail broadband access reorganisation

- Pro forma retail broadband access turnover is based on actual retail broadband access turnover earned by PCCW for the period from 1 April 2000 to 31 March 2001; and

- Pro forma costs in respect of retail broadband access are based on actual direct costs incurred by PCCW plus an allocation of shared costs estimated by PCCW to relate to retail broadband access for the period from 1 April 2000 to 31 March 2001.

EBITDA represents profit for the year before interest, taxes, depreciation and amortisation. EBITDA is not a Hong Kong GAAP or US GAAP concept. EBITDA should not be construed as a proxy for operating profit, net income or cash flows from operating activities for purposes of analysing HKTC's operating performance, financial position and cash flows. EBITDA as described in this Offering Memorandum is not necessarily comparable with similarly titled measures for other companies.

Recent Financings and Prepayment of Term Loan Facility

On or prior to the Closing Date, PCCW will extend a subordinated loan facility to HKTC in the amount of US$450 million (the "Subordinated Loan"). The Subordinated Loan will be drawn down by HKTC within three business days of the Closing Date and the proceeds thereof will be used by HKTC to fund its working capital and capital expenditure needs, and/or to prepay amounts outstanding under the Term Loan Facility.

The obligations of HKTC to make payments of principal to PCCW under the Subordinated Loan are currently (i) effectively subordinated to HKTC's obligations under the Term Loan Facility and (ii) conditional upon HKTC (a) having no further actual or contingent liability under the guarantees of the Yen Notes (as defined below) and the Notes due 2011 (as defined below), the Guarantee or any notes and/or bonds issued by HKTC ("Additional Indebtedness") or by PCCW or any subsidiaries of PCCW and/or HKTC which are guaranteed by HKTC ("Additional Guarantees") and (b) being reimbursed in full for all the amounts which it has duly paid in accordance with the guarantees of the Yen Notes and the Notes due 2011 (each as defined below), the Guarantee and any such Additional Guarantees. In addition, it is currently a term of the Subordinated Loan that PCCW will not accelerate or demand payment of amounts due under the Subordinated Loan so long as the Bonds, any such Additional Indebtedness or any such Additional Guarantees are outstanding.

Interest on the Subordinated Loan is payable at 1% per annum or as otherwise agreed by PCCW and HKTC, provided that HKTC has agreed with the lenders under the Term Loan Facility that the interest rate applicable to the Subordinated Loan will not at any time be greater than that payable on the Bonds, taking into account the costs of swapping the fixed rate of interest on the Bonds into a fixed and/or floating rate of interest and US dollars and/or Hong Kong dollars at prevailing market rates.

On 31 December 2001, HKTC prepaid approximately US$55 million of the Term Loan Facility utilising the cash resources of HKTC. The prepayment resulted in the pro-rata reduction in the amounts outstanding under the US dollar and Hong Kong dollar sub-tranches of Tranche B of the Term Loan Facility. The prepayments resulted in the reduction in the amounts outstanding under the Term Loan Facility to approximately US$2,891 million.

On 10 December 2001, HKTC prepaid US$1,254 million under the Term Loan Facility utilising the net proceeds of the issue of the Notes due 2011 and the cash resources of HKTC. The prepayment resulted in the complete prepayment of both the US dollar and Hong Kong dollar sub-tranches of Tranche A of the Term

Loan Facility and the pro-rata reduction in the amounts outstanding under the US dollar and Hong Kong dollar sub-tranches of Tranche B of the Term Loan Facility in the principal amount of US$254 million.

On 15 November 2001 PCCW-HKT Capital Limited, a wholly-owned subsidiary of HKTC, issued US$750 million 7.75% Guaranteed Notes due 2011. On 26 November 2001, PCCW-HKT Capital Limited issued a further US$250 million 7.75% Guaranteed Notes due 2011 (the "Additional Notes due 2011") which are fungible and consolidated to form a single series with the Notes issued on 15 November 2001 (the Additional Notes due 2011, together with the Notes issued on 15 November 2001 comprise the "Notes due 2011"). The Notes due 2011 are unconditionally and irrevocably guaranteed by HKTC. The obligations of HKTC under the guarantee of the Notes due 2011 will rank *pari passu* with the Guarantee of the Bonds.

On 9 November 2001, HKTC prepaid US$500 million of the principal amount outstanding under Tranche A of the Term Loan Facility utilising the cash resources of HKTC. The prepayment resulted in a pro-rata reduction in the amounts outstanding under the US dollar and Hong Kong dollar sub-tranches of Tranche A of the Term Loan Facility.

On 26 October 2001 Profit Century Finance Limited, an indirect, wholly-owned subsidiary of PCCW, completed the placement of Yen 30,000 million (approximately US$250 million) 3.65% Guaranteed Notes due 2031 (the "Yen Notes"). The Yen Notes are redeemable at the option of Profit Century Finance Limited on any interest payment date falling on or after 27 October 2006. The Yen Notes are unconditionally and irrevocably guaranteed by HKTC. The obligations of HKTC under the guarantee of the Yen Notes will rank *pari passu* with the Guarantee of the Bonds.

On 18 October 2001, PCCW extended a subordinated loan facility (the "US$260 million Subordinated Loan") to HKTC in the amount of US$260 million. The US$260 million Subordinated Loan was drawn down by HKTC on 26 October 2001 and the proceeds thereof were used to permit HKTC to maintain its working capital and cash levels.

The obligations of HKTC to make payments of principal to PCCW under the US$260 million Subordinated Loan (including repayments or prepayments of principal) are currently (i) effectively subordinated to HKTC's obligations under the Term Loan Facility and (ii) conditional upon HKTC (a) having no further actual or contingent liability under the guarantee of the Yen Notes, the Guarantee, any Additional Indebtedness or any Additional Guarantees and (b) being reimbursed in full for all the amounts which it has duly paid in accordance with the guarantee of the Yen Notes, the Guarantee and any such Additional Guarantees. In addition, it is currently a term of the US$260 million Subordinated Loan that PCCW will not accelerate or demand payment of amounts due under the subordinated loan so long as the Notes, any such Additional Indebtedness or any such Additional Guarantees are outstanding.

Interest on the US$260 million Subordinated Loan is payable at LIBOR plus 2.0% or as otherwise agreed by PCCW and HKTC, provided that HKTC has agreed with the lenders under the Term Loan Facility that the interest rate applicable to such subordinated loan will not any time be greater than that payable on the Yen Notes, taking into account the costs of swapping the fixed rate of interest on the Yen Notes into a fixed and/or floating rate of interest and US dollars and/or Hong Kong dollars at prevailing market rates. The interest obligation on the subordinated loan (though not any prepayment or repayment of principal) is unsubordinated.

Results of Operations

During the six months ended 30 September 2001 and the years ended 31 March 1999, 2000 and 2001, HKTC continued to redirect its business investments and operations in response to the increasing liberalisation of Hong Kong's telecommunications market as well as rapidly changing technology. In anticipation of the significant changes in the operating environment, HKTC focused on rebalancing its business to reduce reliance on IDD services and focus on growth through investments in value-added services, data transmission and broadband access lines, and on implementing efficiency improvements to maintain its competitiveness.

The following table sets out the results for each of the years ended 31 March 1999, 2000 and 2001 and for each of the six months ended 30 September 2000 and 2001:

	Year ended 31 March				Six Months Ended 30 September		
	1999	2000	2001	2001	2000	2001	2001
					(unaudited)		
	(HK$ million)			(US$ million)	(HK$ million)		(US$ million)
Turnover:							
Local telephony services	6,198	6,777	7,320	939	3,658	3,972	509
Local data services	2,983	3,402	3,688	473	1,833	1,927	247
International telecommunications services	5,448	5,063	3,770	483	2,029	2,028	260
Other services	568	716	844	108	424	302	39
Total turnover	15,197	15,958	15,622	2,003	7,944	8,229	1,055
Operating Costs:							
Cost of services provided	(2,388)	(3,003)	(2,010)	(258)	(1,038)	(1,074)	(137)
Other costs	(5,901)	(5,962)	(6,543)	(839)	(2,916)	(3,032)	(389)
Total operating costs	(8,289)	(8,965)	(8,553)	(1,097)	(3,954)	(4,106)	(526)
Operating profit	6,908	6,993	7,069	906	3,990	4,123	529
Provisions against fixed assets...............	—	(3,823)	—	—	—	—	—
Finance costs	(5)	(5)	(360)	(46)	(16)	(980)	(126)
Other revenue	—	202	259	33	165	136	17
Profit before taxation....	6,903	3,367	6,968	893	4,139	3,279	420
Taxation	(780)	(1,030)	(1,089)	(140)	(615)	(631)	(81)
Profit for the period.....	6,123	2,337	5,879	753	3,524	2,648	339
Dividends	5,000	7,000	4,000	513	—	—	—
Operating margin[(1)]	45%	44%	45%	45%	50%	50%	50%
Adjusted EBITDA[(2)] ...	8,718	8,912	8,965	1,149	4,933	5,122	657
Adjusted EBITDA margin[(3)]	57%	56%	57%	57%	62%	62%	62%

(1) Operating margin equals operating profit as a percentage of turnover.

(2) Adjusted EBITDA represents profit for the year before interest, taxes, depreciation and amortisation (EBITDA) and before provisions against fixed assets. Adjusted EBITDA is not a Hong Kong GAAP or US GAAP measure. Adjusted EBITDA should not be construed as a substitute for operating profit, net income or cash flows from operating activities for purposes of analysing HKTC's operating performance, financial position and cash flows. Adjusted EBITDA and EBITDA of HKTC as described in this Offering Memorandum are not necessarily comparable with similarly titled measures for other companies.

(3) Adjusted EBITDA margin equals Adjusted EBITDA as a percentage of turnover.

Results of Operations for Six Months Ended 30 September 2001 and 30 September 2000

Turnover

Total turnover was HK$8,229 million during the six months ended 30 September 2001, as compared to HK$7,944 million during the six months ended 30 September 2000, representing an increase of approximately 4%. The increase in turnover resulted primarily from a 9% increase in local telephony services turnover and approximately 5% increase in local data services turnover. International telecommunications services turnover was substantially unchanged.

Local Telephony Services. Turnover from local telephony services consists of turnover from local exchange line services, rentals for integrated digital access ("IDA") lines, value-added services and interconnection fees for traffic carried for other local operators and service providers. Interconnection fees include fees for the delivery of traffic, as determined by OFTA, and fees for the physical interconnection of facilities, as determined under commercial agreements between HKTC and other local carriers or as determined by OFTA.

Turnover from local telephony services increased to HK$3,972 million during the six months ended 30 September 2001 from HK$3,658 million during the six months ended 30 September 2000, representing an increase of approximately 9%. This primarily reflected an increase in the residential exchange line tariff from HK$90.00 per month to HK$110.00 per month on 22 January 2001 and an increase in the business exchange line tariff from HK$108.80 per month to HK$128.80 per month on 22 January 2001.

The number of business exchange lines in service, inclusive of IDA lines, was approximately 1,557,000 as at 30 September 2000, decreasing to approximately 1,500,000 as at 30 September 2001. This represents a decrease of 4%. This resulted from a decline in the number of business direct exchange lines partly offset by an increase in the number of higher-value IDA lines, driven by a growing demand for direct interconnection with HKTC's network by businesses and other telecommunications operators and service providers. HKTC believes that the decline in the number of business direct exchange lines was primarily the result of the tariff increase and competition from other FTNS operators. The number of residential exchange lines in service decreased approximately 5% to approximately 2,054,000 at 30 September 2001 from approximately 2,171,000 at 30 September 2000. HKTC believes that the decrease resulted primarily from the tariff increases in January 2001 and the substitution effect of the increasing demand for broadband access lines and wireless telecommunications services.

Local Data Services. Turnover from local data services consists of turnover from the provision of data and network services and wholesale broadband access lines utilising HKTC's fibre optic network and digital subscriber line technology.

Turnover from local data services increased to HK$1,927 million during the six months ended 30 September 2001 from HK$1,833 million during the six months ended 30 September 2000, representing an increase of approximately 5%. This increase resulted from increased demand for high speed, high volume data transmission from mobile telephone operators, Internet service providers and for local area and wide area corporate networks together with a strong demand for wholesale broadband services.

International Telecommunications Services. Until January 2001, turnover from international telecommunications services consisted almost exclusively of turnover related to HKTC's retail outgoing IDD services and delivery fees for the origination and termination of international calls on HKTC's network. In February 2001, in connection with the formation of Reach, certain operations of HKTC and HKTI were reorganised. As a result, HKTC assumed responsibility for certain retail international data services and the associated turnover, and HKTI similarly assumed responsibility for certain wholesale IDD services and the associated turnover.

International telecommunications services turnover remained stable at HK$2,028 million during the six months ended 30 September 2001 compared to HK$2,029 million during the six months ended 30 September 2000. The retail IDD outgoing traffic decreased by approximately 7% and average retail IDD prices decreased by approximately 14% during the six months ended 30 September 2001 compared to the six months ended 30 September 2000. The decrease in outgoing traffic and prices resulted from intense price competition in the retail IDD market. The decrease in turnover was offset by the turnover attributable to six months of results for the retail data services businesses that were transferred to HKTC in February 2001, net of the turnover attributable to the results of the wholesale IDD contracts for which HKTI assumed responsibility.

On 1 July 2001, OFTA reduced the delivery fees applicable to certain types of international traffic originating and terminating on HKTC's network. HKTC does not believe that the reductions to delivery fees will have a material adverse effect on its business.

Delivery fee turnover continued to decrease during the six months ended 30 September 2001 as compared to the six months ended 30 September 2000 mainly due to the reduction of delivery fees on 1 July 2001 and as a result of the reclassification of certain non-China Category B routes to Category A routes. Delivery fees are significantly lower for Category A routes than for Category B routes. OFTA defines Category A routes as those routes for which there is demonstrable price competition for wholesale services. Category B routes are those routes which do not meet the conditions to be classified as Category A routes and include routes to countries where retail or wholesale competition is limited. The majority of HKTC's international traffic is now carried over Category A routes. See "Business of HKTC — Regulation."

Other Services. Turnover from other services consists primarily of turnover from call centre services and technical and maintenance services subcontracted to HKTC by affiliated companies. Turnover from other services decreased approximately 29% to HK$302 million during the six months ended 30 September 2001, as compared to HK$424 million for the same period in 2000. The decrease resulted primarily from the introduction of a do-it-yourself retail broadband access package, hence a reduction of broadband installation revenues from the affiliated company.

Operating Costs

Operating costs increased approximately 4% during the six months ended 30 September 2001 to HK$4,106 million, as compared to HK$3,954 million during the six months ended 30 September 2000. The increase was primarily attributable to the inclusion of costs relating to retail international data services revenue after HKTC assumed responsibility for such services in February 2001, and was partly offset by the reduction in wholesale IDD costs.

Cost of Services Provided. Cost of services provided consisted of disbursements, primarily to Reach and its affiliates, for wholesale international interconnection services, international private leased circuits ("IPLCs"), international data services, and certain costs related to promotional programmes. Cost of services provided were HK$1,074 million during the six months ended 30 September 2001, as compared to HK$1,038 million during the six months ended 30 September 2000, representing an increase of approximately 3%. The increase resulted primarily from the inclusion of costs relating to retail international data services and was partially offset by a substantial decrease in wholesale IDD costs largely due to a decrease in wholesale prices.

Other Costs. Other costs consist primarily of (i) salaries and related costs, (ii) depreciation, (iii) management fees paid to HKTC's parent relating to corporate overheads, (iv) rent, rates and utility expenses, and (v) certain other operating expenses, including repair and maintenance of the network and publicity and promotion. Other costs were HK$3,032 million during the six months ended 30 September 2001, compared to HK$2,916 million during the six months ended 30 September 2000, representing an increase of approximately 4%. The increase resulted primarily from increased management fees representing a higher allocation of corporate function costs payable to HKTC's parent.

Operating Margin

Operating margin remained stable at 50% for the six-month periods ended 30 September 2001 and 30 September 2000.

Taxation

The statutory profits tax rate applicable to companies in Hong Kong was 16% during each of the six months ended 30 September 2000 and 2001. HKTC's effective tax rate during the six months ended 30 September 2001 was approximately 19.2%, resulting in a tax charge of HK$631 million. HKTC's effective tax rate during the six months ended 30 September 2000 was approximately 14.9%, resulting in a tax charge of HK$615 million. The higher effective tax rate in the six months period ended 30 September 2001 resulted primarily from the fact that most of the interest due on its US$4,700 million Term Loan Facility and on that portion of the Notes due 2011 used to refinance a portion of that facility was not tax deductible. Under Hong Kong tax law, the deductibility of interest expense is dependent upon whether the borrowings are being used for operational purposes. The actual level of HKTC's effective tax rate will depend on a number of factors, principally including the interest rate on HKTC's debt and the remaining balance of the Term Loan Facility.

Profit for the Period

Profit for the period was HK$2,648 million during the six months ended 30 September 2001, as compared to HK$3,524 million during the six months ended 30 September 2000, representing a decrease of approximately 25%. The decrease in profit was mainly due to an increase in finance costs resulting from approximately six months of interest expense on HKTC's US$4,700 million Term Loan Facility.

Adjusted EBITDA

Adjusted EBITDA was HK$5,122 million during the six months ended 30 September 2001 as compared to HK$4,933 million during the six months ended 30 September 2000, representing an increase of approximately 4%. The Adjusted EBITDA margin was maintained at approximately 62% for the six months ended 30 September 2001 and 2000.

Results of Operations for the Years Ended 31 March 2001 and 31 March 2000

Turnover

Total turnover was HK$15,622 million during the year ended 31 March 2001, as compared to HK$15,958 million during the year ended 31 March 2000, representing a decrease of approximately 2%. The decline in turnover resulted primarily from a decrease of approximately 26% in international telecommunications services turnover, which was due primarily to losses in IDD market share and an approximately 38% reduction in the average retail IDD tariff resulting from the liberalisation of the international telecommunications markets.

Local Telephony Services. Turnover from local telephony services increased to HK$7,320 million during the year ended 31 March 2001 from HK$6,777 million during the year ended 31 March 2000, representing an increase of approximately 8%. This primarily reflected a full twelve months impact in the year ended 31 March 2001 of an increase in the residential exchange line tariff from HK$68.90 per month to HK$90.00 per month on 1 September 1999, together with two months impact of a further increase of this tariff to HK$110.00 per month on 22 January 2001. Turnover was also positively impacted by higher local interconnection turnover due to the growing capacity requirements of local mobile telephone operators and Internet service providers, and an increase in turnover from value-added services. The business exchange line tariff was increased from HK$108.80 per month to HK$128.80 per month on 22 January 2001.

The number of business exchange lines in service, inclusive of IDA lines, remained stable during the year at approximately 1,529,000 at 31 March 2001, as compared to approximately 1,532,000 at 31 March 2000. This resulted from a slight decline in the number of business direct exchange lines offset by an increase in the number of higher-value IDA lines, driven by a growing demand for direct interconnection with HKTC's network by businesses and other telecommunications operators and service providers. HKTC believes that the decline in the number of business direct exchange lines was primarily the result of the tariff increase and competition from other FTNS operators. The number of residential exchange lines in service decreased approximately 2% to approximately 2,123,000 at 31 March 2001 from approximately 2,172,000 at 31 March 2000. HKTC believes that the decrease resulted primarily from the tariff increases in September 1999 and January 2001 and the substitution effect of the increasing demand for broadband access lines and wireless telecommunications services.

Local Data Services. Turnover from local data services increased to HK$3,688 million during the year ended 31 March 2001 from HK$3,402 million during the year ended 31 March 2000, representing an increase of approximately 8%. This increase resulted from increased demand for high speed, high volume data transmission from mobile telephone operators, Internet service providers and for local area and wide area corporate networks. The number of wholesale broadband access lines leased increased by approximately 107% to approximately 296,000 at 31 March 2001 from approximately 143,000 at 31 March 2000 due to increased demand for high speed Internet access. The growth in turnover from wholesale broadband access services was slowed by a decline in the number of customers and lower prices for PCCW's iTV interactive television product, which utilises a premium high bandwidth broadband access service.

International Telecommunications Services. Until January 2001, turnover from international telecommunications services consisted almost exclusively of turnover related to HKTC's retail outgoing IDD services and delivery fees for the origination and termination of international calls on HKTC's network. In February 2001, in connection with the formation of Reach, certain operations of HKTC and HKTI were reorganised. As a result, HKTC assumed responsibility for certain retail international data services and the associated turnover, and HKTI similarly assumed responsibility for certain wholesale IDD services and the associated turnover.

International telecommunications services turnover decreased approximately 26% to HK$3,770 million during the year ended 31 March 2001 from HK$5,063 million during the year ended 31 March 2000, because while outgoing traffic on HKTC's network increased by approximately 5%, average retail IDD prices decreased by approximately 38% during the period. The decrease in prices resulted from intense price competition in the retail IDD market. The decrease in turnover was partially offset by the turnover attributable to two months of results for the retail data services businesses that were transferred to HKTC in February 2001, net of the turnover attributable to the results of the wholesale IDD contracts for which HKTI assumed responsibility.

On 1 July 2001, OFTA reduced the delivery fees applicable to certain types of international traffic originating and terminating on HKTC's network. HKTC does not believe that the reductions to delivery fees will have a material adverse effect on its business.

Delivery fee turnover decreased significantly during the year ended 31 March 2001 as a result of the reclassification of certain non-China Category B routes to Category A routes. Delivery fees are significantly lower for Category A routes than for Category B routes. OFTA defines Category A routes as those routes for which there is demonstrable price competition for wholesale services. Category B routes are those routes which do not meet the conditions to be classified as Category A routes and include routes to countries where retail or wholesale competition is limited. The majority of HKTC's international traffic is now carried over Category A routes. See "Business of HKTC — Regulation."

HKTC expects that competition in the retail IDD market will continue to be intense. Despite the competition, HKTC's market share of traffic on certain major routes, such as the United States, the United Kingdom, Australia and Canada, remained stable or improved slightly during the year. The recent reclassification by OFTA of certain routes as Category A routes, including mainland China and Philippines routes, and the waiver of HKTC's dominant status in respect of those routes, should enhance HKTC's ability to compete on those routes. The classification of those routes as competitive means that HKTC will no longer be subject to prior tariff approval from OFTA for outgoing traffic on these routes.

Other Services. Turnover from other services increased approximately 18% to HK$844 million during the year ended 31 March 2001, as compared to HK$716 million for the same period in 2000. The increase resulted primarily from an increase in turnover from sales commissions received for group sales from affiliated companies and retail shop management services provided to a subsidiary of RWC, a venture between PCCW and Telstra resulting from their February 2001 strategic alliance.

Operating Costs

Operating costs decreased approximately 5% during the year ended 31 March 2001 to HK$8,553 million, as compared to HK$8,965 million during the year ended 31 March 2000. The decrease was primarily attributable to a significant reduction in wholesale IDD costs due to a reduction in Hong Kong's international accounting rates, which more than offset increases in certain other operating costs.

Cost of Services Provided. Cost of services provided were HK$2,010 million during the year ended 31 March 2001, as compared to HK$3,003 million during the year ended 31 March 2000, representing a reduction of approximately 33%. The decline resulted primarily from a decrease of approximately 45% in wholesale IDD costs. HKTC believes that cost of services will be higher in future years reflecting HKTC's assumption of responsibility for certain retail international data services in February 2001. However, these higher costs should be offset in part by cost savings resulting from the termination of HKTC's responsibility for wholesale IDD services.

Other Costs. Other costs were HK$6,543 million during the year ended 31 March 2001, compared to HK$5,962 million during the year ended 31 March 2000, representing an increase of approximately 10%. The increase resulted primarily from increased spending on publicity, promotion and programme costs for IDD services, discretionary year-end bonuses paid to employees, costs related to voluntary early retirement and an increase in management fees representing an allocation of corporate function costs payable to HKTC's parent.

Operating Margin

Operating margin increased slightly to approximately 45% during the year ended 31 March 2001, from approximately 44% during the year ended 31 March 2000.

Taxation

The statutory profits tax rate applicable to companies in Hong Kong was 16% during each of the years ended 31 March 2000 and 2001. HKTC's effective tax rate during the year ended 31 March 2001 was approximately 15.6%, resulting in a tax charge of HK$1,089 million. HKTC's effective tax rate during the year ended 31 March 2000 was 30.6%, resulting in a tax charge of HK$1,030 million. The high effective tax rate in the year ended 31 March 2000 resulted primarily from the fact that the HK$3,823 million write-down of fixed assets during that year was not deductible for purposes of HKTC's profits tax liability. Computed on the basis of profit before taxation and before the fixed assets write-down, HKTC's effective tax rate would have been 14.3%.

HKTC anticipates that its effective tax rate for 2002 and subsequent years, although still low by international standards, could be higher than its effective tax rate in fiscal year 2001, because it expects that most of the interest due on its US$4,700 million Term Loan Facility and on that portion of any debt used to refinance a portion of that facility will not be tax deductible. Under Hong Kong tax law, the deductibility of interest expense is dependent upon whether the borrowings are being used for operational purposes. The actual level of HKTC's effective tax rate will depend on a number of factors, principally including the interest rate on HKTC's debt and the remaining balance of the Term Loan Facility.

Profit for the Year

Profit for the year was HK$5,879 million during the year ended 31 March 2001, as compared to HK$2,337 million during the year ended 31 March 2000, representing an increase of approximately 152%. The increase in profit was mainly due to a write-down of the carrying value of certain fixed assets in the amount of HK$3,823 million during the year ended 31 March 2000 that did not recur during the year ended 31 March 2001. This write-down related primarily to older generation circuit-switched telephone network assets and related equipment where the recoverable amount had declined below the carrying value on HKTC's books. Partially offsetting the positive effect of the absence of a fixed assets write-down in 2001 was an increase in finance costs resulting from approximately two months of interest expense on HKTC's US$4,700 million Term Loan Facility. HKTC expects that profit for the year ended 31 March 2002 will continue to be impacted by the interest expense arising from amounts outstanding under the US$4,700 million Term Loan Facility and any subsequent refinancings.

Adjusted EBITDA

Adjusted EBITDA was HK$8,965 million during the year ended 31 March 2001 as compared to HK$8,912 million during the year ended 31 March 2000, representing an increase of approximately 1%. The Adjusted EBITDA margin increased to approximately 57% in 2001 from approximately 56% in 2000.

Results of Operations for the Years Ended 31 March 2000 and 31 March 1999

Turnover

Total turnover was HK$15,958 million during the year ended 31 March 2000, as compared to HK$15,197 million during the year ended 31 March 1999, representing an increase of approximately 5%. The increase in turnover was mainly due to strong growth in turnover from local interconnection fees and local leased circuit data services, residential exchange line tariff increases that took effect on 1 September 1999, and growth in the number of broadband access lines leased.

Turnover was also impacted by HKT's revision of its method of allocating turnover for collections and payments for retail IDD calls relating to the "001" service within the HKT group of companies as a result of the regulatory and structural changes to the market for retail IDD services during the year ended 31 March 1999. As a result of the changes, HKTC's results of operations for the year ended 31 March 1999 reflect three months of increased turnover and increased costs as it accounted for gross collections less wholesale costs from 1 January 1999 for certain retail IDD traffic. In contrast, the year ended 31 March 2000 reflects twelve full months of such turnover and costs.

Local Telephony Services. Turnover from local telephony services increased to HK$6,777 million during the year ended 31 March 2000 from HK$6,198 million during the year ended 31 March 1999, representing an increase of approximately 9%. This primarily reflected the impact of an increase in residential exchange line tariffs from HK$68.90 to HK$90.00 per month, effective 1 September 1999, higher local interconnection turnover due to the growing capacity requirements of local mobile telephone operators and Internet service providers, and increased sales of value added services.

The number of business exchange lines in service, inclusive of IDA lines, increased during the year to approximately 1,532,000 at 31 March 2000, as compared to approximately 1,471,000 at 31 March 1999. The increase resulted primarily from an increase in the number of IDA lines, driven by a growing demand for interconnection services. The number of residential exchange lines in service increased approximately 0.6% to approximately 2,172,000 at 31 March 2000 from approximately 2,158,000 at 31 March 1999.

Local Data Services. Turnover from local data services increased to HK$3,402 million during the year ended 31 March 2000, from HK$2,983 million during the year ended 31 March 1999, representing an increase of approximately 14%. The increase primarily resulted from increased demand for high speed, high volume data transmission by mobile telephone operators, Internet service providers and local area and wide area corporate networks. The number of wholesale broadband access lines leased increased approximately 63% to 143,000 as of 31 March 2000, from 88,000 as of 31 March 1999 due primarily to increased demand for retail broadband Internet access services provided by an affiliate.

International Telecommunications Services. Turnover from international telecommunications services, which consisted primarily of collections for outgoing IDD services and delivery fees, decreased approximately 7% to HK$5,063 million during the year ended 31 March 2000, from HK$5,448 million during the year ended 31 March 1999. The decrease reflected a decrease in average retail IDD prices, as well as reduced IDD market share due to increasing competition related to market liberalisation from January 1999. Incoming traffic and delivery fees also decreased significantly as a result of the modified delivery fee structure and the commencement of ISR. In addition, results for the year ended 31 March 1999 reflected the fact that until August 1999 HKTC was deemed to be dominant for regulatory purposes and had less pricing flexibility than its competitors.

The decline in turnover was partially offset by the inclusion of a full twelve months of increased turnover in HKTC's results for the year ended 31 March 2000 as HKTC accounted for gross collections from 1 January 1999 for retail IDD traffic relating to the "001" service. In contrast, the year ended 31 March 1999 reflected only three months of such turnover. Previously, HKTC received only the delivery fees associated with its outgoing "001" traffic.

Other Services. Turnover from other services increased to HK$716 million during the year ended 31 March 2000, from HK$568 million for the same period in 1999, representing an increase of approximately

26% during the period. The increase resulted primarily from an increase in turnover from the provision of call centre services as a subcontractor for affiliated companies.

Operating Costs

Operating costs were HK$8,965 million during the year ended 31 March 2000, as compared to HK$8,289 million during the year ended 31 March 1999, representing an increase of approximately 8%. The increase was primarily due to an approximately 26% increase in the cost of services provided.

Cost of Services Provided. Cost of services provided was HK$3,003 million during the year ended 31 March 2000, as compared to HK$2,388 million during the year ended 31 March 1999, representing an increase of approximately 26%. The increase was primarily due to a full twelve months impact of increased costs as HKTC accounted for wholesale costs from 1 January 1999 for retail IDD traffic relating to the "001" service. This increase was partially offset by lower overall per minute wholesale international delivery costs due to reductions in Hong Kong's international accounting rates following the liberalisation of the international telecommunications market.

Other Costs. Other costs were HK$5,962 million during the year ended 31 March 2000, as compared to HK$5,901 million during the year ended 31 March 1999, representing an increase of approximately 1%. Small increases in property rent, rates and utilities, relating to an increase in Hong Kong government rates, and publicity and promotion costs, resulting from increased IDD services competition, were offset by decreased network repair and maintenance costs resulting from efficiency improvements.

Operating Margin

Operating margin was approximately 45% during the year ended 31 March 1999 and 44% during the year ended 31 March 2000.

Taxation

The statutory profits tax rate applicable to companies in Hong Kong during the years ended 31 March 1999 and 2000 was 16%. HKTC's effective tax rate during the year ended 31 March 2000 was 30.6%, resulting in a tax charge of HK$1,030 million. The high effective tax rate during the year ended 31 March 2000 resulted primarily from the fact that the HK$3,823 million write-down of fixed assets was not deductible for purposes of HKTC's profits tax liability. Computed on the basis of profit before taxation and before the fixed assets write-down, HKTC's effective tax rate would have been 14.3%. During the year ended 31 March 1999, HKTC's provision for taxes was reduced by a one-time tax rebate of 10% of the tax paid for the assessment year ended 31 March 1998. As a result, HKTC's effective tax rate for the year ended 31 March 1999 was 11.3%, resulting in a tax charge of HK$780 million.

Profit for the Year

Profit for the year was HK$2,337 million during the year ended 31 March 2000, as compared to HK$6,123 million during the year ended 31 March 1999, representing a decrease of approximately 62%. The decrease in profit reflected a write-down of the carrying value of certain fixed assets in the amount of HK$3,823 million during the year ended 31 March 2000.

Adjusted EBITDA

Adjusted EBITDA was HK$8,912 million during the year ended 31 March 2000, as compared to HK$8,718 million during the year ended 31 March 1999, representing an increase of approximately 2%. The Adjusted EBITDA margin decreased to approximately 56% during the year ended 31 March 2000, from approximately 57% during the year ended 31 March 1999.

Liquidity and Capital Resources

HKTC's principal source of funds has been cash flows from operations. Net cash inflow from operating activities for the years ended 31 March 1999, 2000 and 2001 amounted to HK$9,866 million, HK$15,656 million and HK$5,896 million, respectively. The increase in cash from operating activities during the year ended 31 March 2000 resulted primarily from a significant reduction in trade and other receivables (amount due from holding companies and fellow subsidiaries) due to two factors. First, HKTC's indirect parent, HKT, made a payment to HKTC that reduced trade and other receivables (amount due from holding companies and fellow subsidiaries) which was funded from the proceeds of a larger than customary dividend payment by HKTC in the year ended 31 March 2000 than in prior or subsequent years. Secondly, HKT implemented a cash management agency agreement with HKTC pursuant to which HKT undertook to manage HKTC's cash. This agreement resulted in a portion of the amounts previously classified as trade and other receivables (amount due from holding companies and fellow subsidiaries) being reclassified as cash and cash equivalents of HKTC as at 31 March 2000. The decrease in cash from operating activities during the year ended 31 March 2001 resulted primarily from an increase in amounts due from holding companies and fellow subsidiaries as at 31 March 2001 because HKTC made certain advances to its parent in lieu of dividends. Dividends and advances to its parent were restricted by the Term Loan Facility after it came into effect.

As of 31 March 2001, HKTC had cash balances of HK$1,587 million and no short-term debt. As of 30 September 2001, HKTC had cash balances of HK$5,016 million and no short-term debt. As of 31 December 2001, HKTC had committed unutilised working capital facilities totalling HK$1,900 million.

HKTC's principal uses of funds during the years ended 31 March 1999, 2000 and 2001 included capital expenditures related to the construction, maintenance and upgrading of its network and the payment of dividends to its parent companies of HK$6,091 million, HK$8,500 million and HK$4,000 million. HKTC's dividend policy is based on an annual assessment of its financing needs, capital expenditure requirements and working capital requirements, as well as those of the PCCW Group.

In addition, at 31 March 2001, HKTC had advanced approximately US$4,700 million relating to the proceeds of the Term Loan Facility and approximately US$554 million in other advances to its parent companies, in part to repay indebtedness incurred in connection with PCCW's acquisition of HKT. HKTC anticipates that it will need to dedicate additional cash resources to the payment of interest on the US$4,700 million Term Loan Facility and any subsequent refinancings. The advances, which appear as assets on HKTC's balance sheet at 31 March 2001, are largely non-interest-bearing and unsecured. HKTC's ability to recover these assets is largely dependent on the ability of HKTC's parent companies to realise their other assets or to repay the advances out of their cash flow.

HKTC entered into its Term Loan Facility on 19 January 2001 and drew down approximately US$4,700 million on 6 February 2001. The proceeds of the draw down were advanced to an indirect wholly-owned subsidiary of PCCW for the purpose of allowing it to repay short-term borrowings incurred in connection with its acquisition of HKT in August 2000. The advances are unsecured and bear no fixed terms of repayment. The advances are non-interest bearing except for US$342 million, which bears interest at LIBOR plus 1.45% per annum. All obligations under the Term Loan Facility are borne entirely by HKTC. The Term Loan Facility consists of three tranches that are each divided into US dollar-denominated and Hong Kong dollar-denominated portions. Tranche A of the Term Loan Facility was fully prepaid on 10 December 2001. Tranche B matures on 6 February 2006 and consists of a facility of approximately HK$9,824 million and US$1,041 million, of which HK$8,502 million and US$901 million is outstanding after giving effect to the prepayment made on 31 December 2001. Interest on the Tranche B facility is calculated at HIBOR plus 1.25% per annum for the Hong Kong dollar-denominated portion and LIBOR plus 1.15% per annum for the US dollar-denominated portion. Tranche C matures on 6 February 2008 and consists of a facility of approximately HK$3,473 million and US$455 million. Interest on the Tranche C facility is calculated at HIBOR plus 1.55% per annum for the Hong Kong dollar-denominated portion and LIBOR plus 1.45% per annum for the US dollar-denominated portion. See "— Overview — Recent Financings and Prepayment of Term Loan Facility."

On or prior to the Closing Date, PCCW will extend the Subordinated Loan to HKTC in the amount of US$450 million. The Subordinated Loan will be drawn down by HKTC within three business days of the Closing Date and the proceeds thereof will be used by HKTC to fund its working capital and capital expenditure needs, and/or to prepay amounts outstanding under the Term Loan Facility. For a summary of certain provisions in respect of the Subordinated Loan, see "— Overview — Recent Financings and Prepayment of Term Loan Facility" above.

In connection with its strategic alliance with Telstra, PCCW issued a US$750 million Variable Coupon Secured Subordinated Convertible Bond due in 2007 (the "Subordinated Bond") to Telstra on 7 February 2001. The Subordinated Bond initially bears interest at 5% per annum which will step up to 7% per annum in 2005. The Subordinated Bond is initially secured with 50% of PCCW's interest in Reach, which may be adjusted in accordance with the terms of the security. In addition, HKTC provided a subordinated guarantee (the "Subordinated Guarantee") of the due and punctual payment of PCCW's liabilities under the Subordinated Bond in favour of Telstra and/or any member of the Telstra group entitled to any debt obligation under the Subordinated Bond (the "Beneficiary").

Under the Subordinated Guarantee, HKTC has agreed with the Beneficiary that its obligations thereunder are subordinated to all unsubordinated payment obligations of HKTC and that, if and to the extent that any payment obligation of HKTC of whatever nature arises under the Subordinated Guarantee, the claims of the Beneficiary in respect of such payment obligation shall, in the event of the bankruptcy, dissolution, liquidation or winding up of HKTC, be paid only after the satisfaction of all unsubordinated creditors of HKTC. The Subordinated Guarantee provides that in the circumstances described in paragraphs (a) and (b) below, the rights of the Beneficiary to take steps against HKTC under the Subordinated Guarantee for the recovery of sums are restricted:

(a) for so long as the Senior Debt (being all present and future sums, liabilities or obligations from time to time due, owing or incurred (actually or contingently) by HKTC to any creditor except for the Beneficiary (in its capacity as a beneficiary under the Subordinated Guarantee) or any other holders of subordinated debt of HKTC ranking either pari passu with the Subordinated Guarantee or subordinated to the Subordinated Guarantee), and the obligations of HKTC thereunder remain and continue, the Beneficiary shall not, among other things, accelerate, demand or enforce any principal, interest or other sums due in respect of the Subordinated Guarantee or exercise any other rights in respect of the Subordinated Guarantee, petition for, or initiate or take any action or steps whatsoever for, or which may lead to, the administration, winding up, reorganisation, insolvency or dissolution of HKTC or commence any legal action against HKTC in respect of its obligations under the Subordinated Guarantee, provided that this provision shall not apply in respect of any claim which the Beneficiary may be entitled to make pursuant to the occurrence of Refinancing Acceleration (as described in paragraph (b) below); and

(b) as a separate and independent subordinated obligation, HKTC has agreed that, upon written demand from the Beneficiary after the expiry of 90 days from the occurrence of Refinancing Acceleration (the outstanding principal amount at that time under the Term Loan Facility (see "Business — Business of HKTC — Summary of the Term Loan Facility"), or any facility agreement entered into for the purpose of refinancing the principal amount of such debt, or the outstanding portion thereof (including the Term Loan Facility, a Refinancing Agreement) being declared immediately due and payable by the lenders thereunder prior to its stated maturity by reason of an event of default thereunder) the Bond Payment Amount (being the amount as at the date of demand by the Beneficiary (Acceleration Date) which would then be payable to the Beneficiary under the Bond if an event of default occurred thereunder, on the Acceleration Date) shall be payable by HKTC provided that (i) the relevant event of default under the Refinancing Agreement which resulted in the Refinancing Acceleration remains continuing as at the Acceleration Date and has not been waived or remedied; and (ii) no agreement for the waiver of such event of default or consent under, or amendment to, the Refinancing Agreement to remedy the same, has been made (or agreed) as at the Acceleration Date. The Subordinated Guarantee provides that if, and for so long as no action has been taken by any of the lenders in respect of the Refinancing Agreement (or the principal sums due thereunder) other than the demand for payment of the amounts due thereunder by reason of an event of default thereunder, the Beneficiary shall not, among other things, accelerate, demand or enforce any principal, interest or other sums due in respect of the Subordinated Guarantee, petition for, or initiate or take any action or steps whatsoever for, or which may lead to, the administration, winding up, reorganisation, insolvency or dissolution of HKTC or commence any legal action against HKTC in respect of its obligations under the Subordinated Guarantee.

The Guarantee would be considered unsubordinated payment obligations and Senior Debt as such terms are used in the Subordinated Guarantee. Under the terms of the Subordinated Guarantee, HKTC is not obligated to make any payment to any Beneficiary while any unsubordinated payment obligations of HKTC remain and continue.

PCCW's treasury department manages HKTC's overall treasury and funding policy. While cash is held in HKTC's accounts, PCCW's treasury department is responsible for the cash management for HKTC. Working capital arrangements with approved banks are monitored at the PCCW level. Long-term and short-term borrowing requirements are monitored and loan agreements are negotiated and finalised at the PCCW level.

Capital Expenditure

The following table summarises HKTC's capital expenditure for each year of the three years ended 31 March 1999, 2000 and 2001 and the six months ended 30 September 2001:

	Year Ended 31 March				Six Months Ended 30 September	
	1999	2000	2001	2001	2001	2001
	HK$	HK$	HK$	US$	HK$	US$
		(in millions)			(in millions) (unaudited)	
Leasehold land and buildings	9	—	—	—	—	—
Exchange equipment	1,124	505	434	56	87	11
Transmission plant	833	378	405	52	100	13
Other plant and equipment	246	383	183	23	47	6
Projects under construction	724	996	1,194	153	504	65
Total	2,936	2,262	2,216	284	738	95

HKTC has substantially completed the expansion of its digital network and broadband core infrastructure. It has also established several new telephone exchange buildings in newly developed towns. In addition, HKTC has modernised its fully digital voice and data networks to support Internet Protocol ("IP") and non-IP based services in preparation for the development and roll-out of sophisticated value-added services and products. Significant investments have also been made to build additional interconnection capacity to meet the rapidly growing demand for mobile service interconnection. HKTC's major capital expenditure for investments in the coming years will mainly be driven by demand for the installation of local broadband access lines, and ongoing maintenance of its network integrity, until development plans are finalised for the migration to an integrated IP multi-services platform utilising the installed broadband infrastructure. Since significant investments have already been made, HKTC expects its capital expenditure to be lower in 2002 and 2003, as compared to 2001.

HKTC expects to finance its capital expenditures from cash on hand, cash generated internally and, to the extent permitted under the terms of the Bonds and HKTC's other existing indebtedness, external borrowings.

Inflation/Deflation

Over the last several years Hong Kong has experienced an economic downturn and significant asset deflation. Although the Hong Kong economy is slowly recovering, it has been experiencing general price deflation over the past two years. However, HKTC does not believe that mild inflation or deflation in Hong Kong has had or will have any material impact on its business. The annual inflation/deflation rate in Hong Kong was approximately 2.6%, -4.0% and -3.8% for the years ended December 1998, 1999 and 2000, respectively.

Market Risk

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. Foreign currency and interest rate exposures are monitored and managed at the PCCW level by PCCW's Treasury Department. PCCW continues to manage the market risk directly relating to its and HKTC's operations and financing. PCCW does not undertake any speculative derivative trading activities. The directors of PCCW determine the appropriate hedging activities undertaken with the aim of prudently managing the market risk associated with transactions undertaken in the normal course of its business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the directors of PCCW, which are reviewed on a regular basis.

In the normal course of business, PCCW enters into forward contracts in order to limit HKTC's exposure to adverse fluctuations in foreign currency exchange rates. These instruments are executed with creditworthy financial institutions, and all foreign currency contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact HKTC's financial results. Costs associated with entering into such contracts are not material to HKTC's financial results.

Recent Accounting Pronouncements

In February 2000, the Hong Kong Society of Accountants ("HKSA") issued Statement of Standard Accounting Practice 14 "Leases" — revised ("SSAP 14 (revised)"). SSAP 14 (revised) is effective for accounting periods beginning on or after 1 July 2000 and is therefore required to be adopted by HKTC for the year ending 31 March 2002. SSAP 14 (revised) introduces changes to the way in which finance leases and operating leases are distinguished, the basis for recognising finance income for lessors under finance leases and disclosure requirements for both lessors and lessees. SSAP 14 (revised) is not expected to have a significant effect on HKTC's financial statements.

In February 2000, the HKSA also issued SSAP 26 "Segmental Reporting" ("SSAP 26"). SSAP 26 is effective for accounting periods beginning on or after 1 January 2001 and is therefore required to be adopted by HKTC for the year ending 31 March 2002. SSAP 26 requires certain disclosures regarding a company's business and geographical segments. As SSAP 26 is applicable to companies whose equity or debt securities are listed or are in the process of being listed, the potential issue of the Bonds will require HKTC to adopt SSAP 26. The adoption of SSAP 26 is not expected to have a significant effect on HKTC's financial statements.

In January 2001, the HKSA issued the following Statements of Standard Accounting Practice ("SSAPs"):

- SSAP 9 "Events after the balance sheet date" (revised);
- SSAP 28 "Provisions, contingent liabilities and contingent assets";
- SSAP 29 "Intangible assets";
- SSAP 30 "Business combinations";
- SSAP 31 "Impairment of assets"; and
- SSAP 32 "Consolidated financial statements and accounting for investments in subsidiaries".

The above SSAPs are effective for accounting periods beginning on or after 1 January 2001 and are therefore required to be adopted by HKTC for the year ending 31 March 2002.

SSAP 9 (revised) introduces significant changes to when dividends are recognised in the financial statements. Dividends proposed, approved or declared after the balance sheet date are required to be recorded in the period in which they are proposed, approved or declared under SSAP 9 (revised). Previously dividends proposed, approved or declared after the balance sheet date are recorded in the period to which they relate. The adoption of SSAP 9 (revised) may have an impact on HKTC's financial statements depending on when dividends are proposed, approved or declared.

SSAP 28 clarifies the rules on when and how to recognise provisions, contingent liabilities and contingent assets and requires far greater disclosure than previously required. The adoption of SSAP 28 is not expected to have a significant effect on HKTC's financial statements.

SSAP 29 prescribes accounting principles for the recognition of intangible assets not dealt with under other SSAPs. SSAP 29 requires acquired intangible assets to be recognised and amortised in financial statements to the extent that they are identifiable, controllable and future economic benefits can be foreseen. The adoption of SSAP 29 is not expected to have a significant effect on HKTC's financial statements.

SSAP 30 introduces certain fundamental changes relating to accounting for the acquisition of net assets and operations of another enterprise and eliminates the previously allowed practice of charging goodwill directly to reserves. SSAP 30 is not expected to have a significant effect on HKTC's financial statements.

SSAP 31 prescribes the accounting and disclosure for the impairment of assets and applies to property, plant and equipment other than investment properties, goodwill, intangible assets, and investments in subsidiaries, associates and joint ventures. Although the principle of reducing carrying values if assets were impaired was generally accepted, SSAP 31 sets out a new methodology to be adopted consistently across the balance sheet for the non-current assets set out above for identifying if an asset is impaired and if so, by how much its carrying value should be reduced. The adoption of SSAP 31 is not expected to have a significant effect on HKTC's financial statements.

SSAP 32 replaces the existing SSAP 7 (Group accounts) and introduces certain changes including the requirement for enterprises to use a wider control-based definition of a subsidiary, as compared to the Hong Kong Companies Ordinances in determining whether a parent-subsidiary relationship exists. The adoption of SSAP 32 is not expected to have a significant effect on HKTC's financial statements.

In October 2001, the HKSA issued SSAP 33 "Discontinuing operations" ("SSAP 33"). SSAP 33 is effective for accounting periods beginning on or after 1 January 2002 and is therefore required to be adopted by HKTC for the year ending 31 March 2003. SSAP 33 establishes a basis for segregating information about a major operation that an enterprise is discontinuing from, information about its continuing operations and specifies minimum disclosures about a discontinuing operation. It does not establish any new principles for deciding when and how to recognise and measure the income, expenses, cash flows and changes in assets and liabilities relating to a discontinuing operation. The adoption of SSAP 33 is not expected to have a significant effect on HKTC's financial statements.

In December 2001, the HKSA issued the following SSAPs:

- SSAP 1 "Presentation of financial statements" (revised);
- SSAP 15 "Cash flow statements" (revised); and
- SSAP 34 "Employee benefits".

The above SSAPs are effective for accounting periods beginning on or after 1 January 2002 and are therefore required to be adopted by HKTC for the year ending 31 March 2003.

SSAP 1 (revised) requires companies to prepare a statement of changes in equity or a statement of recognised gains and losses. It does not establish any new principles for deciding when and how to recognise and measure changes in equity. The adoption of SSAP 1 (revised) is not expected to have a significant effect on HKTC's financial statements.

SSAP 15 (revised) classifies cash flows under three headings: 'cash flows from operating activities', 'cash flows from investing activities' and 'cash flows from financing activities'. It also requires interest and dividends to be classified on a consistent basis under the three new headings. It does not establish any new principles for deciding when and how to recognise and measure cash flows. The adoption of SSAP 15 (revised) will only effect the way in which cash flow information is disclosed in HKTC's financial statements.

SSAP 34 requires companies to recognise: (a) a liability when an employee has provided services in exchange for employee benefits to be paid in future; and (b) an expense when a company consumes the economic benefit arising from the service provided by an employee in exchange for employee benefits. The adoption of the SSAP 34 may have an impact on HKTC's financial statements.

Results of Operations for the Six Months Ended 30 June 2001

	Six Months Ended 30 June 2001 (HK$ million except for earnings per share) (unaudited)
Turnover	11,312
Operating profit before net gain on investments	2,623
Gains on investments, net	247
Profit from operations	2,870
Finance costs, net	(1,769)
Share of results of jointly controlled companies	290
Share of results of associates	91
Share of results of unconsolidated subsidiaries	152
Profit before taxation	1,634
Taxation	(752)
Profit after taxation	882
Minority interests	53
Profit for the period attributable to shareholders	935
Earnings per share	
— basic	4.22 cents
— diluted	4.05 cents
Group EBITDA *	3,911

* Please refer to Note 8 of the Interim Financial Statements of PCCW set out elsewhere in this Offering Memorandum.

Overview

The consolidated turnover of the PCCW Group for the six months ended 30 June 2001 was HK$11,312 million and profit attributable to shareholders was HK$935 million. The results reflect the substantial change in the PCCW Group's business following its acquisition of HKT on 17 August 2000. The substantial change in PCCW Group's business following its acquisition of HKT makes the year-to-year comparison for the interim period of limited relevance.

The management has focused on establishing a solid operational and financial platform for future growth and restructured the PCCW Group's operations into the following major lines of business: Telecommunications (including eSolutions and Internet Data Centres), Internet Services, Infrastructure and Others (including Pacific Century CyberWorks Japan Co., Ltd. ("PCCW Japan") and CyberWorks Ventures). Key to the new structure was the completion in February 2001 of the formation of a strategic alliance with Telstra, creating a scalable platform for PCCW's international and mobile assets. During the period under review the PCCW Group also successfully completed refinancing arrangements to replace the balance of the outstanding bridge loan drawn in August 2000 to finance the cash consideration for the acquisition of HKT.

The PCCW Group's restructured business was underpinned by strong cash flow generation and a solid Group EBITDA margin of approximately 35% for the six months ended 30 June 2001. The major contributor of revenue and Group EBITDA was the core telecommunications business. At the same time eSolutions and

Internet Data Centres revenues grew steadily, enhancing the PCCW Group's proportion of revenues coming from value added services, whilst management contained investment in Internet Services. In addition to its Telecommunications and Internet Services lines of business, the PCCW Group continues to be involved in selected property developments in Hong Kong and mainland China which have now been fully integrated with the property portfolio acquired upon the acquisition of HKT.

Mergers and Acquisitions

In February 2001, the PCCW Group completed the formation of a strategic alliance with Telstra (see "Business — Business of PCCW"). The performance of the principal ventures under such alliance is described below.

In March 2001, the PCCW Group completed the acquisition of 100% of Telecommunications Technology Investments Limited (formerly called Hutchison Telecommunications Technology Investments Limited) ("TTIL") together with a shareholders' loan of approximately HK$546 million for an aggregate consideration of approximately HK$803 million. The consideration was satisfied by the issue of 183,634,285 ordinary shares of PCCW at a price of HK$4.375 per share. Also in March 2001, the PCCW Group acquired the remaining 49% interest in PCCW Directories Limited (formerly known as Telecom Directories Limited) that it did not already own for a cash consideration of approximately HK$311 million. In April 2001, PCCW's publicly listed Japanese subsidiary, PCCW Japan, acquired the VR-1 Entertainment division from Circadence Corporation in an all-stock transaction valued at approximately HK$296 million.

During the period under review, the 40% minority shareholder of PCC Holdings Ltd. ("PCCH"), a subsidiary of PCCW, converted part of its interest in PCCH into ordinary shares of PCCW in accordance with an option granted in September 1999. PCCW issued a total of 486,390,000 ordinary shares to the minority shareholder, of which 77,800,000 ordinary shares were issued subsequent to the period end.

Turnover

The consolidated turnover of the PCCW Group for the six months ended 30 June 2001 was HK$11,312 million.

Telecommunications turnover of HK$10,969 million for the six months ended 30 June 2001 comprises revenues from PCCW's core telecommunications services, eSolutions and Internet Data Centres services units. This was the PCCW Group's most profitable business unit with EBITDA of HK$5,136 million for the six months ended 30 June 2001.

Core telecommunications services turnover for the six months ended 30 June 2001 was HK$9,982 million, comprising local telephone services revenue of HK$3,978 million, local data services revenue of HK$1,865 million, retail international services revenue of HK$2,010 million, and equipment sales and rental, call centre services, and technical services revenue of HK$2,129 million.

The mix of telecommunication services revenues continued to change due to tariff increases and as a result of continued growth in data-related products and services. Revenue from retail international voice services represented only 12% of core telecommunications services revenues for the period, highlighting the successful rebalancing of telecommunications services revenues from the previous reliance on international voice services.

eSolutions revenue for the six months ended 30 June 2001 was HK$922 million. PCCW continued the expansion of its eSolutions client portfolio, particularly in the public and finance sectors, with external customers contributing 69% of turnover for the period ended 30 June 2001. eSolutions performs a critical role in PCCW Group's value proposition by offering total information technology ("IT") solutions to enterprise customers, leveraging on the convergence of telecommunications connectivity and IT. This business unit focuses on providing integrated solutions for companies undergoing total IT system transformation. It has firmly established its foothold to supply systems integration, applications management and eCommerce solutions.

Internet Data Centres revenue for the six months ended 30 June 2001 was HK$65 million, with an increasing proportion derived from its complex hosting services. Branded as PowerB@se in Hong Kong, this unit delivers a key component of PCCW's total enterprise solutions comprising connectivity, systems integration and hosting services.

Internet Services revenue was HK$649 million for the six months ended 30 June 2001. PCCW maintains its leading market position in the consumer broadband access market in Hong Kong with 249,000 customers.

Infrastructure revenue was HK$721 million for the six months ended 30 June 2001, derived from the PCCW Group's investment properties in Hong Kong and mainland China and Cyberport project fees.

Others and Eliminations

Other turnover of HK$263 million includes revenues from PCCW Japan, CyberWorks Ventures and the PCCW Group's greater China businesses, net of the costs associated with corporate functions. Eliminations of HK$1,290 million predominantly relate to internal charges for wholesale communications, computer and customer support services between the PCCW Group's business units.

Telstra Ventures

Revenues from Reach and RWC (see "Business — Business of PCCW") are not consolidated in the PCCW Group's turnover. Reach generated HK$4,823 million in revenues and HK$1,514 million in EBITDA for the five months ended 30 June 2001, following its formation in February 2001. RWC generated revenues of HK$1,973 million and EBITDA of HK$553 million for the same period. The PCCW Group holds a 50% interest in Reach and a 40% interest in RWC, with Telstra holding the respective remaining interests.

Net Gains on Investments

Net gains on investments for the six months ended 30 June 2001 of HK$247 million included: (a) net unrealised losses on investments of HK$149 million; (b) net realised gains from disposal of investments in subsidiaries, jointly controlled companies and associates and other investments of HK$334 million; (c) provision for other than temporary decline in value of investment securities of HK$173 million; and (d) one-off dividend income of HK$125 million, representing 60% share of profit of the PCCW Group's wireless communications business before 1 February 2001, when the Telstra ventures were formed.

Net Finance Costs

Net finance costs for the six months ended 30 June 2001 of HK$1,769 million included interest expenses on the outstanding portion of a bridge loan drawn to fund the acquisition of HKT in August 2000. This facility had been repaid in full and refinanced by February 2001. The balance also includes interest expenses on the Term Loan Facility and on a total of US$1,850 million convertible bonds. Financing costs related to the Term Loan Facility are amortised over the loan term (see also "Liquidity and Capital Resources" below). The PCCW Group has benefited from the low interest rate environment during the period.

Share of Results of Jointly Controlled Companies

Share of results of jointly controlled companies for the six months ended 30 June 2001 of HK$290 million comprises the PCCW Group's 50% share of profit from Reach for the 5-month period from 1 February 2001 to 30 June 2001 of HK$402 million, net of the PCCW Group's share of losses of other jointly controlled companies for the six months ended 30 June 2001.

Share of Results of Associates

Share of results of associates for the six months ended 30 June 2001 of HK$91 million comprises the PCCW Group's 40% share of profit from RWC for the 5-month period from 1 February 2001 to 30 June 2001 of HK$134 million, net of the PCCW Group's share of losses of other associates for the six months ended 30 June 2001.

Share of Results of Unconsolidated Subsidiaries

Share of results of unconsolidated subsidiaries for the six months ended 30 June 2001 of HK$152 million includes the PCCW Group's 40% share of profit from the CSL (defined below) wireless communications business of HK$28 million and the PCCW Group's 100% share of profit from the PCCW Group's Internet Protocol Backbone business for the month of January 2001 of HK$124 million, prior to the formation of the Telstra ventures.

Taxation

The statutory profits tax rate applicable to companies in Hong Kong was 16% during the six months ended 30 June 2001. PCCW's consolidated effective tax rate during the six months ended 30 June 2001 was approximately 46%, resulting in a tax charge of HK$752 million. The high effective tax rate in the six months period ended 30 June 2001 resulted primarily from the fact that most of the interest due on its Term Loan Facility and on that portion of the Notes due 2011 used to refinance a portion of that facility was not tax deductible and there is no group loss relief. Under Hong Kong tax law, the deductibility of interest expense is dependent upon whether the borrowings are being used for operational purposes.

Results of operations for the 12 months ended 31 December 2000 and 31 December 1999

Highlights of Consolidated Results

The consolidated financial results for the year to 31 December 2000 include 12 months results of the original PCCW business and only 4½ months of HKT revenues. The substantial year-on-year changes in turnover and profitability in this reporting period reflect the substantial change in PCCW Group's business following its acquisition of HKT on 17 August 2000.

	12 Months ended 31 December[1]	**12 Months ended 31 December**
Summary of Audited Consolidated Results	**2000**	**1999**
Year ended 31 December	**HK$ million[2]**	**HK$ million[2]**
Turnover	7,291	152
Operating profit/(loss)	520	(293)
(Losses)/Gains on investments, net	(4,887)	574
Provisions for impairment losses[(3)]	(312)	—
(Loss)/Profit from operations[(3)]	(4,679)	281
Finance (costs)/income, net	(2,356)	56
Gain on disposal of discontinued operations	—	21
Share of results of jointly controlled companies	(100)	—
Share of results of associated companies	(63)	(5)
Share of profits of unconsolidated subsidiaries	790	—
(Loss)/Profit before taxation[(3)]	(6,408)	353
Taxation	(522)	(7)

Summary of Audited Consolidated Results Year ended 31 December	12 Months ended 31 December[1] 2000 HK$ million[2]	12 Months ended 31 December 1999 HK$ million[2]
(Loss)/Profit after taxation[(3)]	(6,930)	346
Minority interests	23	1
(Loss)/Profit for the year and attributable to shareholders[(3)]	(6,907)	347
(Loss)/Earnings per share[(3)]	(47.54) cents	9.99 cents

1 Does not include financial information for HKT prior to 17 August 2000.

2 Except per share data

3 Following the adoption of a number of new SSAPs, in 2001, certain figures in the financial statement for the year ended 31 December 2000 will be restated. These restatements as referred to in Note 37 to the Audited Financial Statements of PCCW for the year ended 31 December 2000 and Note 16 to the unaudited Interim Financial Statements of PCCW for the six months ended 30 June 2001, included elsewhere in this Offering Memorandum, have not been made to these figures.

PCCW's consolidated revenues increased from HK$152 million for the year ended 31 December 1999 to HK$7,291 million for the year ended 31 December 2000. This included 4½ months of the HKT group's results but does not include the revenues of the HKT group's IP Backbone business and its Hong Kong wireless communications business which results are included in share of profits of unconsolidated subsidiaries.

The losses attributable to shareholders for the financial year include certain non-recurring items, including the unrealised losses and impairment provisions relating to the decline in value of certain of PCCW's investment securities, as well as the costs associated with the short term financing facility arranged for the acquisition of HKT.

On a consolidated basis before investment losses and the provision for impairment losses, PCCW generated operating profits of HK$520 million for the year ended 31 December 2000, compared to a loss of HK$293 million in 1999.

Unrealised Losses and Provisions for Investments

PCCW conducted a thorough review of its investment portfolio, which consolidated that of PCCW and HKT following the acquisition in August 2000. Taking a prudent approach, to reflect current market conditions, the losses on investments for the year ended 31 December 2000 include a substantial provision for a decline in the value of certain of PCCW's investment securities that PCCW believes was other than temporary. The provision for other than temporary decline in value of investment securities amounts to approximately HK$3,911 million. In addition, PCCW recognised unrealised losses of approximately HK$1,076 million in respect of other investments which were marked-to-market at the period end. This compares with net gains of HK$537 million in 1999. Other net realised gains from disposals of investments amounts to approximately HK$231 million, compared to a net gain of HK$37 million in 1999.

Taxation

Despite PCCW's overall loss before taxation, its total tax expenses increased from HK$7 million for the year ended 31 December 1999 to HK$522 million for the year ended 31 December 2000. This increase primarily reflects the inclusion of HKT's operations from 17 August 2000 and an inability to recognise tax benefits from PCCW's investment losses.

Results of operations for the 12 months ended 31 December 1999 and 31 December 1998

Financial Highlights	1999	1998
	HK$ millions	**HK$ millions**
Turnover		
Continuing operations		
Sales of customer premises equipment and provision of related maintenance services	112	107
Rental Income	18	1
Commission income and others	1	7
Discontinued operations		
Sales of infrastructure communications systems	21	170
Total turnover	152	285
Investment Income	574	—
Other Income (expenses)	74	(2)
General and administrative expenses	(377)	(149)
Finance costs	(21)	(12)
Gain on disposal of discontinued operations	21	—
Share of results of associates	(5)	1
Profit/(Loss) from ordinary activities before Tax	352	(62)
Taxation	(7)	(2)
Profit/(Loss) from ordinary activities after Tax	345	(64)
Minority interests	2	2
Profit/(Loss) after Tax and Minority Interests	347	(62)
Per Share Data		
Earnings/(Loss) per share — basic (HK cents)	9.99	(13.44)
Earnings per share — diluted (HK cents)	7.05	N/A

The PCCW Group's business was substantially restructured in the period under review, as a result of which the consolidated turnover of PCCW Group for the year ended 31 December 1999 of approximately HK$152.0 million was 46.7% less than that for the year ended 31 December 1998 of approximately HK$285 million.

A consolidated profit of approximately HK$347 million was recorded for the year ended 31 December 1999, compared to a loss of approximately HK$62 million for the year ended 31 December 1998. Following diversification of PCCW Group's businesses, reliance on service-based projects was significantly reduced. Gains of approximately HK$574 million (both realised and unrealised) on certain listed securities made a significant contribution to PCCW Group's profit for the year.

Group Reorganisation

Pursuant to a group reorganisation in 1999, Pacific Century Group Holdings Limited ("PCG") and PCRD (as defined in "Recent Developments") transferred certain property interests and activities in Hong Kong and the PRC to PCCW Properties Limited. PCCW then issued 4,838,710,000 ordinary shares and convertible bonds in the principal amount of HK$959,999,900 to acquire all the issued share capital of PCCW Properties Limited from PCG and PCRD for a consideration of HK$2,460 million. Except for its customer premises equipment business in Hong Kong, PCCW disposed of all of its then current businesses together with related indebtedness to China Online (Bermuda) Limited ("China Online"), the controlling shareholder of PCCW before the completion of the reorganisation. The aggregate consideration for the disposals to China

Online was approximately HK$67,784,000 which was satisfied by offsetting an amount owing to PCCW by China Online at the time of the disposal, less HK$10 million. The HK$10 million was included in short-term borrowings of PCCW Group as an interest bearing loan.

Continuing Operations

PCCW's customer premises equipment business includes the sales, marketing and servicing in Hong Kong of full range of business telephone systems, peripherals and office automation products.

The increase in the rental income for the year ended 31 December 1999 reflected the injection of the business of PCCW Properties Limited as part of the group reorganisation discussed above.

Investment Income

During the year ended 31 December 1999, certain listed securities were transferred from investment securities to other investments. The transfer was effected at fair value. The excess of fair value at the date of transfer over the cost of the securities of approximately HK$404 million was recognised in the income statement for the year ended 31 December 1999.

Gain on Disposal of Discontinued Operations

China Online guaranteed that the net assets of the remaining businesses in PCCW following the disposal of its interests in PCCW would not be less than HK$40 million and that any shortfall would be made up by China Online by injecting an equivalent amount of cash or other assets into the PCCW Group. In the year ended 31 December 1999, the PCCW Group recorded a receivable of approximately HK$34.5 million from China Online in satisfaction of the guarantee. The gain from the disposal of assets to China Online, including the effect of the HK$40 million guarantee given by China Online, was approximately HK$21 million.

Joint Venture with Intel Pacific, Inc.

In 1999, PCCW and Intel Pacific, Inc. announced initiatives to enable broadband Internet deployment in the region and to consolidate a key partnership between the Pacific Century Group and Intel Pacific, Inc., begun in early 1998 through PCC, a joint venture between the two companies. In September 1999, Intel Pacific, Inc. acquired shares worth HK$389 million (approximately US$50 million) in PCCW and the Pacific Century Group and Intel Pacific, Inc. allowed PCCW to acquire PCC, at the time a joint venture between the two companies.

PCCW granted to Intel Pacific, Inc. an option enabling Intel Pacific, Inc. at any time and from time to time in 10 years to exchange its 100,307 shares in PCC Holdings Limited for a total of 1,003,070,000 new shares of PCCW.

PCCW has the right to require Intel Pacific, Inc. to exercise the option at the end of the 10 year option period. The option will not lapse and is not transferable.

Share Placements

During the year ended 31 December 1999, PCCW undertook a number of capitalisation issues which raised gross proceeds of approximately HK$7.1 billion. The movements in the share capital of PCCW during 1999 are set out in detail in the audited financial statements of the PCCW Group for the year ended 31 December 1999 set out elsewhere in this Offering Memorandum.

Liquidity and Capital Resources

At 30 June 2001, the PCCW Group had cash balances of HK$12,049 million. PCCW issued US$1,100 million (approximately HK$8,580 million) convertible bonds in December 2000 and US$750 million (approximately HK$5,850 million) convertible bonds to Telstra in February 2001. In February 2001, HKTC drew down its Term Loan Facility of US$4,700 million (approximately

HK$36,660 million) to repay the outstanding portion of the bridge loan drawn in August 2000 to finance the cash consideration for the acquisition of HKT and for working capital purposes. The Term Loan Facility consists of three tranches that are repayable in three to seven years.

Capital expenditure for the six months ended 30 June 2001 was HK$1,120 million.

As of 31 December 2001, the PCCW Group has committed unutilised working capital facilities amounting to approximately HK$4,250 million, including committed unutilised working capital facilities of HKTC which total HK$1,900 million.

As at 30 June 2001, the PCCW Group's contingent liabilities amounted to HK$1,554 million. Details of these contingent liabilities are set out in Note 14 of the Interim Financial Statements of PCCW.

Market Risk

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, PCCW continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Executive Committee of the Board of Directors determines the appropriate hedging activities undertaken with the aim of prudently managing the market risk associated with transactions undertaken in the normal course of PCCW's business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Executive Committee, which are reviewed on a regular basis.

In the normal course of business, PCCW enters into forward contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates. These instruments are executed with creditworthy financial institutions, and all foreign currency contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact PCCW's financial results. Costs associated with entering into such contracts are not material to PCCW's financial results.

Recent Hong Kong GAAP Accounting Pronouncements

In February 2000, the HKSA (defined above) issued Statement of Standard Accounting Practice ("SSAP") No. 26 relating to segment reporting. SSAP No. 26 has become effective from 1 January 2001 and requires certain disclosures regarding an enterprise's primary and secondary reportable segments.

In January 2001, the HKSA issued SSAP No. 28, "Provisions, Contingent Liabilities, and Contingent Assets". SSAP No. 28 clarifies the measurement and disclosures for provisions, contingent liabilities and contingent assets. SSAP No. 28 has become effective from 1 January 2001. The effect from the adoption of SSAP No. 28 has been disclosed in Note 16 of the Interim Financial Statements which is included elsewhere in this Offering Memorandum.

In January 2001, the HKSA issued SSAP No. 29, "Intangible Assets". SSAP No. 29 establishes the recognition criteria for intangible assets not accounted for under other pronouncements. SSAP No. 29 requires acquired intangible assets to be recognised and amortised in financial statements to the extent they are identifiable, controllable, and provide future economic benefits. SSAP No. 29 has become effective from 1 January 2001. The adoption of SSAP No. 29 is not expected to have a significant effect on PCCW's financial statements.

In January and June 2001, the HKSA also issued the following new SSAPs and interpretations of SSAPs:

- SSAP 30, "Business Combinations"
- SSAP 31, "Impairment of Assets"
- SSAP 32, "Consolidated Financial Statements and Accounting for Investments in Subsidiaries"

- Interpretation 12, "Business Combinations — Subsequent adjustment of fair values and goodwill initially reported"
- Interpretation 13, "Goodwill — Continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves"

These pronouncements are effective for fiscal year beginning 1 January 2001.

Under the requirements of SSAP 30, goodwill, if any, arising on future business combinations undertaken by PCCW which are accounted for using the purchase method of accounting will be recognised as an asset and amortised on a systematic basis over its useful life. In general, the amortisation period will not exceed twenty years as the SSAP 30 makes a rebuttable assumption that the useful life of goodwill will not exceed twenty years from initial recognition.

As permitted by the transitional provisions of SSAP 30, goodwill and negative goodwill previously eliminated against reserves need not be restated at the time of adoption of SSAP 30. PCCW has elected not to retrospectively restate goodwill previously eliminated against reserves at the time of adoption of SSAP 30 on 1 January 2001.

In accordance with the provisions of Interpretation 13, assessments of impairment of goodwill in accordance with the provisions of SSAP 31 are required to apply to goodwill previously eliminated against reserves and which has not be restated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against reserves is required to be immediately recognised as an expense in the income statement. PCCW will be required to assess at each balance sheet date whether there is any indication of impairment of the goodwill. If such indications exist, the recoverable amount of the goodwill will need to be estimated to determine the amount of impairment, if any, to be recognised in the income statement. The effect from the adoption of SSAP No. 30 has been disclosed in Note 16 of the Interim Financial Statements which is included elsewhere in this Offering Memorandum.

Under the provisions of Interpretation 13 and SSAP 32, upon the future disposal of an interest in a subsidiary or associate or joint venture by the PCCW Group, the gain or loss on disposal will be calculated taking into account the attributable amount of the purchased goodwill previously eliminated against reserves and not previously charged to the income statement.

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. SSAP 31 defines the recoverable amount of an asset to be the higher of its net selling price and its value in use. In adopting SSAP 31, PCCW is required to determine value in use of the assets, including fixed assets, any goodwill arising on business combinations accounted for using the purchase method and intangible assets, as the present value of estimated future cash flows from the use of the asset and from its disposal at the end of their useful lives. PCCW is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets will be determined. Any impairment losses identified will be immediately expensed to the income statement. The effect from the adoption of SSAP No. 31 has been disclosed in Note 16 of the Interim Financial Statements which is included elsewhere in this Offering Memorandum.

The adoption of SSAP 32 on 1 January 2001 does not have a significant effect on PCCW's financial statements presented under Hong Kong GAAP.

In October 2001, the HKSA issued SSAP 33 "Discontinuing operations" (SSAP 33). This SSAP has become effective for accounting periods beginning on or after 1 January 2002 and is therefore required to be adopted by PCCW for the year ending 31 December 2002.

SSAP 33 establishes a basis for segregating information about a major operation that an enterprise is discontinuing from information about its continuing operations and specifies minimum disclosures about a discontinuing operation. It does not establish any new principles for deciding when and how to recognise and measure the income, expenses, cash flows and changes in assets and liabilities relating to a discontinuing operation. The adoption of SSAP 33 is not expected to have a significant effect on PCCW's financial statements.

In December 2001, the HKSA issued the following SSAPs:

- SSAP 1 "Presentation of financial statements" (revised);
- SSAP 15 "Cash flow statements" (revised); and
- SSAP 34 "Employees benefits".

The above SSAPs are effective for accounting periods beginning on or after 1 January 2002 and are therefore required to be adopted by PCCW for the year ending 31 December 2002.

SSAP 1 (revised) requires companies to prepare a statement of changes in equity or a statement of recognised gains and losses. It does not establish any new principles for deciding when or how to recognise and measure changes in equity. The adoption of SSAP 1 (revised) is not expected to have a significant effect on PCCW's financial statements.

SSAP 15 (revised) classifies cash flows under three headings: "cash flows from operating activities", "cash flows from investing activities" and "cash flows from financing activities". It also requires interest and dividends to be classified on a consistent basis under the three new headings. It does not establish any new principles for deciding when and how to recognise and measure cash flows. The adoption of SSAP 15 (revised) will only effect the way in which cash flow information is disclosed in PCCW's financial statements.

SSAP 34 requires companies to recognise: (a) a liability when an employee has provided services in exchange for employee benefits to be paid in future; and (b) an expense when a company consumes the economic benefit arising from the service provided by an employee in exchange for employee benefits. The adoption of the SSAP 34 may have an impact on PCCW's financial statements.

RECENT DEVELOPMENTS

Recent Developments Affecting PCCW

Issue of Exchangeable Bonds by Pacific Century Regional Developments Limited

On 15 January 2002, Pacific Century Regional Developments Limited ("PCRD") issued US$100 million redeemable exchangeable bonds due 2006 to 2007 to a subsidiary of Intel Corporation. The redeemable exchangeable bonds allow holders to exchange the bonds into PCCW ordinary shares at a price of HK$2.50 per PCCW share. The coupon on the bonds is payable semi-annually on the principal value of the bonds at a rate of 3% per annum.

On 7 December 2001, PCRD issued a US$250 million exchangeable bond due 2006 to a group of investors including a wholly-owned subsidiary of American International Group Inc. ("AIG") and the AIG-sponsored investment funds. These redeemable exchangeable bonds allow holders to exchange the bonds into PCCW ordinary shares at a price of HK$2.29 per PCCW share. In the event that the bonds are redeemed, compound interest is payable on the principal value of the bonds at a rate of 3% per annum. US$200 million of the proceeds from the issue of the US$250 million bonds were utilised to refinance the US$200 million exchangeable bond due 2006 issued to the AIG member company and AIG sponsored funds in August 2000.

Share Transaction Acquisition of Licence to Use Sports Archive and Programmes

On 31 December 2001 PCCW acquired the licence to use existing and future sports archive and programming owned by Trans World International Inc. ("TWI") pursuant to an archive licence and a programme licence (the "Content Licences") between PCCW and TWI. The Content Licences grant to PCCW a 10 year royalty free non-exclusive licence to use existing and future sports archive and programming owned by TWI group in connection with PCCW's NOW service in Hong Kong and elsewhere in Asia. The consideration for the grant of such licences is approximately US$48,237,179 (approximately HK$376,250,000) which was satisfied in full by the issue and allotment of PCCW ordinary shares to a wholly-owned subsidiary of TWI on 24 January 2002.

On 31 December 2001 PCCW and TWI also entered into certain other agreements relating to, inter alia, the establishment of a new venture for the provision of on-line games, the provision of certain consultancy services by TWI to PCCW and the termination of the agreement under which TWI previously provided production services for the creation of content for the NOW service in the English language and such agreement had a fixed term of 10 years which commenced in 1999. The aggregate cash consideration for these agreements was US$51,150,000 (approximately HK$398,970,000). The net aggregate consideration for all of the above transactions was approximately US$99,387,179 (approximately HK$775,220,000).

TWI is the programming arm of IMG Worldwide Inc. and is a leading provider of sports programming and sponsorship.

The transaction is intended to allow PCCW to secure and produce sports content targeted at the Asian market, and to broaden the appeal of PCCW's Hong Kong broadband streaming service NOW.com.hk by providing access to a variety of games and sports services. As part of the transaction, PCCW's investment in an on line gaming venture with a subsidiary of TWI also complements PCCW's games development business in Japan.

Reach Acquired Level 3's Asian Assets

On 19 December 2001, Reach announced the acquisition of the Asian assets of the US-based broadband infrastructure company, Level 3. The transaction provides Reach with substantial Asian and trans-Pacific capacity at a deep discount to the new build cost, while accelerating Reach's entry into the Japanese, Korean and Taiwanese markets.

Under the terms of the transaction, Reach will take over Level 3's Asian assets and operations including customers, in-country networks, data centres, US$90 million of working capital and Level 3's ownership interests in the Tiger and Japan-US cable systems. In exchange, Reach has assumed Level 3's Asian capital and operating cost obligations, amounting to US$170 million for the completion of the submarine cable systems effective from 30 November 2001. Reach has not assumed any of Level 3's debt and the transaction will be internally funded.

Issue of the Yen Notes

In October 2001, Profit Century Finance Limited, a wholly-owned subsidiary of PCCW, issued the Yen Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of HKTC — Overview — Recent Financings and Prepayment of Term Loan Facility."

OFTA awarded 3G mobile carriers licences

In October 2001, OFTA completed the award of 3G mobile carriers licences to four existing mobile phone operators in Hong Kong, including CSL (defined below), an affiliated company of PCCW. As the auction process for the four licences attracted only four bidders, the licences were awarded at the reserve price. HKTC anticipates that the development of 3G services by Hong Kong's mobile operators should improve sales of wholesale leased circuits and other services to be offered by HKTC to the 3G service providers.

Recent Developments Affecting HKTC

Full liberalisation of the FTNS market in Hong Kong by 1 January 2003

On 11 January 2002, OFTA issued a statement (the "OFTA Announcement") to announce the full liberalisation of the local and external FTNS market to take effect as from 1 January 2003. See "Business of HKTC — Regulation — Fixed Telecommunications Network Service".

Issue of US$ denominated Notes

In November 2001, PCCW-HKT Capital Limited, a wholly-owned subsidiary of HKTC, issued the Notes due 2011. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of HKTC — Overview — Recent Financings and Prepayment of Term Loan Facility."

Prepayment of the Term Loan Facility

In November and December 2001, HKTC prepaid a total of US$1,809 million equivalent of the principal amount outstanding under Tranche A and a partial outstanding amount of Tranche B of the Term Loan Facility utilising internal cash resources and proceeds from the Notes due 2011. The prepayment resulted in a pro-rata reduction in the amounts outstanding under the US dollar and Hong Kong dollar subtranches of Tranche A and Tranche B of the Term Loan Facility. At the end of 2001, the amount outstanding under the Term Loan Facility was approximately US$2,891 million.

Broadband interconnection

In November 2000, OFTA issued a statement on the regulatory framework for interconnection between networks, and between networks and services, in the broadband environment, including the need for regulatory intervention, the principles underlying the determination of interconnection and interconnection charges. Following the approval of OFTA, on 19 October 2001 HKTC published a new wholesale tariff which sets out the prior terms and conditions upon which other operators in Hong Kong will be entitled to interconnect with HKTC's copper local loops to provide broadband services. Prior to the filing and publication of that tariff, other FTNS operators requested that OFTA make a determination regarding the terms and conditions for interconnection to HKTC's broadband access line network. OFTA has accepted that request.

Guarantee of the Yen Notes

HKTC entered into an unconditional and irrevocable guarantee in respect of the Yen Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of HKTC — Overview — Recent Financings and Prepayment of Term Loan Facility".

Business of HKTC

Overview

HKTC is the leading provider of fixed-line telecommunications services in Hong Kong. With the most extensive digital network in Hong Kong and broadband network coverage passing 95% of Hong Kong homes and accessing all major business areas, HKTC provides a wide range of services including:

- *Local Telephony Services,* consisting of local telephone services, value-added services, and wholesale interconnection services provided to other carriers and service providers;
- *Local Data Services,* consisting of local wholesale and retail leased circuits, data services and wholesale broadband access lines, utilising HKTC's broadband network;
- *International Telecommunications Services,* consisting of retail international direct dial ("IDD") services, retail international private leased circuits ("IPLC"), international interconnection services and international data services; and
- *Other Services,* consisting primarily of call centre and technical and maintenance services subcontracted to HKTC by affiliated companies.

HKTC is an indirect wholly-owned subsidiary of PCCW and forms the most significant part of PCCW's telecommunications services business.

History and Development

HKTC was incorporated as a private limited company in Hong Kong in 1925 to acquire part of the business of China and Japan Telephone and Electric Company Limited, which had operated Hong Kong's first public telephone services since 1882. In the same year, HKTC was awarded the sole right to provide Hong Kong's local telephone services for 50 years. This right was subsequently extended to 1995.

Local Market Deregulation

Following the expiration of HKTC's monopoly on fixed-line telephone services in Hong Kong in 1995, OFTA issued non-exclusive licences to HKTC and three other companies to provide FTNS on a competitive basis. The licences are valid until 2010 and are renewable for a period of up to 15 years at the discretion of OFTA. In 2000, OFTA awarded an additional six licences for the provision of fixed telecommunications network services over either hybrid coaxial cable networks or local fixed networks based on wireless technologies. Six years after the first award of competitive FTNS licences, HKTC maintains a leading competitive position in the local exchange line and local data services markets, including an estimated 93% market share for local exchange lines as of 31 March 2001. Additionally, HKTC has established a strong wholesale business, providing a broad range of infrastructure and operating services, including wholesale broadband, data link and interconnection services, to other fixed, mobile, Internet and value-added service operators in Hong Kong. A moratorium on the award of additional FTNS licences is scheduled to expire on 31 December 2002 and other entities may now apply for licenses to enter the market after that date. See "Recent Developments — Recent Developments Affecting HKTC."

International Market Deregulation

In 1998, various members of the HKT group, including HKTC and HKTI, entered into a Framework Agreement with the Hong Kong government (the "Framework Agreement") providing for the early termination of HKTI's exclusive international licence as of 31 March 1998, the introduction of competition in international services commencing on 1 January 1999 and the introduction of facilities-based competition commencing on 1 January 2000. In return, the HKT group received a package of compensatory measures, including the right for HKTC to increase its local exchange line tariffs in agreed phases. Price caps on

HKTC's local business exchange line tariffs were removed on 1 July 1998 and price caps on HKTC's residential exchange line tariffs terminated on 1 January 2002.

Consequently, the Hong Kong telecommunications market has evolved from an environment in which fixed telecommunications networks and services were provided under an exclusive franchise by HKTC to a fully liberalised market, with multiple carriers operating local and international fixed and wireless telecommunications facilities and numerous competing service providers operating on a resale basis. Hong Kong is now a very competitive telecommunications market. See "— Regulation" and "— Competition."

HKTC faces retail market competition from a large number of service providers holding non-exclusive licences for IDD, fax, data and value-added network services, international calling cards and virtual private network services. In particular, competition in the Hong Kong market for retail IDD calls has been intense with a substantial decline in average prices, stimulating growth in volumes for the overall market but an erosion in retail market share for HKTC.

Over the past several years, in the face of progressive deregulation and a highly competitive environment, HKTC has transitioned its business focus from a reliance on retail IDD services as the primary financial driver of its business to a more balanced portfolio of local and international voice, data, value-added and wholesale connectivity services. With its significant investments in an extensive broadband communications network, HKTC has benefited from the strong growth in demand for high speed data and Internet services during 1999 and 2000. While the rate of growth for new wholesale broadband access lines has been slower in recent months, HKTC believes that the intended transfer to it of PCCW's existing retail broadband access business in Hong Kong should facilitate improved marketing of these services.

PCCW's Acquisition of HKT and the Telstra Alliance

In August 2000, HKTC's indirect parent company, HKT (then known as Cable & Wireless HKT Limited), which in turn was a majority-owned subsidiary of Cable and Wireless plc, was acquired by PCCW. As a result of the acquisition, HKTC became an indirect wholly-owned subsidiary of PCCW. In February 2001, PCCW entered into a strategic alliance with Australia's Telstra and formed Reach, an equally-owned joint venture incorporating the international Internet Protocol ("IP") backbone business of each party. In anticipation of Reach's formation, certain operations of HKTC and HKTI were reorganised. As a result, HKTC assumed responsibility for certain retail international data services and HKTI assumed responsibility for certain wholesale IDD services. Also as part of this arrangement, Reach and HKTC entered into supplier agreements in respect of Reach's provision of international connectivity and HKTC's provision of domestic Hong Kong connectivity. For a description of these agreements. See "Related Party Transactions."

Competitive Strengths

HKTC believes that the following are its principal competitive strengths:

HKTC's network provides unmatched coverage and advanced technology to customers in Hong Kong. One of HKTC's key competitive advantages is its advanced telecommunications network. HKTC's network is the most extensive digital network in Hong Kong, with 3.65 million exchange lines as at 31 March 2001 and a broadband network passing 95% of Hong Kong's homes and all of its major business areas. Moreover, HKTC's telecommunications infrastructure includes the vast majority of "last mile" access in Hong Kong, connecting residential and commercial building access lines to the core telephone network. This provides HKTC with significant economies of scale in network operations, as well as in management and sales functions, relative to its competitors.

HKTC has an experienced management team with significant operational expertise. HKTC has long been the leading provider of fixed-line telecommunications services in Hong Kong. It has a management team with extensive and diverse experience in both the development and delivery of telecommunications services, as well as in transaction management and execution.

Despite operating in one of Asia's most deregulated telecommunications markets, HKTC has successfully expanded its offering of products and services while simultaneously improving the productivity of its network operations. HKTC believes that the synergies created by its management experience, technical expertise and advanced technology should enable it to move more quickly than its competitors to identify, adopt, acquire, develop and exploit emerging technologies. HKTC also believes that its management and operational expertise will make it a preferred partner for other telecommunications companies in Asia and elsewhere.

HKTC has a reputation for quality and strong customer relationships. HKTC believes that its products and services have a reputation for quality and reliability and enjoy a high level of brand recognition among its customers. HKTC's extensive and advanced networks, including its broadband network, allow it to provide a comprehensive set of high-quality services, encompassing voice, high-speed data, video services and interactive multimedia services to both residential and business customers. HKTC's investments in advanced network services and products have supported Hong Kong's development as one of the leading telecommunications centres in Asia. Quality and reliability are especially important to multinational corporations, banks and other corporate customers needing HKTC's services to support their critical operations.

HKTC has deployed its "Dynamic Work Force Management System", which has helped enhance the quality of service delivery by allowing HKTC to manage the location of its field staff more efficiently. This has supported increased customer satisfaction and has enabled HKTC to develop and maintain its strong customer relationships with global and domestic companies as well as residential consumers. HKTC believes that its brand recognition and reputation for quality and reliability will continue to provide a competitive advantage in the increasingly competitive Asian telecommunications and data services markets.

Business Strategy

HKTC's strategy revolves around the following key initiatives:

Utilisation of HKTC's broadband network platform. HKTC intends to exploit the extensive coverage of its fibre optic network to expand its implementation of advanced network services. Likewise, HKTC plans to leverage its network to generate higher network usage by providing a broadband platform for the further development and implementation of new growth businesses such as high-speed data and video services, interactive television and other multimedia applications and content services, high-speed Internet access services, IP integrated platforms (multiple services on the same customer line) and other newly developed and integrated services.

Implementation of advanced customer relationship management programme. HKTC is in the process of upgrading its advanced customer relationship management ("CRM") system to better monitor its customers' purchasing patterns, improve the quality of its services and address customer needs on a more individualised basis. HKTC believes that understanding customer needs and preferences will allow it to strengthen its relationships with existing customers and attract new ones. In conjunction with upgrading the CRM system, PCCW has established a global account sales force to enhance HKTC's service to its multinational company customer base by providing a single point of contact for sales and marketing purposes. This platform will allow for active cross-selling of HKTC's services to other customers of the PCCW group of companies and will facilitate the provision of integrated services to these customers.

Broadening of product range and provision of integrated telecommunications solutions. HKTC plans to continue to innovate and broaden its product offering by focusing on data related products and value-added services. HKTC intends to utilise its consultancy services and expanded product and service offerings to provide customised integrated packages of telecommunications and value-added services, such as managed network services and other operational services, tailored to particular customer needs. A key focus of this strategy will be the exploitation of the next generation of network products and services to bring the Internet to office and home devices and to enable the convergence of multiple platforms, such as unified messaging, video streaming and multi-channel digital broadcasting.

Focus on wholesale opportunities. HKTC plans to take advantage of network scale opportunities by providing wholesale services to resellers and other telecommunications and Internet service providers in order to generate increased network utilisation. It will also look to target products and services for Internet service providers and pay television service providers, including higher speed Internet access services, digital video broadcasting and media streaming services.

Regional Expansion. HKTC's membership in the PCCW group of companies provides HKTC with additional regional expansion opportunities. HKTC plans to use the experience and expertise that it has built-up through its many years of business in Hong Kong by offering network, operational and management expertise, as well as consultancy services, to clients and partners outside of Hong Kong. HKTC's strategy outside of Hong Kong will primarily focus on the Greater China region, including mainland China, Taiwan and Macau, where PCCW and HKTC have strong existing relationships.

Local Network Infrastructure

Hong Kong has one of the most sophisticated and competitive telecommunications markets in the world in terms of overall scope, service penetration and customer choice. Because of the city's high population density and compactness, Hong Kong effectively utilises practically all major types of technology in the development of its telecommunications networks, including point-to-point microwave, fibre-optics, multi point distribution systems and traditional radio frequency distribution techniques. HKTC has been at the heart of this development with the deployment of its territory-wide broadband backbone and ancillary networks capable of delivering high quality voice and data services.

HKTC completed the digitalisation of its network in 1993. Currently, all of the network transmission links for exchange junctions are digital and all exchange equipment incorporates digital technology. As a result, HKTC's network is capable of supporting a wide range of circuit and packet switched data services. These services enable a single line to be used for simultaneous voice and data communication and facilitate the provision of customer services using voice, data and text applications such as video services, Integrated Services Digital Network ("ISDN") services and enhanced customer-calling features.

In early 1997, HKTC and its affiliates initiated their offering of Asynchronous Transfer Mode ("ATM") services in Hong Kong. ATM can manage the transmission of diverse kinds of traffic simultaneously within a network, including voice, data and video signals. In mid-1997, HKTC launched residential broadband access services and its broadband network coverage currently passes 95% of Hong Kong's homes and all major business areas in Hong Kong utilising fiber-to-the-building and digital subscriber line ("DSL") technology.

HKTC's core telecommunications network includes:

- 3.65 million exchange lines, and approximately 296,000 broadband access lines at 31 March 2001;
- an extensive optical fibre network covering most of Hong Kong, consisting of 502,000 core kilometres of fibre (at 31 March 2001);
- 121 advanced fibre telecom buildings, with high-bandwidth and resilient fibre optic cabling;
- 207 telephone switches; and
- transmission plant and exchange equipment, such as computer hardware and back-up power supplies.

HKTC is focused on providing a high level of service quality for its voice, data and broadband services, benchmarking its performance against the leading global operators. This is reflected in its 99.999% network availability and its call drop rate of 0.04% during the year ended 31 December 2000, based on HKTC's internal quality assurance reports.

HKTC currently plans to complete the development of a multi-service IP platform by 2005. This platform is aimed at facilitating the delivery of next-generation services that integrate voice, data, Internet and other high-bandwidth applications while providing significant cost advantages and scale efficiencies in service provision.

Products and Services

Local Telephony Services

Local telephony services accounted for approximately 48% of HKTC's turnover during the six months ended 30 September 2001 and consisted of retail local telephone services, value-added services and wholesale interconnection services provided to other telecommunications carriers and service providers.

Hong Kong had an exchange line penetration of 57% of the total population as of 31 December 2000, or more than one line for every two persons, making Hong Kong one of the most highly penetrated markets in Asia. Annual growth in the number of business lines is primarily driven by the level of economic activity, including the number of new companies established and the number of employees. Annual growth in the number of residential lines is primarily driven by the number of households, the level of household income and, to a lesser extent, the penetration of mobile telecommunications services.

Exchange Line Services. HKTC provides retail public-switched fixed-line local telecommunications services to residential and business customers, for which it charges its retail customers a fixed monthly exchange line rental fee. Under the 1998 Framework Agreement with the Hong Kong government, pursuant to which HKTI surrendered its exclusive licence to provide external telecommunications facilities and services, the HKT group received a package of compensatory measures that included the right for HKTC to increase its local exchange line tariffs in agreed phases. Price caps on HKTC's local business exchange line tariffs were removed on 1 July 1998 and price caps ceased to apply to HKTC's local residential exchange line tariffs from 1 January 2002. However, HKTC remains subject to regulation in respect of its dominant position in fixed exchange lines and certain other services. See "— Regulation."

HKTC implemented an increase in the residential exchange line tariff from HK$68.90 to HK$90.00 per month in September 1999. In January 2001, HKTC implemented the final increase to its residential exchange line tariff under the Framework Agreement from HK$90.00 to HK$110.00 per month and increased the business exchange line tariff from HK$108.80 to HK$128.80. In addition to charging a basic tariff, HKTC also charges customers for the installation, removal and relocation of exchange lines.

As of 31 March 2001, HKTC's market share of exchange lines in service in Hong Kong was approximately 93%, representing approximately 97% of residential exchange lines and approximately 88% of business exchange lines. HKTC's business exchange lines fall within two separate categories, business direct exchange lines and Integrated Digital Access ("IDA") lines. Business direct exchange lines are traditional exchange lines provided for business use. IDA lines employ digital technology to provide multi-channel voice and voice band telecommunications between customers' equipment and the public switched telephone network. IDA lines are primarily employed by businesses to connect their private automated branch exchanges ("PABXs") to HKTC's network, as well as by other telecommunications operators for interconnection purposes.

The following table indicates the number of exchange lines leased by HKTC for each year in the three-year period ended 31 March 2001:

	31 March		
	1999	**2000**	**2001**
	(in thousands)		
Lines in service			
Business lines, including IDA lines	1,471	1,532	1,529
Residential exchange lines	2,158	2,172	2,123
Total	3,629	3,704	3,652

Value-added Services. HKTC provides a number of value-added services to its business and residential customers in return for a monthly per-line fee or as part of a package subscription. Increasing penetration of

HKTC's range of value-added telephony services has contributed to an increase in overall revenue per line over the past several years. Examples of HKTC's value-added services include:

- Caller Display, which enables the calling party's telephone number or name to be displayed;
- Call Waiting, which indicates another incoming call when the called party is engaged on a call;
- PhoneMail, which is a network message taking service; and
- Net Surf Call Forwarding, which automatically forwards incoming calls to another telephone number when the line is connected to an Internet service provider.

Local telephone customers can subscribe to value-added services either directly or through the purchase of one of HKTC's "Home Select" or "Business Select" packages. "Home Select" packages are offered to its residential customers at tariffs from HK$137 per line per month and include the residential exchange line rental and features such as Caller Display, Call Waiting and conference calling. "Business Select" packages offering similar features to business customers are priced from HK$168 per line per month.

HKTC intends to continue to focus on increasing the penetration of its existing value-added services through promotional marketing activities, as well as by developing new services. HKTC believes that value-added services are an important component in the growth of HKTC's local telephony services business turnover.

The number of customers for certain of HKTC's value-added services and for its packaged services as at 31 March 1999, 2000 and 2001 is set out below.

	31 March		
	1999	**2000**	**2001**
	(in thousands)		
Customer Value-Added Services			
Home Select packages	259	481	562
Business Select packages	18	21	21
Caller Display	394	575	664

Other local telephony services that HKTC provides include payphones and value-added facsimile services.

Wholesale Interconnection Services

HKTC receives interconnection payments from other service providers and local carriers for calls utilising its network. These payments include fees for the delivery of traffic, as determined by OFTA, and fees for the physical interconnection of facilities and network sharing, as determined under commercial agreements between HKTC and other carriers. Currently, the primary sources of HKTC's interconnection turnover are:

- the per call/minute fees payable by other local carriers or service providers for the origination or termination of voice or data traffic on its network;
- the origination, termination and transit of mobile voice traffic; and
- the termination of dial-up Internet traffic to Internet Service Providers (ISPs).

Most of the retail public switched fixed-line telephone network traffic in Hong Kong is carried on HKTC's network by virtue of its extensive network coverage, significant ownership of "last mile" access, and large customer base.

Local Data Services

Local data services accounted for approximately 23% of HKTC's turnover for the six months ended 30 September 2001, and consisted of local leased circuits, data services and the provision of broadband access lines utilising HKTC's fibre optic and digital subscriber line network. Banks, insurance companies and numerous public sector customers account for more than half of HKTC's local data turnover.

Local Leased Circuits HKTC supplies local private leased telecommunications circuits to other service providers, allowing point-to-point connection for voice and data traffic between two or more separate points. A large number of local circuits are leased by the other fixed-line and mobile carriers to connect their network facilities, as well as by Internet service providers that need to connect to local and international Internet exchanges. The balance of the leased circuits are provided to corporate customers such as banks which require private network telecommunications facilities. HKTC also provides the local connections for its own and other carriers' international private telecommunications circuits. Lease rates for local telecommunications services are determined by levels of bandwidth, customisation, service availability and customer support, as well as volume pricing discounts.

HKTC intends to expand its range of wholesale services by leveraging its operational scale and expertise in areas such as billing and network management.

Data Services. HKTC provides customers with managed end-to-end data transmission facilities, including point-to-point, point-to-multipoint, or polling, and broadcast services within Hong Kong. HKTC's network also supports frame relay and ATM data services that allow high volume transmissions or integrated data, voice and video traffic for corporate networks. In addition, HKTC offers a dedicated network for interconnecting multiple sites for data, Internet and intranet applications and provides managed router services to facilitate wide area network management services. Customers incur monthly charges for use of these services based on levels of bandwidth, customisation, service availability and customer support, as well as volume pricing discounts.

Wholesale Broadband Access. HKTC offers wholesale broadband access lines for use by residential and business customers. Broadband access lines are leased to other service providers, which in turn package the local access line with content services for their customers. PCCW's retail Internet access and interactive TV ("iTV") services business leases a significant portion of HKTC's wholesale broadband access lines. HKTC's monthly service charges for broadband access lines are determined with reference to minimum commitments for the number of customer access lines within a defined time period. Usage-based, flat-rate and level of service packages are offered. These products are tariffed and are provided on a non-discriminatory basis. OFTA is contemplating further intervention in respect of the pricing of interconnection access and charges for broadband services and on 19 October 2001, HKTC published a new wholesale tariff setting out the pricing terms and conditions upon which other FTNS licencees in Hong Kong will be entitled to interconnect with HKTC's copper local loops to provide broadband services in Hong Kong. See "— Competition" and "— Regulation."

During 1999 and 2000, PCCW actively marketed retail broadband products, such as Netvigator Ultraline high speed Internet access services and iTV interactive television services, which stimulated strong growth in demand for HKTC's wholesale broadband access lines. HKTC connected an average of 12,750 new lines per month during the year ended 31 March 2001, resulting in 296,000 total lines in service as of 31 March 2001. In recent months the rate of growth for new wholesale broadband access lines has been slower, partly due to a reduction in promotional programmes for iTV services as well as increased competitor activity.

PCCW is actively repackaging its wholesale broadband products to enhance their competitiveness and customer appeal in order to develop a broad customer base of Internet service providers, exploiting HKTC's extensive network coverage. Additionally, on 4 July 2001, PCCW announced a new strategy for its Internet Services (formerly "Business-to-Consumer") businesses. PCCW stated its intention to transfer its existing retail broadband access business in Hong Kong to HKTC, subject to applicable regulatory and other approvals. PCCW currently intends to complete the transfer, which may also include the transfer of PCCW's narrowband access business to HKTC, as soon as practicable. HKTC believes that this transfer should facilitate improved marketing of retail broadband access services and a more efficient cost structure. HKTC's broadband network in Hong Kong will enable the connection of new Internet-based office and home devices, and allow the convergence of multiple platforms such as unified messaging, video streaming and multi-channel digital broadcasting. In order to enhance its product range and promote the broadband access services, HKTC also intends to package its broadband access with new content services in conjunction with content providers.

The following table shows the number of HKTC's broadband access lines in service as at 31 March 1999, 2000 and 2001.

	31 March		
	1999	2000	2001
	(in thousands)		
Wholesale Broadband Access Lines Leased	88	143	296

International Telecommunications Services

International telecommunications services accounted for approximately 25% of HKTC's turnover during the six months ended 30 September 2001. These services consisted primarily of retail international services.

IDD Services. HKTC provides IDD calling services, operator assisted overseas calls and calling card services to both business and residential customers in Hong Kong. HKTC currently offers a choice of IDD calling services: its "001" service and its "0060" discount service targeting different customer segments. "001" and "0060" services are differentiated through levels of service quality, pricing and customer support. IDD services are charged on a per minute basis depending on the location called.

Prior to 1 January 1999, all international calls had to be delivered through HKTI's international gateway. HKTI paid HKTC and the other local fixed-line and mobile carriers a per minute delivery fee (as determined by OFTA) for originating and terminating international telephone traffic. Through this revenue-sharing system, international call revenues subsidised local services which operated at a loss due to government-mandated prices. HKTC and other local carriers and service providers maintained the customer interface and conducted all of the associated billing and collection functions for international calls. These local operators collected customer retail payments for outgoing calls and paid an amount to HKTI that was equal to its international wholesale price less the delivery fee. For incoming traffic, HKTI paid the delivery fee to the local operator that delivered the call within Hong Kong. See "— Regulation."

Thus, prior to 1 January 1999, the provision of international call services by the competing local carriers was driven by their ability to access customers over HKTC's local network to secure a delivery fee. The competing local fixed-line carriers then offered international telephone services using usual outbound calling techniques via HKTI's international gateway as well as services using callback techniques. The growth of callback services from 1995 through 1998 impacted the relative balance of incoming to outgoing international traffic between Hong Kong and certain international destinations, such as the United States, the United Kingdom, Australia and Canada.

Commencing on 1 January 1999, in addition to being able to purchase wholesale switched minutes from HKTI, holders of non-exclusive external telecommunications services ("ETS") licences were able to provide international telephone services through international simple resale ("ISR") on certain non-China international routes by leasing wholesale international network capacity from HKTI. International traffic delivered through ISR bypasses the international switched telecommunications network and the international accounting rate system.

With the issuance of additional ETS licences by the Hong Kong government effective from January 1999, competition in the IDD services market has increased significantly, resulting in significant declines in prices and HKTC's market share. There are now a large number of service providers holding non-exclusive licences for the provision of international voice, fax, data and value-added network services, as well as international calling card and virtual private network services.

International facilities-based competition was introduced from 1 January 2000, which enabled licensed carriers to install their own international facilities and enabled service providers to purchase wholesale switched minutes and leased circuit capacity from international carriers other than HKTI. Together with further reductions in international accounting rates, international facilities-based competition has had the effect of further reducing the retail and wholesale prices for international calls on certain routes, in particular mainland China routes that previously could be accessed directly only through HKTI's international switched network. HKTC was also designated by OFTA as non-dominant on mainland China in 2001. HKTC continues to be subject to regulation as a dominant provider on certain other low traffic routes, and consequently its prices on those routes are subject to pre-implementation filing with, and approval by, OFTA. See "— Regulation."

International Private Leased Circuits. HKTC supplies IPLC services to retail customers, allowing point-to-point connection for voice and data traffic between two or more points. HKTC leases the international capacity for its retail IPLCs from other providers, primarily Reach, which it then packages with its own local capacity to create a fully integrated international leased circuit. Customers incur monthly charges for use of these services based on levels of bandwidth, customisation, service availability and customer support, as well as volume pricing discounts. See "— Regulation."

International facilities-based competition was introduced from January 2000 and as a result, retail IPLC prices fell substantially. HKTC aims to increase its market penetration of end-to-end retail IPLC services. For example, HKTC intends to provide IP-based private network services and to continue to upgrade its customer care program to improve customer service and customer satisfaction.

International Data Services. HKTC's retail international data services include end-to-end data transmission facilities, such as point-to-point, point-to-multipoint, or polling, and broadcast services on an international basis. International demand for data services has increased significantly as a result of the proliferation of applications requiring high-bandwidth connectivity.

HKTC's pricing for international data services is determined by the level of bandwidth usage, customisation, service availability and customer support, as well as volume pricing discounts. HKTC has a supply agreement with Reach whereby Reach supplies international bandwidth connectivity at competitive market wholesale prices and on a "most favoured nation" basis. See "Related Party Transactions of HKTC."

Other Services

HKTC provides a range of technical and maintenance services to other service providers, primarily to other business units within the PCCW Group. These services include installation and maintenance of customer access equipment and software for broadband service providers and call centre services, as well as server facility management and maintenance. HKTC also maintains a database to facilitate mobile number portability between Hong Kong's mobile service providers, and offers consultancy services to provide customised integrated packages of communications and value-added services.

Under the terms of its commercial interconnection agreements with other local fixed telecommunications network services operators, HKTC leases unbundled local access links from its exchange sites to customer ends for which it receives per line charges. HKTC also charges other telecommunications operators for space in its local exchanges used to co-locate their equipment. See "— Regulation."

Sales and Marketing

HKTC markets its services through PCCW's global sales and marketing team. Dedicated sales units address the separate global business, Hong Kong corporate and residential customer market segments. The approximately 600 professional sales consultants in the global and Hong Kong corporate segments rely on HKTC's CRM system to target new products and services toward different customer groups, and cross-sell HKTC's services to the customers of PCCW's other divisions. The CRM system collects information about HKTC's customers' usage patterns, which can be used to market on a targeted basis. Industry specialisation and individual client focus on larger clients allows for tailored solutions to a client's specialised needs.

HKTC operates 18 retail shops and employs more than 700 agents in the residential customer segment to market to approximately 2.1 million households. The team reaches these customers through telesales, roadshows and exhibitions, on-line sales and retail outlet partners. HKTC also utilises an exclusive targeted loyalty programme with the objective of customer retention. HKTC believes that as of 31 March 2001 approximately 200,000 customers participate in the programme.

Investments

As of 30 September 2001, HKTC has invested approximately HK$15 billion, in aggregate, in its network infrastructure since 1 April 1996, substantially more than any other telecommunications operator in Hong Kong. Its investments in recent years have been focused primarily on the development and improvement of its broadband fiber optic and Internet Protocol network systems. Additional expenditures relate to the maintenance of HKTC's existing fixed-line network and related infrastructure.

HKTC's major capital expenditure for investments in the coming years will mainly be driven by demand for the installation of local broadband access lines, and ongoing maintenance of its network integrity, until development plans are finalised for the migration to an integrated IP multi-services platform utilising the installed broadband infrastructure. Since significant investments have already been made, HKTC expects its capital expenditure to be lower in 2002 and 2003, as compared to 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — HKTC — Liquidity and Capital Resources."

Competition

The implementation of the Hong Kong government's policy to liberalise the telecommunications industry has resulted in intense competition in the markets for local and international services. Competition from providers of fixed exchange line services, including those whose operations may be augmented through strategic alliances with global and/or foreign strategic partners, has materially increased in the past several years. The markets for local telecommunications services and IDD services originating in Hong Kong are expected to remain extremely competitive as a result of the removal of licensing limitations and tariff restrictions, the presence of mobile telecommunications service providers, and new market entrants. Mobile telecommunications prices have declined sufficiently so that customers are now more likely to substitute mobile telecommunications services for residential local exchange services. In addition, the presence of numerous ETS licencees has provided customers with greater choice with respect to IDD service providers. This has affected HKTC's market position in the retail IDD services market.

HKTC was the exclusive provider of local fixed exchange line services and facilities in Hong Kong until July 1995. Local fixed exchange line services and facilities are currently provided by HKTC and by three other competing local carriers: Hutchison Global Crossing Limited, New World Telephone Limited and Wharf New T&T Hong Kong Limited. Furthermore, the Hong Kong government also issued new licences, effective January 2000, to six entities for the operation of fixed telecommunications network services over hybrid coaxial cable networks or local fixed networks based on wireless technologies. Should these systems prove effective as an alternative to fixed exchange line services, these licences could significantly increase competition for FTNS licence holders. See "— Regulation."

HKTC is required in certain situations to provide telecommunications services to service providers that compete directly with its operations.

OFTA has recently issued a statement on the regulatory framework for broadband interconnection, including the principles underlying interconnection access and charges. HKTC presently provides narrowband interconnection services on a commercial basis and is currently negotiating terms of broadband interconnection with other interested carriers. The unbundling of HKTC's broadband access line network on a regulated, fixed tariff basis could subject HKTC to additional broadband competition and reduced margins on its wholesale broadband services.

Following the approval of OFTA, on 19 October 2001 HKTC published a new wholesale tariff which sets out the pricing terms and conditions upon which other FTNS licencees in Hong Kong will be entitled to interconnect with HKTC's copper local loops to provide broadband services.

HKTC is restricted from competing in certain telecommunications businesses under agreements between PCCW and Telstra. In connection with the formation of Reach, HKTC is not permitted to engage or be involved in international, cross-border connectivity infrastructure other than through Reach for three years from 7 February 2001. Similarly, in connection with the formation of RWC, HKTC is not permitted to engage or be involved in operating or supplying terrestrial cellular mobile wireless telecommunications services incorporating functionality that supports intercell handover, and building, owning, managing, operating or investing in mobile wireless core infrastructure in the Asia-Pacific region (excluding Australia and New Zealand) for three years from 7 February 2001. The agreements provide exceptions allowing certain competing investments in these businesses, such as where the investment does not exceed US$30 million, where the relevant entity's cross-border connectivity infrastructure assets or revenue, or mobile wireless core operations does not exceed 20% of its consolidated net assets or consolidated total annual net revenue, or where the investment involves not more than a 5% interest in a competing business. See "Related Party Transactions of HKTC."

Regulation

Telecommunications Regulatory Framework

The Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) provides the legislative framework for the provision of telecommunications services and facilities in Hong Kong. The TA is the principal telecommunications regulator in Hong Kong and is responsible for administering the Telecommunications Ordinance. OFTA was established in 1993 under the Telecommunications Ordinance to assist the Telecommunications Authority in administering and enforcing the provisions of the Telecommunications Ordinance.

It is unlawful to establish or maintain any means of telecommunications, or possess, use or deal with telecommunications apparatus in Hong Kong without a licence. The TA has the authority to grant licences for all means of telecommunications services and facilities in Hong Kong, including the provision of fixed wireline, public mobile telephone, Internet and satellite services. It is also responsible for allocating spectrum, regulating interconnectivity between the various networks in Hong Kong and determining the terms of supply of unbundled network elements between carriers. The TA also has the power to make rules relating to the provision of telecommunications network services by licencees and the terms, conditions and rates for interconnection services among operators. Furthermore, the TA has the authority to require a licencee to comply with the terms of its licence and any applicable legislation, and to suspend or revoke licences to enforce the Telecommunications Ordinance or other rules or regulations, or to protect the public interest.

The Telecommunications Ordinance was amended, with effect from 16 June 2000, to broaden the application of a number of provisions, which previously applied only to holders of FTNS licences, to cover all licensed telecommunications operators. These provisions include:

- facilities sharing obligations;
- accounting and reporting requirements;
- tariffing requirements;
- prohibitions on anti-competitive practices, including abuse of dominant position; and
- prohibitions on misleading conduct and the discriminatory supply of services by a dominant carrier.

The amended Telecommunications Ordinance also increases the maximum penalty for breaches of the conditions to the licence, the Telecommunications Ordinance or a Direction of OFTA to HK$1 million (for repeat offences), and allows OFTA to refer cases to the courts, which will have the power to increase the penalty to the higher of HK$10 million or 10% of turnover for the relevant telecommunications market during the period of the breach.

The TA is required under the Telecommunications Ordinance to give reasons for its opinions, decisions and determinations (including those relating to the competition provisions). The TA may also issue guidelines to provide practical guidance in respect of the competition provision of the Telecommunications Ordinance, and must conduct public consultation before issuing guidelines. The Telecommunications Ordinance contains a right of appeal from a determination of the TA relating to the competition provisions to the Appeal Board. In addition, the amendments provide a right of private action in the event of a breach of the Telecommunications Ordinance or a condition to a licence.

Fixed Telecommunication Network Services

Local fixed-line facilities and services are currently provided by HKTC and by three other local carriers, Hutchison Global Crossing Limited, New World Telephone Limited and Wharf New T&T Hong Kong Limited.

HKTC's non-exclusive FTNS licence permits it to provide public fixed telecommunications network services, establish and maintain a telecommunications network, and possess and use telecommunications installations in Hong Kong. The FTNS licence may not be transferred without the prior written consent of OFTA and HKTC may not dispose of more than 15% of the assets that constitute its network without the prior written consent of OFTA as long as it maintains a dominant position in the telecommunications market. In addition, HKTC may not engage in anti-competitive conduct or abuse its market position. This includes abuse of market position with respect to the prices that it charges.

The special conditions of HKTC's fixed-line carrier licence include a Universal Service Obligation, requiring HKTC to provide, maintain and operate its fixed-line telecommunication network in a way that will ensure that good, efficient and continuous basic telephone service is reasonably available to all Hong Kong residents. HKTC receives a Universal Service Contribution from other telecommunications operators, in proportion to their use of external traffic minutes and as determined by OFTA from time to time, in order to offset the cost of providing such basic services to customers where such provision would otherwise be uneconomical. The aggregate amount of the Universal Service Contribution to which HKTC is entitled has progressively declined following the liberalisation of the international telecommunications markets and the increase in its exchange line tariffs implemented in accordance with the Framework Agreement.

On 5 May 1999, OFTA extended its moratorium on the granting of additional FTNS licences to 2003 and also announced that:

- it would begin granting licences to allow the provision and operation of wireless local fixed telecommunication network services in Hong Kong, effective in January 2000;
- it would licence Hong Kong Cable Television Limited to provide telecommunications services using cable modem technology over its hybrid fibre coaxial cable network, subject to binding commitments on the continued roll-out of its cable network and the surrender, on an agreed schedule, of microwave multipoint distribution system frequencies allocated to it; and
- it would grant licences for the provisions of fixed-line services within specified individual buildings or clusters of buildings within a single property development.

The licences permitting the provision of wireless local fixed telecommunications network services will be valid for a 15-year period, and will be renewable for a further period of up to 15 years at OFTA's discretion. OFTA began accepting applications for these wireless local fixed telecommunication network services licences on 15 July 1999. As of 31 March 2001, OFTA had granted five licences providing for wireless local fixed telecommunications network services.

On 11 January 2002, the OFTA announced details of the implementation of the Hong Kong government's policy to fully liberalise the FTNS market from 1 January 2003. Under the full liberalisation policy, there will be no pre-set limit on the number of licences to be issued, and there is no time limit for licence applications. However, the TA will not consider granting any fixed carrier licences to those applicants who intend to primarily rely on interconnection and wholesale services of other operators' infrastructure to roll out their network or provision of their services.

The TA will not require any commitments on rollout nor capital expenditure, as these should be determined by market forces in a fully liberalised market. To ensure a level playing field, the TA agrees to part of Tranche B of the Term Loan Facility. On 31 December 2001 HKTC further prepaid approximately US$55 million of the principal amount outstanding under Tranche B of the Term Loan Facility. The prepayments resulted in the reduction in the amounts outstanding under the Term Loan Facility to approximately US$2,891 million. Subject to limitations imposed by the terms of its existing debt, HKTC may incur additional debt in the future.

Loan Tranches

The lenders made the Term Loan Facility available to HKTC in three tranches. Each tranche is composed of two sub-tranches, a US dollar-denominated portion and a Hong Kong dollar-denominated portion.

Interest and Maturity

Interest on the Tranche B facility, which matures on 6 February 2006, is calculated at HIBOR plus 1.25% per annum for the Hong Kong dollar-denominated portion and LIBOR plus 1.15% per annum for the US dollar-denominated portion. Interest on the Tranche C facility, which matures on 6 February 2008, is calculated at HIBOR plus 1.55% per annum for the Hong Kong dollar-denominated portion and LIBOR plus 1.45% per annum for the US dollar-denominated portion. Interest rates in respect of Tranche B and Tranche C will be subject to adjustment in accordance with the Term Loan Facility if the ratio of Total Debt to EBITDA (referred to below) exceeds a certain specified ratio.

Mandatory Prepayment

The Term Loan Facility is subject to certain mandatory prepayment provisions. HKTC must apply 100% of the net proceeds (or fair market value less related costs in the case of non-cash consideration) received from the disposal of the core business assets of HKTC and its subsidiaries (the "HKTC Group"). Similarly, HKTC must apply 50% of the net proceeds (or fair market value less related costs in the case of non-cash consideration) received from the disposal of the non-core assets of the HKTC Group. In addition, HKTC must apply 50% of the issue proceeds (less costs and related expenses) received from an initial public offering or other equity issuance if its Total Debt to EBITDA ratio is more than 3 to 1.

Any injection of assets by the HKTC Group into joint ventures which are not majority owned and controlled by HKTC will be subject to mandatory prepayment on the same basis as the disposals described above and any merger, consolidation, demerger or reconstruction of any member of the HKTC Group will be deemed to be a disposal and therefore subject to mandatory prepayment unless the continuing entity is majority owned and controlled by HKTC.

Financial Covenants

HKTC must comply with the following covenants in respect of the Relevant Periods (as described below) as long as the Term Loan Facility remains outstanding. HKTC's EBITDA to Interest ratio must not be less than 2 to 1 for any Relevant Period ending on 31 December 2001 and in 2002 and 2003. For Relevant Periods ending in 2004 and thereafter, HKTC's EBITDA to Interest ratio must not be less than 2.5 to 1. A Relevant Period refers to the twelve month period ending on 31 December 2001 and thereafter, each twelve month period ending on 31 March and each twelve month period ending on 30 September.

HKTC's Total Debt to EBITDA ratio must not exceed 5.5 to 1 for the Relevant Period ending on 31 December 2001; 5 to 1 for the Relevant Periods ending in 2002 and 2003; and 3.5 to 1 for the Relevant Periods ending in 2004 and thereafter. The testing of these financial covenants will be carried out on 31 March 2002 and 1 August 2002, and thereafter on 1 February and 1 August in any subsequent calendar year.

General Covenants

HKTC (and where applicable, the HKTC Group) must also comply with certain other covenants. The HKTC Group must comply with all laws to which it is subject other than those which would not have a material adverse effect. The HKTC Group must not create or permit any encumbrance over its assets other than those specifically permitted by the Term Loan Facility. The HKTC Group must not sell, transfer or dispose of its assets other than stock in trade or inventory in the ordinary course of business or otherwise permitted under the Term Loan Facility. Material changes to the nature of the HKTC Group's business, other than the undertaking of related businesses and by permitted disposals, are restricted. In addition, PCCW must at all times beneficially own directly or indirectly more than 50% of the issued ordinary voting shares of HKTC, and Li Tzar Kai, Richard must remain the largest (direct or indirect) shareholder in PCCW and control the executive board of HKTC.

The Term Loan Facility also restricts the HKTC Group's ability to incur further indebtedness. HKTC's total outstanding indebtedness must not exceed US$5 billion and must not breach the financial covenants described above. The subsidiaries of HKTC may only incur indebtedness with the consent of the lenders, and where such permitted indebtedness of a subsidiary exceeds US$5 million, such subsidiary must issue a guarantee in favor of the lenders. The obligations of HKTC must at all times rank at least pari passu with all its other present and future unsecured and unsubordinated indebtedness.

HKTC is restricted in making payments to other PCCW companies outside the HKTC Group other than (i) payment of the proceeds of the Term Loan Facility for the benefit of Doncaster Group Limited for the purpose of repaying in full the outstanding portion of the Bridge Facility, (ii) payment of the balance of the proceeds of the Term Loan Facility to PCCW (such payment not to exceed the total commitment of the lenders under the Term Loan Facility), (iii) permitted dividends and (iv) payment of management fees in the ordinary course of business.

Dividends are only permitted under the Term Loan Facility if they do not exceed (i) 35% of the net profit after tax for that period where the Total Debt to EBITDA ratio is more than 3.5 to 1, (ii) 75% of the net profit after tax for that period where the ratio of Total Debt to EBITDA is greater than 2.5 to 1 but less than or equal to 3.5 to 1 and (iii) 100% of the net profit after tax for that period where the ratio of Total Debt to EBITDA is less than or equal to 2.5 to 1 and HKTC has or will have (after payment of dividends) unencumbered cash reserves of not less than US$175 million. Any interest-free loan to PCCW made in lieu of a dividend must comply with the dividend payment test described above.

The HKTC Group may not make any acquisitions or inject cash into joint ventures unless (a) they are made on an arm's length basis and the target entity is majority-owned and controlled (directly or indirectly) by HKTC or (b) the aggregate consideration less related costs or the fair market value of assets to be acquired does not exceed US$150 million in 2001 and US$300 million at any time thereafter.

The amount of the HKTC Group's capital expenditure in any calendar year is limited by the Term Loan Facility. The capital expenditure limits decrease over time from a maximum expenditure of HK$4,177,500,000 in 2001 to HK$2,878,500,000 in 2008. Capital expenditures not used in any given calendar year may be carried forward to the following calendar year, provided that the amount carried forward does not exceed HK$1,000,000,000.

In addition, HKTC must protect and maintain all licences (including the FTNS licence), authorisations, consents and approvals under all applicable telecommunications regulations (including the Telecommunications Ordinance) which are material for the conduct of its core business and must comply with all material conditions attaching thereto.

Events of Default

The Term Loan Facility describes the events or circumstances that would constitute an Event of Default. They include non-payment of any amount payable under any Finance Document (as defined in the Term Loan Facility), failure to comply with the financial covenants enumerated above, as well as a breach of specific covenants.

The specific covenants that must be complied with include a negative pledge, limitations on disposals, the requirement of majority control of HKTC by PCCW, limitations on additional indebtedness, restrictions on payments and dividends, limitations on joint ventures and acquisitions, as well as mergers or a change of control by Li Tzar Kai, Richard.

Breach of other undertakings that are remediable and not remedied within 20 business days of receipt of notice requiring remedy or, if earlier, within 20 business days of HKTC becoming aware of such breach, will constitute an Event of Default.

An Event of Default will also occur if any member of the HKTC Group becomes insolvent or subject to insolvency proceedings, creditors' processes or distress. In addition, a suspension, threatened suspension or expropriation of the HKTC Group's business or assets will constitute an Event of Default. Furthermore, an Event of Default will occur if HKTC's FTNS licence is revoked, suspended or made subject to such conditions as would have a material adverse effect.

An Event of Default will also occur if HKTC's auditors qualify their report (other than with technical qualifications which are not material to the financial position of the HKTC Group) to any audited financial statements so as to cast doubt on their accuracy in any material respect or on the ability of the HKTC Group to continue as a going concern. In addition, an Event of Default will occur if any party to the Finance Documents (other than the lenders and their agents) rescinds or purports to rescind any Finance Document in whole or in part where doing so would have a material adverse effect.

In addition, an Event of Default will occur if it becomes unlawful for HKTC to perform any of its material obligations under the Finance Documents, and non-performance would have a material adverse effect, or if HKTC makes a material misrepresentation which is capable of being remedied and is not remedied within the applicable grace period. A material adverse change in the business, assets or financial condition of the HKTC Group would also be an event of default. Any indebtedness of the HKTC Group which in the aggregate exceeds US$25 million, and which is not paid on its due date, is declared due and payable before its maturity or is repayable on demand and is not repaid on demand, will also constitute an Event of Default.

Upon an Event of Default which is continuing, the facility agent may (and shall if so directed by the lenders whose participations in the Term Loan Facility amount, in the aggregate, to more than 66⅔% of the Term Loan Facility) cancel the total commitments under the Term Loan Facility, declare all or part of the loans immediately due and payable, or declare all or part of the loans due and payable on demand.

In addition to the provisions of the Term Loan Facility, the terms and conditions of the Yen Notes and the Notes due 2011, each as defined in "Management's Discussion and Analysis and Results of Operations — Management's Discussion and Analysis of Financial Conditions and Results of Operations of HKTC", contain certain covenants, such as a limitation on liens and on dividends and events of default.

Business of PCCW

Overview

PCCW is one of Asia's largest integrated communications companies and Hong Kong's leading provider of integrated fixed line telecommunications. The PCCW Group comprises the following main business areas:

- *Telecommunications Services,* which is principally comprised of HKTC, the major provider of telecommunications services within Hong Kong;
- *eSolutions* and *Internet Data Centres* offer IT solutions and hosting within Hong Kong and greater China, *Internet Services* offer access and multimedia content services to consumers;
- *Infrastructure* covers PCCW's property portfolio in Hong Kong and greater China including the Cyberport development in Hong Kong; and
- through a strategic alliance with Telstra PCCW owns 50% in *Reach* offering international connectivity services primarily within the Asia region and 40% in *RWC* covering mobility services.

Each of the above businesses is focused on serving and developing its particular market sector where it has a competitive advantage, the ability to leverage its scale, products and brand name for growth. These units have been established as stand-alone businesses with separate management and financial reporting. Transactions between PCCW businesses are conducted on an arm's-length basis.

Strong synergies exist between these businesses. For example, eSolutions offers IT services which utilise HKTC's infrastructure as well as Data Centre hosting services. The PCCW Group's channels to market are managed and offered as a one-stop shop and service for customers through consumer and commercial sales teams. Corporate functions such as finance, legal and human resources are provided on a central services basis and charged to the business operations to minimise duplication of overheads and to leverage scarce skills.

PCCW is focused on growing these businesses both within each of their home markets and to expand its services into the greater China and Asian markets where it can build on its core competencies.

The ordinary shares of PCCW are listed on the Hong Kong Stock Exchange under the stock code 0008, and its American Depositary Shares are listed on the New York Stock Exchange, Inc. under the ticker symbol PCW.

Founded as Tricom Holdings Limited in 1979, the company changed its name to PCCW in August 1999 when Pacific Century Group, a group of holding companies controlled by Li Tzar Kai, Richard, acquired a controlling interest. Mr. Li was the founder in 1990 of STAR TV, Asia's first satellite-delivered cable television service. Mr. Li formed Pacific Century Group in 1993 with the proceeds from the sale of STAR TV to News Corporation.

In August, 2000, PCCW acquired HKT, previously known as Hong Kong Telecommunications Limited, Hong Kong's leading provider of telecommunications services. At the time of the acquisition, HKT was HKTC's indirect parent company.

HKTC is an indirect wholly-owned subsidiary of PCCW and forms the most significant part of PCCW's Telecommunications Services Sector businesses. PCCW's other telecommunications services also include customer premises equipment sales and services and call centre services in Hong Kong that are carried out by other subsidiaries of PCCW and are not accounted for in HKTC's results. Although PCCW has a 31 December fiscal year end, HKTC retains its historical 31 March year end.

Business

PCCW's operations are currently conducted under the following business segments:

Telecommunications Services

Telecommunications Services is principally comprised of HKTC's business. In addition to HKTC's business of Local Telephony, Local Data, International Telecommunications and Other Services, PCCW also has businesses providing network and other value-added services, Teleservices, consumer telecommunications consulting services, customer premises equipment and a number of other telecommunications business services. Building on 120 years of telephone network-operating skills, and US$4.7 billion it has invested in sophisticated infrastructure over the past 10 years, PCCW intends to expand selectively its telecommunications capabilities into greater China and beyond.

For more information on HKTC's business, see "Business — Business of HKTC".

Local Equipment Sale and Rental. PCCW has been conducting customer premises equipment business since its inception in 1979 and has retained this business after the disposal of Tricom Holdings Limited's other businesses in the restructuring of the PCCW Group in 1999. PCCW's customer premises equipment business includes the sale, marketing and servicing of a full range of business telephone systems, peripherals and office automation products, such as voice messaging and call accounting systems, burglar alarms and closed circuit television and facsimile machines.

Telecommunication Services also supplies a full range of private automated branch exchange equipment, personal computers, modems, home-use cordless telephones, mobile telephones and pagers. It leases certain products to customers, such as basic telephone sets and business exchange equipment. In addition, it designs and provides individualised telecommunications systems that integrate voice and data switching equipment from various suppliers, and supplies and installs local and wide area data network equipment. It does not manufacture telecommunications equipment.

Teleservices. PCCW Teleservices comprise contact centre design, build and maintenance, and outsourcing services.

The business now operates one of Asia's largest and most advanced 24-hour contact-management centres, receiving approximately 10 million calls each month.

Through years of experience in managing contact centres both for its internal business and external clients including multi-national companies and large corporations, the capacity of PCCW Teleservices, in terms of agent positions, has grown significantly in the region, reaching more than 3,000 agents. Currently, PCCW has contact centres in Hong Kong, Beijing, Guangzhou, Taipei and continues to grow in the region.

Taiwan Telecommunication Network Services Co., Ltd. PCCW owns a 56.56% equity interest in Taiwan Telecommunication Network Services Co., Ltd. ("TTNS"), a data network service provider whose major products include high speed packet data utilising ATM and information networks and Internet access supported by an extensive fibre optic network.

TTNS is well positioned to provide mission-critical services to customers across financial, manufacturing and service industries. TTNS's major customers are key financial institutions and top 500 corporations in Taiwan, including Over-the-Counter Securities Exchange Centre in Taiwan, the Taishin Bank and the Formosa Group.

eSolutions

eSolutions is one of the leading IT solutions providers in greater China and targets four key industries: finance, public sector, multimedia communications and manufacturing, providing end-to-end systems and Internet-infrastructure solutions to support enterprise-customer requirements across Asia. Employing approximately 700 information technology professionals, its service scope includes business consulting, systems integration, applications development, online security and payment platforms, business Internet portals and logistics and fulfilment services.

PCCW also established an e-commerce software development centre in the Shenzhen Special Economic Zone in China to provide enterprise solutions to customers across greater China.

During the past year, eSolutions has signed and/or completed several important systems contracts in Hong Kong and in greater China, including (a) a ten year teaming agreement with IBM China/Hong Kong Ltd. to provide a wide range of IT Services to enterprises and organisations across a number of industry sectors, (b) the development of the Order Routing System and the Multiple Workstation System for the third generation of the Automatic Order Matching and Execution System for Hong Kong Exchanges and Clearing Limited, (c) the development of on-line stock trading platform for a local financial institution, (d) a contract with the Planning and Lands Bureau of the Hong Kong government to conduct a consultancy study on data alignment involving three bureaus and 13 government departments, (e) development of an integrated and call centre and related support services using the latest IT technology and CRM solutions for the Hong Kong government's Efficiency Unit, (f) development of a wireless local area network for the Hong Kong Airport Authority, (g) contracts from a leading Japanese multimedia conglomerate to provide consulting service, design the network and system architecture and build all key components for its Internet access service and e-commerce platforms and (h) systems integration business with the largest non-state owned insurance company in mainland China.

PCCW operates PCCW Directories Limited, a wholly-owned telephone directory advertising business in Hong Kong and one of the market leaders in directory publications in Asia. In November 2000, PCCW acquired 37.65% of the issued share capital of ChinaBig.com Limited which, through a subsidiary, operates one of the largest telecom directory businesses in mainland China. China United Telecommunications Corp. (H.K.) Limited is a co-shareholder in ChinaBig.com Limited.

Internet Data Centres

PCCW has interests in a network of Internet data centres through facilities located in Hong Kong, Beijing, Shanghai and Taiwan. These data centres are intended to provide reliable and secure environment in which customers can have total solutions in managed hosting services, security services, network and facilities management and monitoring.

PCCW operates one of Hong Kong's largest data centre facilities under the Powerb@se brand. Powerb@se is the first data-centre operation in the Asia-Pacific region to receive Sun Microsystems' SunTone^{SM} Certification for service quality. Powerb@se has established a base of customers including major corporate and public sector institutions requiring mission-critical solutions. Powerb@se has recently acquired the referral of customers from a number of distressed data centre operators including AsiaOnline and iAsiaWorks.

Internet Services

PCCW is one of Asia's leading broadband service providers, with more than 600,000 retail broadband and narrowband Internet access customers as of June 2001. Leveraging this customer base, PCCW offers NOW.com.hk, which enables its members to enjoy a wide variety of streaming media, including movies, music videos, news and online games at steady speeds of up to 800 Kbps.

NOW.com.hk operates independently of the English-language NOW service which features sports and online game-oriented content at www.now.com. India-focused content is available at *www.india.now.com*, with a fourth, largely game-based content service, planned for Japan.

On 4 July 2001, PCCW announced a new strategy for its Internet Services (formerly "Business-to-Consumer") businesses. PCCW stated its intention to transfer its existing retail broadband access business in Hong Kong to HKTC, subject to applicable regulatory and other consents or approvals. This business currently accounts for a substantial majority of HKTC's wholesale broadband business. PCCW believes that this transfer should facilitate improved marketing of retail broadband access services and a more efficient cost structure. PCCW currently intends to complete the transfer, which may also include the transfer of PCCW's narrowband access business to HKTC, as soon as practicable.

Share Transaction Acquisition of Licence to Use Sports Archive and Programmes. PCCW acquired a licence to use existing and future sports archive and programming owned by TWI pursuant to an archive licence and a programme licence each dated 31 December 2001 and between PCCW and TWI. See "Recent Developments — Recent Developments of PCCW — Share Transaction Acquisition of Licence to Use Sports Archive and Programmes".

Infrastructure

PCCW Infrastructure manages an infrastructure and property portfolio in Hong Kong and greater China. It also engages in developments, including the Cyberport project described below, in Hong Kong.

Revenues are principally derived from external property projects and rental from investment properties leased to third parties, including space leased at Pacific Century Place in Beijing, as well as the Broadway building, and PCCW's headquarters building, PCCW Tower, both in Hong Kong.

This business unit also provides property management services to PCCW's other businesses.

Cyberport. In May 2000, PCCW signed the Cyberport Project Agreement with the Hong Kong government to design, build and market the Cyberport Project at Telegraph Bay on Hong Kong Island. The Cyberport Project will consist of specially designed commercial space dedicated to high-technology industries with related retail, residential, recreational and educational facilities. This technology-themed project is being built to create a nurturing business environment with which Hong Kong can attract and retain technology businesses.

The Cyberport Project will contain a wide range of information technology facilities including a network operations centre, a multimedia laboratory and production centre and a central data exchange, all connected by an internal private network.

PCCW has agreed with the Hong Kong government that the Cyberport project construction costs will not exceed HK$15,800 million. This figure was based on a cost assessment conducted by professional quantity surveyors. PCCW is required to cover any cost overruns above HK$15,800 million, where such overruns are not as a result of a variation to the scope of works agreed with the Hong Kong government. Under the agreement, the Hong Kong government is providing the site, while PCCW is responsible for the provision and procurement of funds to complete the project. PCCW does not have to acquire or pay for the right to develop the Hong Kong government's land and, accordingly, PCCW does not obtain any title to the site.

Construction of the project consists of two "Portions" and several phases. The "Cyberport Portion" comprises office towers, a retail centre, a hotel, recreational facilities, some residential units and car parks. This portion will be transferred to the Hong Kong government on completion and leased to qualified IT companies. Therefore, PCCW will not receive rental or other income derived from it. The "Residential Portion" comprises residential premises and car parks as well as recreational facilities, all of which will be offered for sale. The surplus proceeds derived from the sale will be shared by the Hong Kong government and by PCCW as the developer in a ratio determined by the respective capital contributions. PCCW's capital contribution is the amount of equity or debt (exclusive of debt raised by pledging the development right) injected into the project to meet the qualified expenditure. The land value of the Residential Portion will constitute the Hong Kong government's deemed capital contribution.

Phase One, comprising 23,000 square metres of office space in the Cyberport Portion, commenced in early 2000 and is expected to be completed in the second quarter of 2002. The rest of the Cyberport Portion is expected to be completed in phases during 2002 and 2003, with the Residential Portion to be completed in phases between 2004 and 2007. The units thereof may, however, be pre-sold in the market prior to completion in accordance with normal market practice.

Greater China Investment and Development Portfolio. PCCW developed and is the majority owner of Pacific Century Place in Beijing, a 220,000 square-metre high quality business and residential complex which PCCW manages as an investment property rented to third parties. IBM and Nokia are the major tenants of the complex's two office towers.

PCCW acquired PCCW Tower, a premium office block comprising 544,000 square feet of offices in 42 storeys, as a result of the acquisition of HKT in August 2000.

Others

PCCW Japan. On 7 November 2000, PCCW completed the acquisition of Jaleco Limited, now named Pacific Century CyberWorks Japan Co., Ltd., a publicly traded company in Japan which develops video game software.

PCCW's acquisition of PCCW Japan provides a business infrastructure to exploit the opportunities of the Japanese Internet and media markets. PCCW Japan is pursuing three main business lines: the development of CS NOW Corporation, content aggregation and export services, and the restructuring of the existing video game software business focused on the development of online gaming services.

CyberWorks Ventures. CyberWorks Ventures was established in June 1999 to take strategic positions in, incubate and operate a portfolio of Internet technology companies that have synergies with PCCW's core businesses.

In the future, CyberWorks Ventures intends to assist other PCCW business units in the execution of their growth strategies and intends to participate in investments that add value to PCCW businesses.

Connectivity Services

PCCW contributed the former international communications gateway and exchange and transmission facilities of HKTC to its global connectivity joint venture with Telstra Australia, called Reach. Reach is Asia's largest international provider of combined voice, private line and IP data services. It is also one of the world's top ten carriers of international voice traffic. Reach's products and services include telephone, data and video communications services, international private leased circuits, virtual private network services, and satellite broadcast up-linking and down-linking services. Reach has interests in more than 50 submarine cable and satellite systems (including the largest satellite teleport in Asia), and landing rights in most major markets including North America, Japan, Singapore, Hong Kong, Australia, and Europe. Reach is headquartered in Hong Kong, with a significant business presence in Australia and offices across North America, Europe, and Asia.

Reach's regional backbone comprises 20 points of presence in 14 countries, and landing points in Australia, Hong Kong, Japan, Korea, Taiwan, with connectivity to Europe, the United States, the Middle East, Asia and the Pacific. As well, Reach has bilateral relationships with more than 272 international carriers worldwide, providing access to a similar number of countries and territories and ensuring seamless global connectivity.

Reach is intended to be the primary vehicle for the implementation of PCCW's and Telstra's cross-border connectivity infrastructure strategy.

On 19 December 2001, Reach announced the acquisition of the Asian assets of the US-based broadband infrastructure company, Level 3. See "Recent Developments — Recent Developments of PCCW — Reach Acquired Level 3's Asian Assets".

Mobility Services

In February 2001, PCCW contributed the mobile communications assets of HKT's then wholly-owned subsidiary, CSL, to PCCW's RWC business venture with Telstra in which PCCW owns a 40% interest. Telstra owns the remaining 60% interest, the consideration for which was paid in cash to PCCW.

CSL operates an advanced digital Global System for Mobile communication ("GSM") mobile network and a Digital Advanced Mobile Phone System ("DAMPS") mobile network, and serves all local Hong Kong market segments through three brand names: "1010", which targets business clients; "One2Free", a youth-oriented brand; and "1+1", a value-oriented network. CSL provides packages of post-paid mobile services and pre-paid rechargeable stored value mobile SIM cards. CSL also provides innovative multiple-platform applications such as e-mail, financial news, stock trading, banking, wireless betting and entertainment games. It also supplies mobile handsets.

In May 2000, CSL became the first Hong Kong mobile operator to offer High-Speed Circuit-Switched Data at rates as high as 43.2 Kilobits per second. In November 2000, CSL introduced General Packet Radio Services ("GPRS"). GPRS can provide transmission speeds of up to 115 kilobits per second to and from devices accessing its wireless network and can provide "always on" connectivity. CSL offers GPRS packages with a monthly access charge inclusive of a fixed amount of data transmission with additional charges based on the volume of data transmission.

In October 2001, OFTA completed the award of 3G mobile carriers licences to four existing mobile phone operators in Hong Kong, including CSL. As the auction process for the four licences attracted only four bidders, the licences were awarded at the reserve price.

CSL's mobile network development is focused on supporting access to advanced mobile multimedia and e-commerce services through adoption of the Universal Mobile Telephone System ("UMTS") which is intended to be a worldwide standard of 3G mobile high speed wireless data technologies. The selected 3G technology will be evolved on CSL's existing GSM platform. It is intended to enable users to receive and send data at a rate of up to 2 Mbps.

RWC is intended to be PCCW's and Telstra's primary vehicle for the mobile wireless operations in the Asia Pacific region, other than Australia and New Zealand. It is also PCCW's exclusive vehicle for mobile wireless operations in greater China.

Employees

As of 30 June 2001, PCCW had approximately 15,000 employees. The majority of these employees work in Hong Kong.

Share Option Scheme

PCCW has adopted a share option scheme (the "Scheme") which provides for the grant of options to purchase Shares to the full-time employees of PCCW or any of its subsidiaries, including directors of PCCW and its subsidiaries. The maximum number of Shares in respect of which options may be granted under the Scheme may not exceed 10 per cent in nominal amount of the issued share capital of PCCW from time to time excluding the aggregate number of Shares which have been duly allotted and issued pursuant to the Scheme. Upon the grant of the option, the employee must pay HK$1.00 to PCCW as consideration for the grant. PCCW will not list the options it grants under the Scheme. Further, the employee cannot sell, transfer or encumber the options. The Scheme is administered by PCCW's board of directors. The maximum term of the options granted under the Scheme is 10 years. See also "Description of Ordinary Shares" below for details of the share options outstanding under the Scheme.

Description of Indebtedness

The significant indebtedness of PCCW currently comprises the Yen Notes, the Notes due 2011 (in each case, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of HKTC — Overview — Recent Financings and Prepayment of Term Loan Facility"), the Telstra Convertible Bonds (as defined below), the Bonds due 2005 (as defined below) and the Term Loan Facility (see "Business — Business of HKTC — Summary of Term Loan Facility").

In February 2001, PCCW issued to Telstra a US$750 million convertible bonds due 2006 ("Telstra Convertible Bonds"). The Telstra Convertible Bonds are convertible into PCCW ordinary shares at an initial conversion price equal to the US dollar equivalent of HK$6.886 per share, which will be adjusted from time to time pursuant to certain adjustment events which are usual or customary in convertible bond issues. The Telstra Convertible Bonds initially bear interest at 5% per annum which will step up to 7% per annum in 2005.

On 5 December 2000, PCCW Capital Limited, a wholly-owned subsidiary of PCCW, issued convertible bonds due 2005 ("Bonds due 2005") with the principal amount of US$1,100 million. The Bonds due 2005 are listed on the Luxembourg Stock Exchange, and are convertible into ordinary shares of PCCW at US$1.0083 (approximately HK$7.865) per share at any time on or after 5 January 2001 and prior to the close of business on 21 November 2005 and bear interest at 3.5 percent per annum, payable annually in arrears. Unless previously cancelled, redeemed or converted, the Bonds due 2005 will be redeemed in US dollars at 120.12 percent of the principal amount together with accrued interest on 5 December 2005. If the Bonds due 2005 are fully converted, PCCW will be required to issue approximately 1,091 million ordinary shares. Up to 30 June 2001, none of the Bonds due 2005 had been converted into ordinary shares of PCCW.

PCCW has long term loan facilities for the development of Pacific Century Place, Beijing taken out with various banks in the PRC amounting to HK$992 million as of 30 June 2001. Such loan facilities have repayment terms ranging from one to three years.

Significant Subsidiaries

PCCW is a holding company for the following significant subsidiaries as at 18 January 2002:

Name of company	Country of incorporation	Equity interest attributable to PCCW
Cyber-Port Limited	Hong Kong	100.00%
CyberWorks Ventures Limited	Bermuda	100.00%
Pacific Century CyberWorks Japan Co., Ltd.	Japan	76.13%
Pacific Convergence Corporation, Ltd.	Cayman Islands	84.98%
PCCW IMS Limited	Hong Kong	100.00%
PCCW Properties (HK) Limited	Hong Kong	100.00%
PCCW-HKT Limited	Hong Kong	100.00%
PCCW-HKT Telephone Limited	Hong Kong	100.00%
Taiwan Telecommunication Network Services Co., Ltd.	Taiwan	56.56%

Litigation

Neither PCCW nor any of its subsidiaries is a defendant in any material litigation or arbitration of material importance and no material litigation or claim is known to the directors of PCCW to be pending or threatened against PCCW or any of its subsidiaries.

Members of the PCCW Group have instituted legal proceedings against certain operators of telecommunications networks to recover lost revenue resulting from the activities of those operators whom PCCW believes were involved in the diversion of international telecommunications traffic in breach of its legal rights. The aggregate amount claimed by members of the PCCW Group in these proceedings is in excess of HK$500 million.

Plaintiff	Defendant	Date Commenced	Court	Description of Proceedings	Relief Sought
HKTI	New World Telephone Limited	3 February 1999	High Court	Improper diversion of delivery fees on inbound international traffic	HK$375 million
HKTI	Wharf New T&T Hong Kong Limited	3 February 1999	High Court	Improper diversion of delivery fees on inbound international traffic	HK$157 million

All or any of the PCCW Group's actions may be successful or unsuccessful and no assurance can be given that any recovery will be possible.

MANAGEMENT

Management of HKTC

The following individuals have been appointed to serve as the directors and executive management of HKTC :

Board of Directors

Li Tzar Kai, Richard, aged 35, is a director of HKTC and chairman and chief executive of PCCW. He is also chairman and chief executive of the Pacific Century Group and chairman of Singapore-based Pacific Century Regional Developments Limited.

Before founding the Pacific Century Group, Mr. Li built STAR TV, Asia's first satellite-delivered cable-TV service in 1990. The sale of STAR TV to News Corp. in 1993 provided the capital to launch the Pacific Century Group in October that year.

Mr. Li was born in Hong Kong in 1966. He is a governor of the World Economic Forum for Information Technologies and Telecommunications; a member of the Center for Strategic and International Studies' International Councilors Group in Washington, DC; and a member of the International Advisory Board of the Center for International Development at Harvard University.

Mr. Li is also a member of the United Nations Information and Communication Technology Advisory Group.

Cheung Wing Lam, Linus, aged 53, is a director of HKTC. He is also a deputy chairman of PCCW and a member of PCCW's Executive Committee.

Prior to the merger of PCCW and HKT, Mr. Cheung was an executive director of Cable and Wireless plc and the chief executive of HKT, overseeing more than 14,000 staff.

Before joining HKT in 1994, Mr. Cheung served 23 years with Cathay Pacific Airways. In 1991, he was deputy commercial director of the airline, and the following year joined the Board of Directors as executive director for Hong Kong, finally serving as deputy managing director.

Between 1989 and 1990, Mr. Cheung was seconded full time to serve in the Central Policy Unit of the Hong Kong government. He served as an Official Justice of the Peace in 1990, and as a Non-official Justice of the Peace in July 1992.

Mr. Cheung received a BSocSc degree with Honours, and a Diploma in Management Studies from the University of Hong Kong. He also attended brief management-training courses at a number of institutions including the Harvard Business School, France's INSEAD, Oxford University, the London Business School and the Asian Institute of Management.

Yuen Tin Fan, Francis, aged 49, is a director of HKTC. He joined the Pacific Century Group in 1996 and serves as deputy chairman. He is also deputy chairman of PCCW, a member of PCCW's Executive Committee and chairman of Pacific Century Insurance Holdings Limited.

From 1988 to 1991, he was chief executive of the Hong Kong Stock Exchange. Mr. Yuen was also a founding director of Hong Kong Securities Clearing Company Limited. He served from 1992 to 1994 as a member of the International Markets Advisory Board of NASDAQ in the United States, the second largest stock market in the world.

He served as managing director of Citicorp Scrimgeour Vickers Hong Kong Limited in October 1986, and was appointed to the firm's main board in London in 1987. Mr. Yuen worked for Wardley, a merchant bank, from 1977 to 1985.

Mr. Yuen is chairman of the Board of Trustees of the Hong Kong Centre for Economic Research, a member of the Shanghai People's Political Consultative Committee and a member of the Board of Trustees of Shanghai's Fudan University.

He received a Bachelor of Arts degree in economics from the University of Chicago and is presently a member of the Board of Trustees of the university.

Alexander Anthony Arena, aged 50, is a director of HKTC. He is also an executive director of PCCW, deputy chairman of PCCW's Executive Committee and a director of Pacific Century Regional Developments Limited. He joined the Pacific Century Group in 1998.

Prior to joining the Pacific Century Group, Mr. Arena was a Special Policy Adviser to the Hong Kong government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications in the Office of the Telecommunications Authority of Hong Kong as well as a member of the Broadcasting Authority.

Before his appointment as director-general, Mr. Arena was recruited to plan a reform program for the liberalisation of Hong Kong's telecommunications sector. Prior to his appointment to the Hong Kong government, he was an inaugural member of the Australian Telecommunications Authority, where he served four years.

Mr. Arena has had an extensive career in public administration, specialising in high technology and infrastructure industries. From a practising radio/communications engineer to a public policy maker, his experience spans such diverse areas as the commercialisation of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

Mr. Arena graduated from the University of New South Wales, Australia, with a bachelor's degree in electrical engineering. He completed an MBA at Melbourne University, Australia.

David Norman Prince, aged 50, is a director of HKTC, an executive director and group chief financial officer of PCCW and a member of PCCW's Executive Committee.

He was previously deputy chief executive and finance director of HKT, which he joined in 1981 as financial controller for the European division. In 1984, he served as divisional manager of finance to HKT, where he was involved in international fiber-optic cable extensions and the integration of Hongkong Telephone and Cable & Wireless Hong Kong.

In 1987, he returned to the UK as controller for strategic and financial planning for the Cable & Wireless Group, and was appointed director of marketing for Cable & Wireless Global Services in 1991. In 1994, he was appointed finance director to HKT.

He joined TRW (the US space defence group) in 1977 as commercial director responsible for the finance and commercial activities of a joint venture in the oil industry.

Mr. Prince was educated in the UK and was sponsored at business school by British Gas as part of their management-training scheme, working for the company in purchasing and marketing roles. Later, he moved to the Dutch electronics group, Philips, as management accountant and later as head of one of their audit groups.

Executive Management

Cheung Kam Hung, William. Mr. Cheung is the Chief Operating Officer of PCCW. He is responsible for PCCW's core network-centric services including eSolutions and the Internet Data Centre business units. He was previously an executive director, Local Network and Mobile Services, where he held responsibility for planning, management and operations of the business units. Mr. Cheung joined HKT in 1971 and was a key contributor to the modernisation and digitalisation of the territory's telecommunications network, introducing digital switching and a range of new services.

Lee, Aloysius. Mr. Lee is the Managing Director of PCCW's Commercial Group. He is responsible for five divisions: Commercial Business, Global Business & Consulting Services, eSolutions Business, Contact Center Business and Network Services Business. He was previously President of Group Sales for PCCW. Mr. Lee joined HKT in August 1999, where he was responsible for marketing. Mr. Lee is a Fellow of the Chartered Institute of Marketing.

Hsu, Rita. Ms. Hsu is the Managing Director of PCCW's Consumer Group. She is responsible for implementing PCCW's consumer business strategy. Ms. Hsu was previously a managing director of Chase Manhattan Card Company Limited, where she was responsible for personal financial services and the marketing, brand building, product development, technology and operations for all unsecured loan products. Prior to joining Chase Manhattan, Ms. Hsu has 12 years of experience in consumer banking at Citibank and has worked for a number of international corporations and organisations.

Chan Kee Sun, Tom. Mr. Chan is the President of Consumer Sales & Channel, responsible for all PCCW's consumer sales teams covering shops, kiosks, telesales, partnership sales and consumer roadshows. Mr. Chan has over 13 years of experience with HKT in different managerial and executive roles, covering finance, regulatory, carrier business, marketing and sales.

Chan, Wing Wa. Mr. Chan is President of Network and Services Business, focusing on network development, planning and operation, as well as maintenance and customer services. Mr. Chan has over 24 years of network engineering experience with HKT.

Chow, Gary. Mr. Chow is the President of Commercial Business of PCCW's Commercial Group. He is responsible for sales, marketing and product management for Corporate, SME and Wholesale Customers. Mr. Chow joined HKT in 1986 and has held various senior positions in the sales, marketing, product-management, strategic planning and Customer Relationship Management fields.

Chung, Tommy WC. Mr. Chung is the President of Global Business and is responsible for managing PCCW's international sales and product development operations around the globe. He is also the Managing Partner & President of the newly established Consulting Services business unit at PCCW. Mr. Chung has held a number of management positions in HKT since 1994.

Leung, Dominic. Mr. Leung is the Executive Vice President of PCCW's Consumer Group. He is responsible for marketing, product development and management of the consumer IDD, local telephone services and Internet Access. Mr. Leung has over twenty years experience in the telecommunications industry with HKT.

Share Ownership.

HKTC is an indirect wholly-owned subsidiary of PCCW. Through certain holding companies, Li Tzar Kai, Richard controls approximately 37.4% of the shares of PCCW as at 22 January 2002. Except for Li Tzar Kai, Richard, none of the directors or executive officers holds more than 0.1% of the shares of PCCW.

Management of PCCW

The following individuals are PCCW's executive and non-executive directors:

Executive Directors

Li Tzar Kai, Richard, aged 35, is chairman and chief executive of PCCW. He is also chairman and chief executive of the Pacific Century Group and chairman of Singapore-based Pacific Century Regional Developments Limited.

Before founding the Pacific Century Group, Mr. Li built STAR TV, Asia's first satellite-delivered cable-TV service in 1990. The sale of STAR TV to News Corp. in 1993 provided the capital to launch the Pacific Century Group in October that year.

Mr. Li was born in Hong Kong in 1966. He is a governor of the World Economic Forum for Information Technologies and Telecommunications; a member of the Center for Strategic and International Studies' International Councilors Group in Washington, DC; and a member of the International Advisory Board of the Center for International Development at Harvard University.

Mr. Li is also a member of the United Nations Information and Communication Technology Advisory Group.

Cheung Wing Lam, Linus, aged 53, is a deputy chairman of PCCW and a member of PCCW's Executive Committee.

Prior to the merger of PCCW and HKT, Mr. Cheung was an executive director of Cable and Wireless plc and the chief executive of HKT, overseeing more than 14,000 staff.

Before joining HKT in 1994, Mr. Cheung served 23 years with Cathay Pacific Airways. In 1991, he was deputy commercial director of the airline, and the following year joined the Board of Directors as executive director for Hong Kong, finally serving as deputy managing director.

Between 1989 and 1990, Mr. Cheung was seconded full time to serve in the Central Policy Unit of the Hong Kong government. He served as an Official Justice of the Peace in 1990, and as a Non-official Justice of the Peace in July 1992.

Mr. Cheung received a BSocSc degree with Honours, and a Diploma in Management Studies from the University of Hong Kong. He also attended brief management-training courses at a number of institutions including the Harvard Business School, France's INSEAD, Oxford University, the London Business School and the Asian Institute of Management.

Yuen Tin Fan, Francis, aged 49, joined the Pacific Century Group in 1996 and serves as deputy chairman. He is also deputy chairman of PCCW, a member of PCCW's Executive Committee and chairman of Pacific Century Insurance Holdings Limited.

From 1988 to 1991, he was chief executive of the Hong Kong Stock Exchange. Mr. Yuen was also a founding director of Hong Kong Securities Clearing Company Limited. He served from 1992 to 1994 as a member of the International Markets Advisory Board of NASDAQ in the United States, the second largest stock market in the world.

He served as managing director of Citicorp Scrimgeour Vickers Hong Kong Limited in October 1986, and was appointed to the firm's main board in London in 1987. Mr. Yuen worked for Wardley, a merchant bank, from 1977 to 1985.

Mr. Yuen is chairman of the Board of Trustees of the Hong Kong Centre for Economic Research, a member of the Shanghai People's Political Consultative Committee and a member of the Board of Trustees of Shanghai's Fudan University.

He received a Bachelor of Arts degree in economics from the University of Chicago and is presently a member of the Board of Trustees of the university.

Peter Anthony Allen, aged 46, is an executive director of PCCW and chief financial officer of the Pacific Century Group. He is also the chief financial officer of Pacific Century Regional Developments Limited.

He was educated in England and has a degree in Economics from Sussex University, England. He is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Singapore.

Mr. Allen joined KPMG Peat Marwick in 1976 and in 1980 joined Occidental Schlumberger Limited and worked in various countries holding key finance positions. In 1989, Mr. Allen moved to Singapore as regional financial director of the Vestey Group.

He later joined Bousteadco Singapore Limited as group operations controller in 1992 and Morgan Grenfell Investment Management (Asia) Limited as director and chief operating officer in 1995.

He joined the Pacific Century Group in 1997.

Alexander Anthony Arena, aged 50, is an executive director of PCCW, deputy chairman of PCCW's Executive Committee and a director of Pacific Century Regional Developments Limited. He joined the Pacific Century Group in 1998.

Prior to joining the Pacific Century Group, Mr. Arena was a Special Policy Adviser to the Hong Kong government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications in the Office of the Telecommunications Authority of Hong Kong as well as a member of the Broadcasting Authority.

Before his appointment as director-general, Mr. Arena was recruited to plan a reform program for the liberalisation of Hong Kong's telecommunications sector. Prior to his appointment to the Hong Kong government, he was an inaugural member of the Australian Telecommunications Authority, where he served four years.

Mr. Arena has had an extensive career in public administration, specialising in high technology and infrastructure industries. From a practising radio/communications engineer to a public policy maker, his experience spans such diverse areas as the commercialisation of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

Mr. Arena graduated from the University of New South Wales, Australia, with a bachelor's degree in electrical engineering. He completed an MBA at Melbourne University, Australia.

John Todd Bonner, aged 35, currently stationed in Japan as chief executive officer of PCCW Japan, is an executive director of PCCW and PCCW Japan.

Mr. Bonner joined the Pacific Century Group in Hong Kong in 1994 and was promoted to Head of Business Development in 1996.

He worked in the investment banking division of Alex Brown & Sons between 1991 and 1994.

Jeffrey Amsden Bowden, aged 55, is an executive director and executive vice president, Corporate Strategy, of PCCW. He was previously vice president, Corporate Strategy and Assurance and vice president, Merger Integration, at the NYNEX Corporation, where he led the company's merger integration with Bell Atlantic.

Mr. Bowden has served twice as a vice president and director of the Boston Consulting Group Inc., one of the world's leading business international strategic-management consulting companies. He was co-head of the firm's North America Technology and Communications Practice, directing the group's client relationships with North America's leading communications and data-services providers.

Born and raised in the Chicago area, Mr. Bowden received a Bachelor of Science degree in mechanical engineering from the University of Michigan and a MBA from the Harvard Graduate School of Business Administration.

Cheung Kam Hung, William, aged 52, is an executive director and chief operating officer of PCCW, responsible for PCCW's core network-centric services including eSolutions and the Internet Data Centre business units.

Mr. Cheung spearheads PCCW's business development and operations in greater China, and, as a member of the PCCW's Executive Committee, contributes to strategic planning.

A veteran in the telecommunications industry, Mr. Cheung originally joined HKT in 1971, when it was known as Hongkong Telephone. He has held a number of senior posts in the company since then, including chief operations officer for the group's Internet Services Department; executive director, Local Network and Mobile Services, where he was responsible for planning, management and operations of the business units; director of Network Operations; and executive director, Human Resources.

He was a key contributor to the modernisation and digitalisation of the territory's telecommunications network, introducing digital switching and a range of new services.

He holds both a Bachelors and Masters Degree in electrical and electronic engineering from the University of Hong Kong.

Chung Cho Yee, Mico, aged 41, joined the Pacific Century Group in March 1999 and is an executive director, responsible for the Pacific Century Group's merger and acquisition activities. He is a qualified solicitor by profession.

Mr. Chung graduated from the University College, University of London, England, with a law degree in 1983. He qualified as a solicitor in Hong Kong in 1986, after which he worked in the commercial department of a law firm in Hong Kong for two years. He joined the corporate finance department of Standard Chartered Asia Limited, the investment banking arm of Standard Chartered Bank in 1988.

He became a director and the general manager of Bond Corporation International Ltd. in 1990, leaving to join China Strategic Holdings Ltd. in January 1992.

Ma Si Hang, Frederick, aged 49, is an executive director of PCCW, responsible for the financial performance and strategic direction of all present and future subsidiaries and associated companies of the PCCW Group, ensuring their objectives are cohesive and consistent with the PCCW Group's overall growth strategy.

Mr. Ma joined Chase Manhattan Bank in 1973 where he served in a variety of positions in Hong Kong, New York and Canada, within the institution's credit, commodity-financing and institutional-banking divisions.

In 1980, he joined investment firm Pitfield Mackay Ross and Co. in Toronto as an investment analyst, then oversaw the firm's Hong Kong operations in 1985 after its merger and relaunch as RBC Dominion Securities. Subsequently, Mr. Ma served as managing director of equity operations at RBC Dominion Securities International Inc. in London.

In 1990, he joined construction and contracting giant Kumagai Gumi (HK) Ltd., which participated in the construction of Hong Kong International Airport and the Tsing Ma Bridge.

Mr. Ma was Kumagai managing director when he left the firm in 1998, returning to Chase Manhattan as managing director and Asia area executive, spearheading business growth strategy for Chase's Global Private Bank. Following the January 2001 merger of J.P. Morgan and Chase Manhattan, Mr. Ma was appointed chief executive, Asia Pacific, of J.P. Morgan Private Bank.

David Norman Prince, aged 50, is an executive director and group chief financial officer of PCCW and a member of PCCW's Executive Committee.

He was previously deputy chief executive and finance director of HKT, which he joined in 1981 as financial controller for the European division. In 1984, he served as divisional manager of finance to HKT, where he was involved in international fiber-optic cable extensions and the integration of Hongkong Telephone and Cable & Wireless Hong Kong.

In 1987, he returned to the UK as controller for strategic and financial planning for the Cable & Wireless Group, and was appointed director of marketing for Cable & Wireless Global Services in 1991. In 1994, he was appointed finance director to HKT.

He joined TRW (the US space defence group) in 1977 as commercial director responsible for the finance and commercial activities of a joint venture in the oil industry.

Mr. Prince was educated in the UK and was sponsored at business school by British Gas as part of their management-training scheme, working for the company in purchasing and marketing roles. Later, he moved to the Dutch electronics group, Philips, as management accountant and later as head of one of their audit groups.

Peter To, aged 54, is an executive director of PCCW and the overall representative for PCCW in its joint venture with the Hong Kong government on the Cyberport project. He is a former deputy chairman of PCCW and former managing director of PCCW's Infrastructure & Real Estate Division, responsible for the overall strategy of the property-development business of PCCW and the Cyberport project.

He has been active in property development and investment for more than 27 years. Prior to joining Pacific Century Group in September 1997, he was managing director of the Hutchison Whampoa Property Group.

From 1983 until July 1997, Mr. To was responsible for development, marketing and management of all development and investment properties, more than 2.5 million square metres, in Hutchison Whampoa Property Group's portfolio. This encompassed a wide range of industrial and warehousing, commercial and residential-development projects in both Hong Kong and major cities in the PRC.

Mr. To obtained a Certificate of Housing Management from the University of Hong Kong and is a Fellow of both the Chartered Institute of Housing (UK) and the Hong Kong Institute of Housing.

Non-Executive Directors

Prof. Chang Hsin-kang, aged 61, is an independent non-executive director of PCCW.

He is currently the President and University Professor of City University of Hong Kong. He has taught at several major universities in North America and served in a number of science and technology organisations, and public advisory bodies in both the US and Hong Kong.

He is a member of the Council of Advisors on Innovation and Technology and chairman of the Culture and Heritage Commission and member of the Judicial Officers Recommendation Commission. Prof. Chang is a foreign member of the Royal Academy of Engineering of UK and Chevalier dans l'Ordre National de la Legion d'Honneur of France.

Prof. Chang also serves as a non-executive director of Pacific Century Insurance Holdings Limited, a subsidiary of Pacific Century Regional Developments Limited, the parent company of PCCW.

Dr. Fung Kwok King, Victor, aged 56, is an independent non-executive director of PCCW. Dr. Fung served as a non-executive director of HKT from 5 November 1992 until 17 August 2000.

He is currently chairman of the Li & Fung Group, the Hong Kong Airport Authority and the Hong Kong University Council.

From September 1991 to September 2000, Dr. Fung was chairman of the Hong Kong Trade Development Council. In 1996, Dr. Fung was appointed Hong Kong Representative on the APEC Business Advisory Council.

Dr. The Hon Li Kwok Po, David, OBE, JP, aged 62, is an independent non-executive director of PCCW. He was previously a non-executive deputy chairman of HKT and served as a director of that company from 30 November 1987 until 17 August 2000.

He is chairman and chief executive of the Bank of East Asia and represents the Finance Constituency in the Legislative Council of Hong Kong. Dr. Li is a member of the Exchange Fund Advisory Committee, Banking Advisory Committee, Hong Kong Association of Banks, Mandatory Provident Fund Schemes Authority and The Hong Kong Mortgage Corporation Limited.

Sir Roger Lobo, CBE, JP, aged 78, is an independent non-executive director of PCCW and chairman of the Audit Committee of the Board.

He is also a director of several organisations including Shun Tak Holdings Limited, Johnson & Johnson (HK) Ltd., Kjeldsen & Co. (HK) Ltd., P. J. Lobo & Co. Ltd., Pictet (Asia) Ltd. and Melco International Development Ltd.

His extensive record of public service includes serving on the Hong Kong Housing Authority, Urban Council, as a member of the Executive Council, senior member of the Legislative Council, Commissioner of Civil Aid Services, chairman of the Hong Kong Broadcasting Authority and chairman of the Advisory Committee on Post-retirement Employment.

He currently serves as chairman (Board of Trustees) of Vision 2047 Foundation, vice-patron of the Community Chest of Hong Kong and the Society for the Rehabilitation of Offenders, and Advisory Board member of Hong Kong Aids Foundation.

Sir Roger has been the recipient of several awards and honours from the British Crown and the Vatican.

Avram Miller, aged 57, is a non-executive director of PCCW.

He joined Intel Corporation in 1984 and held a number of executive positions. His most recent position was a corporation vice president of Business Development.

In April 1999, he left Intel to start The Avram Miller Company, a strategy and business development company where he is the chief executive officer.

Mr. Miller is also active in a number of non-profit making organisations including Plugged In and is a Trustee of the California Institute of the Arts. He resides in San Francisco, California.

The Hon Raymond George Hardenbergh Seitz, aged 61, is a non-executive director of PCCW and was a non-executive director of HKT from October 15, 1997 until August 17, 2000. He was appointed to the Board of Cable and Wireless plc in 1995.

He is currently vice-chairman of Lehman Brothers International, and was US Ambassador to Great Britain from 1991 to 1994. Prior to that, he was US Assistant Secretary of State for Europe from 1989 to 1991, and Minister at the US Embassy in London from 1984 to 1989.

The following individual is a senior executive involved in the management of PCCW:

Robert Charles Nicholson was appointed as a Senior Advisor to the Board of Directors of PCCW in August 2001. Mr. Nicholson advises the Board in relation to strategic and operational matters and has overall responsibility for legal and regulatory affairs.

Mr. Nicholson qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a senior partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications and media, debt and equity capital markets, corporate reorganisations and the privatisation of state-owned enterprises in the PRC.

PRINCIPAL SHAREHOLDERS OF PCCW

The following table sets forth, as at 22 January 2002, certain information about the ownership of Shares of PCCW by (i) the shareholders who were directly or indirectly interested in 10% or more of the outstanding ordinary shares according to the register of substantial shareholders maintained by PCCW under section 16(1) of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") and (ii) the executive and non-executive directors of PCCW.

Name of Shareholder	Notes	Number of Ordinary Shares	% of Total
Cable and Wireless plc ("C&W plc")	1	3,259,384,610	14.4
Cable and Wireless (Investments) Limited ("CWIL")	1	3,259,384,610	14.4
Cable and Wireless (Far East) Limited ("CWFE")	1	3,259,384,610	14.4
UBS AG ("UBS")	1	3,285,099,270	14.5
Pacific Century Regional Developments Limited ("PCRD")	2	7,592,249,517	33.5
Anglang Investments Limited ("Anglang")	2	7,592,249,517	33.5
Pacific Century Group (Cayman Islands) Limited ("PCG(CI)")	2	7,592,249,517	33.5
Pacific Century International Limited ("PCIL")	2	7,592,249,517	33.5
Pacific Century Group Holdings Limited ("PCG")	3	8,038,460,731	35.4
Yasumitsu Shigeta ("Mr Shigeta")	4	8,038,460,731	35.4
Li Tzar Kai, Richard	5	8,825,821,854	38.9

Notes:

1. On 2 April 2001, UBS Warburg, a business group of UBS acquired a notifiable interest in the Shares which (together with its interest in the Shares acquired prior to 2 April 2001) amounted to 3,285,099,270 Shares. Such interests arose in connection with the following:

   (a) In connection with the C&W plc US$1,504,331,000 Zero Coupon Exchangeable Bonds due 2003 ("C&W Exchangeable Bonds") exchangeable into Shares, on 2 April 2001 UBS entered into certain call option arrangements with CWFE, under which CWFE granted to UBS call options over 3,259,384,610 Shares then directly or indirectly beneficially owned by CWFE; and UBS granted to CWFE call options over 3,259,384,610 Shares.

   (b) UBS also has an interest arising under an underwriting commitment in respect of the C&W Exchangeable Bonds that means it has a conditional interest in the Shares underlying the C&W Exchangeable Bonds. Any exercise of the exchange right in relation to the C&W Exchangeable Bonds will be reflected in the call option arrangements described in sub-paragraph (a) above such that at no time will UBS be interested in more than 3,259,384,610 Shares in aggregate under the above arrangements.

   (c) On 2 April 2001, UBS exercised call options over 1,600,000,000 Shares pursuant to the call options described in sub-paragraph (a) above. As a result, UBS retains the right to call for the delivery of 1,659,384,610 Shares from CWFE under such call option arrangements.

   (d) Following the exercise by UBS on 2 April 2001 of call options over 1,600,000,000 Shares as described in sub-paragraph (c) above, UBS holds 1,625,714,660 Shares (including 25,714,660 Shares it held prior to 2 April 2001).

   (e) On 4 December, 2001, CWIL entered into an agreement for the purchase of C&W Exchangeable Bonds exchangeable into 433,332,000 Shares from UBS.

   As a result of the above transactions, C&W plc, CWIL and CWFE are each deemed to be interested in 3,259,384,610 Shares under the SDI Ordinance, including the 1,659,384,610 Shares which are held by C&W plc through CWIL and CWFE.

2. PCRD holds 7,592,249,517 Shares, including 455,000 Shares held in the form of 45,500 American Depositary Receipts ("ADR"), each ADR representing 10 Shares. Approximately 37.8% and approximately 37.5% of the issued share capital of PCRD are held by Anglang and PCG(CI) respectively. The entire issued share capital of Anglang is held by PCG(CI). In turn, the entire issued share capital of PCG(CI) is held by PCIL and the entire issued share capital of PCIL is held by PCG. All the Shares referred to herein relate to the same parcel of Shares held by PCRD.

3. The Shares referred to herein include the 103,709,434 Shares held by PCG, the 7,592,249,517 Shares held by PCRD and the 342,501,780 Shares held by Mr. Shigeta. As PCG and Mr Shigeta are parties to an agreement to which Section 9 of the SDI Ordinance applies, PCG is deemed to be interested in the 342,501,780 Shares held by Mr. Shigeta.

4. The Shares referred to herein include 7,695,958,951 Shares in which PCG is deemed to be interested. As Mr. Shigeta and PCG are parties to an agreement to which Section 9 of the SDI Ordinance applies, Mr. Shigeta is deemed to be interested in the 7,695,958,951 Shares in which PCG is deemed to be interested.

5. Li Tzar Kai, Richard holds the entire issued share capital of PCG. PCG holds the entire issued share capital of PCIL. PCIL holds the entire issued share capital of PCG(CI). PCG(CI) holds the entire issued share capital of Anglang. Anglang and PCG(CI) hold 1,169,067,180 shares and 1,160,991,050 shares (an aggregate of 2,330,058,230 shares, of PCRD, which constitute approximately 37.8% and approximately 37.5% of the entire issued share capital of PCRD respectively. PCRD holds 7,592,249,517 Shares, including 455,000 Shares held in the form of 45,500 ADRs, each ADR representing 10 Shares, which constitute approximately 33.5% of the entire issued share capital of PCCW. PCG is interested in 446,211,214 Shares (through itself and Mr Shigeta), which constitute approximately 2.0% of the entire issued share capital of PCCW. Li Tzar Kai, Richard also holds the entire issued share capital of Chiltonlink Limited which holds the entire issued share capital of Pacific Century Diversified Limited ("PCD"). PCD holds 787,361,123 Shares, which constitute approximately 3.5% of the entire issued share capital of PCCW. Accordingly, Li Tzar Kai, Richard is deemed to be interested in an aggregate of 8,825,821,854 Shares (held by PCRD, PCG (held by itself and Mr Shigeta) and PCD).

Directors	**Number of ordinary shares**	**% of total**
Directors (as a group)	39,173,883	0.17
* executive directors (9 persons)	36,103,883	0.16
* non-executive directors (2 persons)	3,070,000	0.01

Note: PCRD, PCG and PCD are companies controlled by Li Tzar Kai, Richard.

RELATED PARTY TRANSACTIONS

Related Party Transactions of HKTC

HKTC engages in certain transactions with affiliates and other related parties. In addition, HKTC enters into numerous commercial arrangements with affiliates of PCCW for the supply of local telecommunications services. These arrangements are entered into on an arm's-length basis and in accordance with applicable regulations.

PCCW Group and Pacific Century Group

On or prior to the Closing Date, PCCW will extend the Subordinated Loan to HKTC. The Subordinated Loan will be drawn down by HKTC within three business days of the Closing Date and the proceeds thereof will be used by HKTC to reduce its borrowings under the Term Loan Facility and/or for working capital purposes.

On 26 October 2001 Profit Century Finance Limited, an indirect, wholly-owned subsidiary of PCCW, issued the Yen Notes. On 18 October 2001, PCCW extended the US$260 million Subordinated Loan to HKTC in the amount of US$260 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of HKTC — Recent Financings and Prepayment of Term Loan Facility."

HKTC has advanced US$4,700 million to its parent companies to repay indebtedness incurred in connection with PCCW's acquisition of HKT. See "Business — Business of HKTC — Summary of Term Loan Facility."

On 7 February 2001, PCCW issued the Subordinated Bond, convertible into PCCW ordinary shares, in favour of Telstra. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of HKTC — Liquidity and Capital Reserves."

HKTC has also entered into numerous agreements with PCCW IMS Limited ("IMS"), an indirect wholly-owned subsidiary of PCCW, for the provision of services in the ordinary course of business. The services include the installation, maintenance, relocation, disconnection, inventory and co-location of equipment. It is anticipated that these existing commercial arrangements will continue in place on an arm's-length commercial basis unless the arrangements are modified or terminated by mutual agreement of the partners.

IMS currently leases broadband access lines from HKTC pursuant to arrangements entered into in the ordinary course of business for the provision of its Internet access and iTV interactive television services. On 4 July 2001, PCCW announced a new strategy for its Internet Services (formerly "Business-to-Consumer") businesses. PCCW stated its intention to transfer its existing retail broadband access business in Hong Kong to HKTC, subject to appropriate regulatory and other approvals. PCCW currently intends to complete the transfer, which may also include the transfer of PCCW's narrowband access business to HKTC, as soon as practicable. However, it is not currently intended that HKTC will acquire the iTV business of IMS's subsidiary. HKTC anticipates that it may need to enter into new agreements with the parts of the IMS business that HKTC does not acquire addressing the continuing business and service relationships between the businesses.

HKTC also receives services from, and provides services to, other affiliates of the PCCW group and the Pacific Century Group in the ordinary course of business on an arm's-length basis.

Reach

HKTC and HKTI entered into a Hong Kong Domestic Connectivity Agreement (dated 12 October 2000) and an International Services Agreement (dated 13 October 2000) providing for domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. The agreements were entered into in connection with the formation of Reach. Reach is a joint venture that resulted from the strategic alliance between PCCW and Telstra. After the formation of Reach, HKTI became a subsidiary of Reach. Both agreements were amended on 31 January 2001 to reflect new pricing terms.

Pursuant to the International Services Agreement, during HKTI's first five years of operations, HKTC and its affiliates are required to obtain 90%, 90%, 80%, 70%, and 60% per annum, respectively, of their total annual purchases of "Committed Services" (being international public switched telephone network terminating access, international transmission capacity and internet gateway access services) from HKTI. HKTC and its affiliates may acquire wholesale connectivity services from Reach on the basis of tariffed prices including tariffs which require minimum volume commitments. The Hong Kong Domestic Services Agreement contemplates a reciprocal arrangement, whereby HKTC will provide domestic connectivity services to Reach under similar terms and conditions. Both agreements are subject to renegotiation at the end of five years.

In connection with the formation of Reach, PCCW agreed that PCCW and certain of its affiliates, including HKTC , will not be permitted to engage or be involved in building, owning, managing, operating or investing in restricted assets comprising of international, cross-border connectivity infrastructure other than through Reach during Reach's first three years of operations. However, PCCW and its controlled companies are permitted to hold an aggregate economic interest of 5% or less in international connectivity infrastructure businesses, invest in entities involved in international cross-border connectivity infrastructure if the aggregate investment does not exceed US$30 million, and continue to invest in certain existing ventures and certain satellite facilities. In addition, investments, including acquisitions, may be made in businesses with not more than 20% of their consolidated net assets in, and 20% of their total annual net revenue derived from, international cross-border connectivity infrastructure. These restrictions also apply to Telstra.

HKTC has also entered into a Cable Station Interconnection Service Agreement with HKTI dated 20 April 2001. This agreement, which has a three-year term, provides for the supply of certain cable station international services to HKTC to enable it to supply telecommunications services to customers.

HKTC has also entered into a series of service agreements with HKTI in connection with the Reach joint venture. Under the agreements, HKTC provides maintenance services to HKTI. The services include preventive and corrective maintenance with respect to certain equipment and switches, including fibres and cable. The services will be provided by HKTC to HKTI until such equipment is retired.

Regional Wireless Company

RWC is a venture between PCCW and Telstra relating to the provision of wireless telecommunications services in the Asia-Pacific region. In connection with the RWC venture, PCCW sold Cable & Wireless HKT CSL Limited (then PCCW's wholly-owned subsidiary and now named Hong Kong CSL Limited) ("CSL") to RWC. HKTC, prior to the formation of RWC, had entered into service agreements with CSL in the ordinary course of business relating to interconnection and mobile number portability. These agreements were entered into on an arm's-length basis and are similar to those signed with other FTNS licencees.

In connection with the formation of RWC, PCCW agreed that PCCW and certain of its affiliates, including HKTC, will not be permitted to engage or be involved in operating or supplying terrestrial cellular mobile wireless telecommunications services incorporating functionality that supports intercell handover, and building, owning, managing, operating or investing in mobile wireless core infrastructure (collectively referred to as "mobile wireless core operations") in the Asia-Pacific region (excluding Australia and New Zealand)other than through the venture for three years from 7 February 2001. However, PCCW and certain of its affiliates will be permitted to take hold an aggregate economic interest of 5% or less in mobile wireless core operations. In addition, investments, including acquisitions, may be made in businesses with not more than 20% of their consolidated net assets in or total annual net revenue derived from mobile wireless core operations. These restrictions also apply to Telstra, except that Telstra is not precluded from engaging or being involved in such activities in Australia or New Zealand. PCCW and certain of its affiliates, including HKTC, would be permitted to invest in or become involved in mobile wireless core operations outside and unrelated to Australia and New Zealand if RWC is first given the right to invest or become involved in such an opportunity but refuses to do so. RWC may not invest in mobile wireless infrastructure assets or services in Australia or New Zealand during its first three years of operations and, thereafter, unless approved by its board of directors with the affirmative votes of the directors nominated by PCCW and Telstra.

Cable and Wireless plc

In connection with PCCW's acquisition of HKT in August 2000, a subsidiary of Cable and Wireless plc acquired PCCW ordinary shares as partial consideration for its shares in HKT. This subsidiary is currently the holder of approximately 7.3% of PCCW's issued share capital, although Cable and Wireless plc has issued bonds exchangeable for these PCCW ordinary shares. In addition, Cable and Wireless plc has entered into certain call option and other arrangements with UBS Warburg ("UBS") with respect to the PCCW shares held by Cable and Wireless plc and UBS, respectively. As a result of these arrangements, Cable and Wireless plc and certain of its affiliates are deemed to be interested in approximately 14.4% of PCCW's issued share capital under the Hong Kong Securities (Disclosure of Interests) Ordinance.

HKTC has commercial relationships with Cable and Wireless plc and its affiliates with respect to various telecommunications related matters. HKTC anticipates that these arrangements will continue in place on an arm's-length commercial basis unless modified or terminated by mutual agreement of the parties.

Hutchison

Li Tzar Kai, Richard, an indirect controlling shareholder and a Director of HKTC, is the son of Li Ka-shing, who is the Chairman, an Executive Director and the controlling shareholder of Hutchison Whampoa Limited ("HWL") and its associated company, Cheung Kong (Holdings) Limited (together with their subsidiaries and affiliates, the Hutchison Whampoa Group). Li Tzar Kai, Richard has a personal interest in 110,000 shares in HWL (representing less than 0.01% of the outstanding shares of HWL) and he is also one of several discretionary beneficiaries (but is not a trustee) under certain discretionary trusts which are interested in certain shares of HWL. In view of his small personal shareholding and being a discretionary beneficiary of such trusts, Li Tzar Kai, Richard is not able to exert control or influence over the Hutchison Whampoa Group.

Additionally, the Hutchison Whampoa Group holds 183,634,285 ordinary shares of PCCW that it acquired as consideration in connection with PCCW's acquisition of Hutchison Telecommunications Technology Investments Limited and its subsidiaries, including Hutchison Corporate Access (HK) Limited.

Li Tzar Kai, Richard was a Director of HWL and certain of its subsidiaries until 16 August 2000, the day before the acquisition of HKT became effective. His resignation was effected in order to avoid the potential for conflicts of interest between PCCW's and Hutchison Whampoa Group's competing businesses in Hong Kong.

Certain businesses of the Hutchison Whampoa Group compete with certain aspects of HKTC's telecommunications businesses. In particular, HKTC competes with, and interconnects its networks with, certain HWL subsidiaries, including Hutchison Global Crossing Limited and Hutchison Telephone Company Limited, which are fixed network and mobile communications operators, respectively, in Hong Kong. Such interconnection arrangements are established in the ordinary course of HKTC's businesses, on the basis of arm's-length commercial agreements and in accordance with applicable telecommunications regulations in Hong Kong, as determined by Hong Kong's Telecommunications Authority. HKTC is required under the terms of its licence to interconnect its network with other licencees on a non-discriminatory basis.

PCCW established a board-level Regulatory Compliance Committee, excluding Li Tzar Kai, Richard, to review and monitor dealings with Hutchison Whampoa Group to ensure that all dealings between PCCW, including HKTC, and the Hutchison Whampoa Group are on arm's-length terms.

In light of the foregoing, HKTC does not consider Li Ka-shing and the companies he controls, including the Hutchison Whampoa Group, to be related parties of HKTC.

Related Party Transactions of PCCW

Related Party Transactions during the years ended 31 December 1998, 1999 and 2000

(a) During the relevant year, the PCCW Group had the following significant transactions with related companies:

	2000	1999	1998
	HK$ million	HK$ million	HK$ million
Convertible bond interest charged by the ultimate holding company	23	—	—
Convertible bond interest charged by an intermediate holding company	11	12	—
Consultancy fee charged by a minority shareholder of a subsidiary(i)	16	16	—
Connectivity services fee charged by a related company	38	6	—
Guaranteed rental income from an intermediate holding company	18	4	—
Compensation of construction cost overruns from an intermediate holding company(ii)	213	—	—
Sales of telecommunications services from an unconsolidated subsidiary to a subsidiary of a substantial shareholder of the PCCW Group(iii)	355	—	—
Purchases of telecommunications services by an unconsolidated subsidiary from a subsidiary of a substantial shareholder of the PCCW Group(iii)	71	—	—
Global services management fee paid by an unconsolidated subsidiary to a subsidiary of a substantial shareholder of the PCCW Group(iv)	16	—	—
Administration fee income received from a subsidiary of a substantial shareholder of the PCCW Group by an unconsolidated subsidiary(v)	5	—	—

(i) The amount represents the consultancy fee charged by a minority shareholder of a subsidiary to the subsidiary for the development of facilities to provide high-speed multi-media services.

(ii) PCCW is entitled to receive approximately HK$213 million from the intermediate holding company because the estimated total construction cost of a project located in the PRC has exceeded the original estimated total construction cost of US$465 million (approximately HK$3,627 million) guaranteed by the intermediate holding company. The intermediate holding company had undertaken to bear additional construction costs over US$465 million for the aforementioned project in July 1999.

(iii) These amounts represent transactions conducted in the ordinary course of international telecommunication business which were charged at rates agreed in accordance with the standard industry practice.

(iv) This amount represents the fee paid for central coordination of global managed services rendered on certain customers.

(v) This amount represents the fee received for providing various administrative services which was charged on a cost plus basis.

The above transactions were carried out after negotiations between the PCCW Group and the related parties in the ordinary course of business and on the basis of estimated market value as determined by the directors.

(b) Advances from customers in the year 2000 include an amount of HK$157 million (1999: HK$139 million) which represents prepaid advertising fees received and receivable from investee companies for advertising space on the broadband Internet and television network operated by the PCCW Group.

(c) On 27 April 2000, the PCCW Group set up a special purpose entity with a group under the common control of PCRD. The entity, Advanced Internet Visions Limited, a 70% owned subsidiary of the PCCW Group, was formed for the purpose of establishing a jointly controlled company for the provision of independent financial information services in certain countries in Asia. The total capital contributions to be made by the Group and the group under the common control of PCRD to the jointly controlled company were approximately US$8.4 million (HK$66 million) and US$3.6 million (HK$28 million) respectively. The group under the common control of PCRD guaranteed the obligation for payment of the capital contribution to the extent of US$3.6 million (HK$28 million). In August 2000, the PCCW Group disposed 7% effective interest in the jointly controlled company to a third party at cost.

(d) In July 2000, the PCCW Group sold its 74.4% attributable equity interest in a parking rental business in Shanghai, the PRC to PCRD at a gain of approximately HK$15 million.

(e) On 14 July 2000, the PCCW Group disposed 17% interest in one of its subsidiaries to the minority shareholder of that subsidiary at a consideration of US$3.4 million (approximately HK$26 million). The gain of approximately HK$15.5 million arising on the disposal of this interest was included in arriving at "Losses on investments" of the PCCW Group.

(f) Pursuant to a consulting agreement dated 17 August 1999 (the "Consulting Agreement"), PCCW engaged Mr. Avram Miller as a consultant to PCCW. As part of the remuneration arrangements under the Consulting Agreement, PCCW granted options to Mr. Miller to subscribe for up to 63,201,097 ordinary shares of PCCW at an exercise price of HK$2.356 per share exercisable over ten years. On 14 January 2000, Mr. Miller was appointed as PCCW's non-executive director.

(g) In December 2000, the PCCW Group issued convertible bonds with an aggregate principal amount of US$500 million to its ultimate holding company for cash.

(h) During the year, the PCCW Group advanced three loans totalling approximately HK$93 million to Data Access (India) Limited ("Data Access"), a jointly controlled company of the PCCW Group. The loans bear interest at commercial rates, secured by all the movable assets of Data Access and are repayable on demand or have terms of repayment up to three years.

(i) During the year, a company wholly-owned by Li Tzar Kai, Richard purchased exchangeable notes convertible into an aggregate of 609,000 shares of Pacific Century CyberWorks Japan Co., Ltd. (formerly Jaleco Limited) issued by a subsidiary of the PCCW Group.

(j) Balances with related parties other than specified in this note are unsecured, non-interest bearing and have no fixed repayment terms.

Related Party Transactions for the six months ended 30 June 2001

	Six Months Ended 30 June 2001 (unaudited) HK$ million
Telecommunication services fees charged by a jointly controlled company	950
Telecommunication services fees charged to a jointly controlled company	91
Convertible bond interest charged by the ultimate holding company	147

HKTC and a wholly-owned subsidiary of Reach have entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for providing domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the International Services Agreement, for the first five years of operations subsequent to the formation of Reach, HKTC and its affiliates are required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of its total annual purchases of "Committed Services" (being international public switched telephone network terminating access, international transmission capacity and internet gateway access services) from Reach. The Hong Kong Domestic Services Agreement contemplates a reciprocal arrangement, whereby HKTC will provide local connectivity services to Reach under similar terms and conditions. Both agreements are subject to renegotiation when the agreements expire in 2006.

DIVIDEND POLICY

PCCW does not intend to pay dividends on its ordinary shares in the foreseeable future. Future cash dividends, if any, will be at the discretion of the board of directors, subject to approval of its shareholders in a general meeting, and will depend upon its future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as its board of directors may deem relevant. Any dividends it declares will be paid in Hong Kong dollars. PCCW's indebtedness may prohibit or effectively restrict the payment of dividends in the future.

The table below sets forth the dividends paid by PCCW to shareholders over the last three years:

	Interim Dividend Per Share	Final Dividend Per Share	Basic Earnings/ (Loss) Per Share
	HK$	HK$	HK$
Year ended 31 December 1999	—	—	0.100
Year ended 31 December 2000	—	—	(0.4754)
Year ended 31 December 2001	—	N/A	N/A

MARKET PRICE INFORMATION

The shares of the Issuer are not listed on any stock exchange and the Issuer has no intention of pursuing a listing at any time in the future. The Shares of PCCW have been listed on the Hong Kong Stock Exchange since October 1994.

The table below sets forth the high, low and closing prices of the Shares (adjusted where appropriate) for the periods indicated.

On 25 January 2002, the closing price of the Shares on the Hong Kong Stock Exchange was HK$2.05 (with a high of HK$2.05 and a low of HK$2.025).

	Share Price in HK$		
	High	Low	Closing
Year ended 31 December 1998	2.107	0.636	0.893
Year ended 31 December 1999	19.995	0.286	17.762
Year ended 31 December 2000	27.859	4.725	5.050
Year ended 31 December 2001	5.300	1.610	2.150

Source: Hong Kong Stock Exchange

EXCHANGE RATES

The Hong Kong dollar is freely convertible into other currencies (including the US dollar). Since 17 October 1983, the Hong Kong dollar has been linked to the US dollar at the rate of US$1.00 to HK$7.80. The central element in the arrangements which give effect to the link is that by agreement between the Hong Kong Government and three of the Hong Kong banknote issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China (Hong Kong) Limited, certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing banks to be held as cover for the banknotes issued, are issued and redeemed only against payment in US dollars, at the fixed exchange rate of US$1.00 to HK$7.80. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent US dollars at the fixed rate of exchange. The arrangements described above could be varied or abandoned at any time.

The market exchange rate of the Hong Kong dollar against the US dollar continues to be determined by supply and demand in the foreign exchange market. However, against the background of the fixed rate which applies to the issue of Hong Kong currency in the form of banknotes, as described above, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. Exchange rates between the Hong Kong dollar and other currencies are influenced by the linked rate between the US dollar and the Hong Kong dollar.

The following table sets out the average, low, high and period end exchange rates between the Hong Kong dollar and the US dollar (in HK$ per US$) for the periods indicated:

	HK$/US$ Exchange Rate			
Year	Average	Low	High	Period End
	(in HK$ per US$)			
1994	7.73	7.72	7.75	7.74
1995	7.73	7.73	7.76	7.73
1996	7.73	7.73	7.74	7.73
1997	7.74	7.73	7.75	7.75
1998	7.75	7.74	7.75	7.75
1999	7.76	7.75	7.78	7.77
2000	7.80	7.77	7.80	7.79
2001	7.80	7.80	7.80	7.80
2002 (to 25 January 2002)	7.80	7.80	7.80	7.80

The Hong Kong Monetary Authority (the "HKMA") announced, with effect from 1 April 1999, that the Hong Kong dollar to US dollar exchange rate would be adjusted downwards by HK$0.0001 per day for 500 days until August 2000 to move the prevailing exchange rate at that time (approximately HK$7.75 to US$1.00) to the official linked rate of exchange (HK$7.80 to US$1.00). As of today, the HKMA continues to maintain the policy of keeping the peg fixed at US$1.00 to HK$7.80.

DESCRIPTION OF ORDINARY SHARES

Set forth below is certain information about PCCW's share capital and a brief summary of certain provisions of PCCW's Articles of Association adopted on 20 September 1994. This summary does not purport to be complete and is qualified by reference to the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Companies Ordinance") and PCCW's Articles of Association (as may be amended from time to time in accordance with the provisions thereof).

Authorised and Issued Share Capital

As at 24 January 2002, PCCW's authorised share capital was HK$1,600 million divided into 32,000 billion ordinary Shares of HK$0.05 each, of which 22,868,349,346 are in issue (including 175 million ordinary shares issued and allotted to a wholly owned subsidiary of TWI on 24 January 2002). See "Recent Developments".

Options

As at 31 December 2001, there were a total of approximately 601 million share options outstanding under the Scheme (as defined under "Management" above) (and which had not lapsed or expired), entitling the holders thereof to subscribe for a total of approximately 601 million Shares. In addition, there were options granted to Intel Pacific, Inc. granting it the right to subscribe for 1,003,070,000 shares and a total of 376,680,000 share options were outstanding as at 24 January 2002 and options granted to Mr. Avram Miller, a non-executive director of PCCW, which gives him the right to subscribe for 63,201,097 Shares.

Alteration of Capital

PCCW may from time to time by ordinary resolution increase the capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

Except so far as otherwise provided by the conditions of issue or by the Articles of Association, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital and shall be subject to the provisions contained in the Articles of Association with reference to payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

Subject to the provisions of the Companies Ordinance and of the Articles of Association relating to new shares, all unissued shares in PCCW shall be at the disposal of its directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times, for such consideration and generally on such terms as the directors shall in their absolute discretion think fit.

PCCW may from time to time, by ordinary resolution, (a) consolidate and divide all or any of its capital into shares of larger or smaller amount than its existing shares; (b) cancel any shares which at the date of passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled; and (c) sub-divide its shares or any of them into shares of smaller amount than is fixed by its Memorandum of Association, subject to the provisions of the Companies Ordinance.

PCCW may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner authorised and subject to any conditions prescribed by law.

Modification of Rights

If at any time PCCW's share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of the Articles of Association as to general meetings of PCCW shall mutatis mutandis apply, but so that the necessary quorum shall be two persons at least holding or representing by proxy or by authorised representative one-third in nominal value of the issued shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, that any holder of shares of the class present in person or by proxy or by authorised representative may demand a poll and that at any adjourned meeting of such holders one holder present in person or by proxy or by authorised representative (whatever the number of shares held by him) shall be a quorum.

Voting Rights

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of PCCW's shares, at any general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, shall have one vote, and on a poll every member present in person or by proxy or by duly authorised representative shall have one vote for every fully paid share of which he is the holder and have for every partly paid share of which he is the holder the fraction of one vote equal to the proportion which the nominal amount due and paid up thereon bears to the nominal value of the share. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Dividends

In general meetings PCCW may declare dividends in any currency but no dividends shall exceed the amount recommended by its directors.

Subject to the rights, if any, of persons, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid up or credited as paid up on the shares in respect whereof the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such shares shall rank for dividend accordingly. The directors may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to PCCW on account of calls, instalments or otherwise in relation to its shares and may retain any dividend or other moneys payable on or in respect of a share upon which PCCW has a lien.

PCCW's directors may from time to time pay to the members such interim dividends as appear to its directors to be justified by the profits of PCCW. PCCW's directors may also pay half-yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of the opinion that its profits justify the payment.

Whenever PCCW's directors, or its shareholders in general meeting, have resolved that a dividend be paid or declared, its directors may further resolve (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid provided that the members entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment or (b) that the members entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as its directors may think fit. In addition, PCCW's shareholders may, upon the recommendation of its directors, by special resolution resolve in respect of any particular dividend that such dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to members to elect to receive such dividend in cash in lieu of such allotment. Whenever PCCW's directors, or its shareholders in general meeting, have resolved that a dividend be paid or declared, its directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by PCCW's directors for PCCW's benefit until claimed and PCCW shall not be constituted a trustee in respect thereof for any profit or benefit derived therefrom. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by its directors and shall revert to it. PCCW may cease sending checks for dividend entitlements or dividend warrants by post if such checks or warrants have been left uncashed on two consecutive occasions or after the first occasion on which such a check or dividend warrant is returned undelivered.

The shares are in registered form. PCCW's share registrar is Central Registration Hong Kong Limited (of Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong) and it currently acts as PCCW's paying agent in respect of the payment of dividends.

Transfer of Shares

All transfers of shares may be effected by transfer in writing in the usual common form or in such other form as PCCW's directors may accept. All instruments of transfer must be left at the registered office or at such other place as PCCW's directors may appoint.

The instrument of transfer of any share shall be executed by or on behalf of the transferor and by or on behalf of the transferee and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. Nothing in the Articles of Association shall preclude PCCW's directors from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

The directors of PCCW may in their absolute discretion and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom they do not approve or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and they may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully paid up share) on which PCCW has a lien. No transfer shall be made to an infant or to a person of unsound mind or under other legal disability.

PCCW's directors may also decline to recognise any instrument of transfer unless (a) a fee of HK$2 (or such higher amount as shall for the time being be approved by the Hong Kong Stock Exchange) or such lesser sum as the directors may from time to time require is paid to PCCW for registering any transfer or other document relating to or affecting the title to the shares involved or for otherwise making an entry in the register relating to such shares; (b) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as its directors may reasonably require to show the right of the transferor to make the transfer; (c) the instrument of transfer is in respect of only one class of shares; (d) the shares concerned are free of any lien in favour of PCCW; and (e) the instrument of transfer is properly stamped.

If PCCW's directors refuse to register a transfer of any share, they shall, within two months after the date on which the transfer was lodged with PCCW; send notice of such refusal as required by Section 69 of the Companies Ordinance.

Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him and if any of the shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him without charge. PCCW shall also retain the transfer.

The registration of transfers may be suspended and the register closed at such times and for such periods as PCCW's directors may from time to time determine and either generally or in respect of any class of shares, provided always that such registration shall not be suspended or the register closed for more than 30 days in any year or, if PCCW in general meeting approves, 60 days in any year.

Repurchase of Ordinary Shares

So far as it is permitted by the Companies Ordinance or any other ordinance and is made in accordance with any relevant rules or regulations issued by the Hong Kong Stock Exchange or the Hong Kong Securities and Futures Commission from time to time, PCCW is authorised by its Articles of Association to repurchase its own shares.

TAXATION

The statements herein regarding taxation are based on the laws in force as of the date of this Offering Memorandum and are subject to any changes in law occurring after such date, which changes could be made on a retroactive basis. The following summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Bonds or Shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities or commodities) may be subject to special rules. Prospective purchasers of Bonds should consult their own tax advisors concerning the tax consequences of their ownership of the Bonds and Shares.

British Virgin Islands

As the Issuer is incorporated pursuant to the International Business Companies Act (Cap (291)) of the British Virgin Islands, (i) payment of principal and interest in respect of the Bonds will not be subject to taxation in the British Virgin Islands, (ii) no withholding tax will be required to be deducted by the Issuer on such payments to any holder of a Bond and (iii) the Bonds will not be liable to stamp duty in the British Virgin Islands. Gains derived from the sale of Bonds by persons who are not otherwise liable to British Virgin Islands income tax will not be subject to British Virgin Islands income tax. The British Virgin Islands currently has no capital gains tax, estate duty, inheritance tax or gift tax.

Hong Kong

(A) Bonds

Profits Tax. No tax in Hong Kong will be withheld from or be chargeable on payments of principal (including any premium payable on redemption of the Bonds) in respect of the Bonds.

Hong Kong profits tax is charged on every person carrying on a trade, profession or business in Hong Kong in respect of assessable profits arising in or derived from Hong Kong from such trade, profession or business.

Under the Inland Revenue Ordinance as it is currently applied, Hong Kong profits tax may be charged on revenue profits arising on the sale, disposal, conversion or redemption of Bonds where such sale, disposal, conversion or redemption is or forms part of a trade, profession or business carried on in Hong Kong.

Interest on the Bonds will be subject to Hong Kong profits tax where such interest is received by or accrues to:

(a) a financial institution (as defined in the Inland Revenue Ordinance) by way of interest which arises through or from the carrying on by the financial institution of its business in Hong Kong, notwithstanding that the moneys in respect of which the interest is received or accrues are made available outside Hong Kong; or

(b) a corporation carrying on a trade, profession or business in Hong Kong by way of interest derived from Hong Kong; or

(c) a person, other than a corporation, carrying on a trade, profession or business in Hong Kong by way of interest derived from Hong Kong and such interest is in respect of the funds of the trade, profession or business.

Stamp Duty. No Hong Kong stamp duty will be chargeable upon the issue, transfer or conversion of a Bond.

Estate Duty. No estate duty is payable under the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong) in respect of Bonds registered outside Hong Kong.

(B) Shares

Dividends. Under the current practice of the Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by PCCW.

Profits Tax. Hong Kong profits tax may be chargeable on gains arising on the sale or disposal of the Shares where such transactions are or form part of a trade, profession or business carried on in Hong Kong.

Stamp Duty. Hong Kong stamp duty is payable on any purchase and sale of Shares for as long as the transfer thereof is required to be in Hong Kong. The duty is charged on each of the purchaser and the seller at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, the Shares bought and sold. In other words, a total 0.2% is currently payable on a typical sale and purchase of Shares transaction. In addition, any instrument of transfer (if required) will be subject to a flat rate of stamp duty of HK$5. Where a sale or purchase of Shares registered on a Hong Kong share register is effected by a person who is not resident in Hong Kong and any stamp duty payable thereon is not paid, the relevant instrument of transfer (if any) is chargeable with such duty in default and the transferee is liable to pay such duty.

Estate Duty. Shares listed on the Hong Kong Stock Exchange are required by the rules of the Hong Kong Stock Exchange to be recorded on a share register in Hong Kong. The effect of the Hong Kong Stock Exchange requirement may be that the Shares are Hong Kong property for the purposes of the Estate Duty Ordinance and accordingly Hong Kong estate duty may be payable in respect of the Shares on the death of any person (wherever the person resides or is domiciled).

The foregoing summary is of a general nature only and is based on Hong Kong law as of the date of this Offering Memorandum and is subject to any changes in law occurring after such date, which changes could be made on a retroactive basis. The foregoing summary does not purport to be a comprehensive description of all of the Hong Kong tax considerations that may be relevant to a decision to purchase, own or dispose of the Bonds and does not purport to deal with the Hong Kong tax consequences applicable to all categories of investors, some of which may be subject to special rules. Prospective purchasers of the Bonds should consult with their own professional tax advisors as to the particular consequences of holding the Bonds which may affect them.

Proposed EU Savings Directive

The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain individual Member States to opt instead for a withholding system for a transitional period in relation to such payments. The proposed directive is not yet final and may be subject to further amendment and/or clarification.

FINANCIAL STATEMENTS OF HKTC AND PCCW

INDEX TO FINANCIAL STATEMENTS

AUDITORS' REPORT AND AUDITED FINANCIAL STATEMENTS OF HKTC FOR THE YEARS ENDED 31 MARCH 1999, 2000 AND 2001

REPORT OF THE AUDITORS

To the Shareholders of PCCW-HKT Telephone Limited
(incorporated in Hong Kong with limited liability)

We have audited the accounts of the company as at and for the years ended 31 March 1999, 2000 and 2001, as set out on pages F-3 to F-18, which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated. It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion

We conducted our audits in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audits so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the company as at 31 March 1999, 2000 and 2001 and of the company's profit and cash flows for the years then ended.

KPMG
Certified Public Accountants
Hong Kong
3 July 2001

PCCW-HKT TELEPHONE LIMITED

PROFIT AND LOSS ACCOUNTS

	Notes	Year Ended 31 March 1999	2000	2001
		HK$ million	HK$ million	HK$ million
Turnover	3	15,197	15,958	15,622
Operating costs	4	(8,289)	(8,965)	(8,553)
Operating profit		6,908	6,993	7,069
Provisions against fixed assets	5	—	(3,823)	—
Finance costs	6	(5)	(5)	(360)
Other revenue	7	—	202	259
Profit before taxation		6,903	3,367	6,968
Taxation	8	(780)	(1,030)	(1,089)
Profit for the year		6,123	2,337	5,879
Appropriations				
Dividends	9	5,000	7,000	4,000

The notes on pages F-7 to F-18 of these financial statements form part of these financial statements.

PCCW-HKT TELEPHONE LIMITED

CASH FLOW STATEMENTS

	Notes	Year Ended 31 March 1999	2000	2001
		HK$ million	HK$ million	HK$ million
Net cash inflow from operating activities	21	9,866	15,656	5,896
Returns on investments and servicing of finance				
Interest received		—	202	259
Interest paid		(116)	(53)	(258)
Dividends paid		(6,091)	(8,500)	(4,000)
Net cash outflow from returns on investments and servicing of finance		(6,207)	(8,351)	(3,999)
Taxation				
Profits tax paid		(682)	(1,018)	(1,420)
Investing activities				
Purchase of fixed assets		(3,001)	(2,320)	(2,488)
Advance to parent company		—	—	(36,661)
Proceeds on disposal of fixed assets		7	—	3
Decrease/(increase) in bank deposits maturing over three months		—	(724)	724
Net cash outflow from investing activities		(2,994)	(3,044)	(38,422)
Net cash (outflow)/inflow before financing		(17)	3,243	(37,945)
Financing				
Long term bank loans drawn down		—	—	36,660
Issue costs paid		—	—	(407)
Net cash inflow from financing	22	—	—	36,253
(Decrease)/increase in cash and cash equivalents		(17)	3,243	(1,692)
Cash and cash equivalents at 1 April		53	36	3,279
Cash and cash equivalents at 31 March		36	3,279	1,587
Analysis of the balances of cash and cash equivalents				
Bank deposits maturing within three months		—	3,276	1,552
Cash at bank and in hand		39	52	35
		39	3,328	1,587
Bank loans and overdrafts repayable within three months		(3)	(49)	—
		36	3,279	1,587

The notes on pages F-3 to F-18 of these financial statements form part of these financial statements.

1. General

The company is a private limited company incorporated in Hong Kong. The directors consider the ultimate holding company to be Pacific Century Group Holdings Limited, a company incorporated in the British Virgin Islands.

The name of the company was changed from Cable & Wireless HKT Telephone Limited to PCCW-HKT Telephone Limited with effect from 29 November 2000.

2. Principal Accounting Policies

(a) Basis of Preparation of the Financial Statements

These financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong. The financial statements have been prepared in Hong Kong dollars unless otherwise stated. A summary of the significant accounting policies adopted by the company is set out below.

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment property as explained in the accounting policies set out below.

(b) Revenue Recognition

Revenue is recognised when it is probable that the economic benefits will flow to the company and when the revenue and cost, if applicable, can be measured reliably, as follows:

(i) Telecommunications revenues based on usage of the company's network and facilities are recognised when the services are rendered. Telecommunications revenues for services provided for fixed periods are recognised on a straight line basis over the respective periods. Other telecommunications revenues are recognised when products are delivered or services are rendered to customers.

(ii) Interest income from bank deposits and interest bearing notes is accrued on a time-apportioned basis on the principal outstanding and the applicable rate. Any discount or premium from the interest bearing note is amortised over the life of the assets so as to achieve a constant rate of return.

(c) Fixed Assets

Investment properties with an unexpired lease term of more than 20 years at the balance sheet date are stated at their open market value. They are valued at intervals of not more than three years by independent professionally qualified valuers and in each intervening year valuations are undertaken by professionally qualified executives of the company's intermediate parent company. Surpluses arising on revaluation are credited to the profit and loss account to the extent of any deficit arising on revaluation previously charged to the profit and loss account and are thereafter taken to the investment properties revaluation reserve; deficits arising on revaluation are firstly set off against any previous revaluation surpluses and thereafter charged to the profit and loss account.

Investment properties with an unexpired lease term of 20 years or less are stated at valuation less accumulated depreciation.

Projects under construction are stated at cost. Certain costs relating to projects under construction are capitalised and included in the costs of fixed assets; these costs include attributable staff costs, materials, borrowing costs and overheads.

Fixed assets other than investment properties and projects under construction are stated at cost less accumulated depreciation.

The carrying amount of fixed assets other than investment properties is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recognised as an expense in the profit and loss account. In determining the recoverable amount, expected future cash flows generated by the fixed assets are discounted to their present values.

Upon retirement or disposal of a fixed asset, the difference between the estimated net disposal proceeds and the carrying amount of the asset is recognised in the profit and loss account on the date of retirement or disposal. On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment properties revaluation reserve is also transferred to the profit and loss account.

(d) Depreciation

No depreciation is charged on projects under construction or investment properties with an unexpired lease term of more than 20 years. Depreciation is provided to write off the cost of other fixed assets over their estimated useful lives in equal annual instalments as follows:

Leasehold land	term of lease
Investment properties with unexpired lease term of less than 20 years	remaining term of lease
Buildings	50 years or term of lease, if less
Exchange equipment	5 to 15 years
Transmission plant	5 to 25 years
Other plant and equipment	2 to 16 years

(e) Retirement Scheme Costs

The regular cost of providing retirement benefits is charged to the profit and loss account over the service lives of the members of the schemes on the basis of constant percentages of pensionable pay. Variations from regular cost arising from periodic actuarial valuations are allocated to the profit and loss account over the expected remaining service lives of the members.

(f) Consumable Stores, Trading Inventories and Work in Progress

Consumable stores, held for use in the maintenance and expansion of the company's telecommunications systems, are stated at cost less provision for deterioration and obsolescence. Trading inventories are stated at the lower of cost and net realisable value and are valued on an average cost basis. In both cases, cost comprises labour, materials and overheads where appropriate. Work in progress is stated at cost, which comprises labour, materials and overheads where appropriate.

Net realisable value is determined by reference to the sales proceeds of items sold in the ordinary course of business subsequent to the balance sheet date or to management estimates based on prevailing market conditions.

(g) Deferred Taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(h) Foreign Currencies

Monetary assets and liabilities in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling on the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, and transactions in foreign currencies during the year are translated into Hong Kong dollars at the exchange rate ruling on the dates of the transactions. All foreign exchange gains and losses are included in the profit and loss account.

(i) Operating Leases

Rental income and expenses under operating leases are accounted for in the profit and loss account on a straight line basis over the periods of the respective leases.

(j) Borrowing Costs

Borrowing costs are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(k) Related Parties

For the purposes of these financial statements, parties are considered to be related to the company if the company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

The company has taken advantage of the exemption from the disclosure requirements of Statement of Standard Accounting Practice 2.120 "Related party disclosure" ("SSAP 20") as it is a wholly-owned subsidiary and the consolidated financial statements in which the company is included contain related party disclosures required by SSAP 20.

(l) Cash Equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired. For the purposes of the cash flow statement, cash equivalents would also include advances from banks repayable within three months from the date of advance.

3. Turnover

The principal activity of the company is the provision of telecommunications services.

Turnover comprises the following:

(i) Local telephony services — amounts accruing to the company from domestic telephone lines and associated value-added services, payphones and charges for wholesale interconnect services.

(ii) Local data services — amounts accruing to the company from local leased circuits, managed data services and wholesale broadband access lines.

(iii) International telecommunications services — amounts accruing to the company from international voice and data telecommunications services which include gross retail collections from the company's international telephone services and delivery fees for delivery of international traffic.

(iv) Other services — amounts accruing to the company from call centre services and technical, management and maintenance services.

Turnover is categorised as follows:

	Year Ended 31 March		
	1999	2000	2001
	HK$ million	HK$ million	HK$ million
Local telephony services	6,198	6,777	7,320
Local data services	2,983	3,402	3,688
International telecommunications services	5,448	5,063	3,770
Other services	568	716	844
	15,197	15,958	15,622

4. Operating Costs

	Year Ended 31 March		
	1999	2000	2001
	HK$ million	HK$ million	HK$ million
Cost of services provided	2,388	3,003	2,010
Salaries and related costs	1,761	1,732	1,960
Depreciation	1,810	1,919	1,896
Management fee paid to intermediate holding company	671	669	954
Rent, rate and utilities	473	526	594
Other operating costs	1,186	1,116	1,139
	8,289	8,965	8,553

The company capitalised salaries and related costs of HK$697 million during the year (2000: HK$701 million; 1999: HK$1,046 million) in relation to the construction of fixed assets.

5. Provisions Against Fixed Assets

	Year Ended 31 March		
	1999	2000	2001
	HK$ million	HK$ million	HK$ million
Provisions against fixed assets	—	3,823	—

The telecommunications industry is undergoing a major transformation with increased competition on a global scale and rapid advancements in technology. In light of these developments, the company reviewed the net book value of certain of its assets during the year ended 31 March 2000. Some of the older generation circuit switched telephone network and related equipment were written down during the year ended 31 March

2000 as the recoverable amount had declined below the carrying value. A similar write-down was not required during the year ended 31 March 2001.

6. Finance Costs

	Year Ended 31 March		
	1999	2000	2001
	HK$ million	HK$ million	HK$ million
Interest on bank overdrafts and other loans wholly repayable within 5 years	116	53	72
Interest on bank overdrafts and other loans not wholly repayable within 5 years	—	—	346
Issue costs	—	—	17
Less: interest capitalised into projects under construction	(111)	(48)	(75)
	5	5	360

Interest expense has been capitalised at rates equivalent to the cost of funds to the company which varied from 6.4% to 7.5% (2000: 5.7% to 7.3%; 1999: 5.8% to 11.4%).

7. Other Revenue

	Year Ended 31 March		
	1999	2000	2001
	HK$ million	HK$ million	HK$ million
Interest earned on bank deposits	—	202	232
Interest income from loan to immediate holding company	—	—	27
	—	202	259

8. Taxation

	Year Ended 31 March		
	1999	2000	2001
	HK$ million	HK$ million	HK$ million
Hong Kong profits tax at 16%			
— current year provision	876	1,030	1,089
— tax rebate	(71)	—	—
— over-provision in respect of prior years	(25)	—	—
	780	1,030	1,089

9. Dividends

	Year Ended 31 March 1999	2000	2001
	HK$ million	HK$ million	HK$ million
Interim dividends paid	3,500	7,000	4,000
Proposed final dividend	1,500	—	—
	5,000	7,000	4,000

10. Fixed Assets

	Leasehold Land and Buildings	Investment Properties	Exchange Equipment	Transmission Plant	Other Plant and Equipment	Projects Under Construction	Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Cost or valuation							
At 1 April 1999	1,565	160	10,753	9,854	6,039	1,004	29,375
Additions	—	—	505	378	383	996	2,262
Inter-group transfers	(11)	10	—	—	(6)	—	(7)
Disposals	—	—	(2)	—	(44)	—	(46)
Surplus on revaluation	—	20	—	—	—	—	20
Assets written off (note 5)	—	—	(31)	(56)	(655)	—	(742)
Transfers	33	—	330	37	378	(778)	—
At 31 March 2000	1,587	190	11,555	10,213	6,095	1,222	30,862
Representing							
Cost	1,587	—	11,555	10,213	6,095	1,222	30,672
Valuation	—	190	—	—	—	—	190
	1,587	190	11,555	10,213	6,095	1,222	30,862
At 1 April 2000	1,587	190	11,555	10,213	6,095	1,222	30,862
Additions	—	—	434	405	183	1,194	2,216
Disposals	—	—	(3)	(2)	(22)	—	(27)
Inter-group transfers	—	—	(34)	(112)	(63)	12	(197)
Deficit on revaluation	—	(41)	—	—	—	—	(41)
Transfers	—	—	523	101	285	(909)	—
At 31 March 2001	1,587	149	12,475	10,605	6,478	1,519	32,813
Representing							
Cost	1,587	—	12,475	10,605	6,478	1,519	32,664
Valuation	—	149	—	—	—	—	149
	1,587	149	12,475	10,605	6,478	1,519	32,813

	Leasehold Land and Buildings	Investment Properties	Exchange Equipment	Transmission Plant	Other Plant and Equipment	Projects Under Construction	Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Depreciation							
At 1 April 1999 ..	329	—	3,908	3,409	3,439	—	11,085
Charge for the year	36	—	785	453	645	—	1,919
Reclassifications ..	(3)	—	—	—	(4)	—	(7)
Disposals	—	—	(2)	—	(44)	—	(46)
Assets written off (note 5).......	—	—	(3)	(14)	(326)	—	(343)
Assets written down (note 5)..	—	—	1,872	1,499	53	—	3,424
At 31 March 2000	362	—	6,560	5,347	3,763	—	16,032
At 1 April 2000 ..	362	—	6,560	5,347	3,763	—	16,032
Charge for the year	34	—	780	458	624	—	1,896
Inter-group transfers	—	—	(25)	(48)	(9)	—	(82)
Disposals	—	—	—	—	(22)	—	(22)
At 31 March 2001	396	—	7,315	5,757	4,356	—	17,824
Net book values							
At 31 March 2001	1,191	149	5,160	4,848	2,122	1,519	14,989
At 31 March 2000	1,225	190	4,995	4,866	2,332	1,222	14,830
At 31 March 1999	1,236	160	6,845	6,445	2,600	1,004	18,290

The investment property was revalued at 31 December 2000 and 31 March 2000 by an independent firm of surveyors, Insignia Brooke, on an open market value basis, taking into account its existing use, subject to existing tenancies or with vacant possession and free from encumbrances. The revaluation deficit of HK$41 million (31 March 2000: surplus of HK$20 million; 31 March 1999: deficit of HK$189 million) has been transferred to the investment property revaluation reserve (note 16).

Gross rental income received from the company's investment properties amounted to HK$119 million (2000: HK$124 million; 1999: HK$142 million).

The analysis of net book value of the company's properties, all of which are situated in Hong Kong comprises:

	As at 31 March					
	1999		2000		2001	
	Leasehold Land and Buildings	Investment property	*Leasehold* Land and Buildings	Investment property	*Leasehold* Land and Buildings	Investment property
	HK$ million		HK$ million		HK$ million	
Long-term leasehold — not less than 50 years	69	160	63	190	60	149
Medium-term leasehold — less than 50 years but not less than 10 years......................	1,167	—	1,162	—	1,131	—
Short-term leasehold — less than 10 years......................	—	—	—	—	—	—
	1,236	160	1,225	190	1,191	149

11. Loan to Parent Companies and Amounts Due from Intermediate Holding Company

The loan to parent companies is unsecured and has no fixed terms of repayment. The loan is non-interest bearing, except for HK$2,668 million which bears interest at LIBOR plus 1.45% per annum.

Amounts due from intermediate holding company are unsecured, interest free and have no fixed terms of repayment, and are not expected to be repaid prior to 1 April 2002.

12. Trade and Other Receivables

	As at 31 March		
	1999	2000	2001
	HK$ million	HK$ million	HK$ million
Trade debtors	1,022	903	1,538
Other debtors and prepayments	40	22	29
Amount due from holding companies and fellow subsidiaries	6,426	615	1,172
	7,488	1,540	2,739

Amounts due from holding companies and fellow subsidiaries are unsecured, interest free and have no fixed terms of repayment.

13. Bank Loans and Overdrafts

Bank loans and overdrafts are repayable as follows:

	As at 31 March		
	1999	2000	2001
	HK$ million	HK$ million	HK$ million
Within 1 year or on demand	3	49	—
After 1 year but within 2 years	—	—	—
After 2 years but within 5 years	—	—	29,640
After 5 years	—	—	7,020
	—	—	36,660
Less: unamortised issue costs	—	—	(390)
	3	49	36,270

All of the company's bank loans and overdrafts are unsecured.

At 31 March 2001 the company's bank loan is repayable as follows:

	HK$ million
Repayable on 6 February 2004	11,700
Repayable on 6 February 2006	17,940
Repayable on 6 February 2008	7,020
	36,660

Part of the loan is denominated in Hong Kong dollars (HK$20,315 million as at 31 March 2001) and bears interest at HIBOR plus a margin of between 0.95% and 1.55%. The balance of the loan is denominated in United States dollars and bears interest at LIBOR plus a margin of between 0.85% and 1.45%. The interest rate margins may increase depending on future changes to certain financial ratios of the company.

14. Trade and Other Payables

	As at 31 March		
	1999	2000	2001
	HK$ million	HK$ million	HK$ million
Trade creditors	225	148	712
Fixed asset creditors	77	57	26
Customer deposits	71	70	99
Accrued charges:			
— Purchase of fixed assets	571	485	169
— Operating expenses	349	972	1,388
Interest payable	—	—	160
Deferred revenues	461	525	706
Amounts due to holding companies, fellow subsidiaries and related companies	755	921	911
	2,509	3,178	4,171

Amounts due to holding companies, fellow subsidiaries and related companies are unsecured, interest free and have no fixed terms of repayment.

15. Share Capital

	As at 31 March		
	1999	2000	2001
	HK$ million	HK$ million	HK$ million
Authorised			
2,500,000,000 ordinary shares of HK$1 each	2,500	2,500	2,500
Issued and fully paid			
2,163,783,209 ordinary shares of HK$1 each	2,164	2,164	2,164

16. Reserves

	Share Premium	Capital Reserve	Investment Properties Revaluation Reserve	Retained Profits	Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
At 1 April 1998	397	18	299	17,700	18,414
Net profit for the year	—	—	—	6,123	6,123
Dividends (note 9)	—	—	—	(5,000)	(5,000)
Deficit arising on revaluation during the year	—	—	(189)	—	(189)
At 31 March 1999	397	18	110	18,823	19,348
At 1 April 1999	397	18	110	18,823	19,348
Net profit for the year	—	—	—	2,337	2,337
Dividends (note 9)	—	—	—	(7,000)	(7,000)
Surplus arising on revaluation during the year	—	—	20	—	20
At 31 March 2000	397	18	130	14,160	14,705
At 1 April 2000	397	18	130	14,160	14,705
Net profit for the year	—	—	—	5,879	5,879
Dividends (note 9)	—	—	—	(4,000)	(4,000)
Deficit arising on revaluation during the year	—	—	(41)	—	(41)
At 31 March 2001	397	18	89	16,039	16,543

The application of the share premium account and the capital reserve is governed by section 48B of the Hong Kong Companies Ordinance.

The investment properties revaluation reserve has been set up and will be dealt with in accordance with the accounting policy adopted for the revaluation of investment properties (note 2).

17. Deferred Taxation

No provision for deferred tax has been made in respect of the revaluation surplus arising on investment properties as the disposal of the assets at their carrying value would result in capital gains which the directors consider are not subject to any tax liability.

Unprovided deferred tax at the tax rate of 16% approximates HK$1,710 million (2000: HK$1,640 million; 1999: HK$2,174 million) and principally relates to timing differences arising from depreciation allowances on fixed assets. This has not been recognised in the financial statements as it is considered that no liability will arise in the foreseeable future.

18. Capital Commitments

Capital commitments outstanding at 31 March 2001 not provided for in the financial statements were as follows:

	As at 31 March		
	1999	2000	2001
	HK$ million	HK$ million	HK$ million
Capital expenditure contracted for	167	431	99
Capital expenditure authorised but not contracted for	653	460	220

19. Contingent Liabilities and Financial Commitments

The company had contingent liabilities at 31 March 2001 amounting to HK$1 million (2000: HK$40 million; 1999: HK$39 million) in respect of performance guarantees issued by banks in favour of third parties.

Annual operating lease commitments payable within one year in respect of land and buildings, analysed according to the periods in which the leases expire, are as follows:

	As at 31 March		
	1999	2000	2001
	HK$ million	HK$ million	HK$ million
Leases expiring within one year	1	1	4
Leases expiring between one and five years	4	2	3
	5	3	7

At 31 March 2001 the company has given a subordinated guarantee in respect of a US$750 million bond issued by PCCW to Telstra Corporation Limited of Australia and its subsidiaries ("Telstra") in connection with PCCW's strategic alliance with Telstra. Save as otherwise stated in the subordinated guarantee, the company has agreed with Telstra that its obligations under the subordinated guarantee are subordinated to all unsubordinated payment obligations of the company.

20. Retirement Scheme

The company's intermediate parent company's principal retirement scheme covers substantially all the permanent staff in the company. The scheme is established under trust and is administered by an independent trustee. The scheme is defined benefit in nature whereby the retirement benefits are based on the employees' remuneration and length of service.

The funding policy in respect of the scheme is based on valuations by an independent actuary and the scheme is funded in accordance with the actuary's recommendation from time to time on the basis of periodic valuations.

Retirement scheme cost charged to the profit and loss account during the year was HK$170 million (2000: HK$151 million; 1999: HK$201 million) which was determined in accordance with the accounting policy described in note 2(e) to these financial statements. The assumptions adopted for the purpose of determining the profit and loss account charge were the same as those described below but scheme assets were valued using a three year quarterly moving average method.

The latest actuarial valuation of the retirement funds was carried out at 31 December 1998, by Mr A.G. Stott of Watson Wyatt Hong Kong Limited, Fellow of the Faculty of Actuaries of the United Kingdom, using the attained age method. The valuation assumes that the retirement scheme will continue in existence allowing for changes in membership, earnings and expected future returns on scheme assets and that the average long term rate of return on the assets of the scheme will be 2% per annum higher than the rate of salary escalation. The actuary is of the opinion that the value of the scheme assets was sufficient to cover 103% of the aggregate vested liability as at 31 December 1998, that is, the total value of the benefits which would be payable had the scheme been discontinued at that date.

21. Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	Year Ended 31 March		
	1999	2000	2001
	HK$ million	HK$ million	HK$ million
Operating profit	6,908	6,993	7,069
Depreciation	1,810	1,919	1,896
Gain on disposal of fixed assets	(5)	—	—
Movements in working capital			
(Increase)/decrease in inventories	46	21	(20)
(Increase)/decrease in trade and other receivables	2,317	5,948	(4,346)
Increase/(decrease) in trade and other payables	(1,210)	775	1,297
Net cash inflow from operating activities	9,866	15,656	5,896

22. Analysis of Changes in Financing

	Long Term Bank Loans
	HK$ million
At 1 April 1999, 31 March 2000 and 1 April 2000	—
Draw down of loans	36,660
Issue costs paid	(407)
Amortisation of issue costs	17
At 31 March 2001	36,270

23. Post Balance Sheet Events

The directors are considering options to partially refinance the company's long term bank loan. Further details will be announced when and if any further decisions are made in this respect by the company.

24. Comparative Figures

Certain comparative figures in the financial statements have been reclassified in order to conform with the current year's presentation.

UNAUDITED INTERIM FINANCIAL INFORMATION OF PCCW-HKT TELEPHONE LIMITED FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2001

UNAUDITED PROFIT AND LOSS ACCOUNTS

	Notes	Six Months Ended 30 September 2000	Six Months Ended 30 September 2001
		HK$ million	HK$ million
		(Unaudited)	
Turnover	1	7,944	8,229
Operating Costs	2	(3,954)	(4,106)
Operating profit		3,990	4,123
Finance costs and other revenue		149	(844)
Profit before taxation		4,139	3,279
Taxation	3	(615)	(631)
Profit for the period		3,524	2,648

PCCW-HKT TELEPHONE LIMITED

UNAUDITED BALANCE SHEETS

	As at 30 September	
	2000	2001
	HK$million (Unaudited)	HK$million
Net current assets		
Current assets	5,781	7,592
Current liabilities	(4,407)	(4,439)
Net Current assets	1,374	3,153
Non-current assets		
Fixed assets	15,018	14,711
Loan to parent companies	—	36,661
Amounts due from intermediate holding company	—	3,147
Total non-current assets	15,018	54,519
Total assets less current liabilities	16,392	57,672
Non-current liabilities		
Long-term bank loans	—	36,316
Net assets and shareholders' funds	16,392	21,356

PCCW-HKT TELEPHONE LIMITED

NOTES TO THE UNAUDITED INTERIM FINANCIAL INFORMATION

1. Turnover

Turnover is categorised as follows:

	6 Months Ended 30 September	
	2000	2001
	HK$ million	HK$ million
Local telephony services	3,658	3,972
Local data services	1,833	1,927
International telecommunications services	2,029	2,028
Other services	424	302
	7,944	8,229

2. Operating costs

	6 Months Ended 30 September	
	2000	2001
	HK$ million	HK$ million
Costs of services provided	1,038	1,074
Other operating costs	1,972	2,033
Depreciation	944	999
	3,954	4,106

3. Taxation

	6 Months Ended 30 September	
	2000	2001
	HK$ million	HK$ million
Hong Kong Profits Tax at 16%		
— Current year provision	615	631

AUDITORS' REPORT

TO THE SHAREHOLDERS OF PACIFIC CENTURY CYBERWORKS LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying financial statements of Pacific Century CyberWorks Limited (the "Company") and its subsidiaries (the "Group") as at 31 December 2000 on pages F-23 to F-81 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2000 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Without qualifying the opinion above, attention is drawn to Note 37 which describes the adjustments that will be retrospectively applied upon adoption of new accounting standards in Hong Kong.

ARTHUR ANDERSEN & CO
Certified Public Accountants

Hong Kong,
28 March 2001
(except for the matter discussed in Note 37, as to which the date is 6 September 2001)

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2000

(Amounts expressed in millions of Hong Kong dollars except for (loss)/earnings per share)

The following income statement consolidates the operating results of PCCW-HKT Limited (formerly Cable & Wireless HKT Limited) for the 4½ month period from 17 August to 31 December 2000

	Note(s)	2000	1999 (Note 36)
Turnover	5	$ 7,291	$ 152
Operating profit/(loss) before net (losses)/gains on investments and provisions for impairment losses	6	520	(293)
(Losses)/Gains on investments, net		(4,887)	574
Provisions for impairment losses		(312)	—
(Loss)/Profit from operations	5, 7	(4,679)	281
Finance (costs)/income, net	8	(2,356)	56
Gain on disposal of discontinued operations		—	21
Share of results of jointly controlled companies		(100)	—
Share of results of associates		(63)	(5)
Share of results of unconsolidated subsidiaries	2	790	—
(Loss)/Profit before taxation		(6,408)	353
Taxation	10	(522)	(7)
(Loss)/Profit after taxation		(6,930)	346
Minority interests		23	1
(Loss)/Profit for the year attributable to shareholders		$ (6,907)	$ 347
(Loss)/Earnings per share			
- basic	12	(47.54) cents	9.99 cents
- diluted	12	N/A	7.05 cents

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 31 December 2000

(Amounts expressed in millions of Hong Kong dollars)

	2000	1999
Surplus on revaluation of investment properties	$ 219	$ 124
Write-down of fixed assets	—	(39)
Exchange differences on translation of the financial statements of foreign entities	(63)	(2)
Net gains not recognised in the consolidated income statement	156	83
Net (loss)/profit for the year	(6,907)	347
Total recognised gains and losses	(6,751)	430
Goodwill arising from acquisitions of subsidiaries eliminated directly against reserves	(172,014)	(3,734)
Goodwill arising from acquisitions of jointly controlled companies eliminated directly against reserves	(167)	—
Goodwill arising from acquisitions of associates eliminated directly against reserves	(376)	(413)
Realisation of capital reserve on disposal of subsidiaries	(9)	—
Realisation of goodwill on disposal of associates	48	—
	$(179,269)	$(3,717)

CONSOLIDATED BALANCE SHEET
As at 31 December 2000
(Amounts expressed in millions of Hong Kong dollars)

	Note	2000	1999 (Note 36)
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets	13	$ 22,505	$ 1,198
Properties held for development	14	66	71
Properties under development	15	2,161	1,519
Intangible assets	16	1,507	17
Investment in jointly controlled companies	18	191	—
Investment in associates	19	909	11
Investment in unconsolidated subsidiaries	2	6,329	—
Investments	21	2,408	4,544
Net lease payments receivable	30	469	—
Other non-current assets		161	—
		36,706	7,360
Current assets			
Properties held for sale	22(a)	525	553
Properties under development for sale	15	169	342
Other investments	21	307	274
Inventories	22(b)	474	20
Prepayments, deposits and other current assets		2,206	225
Gross amounts due from customers for contract work	22(e)	53	—
Amounts due from related companies	4(j)	235	5
Investment in unconsolidated subsidiaries	22(c)	13,104	—
Accounts receivable	22(d)	1,719	78
Cash and bank balances	29(e)	13,819	5,054
		32,611	6,551
Current liabilities			
Short-term borrowings	22(f)	(65,049)	(976)
Accounts payable	22(g)	(442)	(22)
Accruals, other payables and deferred income	31	(4,570)	(280)
Amounts due to minority shareholders of subsidiaries	4(j)	(5)	(5)
Amounts due to related companies	4(j)	(49)	(21)
Gross amounts due to customers for contract work	22(e)	—	(5)
Advances from customers	4(b)	(1,535)	(171)
Taxation		(1,122)	(4)
		(72,772)	(1,484)
Net current (liabilities)/assets		(40,161)	5,067
Total assets less current liabilities		(3,455)	12,427

	Note	2000	1999 (Note 36)
Non-current liabilities			
Long-term liabilities	23	(1,007)	(159)
Amounts due to minority shareholders of subsidiaries		(6)	(29)
Convertible bonds	24	(8,580)	(882)
Deferred taxation	28	(738)	(1)
Deferred income	31	(258)	—
Other long-term liabilities		(89)	—
		(10,678)	(1,071)
Net (liabilities)/assets		$(14,133)	$11,356
REPRESENTING:			
Share capital	25	$ 1,094	$ 453
(Deficit)/reserves	27	(15,950)	10,898
Shareholders' (deficit)/funds		(14,856)	11,351
Minority interests		723	5
		$(14,133)	$11,356

Approved by the Board of Directors on 28 March 2001 (except with respect to the matter discussed in Note 37 as to which approval was on 6 September 2001) and signed on behalf of the Board by

Francis Yuen
Director

David N. Prince
Director

BALANCE SHEET
As at 31 December 2000
(Amounts expressed in millions of Hong Kong dollars)

	Note	2000	1999
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets	13	$ —	$ 1
Investment in subsidiaries	17	158,933	11,178
Investments		96	—
		159,029	11,179
Current assets			
Accounts receivable, prepayments, deposits and other current assets		60	73
Amounts due from intermediate holding company	4(j)	230	5
Cash and bank balances		6,897	4,867
		7,187	4,945
Current liabilities			
Short-term borrowings	22(f)	(2,147)	(169)
Accruals, other payables and deferred income	31	(182)	(41)
Amounts due to related companies	4(j)	—	(5)
		(2,329)	(215)
Net current assets		4,858	4,730
Total assets less current liabilities		163,887	15,909
Non-current liabilities			
Convertible bonds		—	(882)
Deferred income	31	(258)	—
		(258)	(882)
Net assets		$163,629	$15,027
REPRESENTING:			
Share capital	25	$ 1,094	$ 453
Reserves	27	162,535	14,574
Shareholders' funds		$163,629	$15,027

Approved by the Board of Directors on 28 March 2001 (except with respect to the matter discussed in Note 37 as to which approval was on 6 September 2001) and signed on behalf of the Board by

Francis Yuen
Director

David N. Prince
Director

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2000
(Amounts expressed in millions of Hong Kong dollars)

	Note	2000	1999 (Note 36)
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES	29(a)	$ 2,838	$ (414)
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		(2,216)	(8)
Interest received		1,070	42
Finance charges paid		(1,159)	—
Dividends received		12,005	—
Dividends paid to minority shareholders		(44)	—
NET CASH INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		9,656	34
TAXATION			
Hong Kong profits tax paid		(3)	(4)
Overseas tax paid		(3)	—
TAX PAID		(6)	(4)
INVESTING ACTIVITIES			
Proceeds from disposal of fixed assets and other investments		678	81
Proceeds from partial disposal of a jointly controlled company		19	—
Purchase of fixed assets		(1,951)	(79)
Purchase of intangible assets		(100)	(17)
Increase in other non-current assets		(19)	—
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	29(b)	(85,311)	53
Disposals of subsidiaries (net of cash and cash equivalents disposed of)	29(c)	41	(15)
Decrease/(Increase) in short-term bank deposits (non-cash equivalent portion)		593	(263)
Increase in properties held for development		—	(2)
Increase in properties under development for investment		(532)	(155)
Decrease/(Increase) in restricted cash		669	(669)
Purchase of investments, investments in jointly controlled companies and associates		(4,037)	(1,794)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(89,950)	(2,860)
NET CASH OUTFLOW BEFORE FINANCING ACTIVITIES		(77,462)	(3,244)

	Note	2000	1999
			(Note 36)
FINANCING			
Proceeds from issuance of shares and exercise of options, net of issuing expenses	29(d)	11,615	6,846
Proceeds from rights issue, net of issuing expenses	29(d)	4,101	—
Proceeds from issuance of convertible bonds	29(d)	8,580	—
Issuing expenses on issuance of convertible bonds		(148)	—
Repurchase of ordinary shares (including transaction costs)		—	(188)
New loans raised:			
— Bridge Loan for acquisition of HKT	29(d)	93,583	—
— other loans	29(d)	9,317	373
New loans raised from a shareholder		—	8
Increase in long-term liabilities		—	159
Repayment of Bridge Loan from			
— a portion of the net proceeds from rights issue	29(d)	(2,051)	—
— net proceeds from issuance of convertible bonds	29(d)	(8,432)	—
— internal financial resources	29(d)	(23,397)	—
Repayment of other loans	29(d)	(6,003)	(40)
Investment from minority shareholders in subsidiaries	29(d)	136	—
Reduction of minority interests due to disposal of subsidiaries		—	(3)
NET CASH INFLOW FROM FINANCING		87,301	7,155
INCREASE IN CASH AND CASH EQUIVALENTS		9,839	3,911
Exchange realignment		(55)	—
CASH AND CASH EQUIVALENTS			
Beginning of year		3,921	10
End of year	29(e)	$ 13,705	$ 3,921

(Amounts expressed in Hong Kong dollars unless otherwise stated)

1. Group Organisation

Pacific Century CyberWorks Limited (the "Company") was incorporated in Hong Kong and its securities have been listed on The Stock Exchange of Hong Kong Limited since October 18, 1994. The principal activities of the Company and its major subsidiaries are the provision of international, local and mobile telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in the Hong Kong Special Administrative Region ("Hong Kong"); investment in and development of technology-related businesses; and investment in and development of infrastructure and properties in Hong Kong and elsewhere in the People's Republic of China ("PRC").

(a) Reverse takeover of Pacific Century CyberWorks Limited

As a result of a series of transactions in 1999, Pacific Century Group Holdings Limited ("PCG") and Pacific Century Regional Developments Limited ("PCRD") effectively transferred certain property interests and activities in Hong Kong and elsewhere in the PRC to the Company in exchange for new shares issued by the Company. On completion of the transactions on 3 August 1999, the Company became a subsidiary of PCRD.

(b) Acquisition of PCCW-HKT Limited (formerly Cable & Wireless HKT Limited)

On 1 August 2000, the High Court of Hong Kong granted an order (the "Court Order") sanctioning the scheme of arrangement (the "Scheme") pursuant to section 166 of the Companies Ordinance to implement the acquisition of the entire issued share capital of PCCW-HKT Limited ("HKT") by Doncaster Group Limited ("Doncaster"), a wholly-owned subsidiary of the Company. On 17 August 2000, a copy of the Court Order was filed with the Companies Registry in Hong Kong and HKT became an indirect wholly-owned subsidiary of the Company. A total cash amount of approximately US$11.32 billion was paid by Doncaster and 8,669,938,322 new ordinary shares were issued by the Company to the then shareholders of HKT to acquire the entire issued share capital of HKT.

(c) Telstra Alliance

The Company and its subsidiaries (the "Group") signed conditional agreements with Telstra Corporation Limited of Australia ("Telstra") on 13 October 2000 to form a strategic alliance ("Telstra Alliance") which provided for, amongst others, (i) the merger of certain of the businesses and assets of certain subsidiaries of the Company and Telstra, including HKT's Internet Protocol ("IP") Backbone business, to create a 50 : 50 joint venture to operate an IP Backbone business, named Reach Ltd. ("Reach"), for which the Company would also receive cash from Reach of US$1,125 million (approximately $8,775 million), (ii) the purchase by Telstra of a 60 percent interest in a newly formed company ("Regional Wireless Company") for a cash consideration of US$1,680 million (approximately $13,100 million) that would own HKT's Hong Kong wireless communications business and (iii) the issuance of a convertible bond with a principal amount of US$750 million (approximately $5,850 million) to Telstra.

The formation of Reach and the other entities under the Telstra Alliance was completed and became effective as at 1 February 2001. A valuation of Reach will be undertaken by Reach after its formation. The results of the valuation may require an adjustment to the carrying value of the Group's investment in Reach which will be recorded in the financial statements for the year ending 31 December 2001.

(d) Ultimate holding company

The directors consider PCG, a company incorporated in the British Virgin Islands ("BVI"), to be the ultimate holding company.

2. Basis of Presentation

As a result of the Company's acquisition of HKT and its subsidiaries (collectively known as "HKT Group"), which became effective on 17 August 2000, the consolidated financial statements include the operating results, recognised gains and losses and cash flows of HKT Group for the period from 17 August 2000 to 31 December 2000 and the financial position of HKT Group as at 31 December 2000.

The intention to form the Telstra Alliance was initially announced by the Company in April 2000, prior to the completion of the acquisition of HKT. As a result, the Company's control over HKT Group's IP Backbone business and Hong Kong wireless communications business acquired as part of the acquisition of HKT was intended to be temporary, and accordingly, the Group has not consolidated the subsidiaries which operate these businesses.

The Group has accounted for its investment in HKT Group's IP Backbone business using equity accounting, reflecting 100 percent of its interest in the HKT subsidiaries operating this business from 17 August 2000 to 31 December 2000, as the Company will have a continuing interest in the enlarged IP Backbone business operated by Reach. The investment is included in investment in unconsolidated subsidiaries under non-current assets in the accompanying balance sheet. The Company will continue to use the equity method to account for its 50 percent interest in Reach from its formation in February 2001.

The 60 percent interest in HKT Group's Hong Kong wireless communications business to be purchased by Telstra has been accounted for using the cost method of accounting and is recorded as a current asset on the consolidated balance sheet. The remaining 40 percent interest to be retained by the Group has been accounted for using the equity method and is included in investment in unconsolidated subsidiaries under non-current assets in the accompanying balance sheet.

The Group's share of results of these businesses for the 4½ month period from 17 August 2000 to 31 December 2000, being 100 percent of HKT Group's IP Backbone business and 40 percent of the HKT Group's Hong Kong wireless communications business, has been included in share of results of unconsolidated subsidiaries.

3. Principal Accounting Policies

The financial statements have been prepared in accordance with applicable Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong ("HK GAAP"), the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Principal accounting policies are summarised in the following sections:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, except for the subsidiaries of HKT Group operating its IP backbone and Hong Kong wireless communications businesses, the accounting for which is set out in note 2 to the financial statements. All significant intra-group transactions and balances are eliminated on consolidation.

Unless otherwise indicated, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from or up to their effective dates of acquisition or disposal, as appropriate.

(b) Turnover

Turnover represents (i) telecommunications and other services revenues, (ii) the amounts received and receivable in respect of goods sold, or sales of properties, (iii) amounts received and receivable from rental of investment properties, and (iv) the aggregate amount of gross certified value earned from construction, recognised when the value of work certified by the project architect shows that more than 25 percent of such contract has been completed.

(c) Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, turnover and other revenue are recognised on the following bases:

(i) Telecommunications and other services

Telecommunications services comprise the fixed line telecommunications network services and equipment businesses in Hong Kong.

Telecommunications service revenue based on usage of the Group's network and facilities is recognised when the services are rendered. Telecommunications revenue for services provided for fixed periods is recognised on a straight-line basis over the respective periods.

Other service income is recognised when services are rendered to customers.

(ii) Sales of goods

Sales of goods are recognised when the significant risks and rewards of ownership of the goods have been transferred to customers.

(iii) Sales of properties

Income arising from sales of completed properties is recognised upon completion of the sale when title passes to the purchaser.

Income arising from the pre-sale of properties under development is recognised when legally binding unconditional sales contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realisation of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. On this basis, profit recognised on properties pre-sold during the year calculated by reference to the proportion of construction costs incurred up to the end of the year to the estimated total construction costs to completion limited to the amounts of sales deposits received with due allowance for contingencies.

(iv) Rental income

Rental income from investment properties is recognised on a straight-line basis over the respective terms of the leases.

(v) Contract revenue

Revenue from a fixed price contract is recognised using the percentage of completion method, measured by reference to the percentage of certified progress billings to date to total contract revenue.

(vi) Interest income

Interest income from bank deposits and interest bearing notes is recognised on a time apportioned basis on the principal outstanding and at the rate applicable. Any discount or premium from the interest bearing notes is amortised over the life of the notes.

(vii) Commission income

Commission income is recognised when entitlement to the income is ascertained.

(viii) Dividend income

Dividend income is recognised when the right to receive payment is established.

(d) Operating leases

Leases where substantially all the rewards and risks of ownership remain with the leasing company are accounted for as operating leases. Rental income and expenses under operating leases are accounted for in the income statement on a straight-line basis over the period of the relevant leases.

(e) Finance leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. The net investment in finance leases represents total lease payments receivable net of finance income relating to future accounting periods. Finance income is allocated to accounting periods so as to give a constant rate of return on the net cash investment in the lease.

(f) Goodwill or capital reserve

Goodwill or capital reserve arising on acquisition of subsidiaries, jointly controlled companies or associates represents, respectively, the excess or shortfall of the purchase consideration over the Group's share of the fair value ascribed to the separable assets and liabilities of the subsidiaries, jointly controlled companies or associates at the date of acquisition.

Positive goodwill is written off directly against and negative goodwill is credited directly to reserves.

On disposal of a subsidiary, a jointly controlled company or an associate, the attributable amount of goodwill or capital reserve previously written off against or credited to reserves is included in the determination of the gain or loss on disposal.

(g) Fixed assets and depreciation

Fixed assets, excluding investment properties, are stated at cost (or valuation) less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after a fixed asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of the fixed asset.

Depreciation is calculated on the straight-line basis at annual rates estimated to write off the cost of fixed assets over their expected useful lives. The annual rates are as follows:

Land and buildings	Over the shorter of the lease term or the expected useful lives
Exchange equipment	5 to 15 years
Transmission plant	5 to 25 years
Other plant and equipment	2 to 16 years or term of lease

A write-down is made if the recoverable amount of fixed assets is below their carrying amount. The write-down is charged to the income statement as an expense unless it reverses a previous revaluation increase, in which case, it is charged directly against any related revaluation reserve to the extent that the reduction does not exceed the amount held in the revaluation reserve in respect of the same item.

(h) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential and for the long term.

Investment properties are included in the balance sheet at their open market value, on the basis of an annual valuation by professionally qualified executives of the Group and by independent valuers at intervals of not more than three years. Changes in the value of investment properties are dealt with as movements in the property revaluation reserve. If the total of this reserve is insufficient to cover a reduction in the open market value on a portfolio basis, the excess is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the property revaluation reserve to the income statement as part of the gain or loss on disposal of the investment property.

No depreciation is provided on investment properties unless the unexpired lease term is 20 years or less, in which case depreciation is provided on their carrying value over the unexpired lease term.

(i) Properties held for development

Properties held for development represent interests in land where construction has not yet commenced. Properties held for development are stated at cost less any provision for impairment in value. Costs include original land acquisition costs, costs of land use rights, and direct development costs attributable to such properties.

(j) Properties under development

Properties under development represent interests in land and buildings under construction. Properties under development for long-term purposes are stated at cost less any provision for impairment in value. Properties under development for sale, pre-sales of which have not yet commenced, are carried at the lower of cost or net realisable value. Properties under development for sale which have been pre-sold are stated at cost plus attributable profits less sale deposits, instalments received and receivable and any foreseeable losses.

Cost includes original land acquisition costs, costs of land use rights, construction expenditure incurred and other direct development costs attributable to such properties, including interest prior to the completion of construction.

Properties under development for long-term purposes, on completion, are transferred to fixed assets or investment properties.

Properties under development for sale with occupancy permits expected to be granted within one year from the balance sheet date, which have either been pre-sold or are intended for sale, are classified under current assets.

(k) Trademarks

Trademarks are stated at acquisition cost and are amortised on a straight-line basis over the expected future economic life of 20 years. Where appropriate, provision is made for any impairment in value.

(l) Development costs

Development costs which represent costs directly attributable to the development of contents and facilities to provide high speed multi-media services and related programming and content costs are deferred when (i) technical feasibility of the services can be demonstrated (ii) the services under development are expected to be launched and (iii) recoverability can be foreseen with reasonable assurance.

Development costs attributable to the development of facilities to provide high speed multi-media services will be amortised over their estimated useful life commencing in the year of commercial launch of the services to reflect the pattern in which the related economic benefits are recognised.

The programming and content costs associated with the acquisition or production of movies, video and television programs and website content are deferred and amortised over the estimated period of use or estimated number of showings.

The unamortised balance of development costs is periodically reviewed and is written off to the extent that the unamortised balance, taken together with further development and other directly related costs, is no longer likely to be recoverable.

(m) Subsidiaries

A company is a subsidiary company if more than 50 percent of the issued voting capital is held long-term, directly or indirectly. Investments in subsidiaries are carried at cost in the Company's balance sheet less provisions for impairment in value, on an individual entity basis. The results of subsidiaries are included in the income statement of the Company only to the extent of dividends declared.

(n) Associates

An associate is a company over which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in its financial and operating policy decisions.

In the consolidated financial statements, investment in associates are accounted for using the equity method of accounting, whereby investments are initially recorded at cost and the carrying amounts are adjusted to recognise the Group's share of post-acquisition profits or losses of the associates, distributions received from associates and other necessary alterations in the Group's proportionate interest in the net assets of the associates arising from changes in the equity of associates that have not been included in the consolidated income statement.

Where, in the opinion of the directors, there is impairment in the value of an associate, other than temporary, or the market value has fallen below the carrying value over a sustained period, a provision is made for impairment in value of the investment.

In the Company's balance sheet, investment in associates is carried at cost less provisions for impairment in value, on an individual entity basis. The results of associates are included in the income statement of the Company only to the extent of dividends declared.

(o) Joint ventures and jointly controlled companies

A jointly controlled company or a joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control. The Group has made investments in joint ventures in the PRC in respect of which the partners' profit-sharing ratios during the joint venture period and share of net assets upon the expiration of the joint venture period may not be in proportion to their equity ratios, but are as defined in the respective joint venture contracts.

Investments in jointly controlled companies or joint ventures are accounted for using the equity method in the Group's consolidated financial statements.

Investments made by means of joint venture structures where the Group controls the board of directors or equivalent governing body and/or is in a position to exercise control over the financial and operating policies of the joint ventures are accounted for as subsidiaries.

The Company's interests in joint ventures and jointly controlled companies are carried at cost in the Company's balance sheet less provisions for impairment in value, on an individual entity basis. The results of joint ventures and jointly controlled companies are included in the income statement of the Company only to the extent of dividends declared.

(p) Unconsolidated subsidiaries

An unconsolidated subsidiary is a subsidiary that is excluded from consolidation when control is intended to be temporary because the subsidiary is acquired and held exclusively with a view to its subsequent disposal in the near future. Investment in unconsolidated subsidiaries of the Group are accounted for as stated in note 2 to the financial statements.

(q) Investments

Held-to-maturity securities. Held-to-maturity securities are investments which the Group has the expressed intention and ability to hold to maturity. They are carried at amortised cost less any provision for impairment in value. The discount or premium is amortised over the period to maturity and included in the income statement.

The carrying amounts of held-to-maturity securities are reviewed at each balance sheet date to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when the carrying amounts are not expected to be recovered and are recognised as an expense in the income statement.

Investment securities. Investments, which include both debt and equity securities, intended to be held on a continuing basis, are classified as investment securities and are included in the balance sheet at cost less any provision for impairment in value.

The carrying amounts of investment securities are reviewed at each balance sheet date to assess whether fair values have declined below the carrying amounts. When such a decline has occurred, the carrying amount is reduced and the reduction is recognised as an expense in the income statement unless there is evidence that the decline is temporary.

Provisions against the carrying value of held-to-maturity securities and investment securities are reversed to the income statement when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Upon disposal of held-to-maturity securities and investment securities, any profit or loss thereon is accounted for in the income statement.

Other investments Investments other than held-to-maturity securities and investment securities are classified as other investments and are carried at fair value in the balance sheet. Any unrealised holding gain or loss on other investments is recognised in the income statement in the period when it arises. Upon disposal of other investments, any profit or loss representing the difference between the carrying value of the investment and net sales proceeds is accounted for in the income statement.

The transfer of investments between categories is accounted for at fair value. For an investment transferred into the other investment category, the unrealised holding gain or loss at the date of transfer is recognised in net profit or loss immediately. Investments are transferred from the other investment category at fair value at the date of transfer. Previously recognised unrealised holding gains or losses on such securities are not reversed.

(r) Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes development and construction expenditure incurred, interest and other direct costs attributable to such properties. Net realisable value is estimated by the directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred on disposal.

(s) Inventories

Inventories consist of trading inventories, work in progress and consumable inventories.

Trading inventories are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Work in progress is stated at cost, which comprises labor, materials and overheads where appropriate.

Consumable inventories, held for use in the maintenance and expansion of the Group's telecommunications systems, are stated at cost less provision for deterioration and obsolescence.

Cost is based on the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition.

(t) Construction contracts

The accounting policy for contract revenue is set out in note 3(c) (v) above. When the outcome of a construction contract can be estimated reliably, contract costs are recognised as expenses by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "Gross amounts due from customers for contract work" (an asset) or "Gross amounts due to customers for contract work" (a liability), as applicable. Amounts billed, but not yet paid by customers, for work performed on a contract are included in the balance sheet under "Accounts receivable".

(u) Cash and cash equivalents

Cash and cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the dates of advances.

(v) Borrowing costs

Borrowing costs are expensed as incurred, except to the extent that they are directly attributable to the acquisition, construction or production of an asset that necessarily involves a substantial period of time before the asset is ready for its intended use or sale, in which case the borrowing costs are capitalised as part of the cost of the asset.

Discounts or premiums relating to borrowings, ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, are recognised as expenses over the period of the borrowing.

(w) Deferred taxation

Deferred taxation is provided under the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements, except where it is considered that no liability will arise in the foreseeable future.

A deferred tax asset is not recognised unless the related benefits are expected to crystallise in the foreseeable future.

(x) Retirement benefit costs

Contributions related to defined contribution plans are expensed as incurred and are reduced by contributions forfeited for those employees who leave the scheme before such contributions become vested. The regular retirement cost related to defined benefit plans is charged to the income statement over the service lives of the members of the defined benefit plans on the basis of constant percentages of pensionable pay. Variations from regular retirement cost arising from periodic actuarial valuations are allocated to the income statement over the expected remaining service lives of the members.

(y) Foreign currencies

Companies comprising the Group maintain their books and records in the primary currencies of their operations (the "respective functional currencies").

In the financial statements of individual companies, transactions in other currencies during the year are translated into the respective functional currencies at the applicable rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in other currencies are translated into the respective functional currencies at the applicable rates of exchange in effect at the balance sheet date. All exchange differences are dealt with in the income statement.

For the purpose of preparing consolidated financial statements, the financial statements of the individual companies with functional currencies other than Hong Kong dollars are translated into Hong Kong dollars using the closing rate method. Under this method, assets and liabilities of these individual companies are translated into Hong Kong dollars at the applicable rates of exchange in effect at the balance sheet date. Income and expenses are translated at the average exchange rates for the year. Share capital and other reserves are translated into Hong Kong dollars at historical rates. Exchange differences arising on translation are dealt with as movements in reserves.

(z) Off balance sheet financial instruments and derivatives

Gains and losses on revaluation and maturity of spot and forward contracts used for hedging purposes are recorded in the income statement and are offset against gains and losses arising from the foreign exchange transactions and revaluation of foreign currency denominated assets and liabilities which these contracts are hedging. Forward contracts undertaken for trading purposes are marked to market and the gain or loss arising is recognised in the income statement.

Interest rate swaps, forward rate agreements and interest rate options are used to manage exposure to interest rate fluctuations. The notional amounts are recorded off balance sheet. Interest flows are accounted for on an accrual basis. Interest income or expense arising therefrom is netted off against the related interest income or expense applicable to the on-balance sheet items which these financial instruments are hedging.

The notional amounts of equity and currency options are recorded off balance sheet. Premiums received or paid on the respective written or purchased equity and currency options are amortised over the terms of these options (see note 21(c)).

4. Related Party Transactions

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

(a) During the year, the Group had the following significant transactions with related companies:

	2000	1999
	HK$ million	HK$ million (Note 36)
Convertible bond interest charged by the ultimate holding company	23	—
Convertible bond interest charged by an intermediate holding company	11	12
Consultancy fee charged by a minority shareholder of a subsidiary[(i)]	16	16
Connectivity services fee charged by a related company	38	6
Guaranteed rental income from an intermediate holding company	18	4
Compensation of construction cost overrun from an intermediate holding company[(ii)]	213	—
Sales of telecommunications services from an unconsolidated subsidiary to a subsidiary of a substantial shareholder of the Group[(iii)]	355	—
Purchases of telecommunications services by an unconsolidated subsidiary from a subsidiary of a substantial shareholder of the Group[(iii)]	71	—
Global services management fee paid by an unconsolidated subsidiary to a subsidiary of a substantial shareholder of the Group[(iv)]	16	—
Administration fee income received from a subsidiary of a substantial shareholder of the Group by an unconsolidated subsidiary[(v)]	5	—

(i) The amount represents the consultancy fee charged by a minority shareholder of a subsidiary to the subsidiary for the development of facilities to provide high-speed multi-media services.

(ii) The Company is entitled to receive approximately $213 million from the intermediate holding company because the estimated total construction cost of a project located in the PRC has exceeded the original estimated total construction cost of US$465 million (approximately $3,627 million) guaranteed by the intermediate holding company. The intermediate holding company had undertaken to bear additional construction costs over US$465 million for the aforementioned project in July 1999.

(iii) These amounts represent transactions conducted in the ordinary course of international telecommunication business which were charged at rates agreed in accordance with the standard industry practice.

(iv) This amount represents the fee paid for central coordination of global managed services rendered on certain customers.

(v) This amount represents the fee received for providing various administrative services which was charged on a cost plus basis.

The above transactions were carried out after negotiations between the Group and the related parties in the ordinary course of business and on the basis of estimated market value as determined by the directors.

(b) Advances from customers includes an amount of $157 million (1999: $139 million) which represents prepaid advertising fees received and receivable from investee companies for advertising space on the broadband Internet and television network operated by the Group.

(c) On 27 April 2000, the Group set up a special purpose entity with a group under the common control of PCRD. The entity, Advanced Internet Visions Limited, a 70 percent owned subsidiary of the Group, was formed for the purpose of establishing a jointly controlled company for the provision of independent financial information services in certain countries in Asia. The total capital contributions to be made by the Group and the group under the common control of PCRD to the jointly controlled company were approximately US$8.4 million ($66 million) and US$3.6 million ($28 million) respectively. The group under the common control of PCRD guaranteed the obligation for payment of the capital contribution to the extent of US$3.6 million ($28 million). In August 2000, the Group disposed 7 percent effective interest in the jointly controlled company to a third party at cost.

(d) In July 2000, the Group sold its 74.4 percent attributable equity interest in a parking rental business in Shanghai, the PRC to PCRD at a gain of approximately $15 million.

(e) On 14 July 2000, the Group disposed 17 percent interest in one of its subsidiaries to the minority shareholder of that subsidiary at a consideration of US$3.4 million (approximately $26 million). The gain of approximately $15.5 million arising on the disposal of this interest was included in arriving at "Losses on investments" of the Group.

(f) Pursuant to a consulting agreement dated 17 August 1999 (the "Consulting Agreement"), the Company engaged Mr. Avram Miller as a consultant to the Company. As part of the remuneration arrangements under the Consulting Agreement, PCCW granted options to Mr. Miller to subscribe for up to 63,201,097 ordinary shares of the Company at an exercise price of $2.356 per share exercisable over ten years. On 14 January 2000, Mr. Miller was appointed as the Company's non-executive director.

(g) In December 2000, the Group issued convertible bonds with an aggregate principal amount of US$500 million to its ultimate holding company for cash.

(h) During the year, the Group advanced three loans totaling approximately $93 million to Data Access (India) Limited ("Data Access"), a jointly controlled company of the Group. The loans bear interest at commercial rates, secured by all the movable assets of Data Access and are repayable on demand or have terms of repayment up to three years.

(i) During the year, a company wholly-owned by Li Tzar Kai, Richard purchased exchangeable notes convertible into an aggregate of 609,000 shares of Pacific Century CyberWorks Japan K.K. (formerly Jaleco Limited) issued by a subsidiary of the Group.

(j) Balances with related parties other than specified in this note are unsecured, non-interest bearing and have no fixed repayment terms.

5. Segmental Information

The following segmental information consolidates the corresponding financial information of PCCW-HKT Limited for the 4½ month period from 17 August to 31 December 2000.

An analysis of turnover and contribution to (loss)/profit from operations by principal activity and geographical location is set out below:

	Turnover		(Loss)/Profit from operations	
	2000	1999	2000	1999
	HK$ million	HK$ million (Note 36)	HK$ million	HK$ million (Note 36)
(a) By principal activity:				
Telecommunications	7,658	133	2,503	(33)
Venture investments	16	—	(4,927)	433
Multimedia and Internet	912	—	(2,057)	(110)
Infrastructure and property	454	18	5	(30)
Trading	47	1	(202)	21
Eliminations	(1,796)	—	(1)	—
	7,291	152	(4,679)	281
(b) By geographical location:				
Asia Pacific	7,280	152	(3,705)	281
North America	10	—	(8)	—
Europe	1	—	(966)	—
	7,291	152	(4,679)	281

Certain operating segments of HKT Group having similar economic characteristics have been aggregated with those of the Company following the acquisition of HKT Group.

6. Operating Profit/(Loss) Before Net (Losses)/Gains on Investments and Provisions for Impairment Losses

	The Group	
	2000	1999
	HK$ million	HK$ million (Note 36)
Turnover	7,291	152
Cost of sales	(2,228)	(66)
General and administrative expenses	(4,845)	(377)
Other income/(expense), net	302	(2)
Operating profit/(loss) before net (losses)/gains on investments and provisions for impairment losses	520	(293)

7. (Loss)/Profit from Operations

(Loss)/Profit from operations is stated after crediting and charging the following:

	The Group	
	2000	1999
	HK$ million	HK$ million (Note 36)
Crediting:		
Dividend income from		
Listed investment securities and other investments	1	1
Unlisted investment securities and other investments	4	—
Contract revenue	253	—
Gain on disposal of discontinued operations	—	21
Unrealised holding gain on other investments recorded as (losses)/gains on investments, net	—	537
Realised gain on disposal of other investments recorded as (losses)/gains on investments, net	50	37
Realised gain on disposal of investment in subsidiaries, a jointly controlled company and associates recorded as (losses)/gains on investments, net	181	—
Charging:		
Unrealised holding loss on other investments recorded as (losses)/gains on investments, net	1,076	—
Provision for other than temporary decline in value of		
- investment securities	3,911	—
- investment in jointly controlled companies and associates	77	—
Provision for impairment of fixed assets	50	—
Write-off of intangible assets	98	—
Write-down of fixed assets to recoverable amount	—	24
Provision for losses on contract commitments	231	—
Depreciation	892	13
Amortisation of intangible assets	28	—
Staff (excluding directors) costs	1,836	93
Cost of inventories	626	66
Loss on disposal of fixed assets	8	5
Exchange loss, net	22	3
Auditors' remuneration	8	1
Operating lease rental		
- land and buildings	115	9
- equipment	12	—
Pension scheme contributions (a)	131	3
Provision for inventory obsolescence	113	—

(a) Information regarding pension scheme contributions

The Group operates both defined contribution and defined benefit pension schemes for its qualifying employees. The assets of the schemes are held separately from those of the Group in funds under the control of independent trustees.

For the defined contribution scheme, the pension cost charged to the income statement represents contributions paid or payable by the Group at rates specified under the rules of the scheme. Where employees leave the scheme prior to the full vesting of their contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group. The pension scheme contributions payable to the Group's defined contribution scheme and forfeited contributions are set out below:

	The Group	
	2000	1999
	HK$ million	HK$ million
Pension scheme contributions payable to the Group's defined contribution scheme	9	4
Less: Forfeited contributions	—	(1)
	9	3

At the balance sheet date, the amount of forfeited contributions arising from employees leaving the scheme before becoming fully vested and which are available to reduce the contributions payable by the Group in the future were approximately $485,000 (1999 : $100,000).

For the defined benefit scheme, the funding policy is based on valuations by an independent actuary and the scheme is funded in accordance with the actuary's recommendation from time to time on the basis of periodic valuations. The total cost charged to the income statement for the year was $122 million (1999 : nil) which was determined in accordance with the accounting policy described in note 3(x) to these financial statements. The assumptions adopted for the purpose of determining the charge were the same as those described below but scheme assets were valued using a three year quarterly moving average method.

The latest actuarial valuation of the retirement funds was carried out at 31 December 1998 by Mr. A.G. Stott of Watson Wyatt Hong Kong Limited, Fellow of the Faculty of Actuaries of the United Kingdom, using the attained age method. The valuation assumes that the retirement scheme will continue in existence allowing for changes in membership, earnings and expected future returns on scheme assets and that the average long term rate of return on the assets of the scheme will be 2 percent per annum higher than the rate of salary escalation. The actuary was of the opinion that the value of the scheme assets was sufficient to cover 103 percent of the aggregate vested liability as at 31 December 1998, that is, the total value of the benefits which would be payable had the scheme been discontinued at that date.

8. Finance (Costs)/Income, Net

	The Group	
	2000	1999
	HK$ million	HK$ million (Note 36)
Bank loans and overdrafts wholly repayable within 5 years	(3,391)	(26)
Other loans wholly repayable within 5 years	(72)	(36)
Other loans not wholly repayable within 5 years	(1)	—
	(3,464)	(62)
Interest capitalised in properties under development for investment	110	41
	(3,354)	(21)
Interest income on bank deposits	998	77
	(2,356)	56

The net finance costs of $3,354 million (1999 : $21 million) includes amortisation of arrangement fees of approximately $896 million (1999 : nil) incurred for the bank loan facility obtained by the Group to finance the acquisition of the HKT Group.

During the year, the capitalisation rate used to determine the amount of interest eligible for capitalisation ranged from 5.85 percent to 7.50 percent.

9. Directors' and Senior Executives' Emoluments

(a) Details of directors' emoluments are set out below:

	The Group	
	2000	1999
	HK$ million	HK$ million
Non-executive directors		
Fees	1	—
Executive directors		
Fees	—	—
Salaries, allowances and other allowances and benefits in kind(i)	633	8
Pension scheme contributions	2	—
Bonuses paid and payable	132	6
	767	14
Total	768	14

(i) Benefits in kind includes the difference between the market price of the Company's shares and the exercise price of share options granted to the directors at the date of exercise of the share options by the directors irrespective of whether the resulting shares were sold or retained by the directors. The difference amounted to approximately $597 million and does not affect the results of operations of the Group.

The emoluments of the directors analyzed by the number of directors and emolument ranges were as follows:

	Number of directors The Group	
	2000	1999
Up to $1,000,000	4	14
$1,000,001-$1,500,000	—	2
$1,500,001-$2,000,000	—	1
$2,000,001-$2,500,000	2	—
$2,500,001-$3,000,000	—	1
$3,000,001-$3,500,000	1	—
$3,500,001-$4,000,000	1	1
$7,000,001-$7,500,000	1	—
$11,500,001-$12,000,000	1	—
$14,000,001-$14,500,000	2	—
$21,500,001-$22,000,000	1	—
$140,000,001-$140,500,000	1	—
$261,000,001-$261,500,000	1	—
$283,000,001-$283,500,000	1	—
	16	19

No directors waived the right to receive emoluments during the year.

The above analysis has also taken into account the aggregate benefits realised by the directors on the exercise of share options as noted in (i) above.

(b) Details of senior executives' emoluments are set out below:

Of the five highest paid individuals in the Group, three (1999 : two) are directors of the Company whose emoluments are included above. The emoluments of the remaining two (1999 : three) individuals were as follows:

	The Group	
	2000	1999
	HK$ million	HK$ million
Salaries and other benefits[(i)]	72	4
Pension scheme contributions	—	—
Bonuses paid and payable	2	3
Total	74	7

(i) Other benefits include the difference between the market price of the Company's shares and the exercise price of share options granted to the individuals at the date of exercise of the share options by the individuals irrespective of whether the resulting shares were sold or retained by the individuals. The difference does not affect the results of operations of the Group.

Their emoluments were within the following bands:

	The Group Number of senior executives	
	2000	1999
$ 1,500,001-$ 2,000,000	—	1
$ 2,000,001-$ 2,500,000	—	1
$ 3,500,001-$ 4,000,000	—	1
$29,500,001-$30,000,000	1	—
$44,000,001-$44,500,000	1	—
	2	3

The above analysis has also taken into account the aggregate benefits realized by the individuals on the exercise of share options.

During the year, no emoluments were paid to the five highest paid individuals (including directors, members and employees) as an inducement to join the Group or as compensation for loss of office.

10. Taxation

Hong Kong profits tax has been provided at the rate of 16 percent (1999 : 16 percent) on the estimated assessable profits for the year. Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

	The Group	
	2000	1999
	HK$ million	HK$ million
The Company and subsidiaries:		
Hong Kong profits tax		
- Provision for current year	320	6
- Tax charges from leasing partnerships	28	—
Overseas income tax		
- Provision for current year	3	1
Provision for deferred taxation (Note 28)		
- Hong Kong	31	—
	382	7
Unconsolidated subsidiaries		
Hong Kong profits tax		
- Provision for current year	137	—
Associates:		
Overseas income tax		
- Provision for current year	3	—
Total	522	7

11. (Loss)/Profit Attributable To Shareholders

$4,460 million (1999 : $41 million) of the loss attributable to shareholders was dealt with in the financial statements of the Company.

12. (Loss)/Earnings Per Share

The calculation of (loss)/earnings per share is based on the loss attributable to shareholders for the year of $6,907 million (1999 : profit of $347 million). The basic loss per share is based on the weighted average of 14,528,166,900 shares (1999 : 3,472,364,370 shares) in issue during the year. The diluted loss per share for the year ended 31 December 2000 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

The weighted average number of ordinary shares that was used for calculating the basic and diluted earnings per share has not been retrospectively adjusted for the rights issue which took place in December 2000 because there was no bonus element in the rights issue.

13. Fixed Assets

	2000						
	Investment Properties	Land and Buildings	Exchange Equipment	Transmission Plant	Other Plants and Equipment	Projects under Construction	Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
THE GROUP							
Cost or valuation							
Beginning of year	1,060	54	—	—	118	—	1,232
Additions							
- through acquisition of subsidiaries	2,029	3,211	4,261	6,460	1,984	1,941	19,886
- others	343	30	323	241	858	499	2,294
Valuation surplus	219	—	—	—	—	—	219
Transfers	—	4	(15)	26	243	(258)	—
Disposal of subsidiaries	—	—	—	—	(65)	—	(65)
Disposals	—	—	(14)	(2)	(34)	—	(50)
Provision for impairment in value	—	(3)	—	—	(47)	—	(50)
Cost overrun compensated by intermediate holding company	(78)	—	—	—	—	—	(78)
Exchange difference	1	—	—	—	—	—	1
End of year	3,574	3,296	4,555	6,725	3,057	2,182	23,389
Representing:							
At cost	—	3,262	4,555	6,725	3,057	2,182	19,781
At valuation	3,574	34	—	—	—	—	3,608
	3,574	3,296	4,555	6,725	3,057	2,182	23,389
Accumulated depreciation							
Beginning of year	—	1	—	—	33	—	34
Charge for the year	—	22	291	173	406	—	892
Disposal of subsidiaries	—	—	—	—	(1)	—	(1)
Disposals	—	—	(10)	—	(31)	—	(41)
End of year	—	23	281	173	407	—	884
Net book value							
End of year	3,574	3,273	4,274	6,552	2,650	2,182	22,505
Beginning of year	1,060	53	—	—	85	—	1,198

	2000	
	Equipment	Total
	HK$ million	HK$ million
THE COMPANY		
Cost		
Beginning of year	2	2
Additions	—	—
Disposals	—	—
End of year	2	2
Accumulated Depreciation		
Beginning of year	1	1
Charge for the year	1	1
Disposals	—	—
End of year	2	2
Net book value		
End of year	—	—
Beginning of year	1	1

Had land and buildings of the Group carried at valuation been carried at cost less accumulated depreciation and any reductions in carrying value to recoverable amounts, the carrying value of the land and buildings of the Group as at 31 December 2000 would have been approximately $33 million (1999 : $36 million).

Land and buildings with an aggregate carrying value of approximately $102 million (1999 : $36 million) were pledged as security for certain bank borrowings of the Group.

The carrying amount of investment properties and land and building of the Group is analysed as follows:

	Investment properties		Land and buildings	
	2000	1999	2000	1999
	HK$ million	HK$ million	HK$ million	HK$ million
Held in Hong Kong				
On long lease (over 50 years)	2,127	—	1,514	—
On medium-term lease (10-50 years)	285	282	1,627	36
On short lease (less than 10 years)	—	—	—	—
Held outside Hong Kong				
Freehold	—	—	70	—
Leasehold				
On long lease (over 50 years)	—	778	45	17
On medium-term lease (10-50 years)	1,162	—	17	—
	3,574	1,060	3,273	53

Investment properties were revalued as at 31 December 2000 by independent valuers, CB Richard Ellis Limited and Insigma Brooke.

Approximately $1,061 million (1999 : $672 million) of the investment properties are mortgaged as collateral for banking facilities of the Group.

14. Properties Held for Development

	The Group	
	2000	1999
	HK$ million	HK$ million
Leasehold land, at cost:		
Located in Hong Kong	15	23
Located in the PRC	51	48
	66	71

As at 31 December 2000, none of the properties held for development were pledged (1999 : nil).

15. Properties Under Development

Properties under development comprised:

	The Group	
	2000	1999
	HK$ million	HK$ million
Properties under development for investment[a]	1,675	1,506
Properties under development for sale	655	355
	2,330	1,861
Less: Properties under development for sale classified as current assets	(169)	(342)
	2,161	1,519

Properties under development for investment with an aggregate carrying value of approximately $1,345 million (1999 : $1,256 million) were pledged as security for certain bank borrowings of the Group.

(a) On 5 November, 1998, a subsidiary of the Group entered into an agreement with an independent third party to construct an industrial building in the PRC to be leased to that party. Under the agreement, the subsidiary is responsible for the construction of the building and the third party will pay the subsidiary a lease payment in advance covering the whole lease period. As at 31 December 2000, a formal lease agreement had not yet been signed. However, approximately $169 million (1999 : $167 million) had been advanced by that third party to the subsidiary.

16. Intangible Assets

	The Group			
	2000			
	Development Costs	Trademarks and Others	Total	1999 Total
	HK$ million	HK$ million	HK$ million	HK$ million
Cost				
Beginning of year	17	—	17	—
Additions				
- through acquisition of HKT Group	—	1,516	1,516	—
- others	81	19	100	17
Write-off	(98)	—	(98)	—
End of year	—	1,535	1,535	17
Amortisation				
Beginning of year	—	—	—	—
Charge for the year	—	28	28	—
End of year	—	28	28	—
Net book value				
End of year	—	1,507	1,507	17
Beginning of year	17	—	17	—

As a result of the periodic review of the unamortised balance of development costs, the Group wrote off all development costs as at 31 December 2000 as they no longer met all the criteria for capitalisation.

17. Investment in Subsidiaries

	The Company	
	2000	1999
	HK$ million	HK$ million
Unlisted shares, at cost	7,026	6,225
Amounts due from subsidiaries	157,626	4,954
	164,652	11,179
Less: Provision for impairment in value	(5,194)	—
	159,458	11,179
Amounts due to subsidiaries	(525)	(1)
	158,933	11,178

The provision for impairment in value of $5,194 million relates to certain subsidiaries of the Company which hold the Group's investments in investment securities and other investments.

Balances with subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment, except for an amount of $1,689 million due from a subsidiary, which bears interest at commercial rates.

Dividends from the PRC joint ventures will be declared based on the profits in the statutory financial statements of these PRC joint ventures. Such profits will be different from the amounts reported under accounting principles generally accepted in Hong Kong.

As at 31 December 2000, the Group has financed the operations of certain of its PRC joint ventures in the form of share-holders' loans amounting to approximately US$56 million (1999 : US$44 million) which have not been registered with the State Administration of Foreign Exchange. As a result, remittances in foreign currency outside the PRC may be restricted.

As at 31 December 2000, particulars of the principal subsidiaries of the Company are as follows:

Name of Company	Country of Incorporation/ Operations	Principal Activities	Nominal Value of Issued Capital/ Registered Capital		Equity Interest Attributable to the Group	
					Directly	Indirectly
		(Amounts expressed in Hong Kong dollars except otherwise stated)				
ACCA Investment Limited	Hong Kong	Property holding		2	100%	—
AdSociety Limited	Cayman Islands	Investment holding	US$	925,001	—	79%
Advanced Internet Ventures Limited	BVI	Investment holding	US$	1	—	100%
Advanced Internet Visions Limited	BVI	Investment holding	US$	100	—	70%
Angaro N.V.	Netherlands Antilles	Investment holding	US$	6,000	100%	—
Asian Motion Limited	BVI	Investment holding	US$	1	100%	—
Asianet System Group Limited	BVI	Investment holding	US$	1	—	100%
Atherington Management Limited	BVI	Investment holding	US$	1	100%	—
Atkins Developments Limited	BVI	Investment holding	US$	1	—	100%
Beijing Jing Wei House and Land Estate Development Co. Ltd.	The PRC	Property development	US$	50,000,000	—	100%
Beijing Jing Wei Property Management Co. Ltd.	The PRC	Property management	US$	150,000	—	80%
Brideswell Limited	Hong Kong	FNOC Trial operations		2	—	60%
Broadband Experience Limited	BVI	Investment holding	US$	1	—	100%
Broadband Technologies Limited	BVI	Investment holding	US$	1	—	100%
Carlyle International Limited	Hong Kong	Entrustment work		2	—	100%
Carmay Investment Limited	Hong Kong	Property holding		2	100%	—
Cosmos Network Limited	BVI	Investment holding	US$	1	—	100%
Cyber Advance Limited	BVI	Investment holding	US$	1	—	100%
Cyber Assist Limited	BVI	Investment holding	US$	1	—	100%
Cyber Century Development Limited	BVI	Investment holding	US$	1	—	100%
Cyber Commerce Limited	BVI	Investment holding	US$	1	—	100%
Cyber Configurations Limited	BVI	Investment holding	US$	1	—	100%
Cyber Connections Limited	BVI	Investment holding	US$	1	—	100%
Cyber Control Development Limited	BVI	Investment holding	US$	1	—	100%
Cyber Convergence Limited	BVI	Investment holding	US$	1	—	100%
Cyber Experience Limited	BVI	Investment holding	US$	1	100%	—
Cyber Exposures Limited	BVI	Investment holding	US$	1	—	100%
Cyber Expressions Limited	BVI	Investment holding	US$	1	—	100%
Cyber Gains Technology Limited	BVI	Investment holding	US$	1	—	100%
Cyber Interactions Limited	BVI	Investment holding	US$	1	—	100%
Cyber Lifestyle Limited	BVI	Investment holding	US$	1	—	100%
Cyber Media Limited	BVI	Investment holding	US$	1	—	100%
Cyber Net Technologies Limited	BVI	Investment holding	US$	1	100%	—
Cyber Speed Limited	BVI	Investment holding	US$	1	—	100%
Cyber Star Investment Limited	BVI	Investment holding	US$	1	—	100%
Cyber Tech Asset Management Limited	BVI	Investment holding	US$	1	—	100%
Cyber-Tech Group Limited	BVI	Technology know-how, library, right, IP owning and licensing	US$	1	—	60%
CyberVentures (Bermuda) Limited	Bermuda	Investment holding	US$	12,000	—	100%
Cyber Universe Limited	BVI	Investment holding	US$	1	—	100%
Cybernet Holdings Group Limited	BVI	Investment holding	US$	1	—	100%
Cyber-Port Limited	Hong Kong	Property development		2	—	100%

Name of Company	Country of Incorporation/ Operations	Principal Activities	Nominal Value of Issued Capital/ Registered Capital		Equity Interest Attributable to the Group Directly	Indirectly
		(Amounts expressed in Hong Kong dollars except otherwise stated)				
Cyber-Port Management Limited	Hong Kong	Management services		2	100%	—
CyberWorks International B.V. ..	Netherlands	Investment holding	EUR	3,140,000	—	100%
CyberWorks Internet Ventures Limited	Bermuda	Investment holding	US$	12,000	—	100%
CyberWorks Jobs Limited.......	BVI	Holding intellectual property rights	US$	1	100%	—
CyberWorks Ventures International Holdings Limited	BVI	Management services	US$	1	100%	—
CyberWorks Ventures Limited ...	Bermuda	Investment holding	US$	12,000	—	100%
Doncaster Group Limited	Hong Kong	Investment holding		2	—	100%
East Cyber Holdings Limited) ...	BVI	Investment holding	US$	1	—	100%
Eureka Investments Group Limited	BVI	Investment holding	US$	1	—	100%
Extra Lite International Limited	BVI	Investment holding	US$	1	—	100%
Gain Score Limited	BVI	Investment holding	US$	1	—	100%
Global Venture Offshore Limited	BVI	Investment holding	US$	1	—	100%
Green Haven Limited	Hong Kong	Corporate services		2	100%	—
Guangzhou Huaxin Property Development Co. Ltd.	The PRC	Property development	US$	2,550,000	—	85%
Hawkwood Holdings Limited	BVI	Investment holding	US$	1	—	100%
Hodgson Enterprises Limited	Hong Kong	Catering services		2	—	100%
Hoover Express Limited	Hong Kong	Property development		10,000	—	80%
Hyperlink Investments Group Limited	BVI	Investment holding	US$	1	—	100%
Impressive Bronze Limited	BVI	Investment holding	US$	1	—	100%
iNets Holdings Limited	BVI	Information technology centre	US$	1,000	—	70%
Internet Accord Limited	BVI	Investment holding	US$	1	—	100%
Internet Advance Limited	BVI	Investment holding	US$	1	100%	—
Internet City Holdings Limited ..	BVI	Investment holding	US$	1	—	100%
Internet Configurations Limited ..	BVI	Investment holding	US$	1	—	100%
Internet Convergence Limited ...	BVI	Investment holding	US$	1	—	60%
Internet Creations Limited	BVI	Investment holding	US$	1	—	100%
Internet Elite Limited	BVI	Investment holding	US$	1	—	100%
Internet Initiatives Limited	BVI	Investment holding	US$	1	—	100%
Internet Innovations Limited	BVI	Investment holding	US$	1	—	100%
Internet Linkages Limited.......	BVI	Investment holding	US$	1	—	100%
Ipswich Holdings Limited	BVI	Investment holding	US$	1	—	100%
Joint Venture (Bermuda) No. 2 Limited†	Bermuda	Telecommunications asset holding	US$	12,000	—	100%
Kirkham Holdings Limited	BVI	Investment holding	US$	1	—	100%
Madeline Investments Limited ...	Hong Kong	Property holding		2	—	100%
Manorways Holdings Limited....	BVI	Investment holding	US$	1	—	100%
Master Tech Group Limited.....	BVI	Investment holding	US$	1	100%	—
Media Touch Group Limited	BVI	Investment holding	US$	1	—	100%
Millennium Standard Limited....	BVI	Investment holding	US$	1	—	100%
Millennium System Trading Limited	BVI	Investment holding	US$	1	—	100%
Millennium Vocal Limited	BVI	Investment holding	US$	1	—	100%
Net Form Limited	BVI	Investment holding	US$	1	—	100%
Net Visions Limited............	BVI	Investment holding	US$	1	—	100%
Networks Achievements Limited	BVI	Investment holding	US$	1	—	100%
Network Applications Limited ...	BVI	Investment holding	US$	1	100%	—
Network Holdings Offshore Limited	BVI	Investment holding	US$	1	—	100%

Name of Company	Country of Incorporation/ Operations	Principal Activities	Nominal Value of Issued Capital/ Registered Capital		Equity Interest Attributable to the Group	
					Directly	Indirectly
		(Amounts expressed in Hong Kong dollars except otherwise stated)				
Network Incubations Limited	BVI	Investment holding	US$	1	—	100%
Network Initiatives Limited	BVI	Investment holding	US$	10,000	—	100%
Nordic Media Limited	BVI	Investment holding	US$	1	—	100%
Ocean Fine Pte Limited	Singapore	Investment holding	S$	100	—	85%
Orbital Properties Limited	Hong Kong	Property holding		2	—	100%
Pacific Century Asia Technologies Limited	Cayman Islands	Investment holding	US$	10	—	100%
Pacific Century Cable Holdings Limited	Bermuda	Telecommunications asset holding	US$	12,000	100%	—
Pacific Century Convergence Limited	Cayman Islands	Investment holding	US$	0.001	—	60%
Pacific Century CyberWorks (U.S.A.) Corp.	U.S.A.	Provision of promotional, liaison & business development services	US$	50	100%	—
PCC Facilities (HK) Limited	Hong Kong	Production facilities owning and production operations		2	—	60%
PCC Facilities Holding Limited	BVI	Investment holding	US$	1	—	60%
PCC Holdings Ltd.	Cayman Islands	Investment holding	US$	2,508	60%	—
PCC Investments Limited	Cayman Islands	Investment holding	US$	1	—	60%
PCC Management Services Limited	Hong Kong	Management services		2	—	60%
PCC Premium Resourcing Limited	BVI	Management services	US$	1	—	60%
Pacific Convergence Corporation (UK) Limited (formerly PCC Resourcing Limited)	United Kingdom	Management services		GBP1	—	60%
PCC Wormhole Services Limited	BVI	Investment holding	US$	1	—	60%
PCC Wormholes Limited	Cayman Islands	Investment holding	US$	1	—	60%
PCCW Capital Limited	BVI	Bonds issuer	US$	1	100%	—
Pacific Century CyberWorks India Private Limited	India	Investment holding		Rs.4,308,500	—	100%
Pacific Century CyberWorks Japan K.K. (formerly Jaleco Limited)	Japan	Entertainment software producer		JPY4,925,910,400	—	77.28%
Pacific Century CyberWorks Japan Limited	BVI	Investment holding	US$	1	100%	—
Pacific Century CyberWorks Japan Limited	Cayman Islands	Investment holding	US$	1	—	100%
Pacific Century Engineering Services Limited	Hong Kong	CPE business		2	100%	—
Pacific Century IDC Holdings Limited	Bermuda	Internet data centres holding	US$	12,000	100%	—
Pacific Century Internet Ventures Limited	BVI	Investment holding	US$	1	—	100%
Pacific Century Mobile Holdings Limited	Bermuda	Telecommunications asset holding	US$	12,000	100%	—
Pacific Century Regional Services Limited	BVI	Investment holding	US$	1	—	100%
Pacific Century Systems Limited	Hong Kong	CPE business		1,000,000	100%	—
Pacific Convergence Corporation, Ltd.	Cayman Islands/ Hong Kong	Broadband service developer	US$	1,180	—	60%
Pacific Convergence Corporation (India) Private Limited	India	Application service provider		Rs.215,000,000	—	57%

Name of Company	Country of Incorporation/ Operations	Principal Activities	Nominal Value of Issued Capital/ Registered Capital		Equity Interest Attributable to the Group Directly	Equity Interest Attributable to the Group Indirectly
		(Amounts expressed in Hong Kong dollars except otherwise stated)				
Pacific Convergence International Limited	Cayman Islands	Investment holding	US$	0.001	—	60%
Pacific Convergence (Mauritius) Limited	Mauritius	Investment holding	US$	2	—	60%
Pacific Legend Group Limited	BVI	Investment holding	US$	1	—	100%
PCCW International Services Limited	BVI	Recruitment services	US$	1	100%	—
PCCW Japan Limited	BVI	Management services	US$	1	—	100%
PCCW Mediacom Limited	BVI	Investment holding	US$	1	—	100%
PCCW Properties (HK) Limited	Hong Kong	Management services		2	—	100%
PCCW Properties Limited	BVI	Investment holding	US$	100	100%	—
PCCW Services Limited	Hong Kong	Management services		2	100%	—
People Now.com Limited	Hong Kong	Recruitment services		2	—	100%
Powernet Offshore Limited	BVI	Investment holding	US$	1	100%	—
Reach International Holdings Limited (formerly Eastern Cable Group Limited)	BVI	Investment holding	US$	1,281	—	100%
Ripley Investments Limited	Hong Kong	Property investment		10	—	100%
Spectorlite Limited	BVI	Investment holding	US$	1	—	100%
Splendid Stars Group Limited	BVI	Investment holding	US$	1	—	100%
Stable King Development Company Limited	Hong Kong	Property investment		100	—	80%
Starbucks (HK) Limited	Hong Kong	Satellite television uplink and downlink licence holder		10	100%	—
Tolmezzo Limited	BVI	Investment holding	US$	1	—	100%
Top View Technologies Limited	BVI	Investment holding	US$	1	—	100%
Virtual Effect Limited	BVI	Investment holding	US$	1	—	100%
Web Commerce Limited	BVI	Investment holding	US$	1	—	100%
Web Community Limited	BVI	Investment holding	US$	1	—	100%
Web Content Limited	BVI	Investment holding	US$	1	—	100%
Web Diversity Limited	BVI	Investment holding	US$	1	100%	—
Web Intelligence Limited	BVI	Investment holding	US$	1	—	100%
Web Power Limited	BVI	Investment holding	US$	1	—	100%
Web Ventures Limited	BVI	Investment holding	US$	1	—	100%
Web Visions Limited	BVI	Investment holding	US$	1	—	100%
World First Finance Limited	BVI	Financing	US$	1	100%	—
Yinggao Real Estate Development (Shenzhen) Co., Ltd.	The PRC	Property development	US$	3,755,841	—	100%
FIC Network Service, Inc.	Taiwan	Internet services	NT$	148,662,880	—	86.51%
Hong Kong CSL Limited (formerly Cable & Wireless HKT CSL Limited)††	Hong Kong	Sale of telecommunications products & provision of services		80,008,000	—	100%
Monance Limited	Hong Kong	Property holding		20	—	100%
One2Free PersonalCom Limited††	Hong Kong	Mobile telephone services		2	—	100%
PCCW Business eSolutions Limited	Hong Kong	Provision of IP/IT related, value-add services to business customer		2	—	100%

Name of Company	Country of Incorporation/ Operations	Principal Activities	Nominal Value of Issued Capital/ Registered Capital	Equity Interest Attributable to the Group	
				Directly	Indirectly
		(Amounts expressed in Hong Kong dollars except otherwise stated)			
PCCW Computasia Limited	Hong Kong	Computer services	1,200	—	100%
PCCW Enterprises Limited	Hong Kong	Investment company	2	—	100%
PCCW Finance Limited	BVI/Hong Kong	Financing	US$ 1	—	100%
PCCW-HKT Business Services Limited	Hong Kong	Business CPE services	2	—	100%
PCCW-HKT CAS Limited	Hong Kong	Investment company	20	—	100%
PCCW-HKT Limited	Hong Kong	Local & International Telecommunications	6,092,100,052	—	100%
PCCW-HKT Telephone Limited	Hong Kong	Telecommunications services	2,163,783,209	—	100%
PCCW IMS Limited	Hong Kong	Internet multimedia services	2	—	100%
PCCW Teleservices Limited	Hong Kong	Call-centre services	2	—	100%
PCCW VOD Limited	Hong Kong	iTV	3,500,000,100	—	99.99%
Reach Internet Services Limited (formerly PCCW Internet Services Limited)†	Hong Kong	Internet services provider	82,349,002	—	100%
Reach Networks Hong Kong Limited (Formerly PCCW-HKT International Limited)†	Hong Kong	Telecommunications services	901,000,000	—	100%
Reach Pacific Limited (formerly PCCW Pacific Limited)†	Hong Kong	Telecommunications services	20	—	100%
Telecom Directories Limited	Hong Kong	Publication of directories	10,000	—	51%
PCCW Powerbase Data Center Services (HK) Limited	Hong Kong	Data centre services	2	—	100%
Taiwan Telecommunication Network Services Co.,Ltd.	Taiwan	Provision of telecommunications services	NT$1,087,000,000	—	56.56%

Certain subsidiaries which do not materially affect the results or financial position of the Group are not included.

† Unconsolidated subsidiary containing IP Backbone business

†† Unconsolidated subsidiary containing Hong Kong wireless communications business

18. Investment in Jointly Controlled Companies

	The Group	
	2000	1999
	HK$ million	HK$ million
Share of net assets of jointly controlled companies	411	—
Provision for impairment	(60)	—
	351	—
Amounts due from jointly controlled companies	106	—
Amounts due to jointly controlled companies	(266)	—
	191	—
Investments at cost, unlisted shares	730	—

Balances with the jointly controlled companies are unsecured, non-interest bearing and have no fixed terms of repayments except for the loans due from a jointly controlled company, which bear interest at commercial rates, are secured by all of its movable properties and are repayable on demand or have fixed terms of repayment ranging up to three years.

As at 31 December 2000, particulars of the principal jointly controlled companies of the Group are as follows:

Name of Company	Country of Incorporation	Principal Activities	Attributable Equity Interest to the Group — Directly	Attributable Equity Interest to the Group — Indirectly
2cube Securities Limited	Hong Kong	Securities dealing	—	50%
Data Access (India) Limited	India	Internet services provider	—	29.4%
Dazzling Sky Assets Limited	Hong Kong	Restaurant	—	50%
Morningstar Asia Limited	Hong Kong	Financial information services provider	—	28.07%
PCC Skyhorse Holding Limited	Cayman Islands	Multimedia marketing solution provider	—	36%
SecureNet Asia Limited	Hong Kong	Internet security consultancy and services provider	—	50.4%

Goodwill arising from the acquisitions of these jointly controlled companies in the amount of approximately $167 million has been written off to reserves during the year.

19. Investment in Associates

	The Group	
	2000	1999
	HK$ million	HK$ million
Share of net assets of associates	767	11
Provision for impairment	(17)	—
	750	11
Amounts due from associates	166	—
Amounts due to associates	(7)	—
	909	11
Investment at cost:		
Unlisted shares	1,200	428
Shares listed in Hong Kong	404	—
	1,604	428
Market value of listed shares	341	—

Balances with associates are unsecured, non-interest bearing and have no fixed terms of repayment except for the loan advanced to an associate which bears interest at commercial rates.

As at December 31, 2000, particulars of the principal associates of the Company are as follows:

Name of Company	Country of Incorporation	Principal Activities	Attributable Equity Interest to the Group Directly	Attributable Equity Interest to the Group Indirectly
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Provision of a computerised airline reservations systems	—	37.04%
ChinaBig.com Limited	Hong Kong	Production and distribution of trade directory	—	37.65%
Great Eastern Telecommunications Limited	Cayman Islands	Investment holding	—	49%
Hikari Tsushin International Limited (formerly Golden Power International Holdings Limited)	Bermuda	Internet and mobile phone related business	—	20%
iLink Holdings Limited (formerly iLink.net Holdings Limited)	Cayman Islands	Internet application solution provider	—	40.84%
MobileOne (Asia) Pte Ltd.	Singapore	Provision of mobile telecommunications services	—	14.7%
Outblaze Limited	Hong Kong	Instant portal	—	46.21%
SilkRoute Holdings Pte. Ltd.	Singapore	Internet incubator	—	25.1%
Star East Information Technology Management Co. Limited	BVI	Entertainment portal	—	50%

Goodwill arising from these acquisitions of approximately $376 million (1999 : $413 million) has been written off directly against reserves.

20. Investment in Unconsolidated Subsidiaries

Certain subsidiaries of HKT Group were excluded from consolidation because the control over these subsidiaries was intended to be temporary at the time of the acquisition of the HKT Group. Details of the background of the Company's intentions towards the unconsolidated subsidiaries are discussed in note 2 and the names of the unconsolidated subsidiaries are included in the list of subsidiaries in note 17.

The goodwill arising on acquisition of the above businesses was approximately $40.7 billion of which $24.2 billion was related to the IP Backbone business and $16.5 billion was related to the Hong Kong wireless communications business. 100 percent and 40 percent of the goodwill on the acquisition of the IP Backbone business and the Hong Kong wireless communications business, respectively, were written off against reserves. The remaining 60 percent of the goodwill on the acquisition of the Hong Kong wireless communications business was included in the cost of the business and recorded as a current asset in view of the contemplated disposal which was completed in February 2001.

The net aggregate post-acquisition profits of the unconsolidated subsidiaries at 31 December 2000 are as follows:

	For the Current Year	Prior Years Since Acquisition	End of Year
	HK$ million	HK$ million	HK$ million
Dealt with in the Company's financial statements	—	—	—
Not dealt with in the Company's financial statements	743	—	743
	743	—	743

Summarised financial information of the unconsolidated subsidiaries, in aggregate, is as follows:

	The Group	
	IP Backbone Business 2000	Wireless Communications Business 1999
	HK$ million	HK$ million
Balance sheet as at 31 December 2000		
Non-current assets	5,275	5,791
Current assets	1,210	617
Total assets	6,485	6,408
Non-current liabilities	—	(12)
Current liabilities	(2,397)	(1,113)
Minority interests	(15)	—
Net assets	4,073	5,283
Income statement (for the period from 17 August to 31 December 2000)		
Turnover	2,892	1,635
Profit from operations	662	165
Profit before tax	719	165
Net profit	592	151

21. Investments

Investments are analysed as follows:

	The Group	
	2000	1999
	HK$ million	HK$ million
Held-to-maturity securities	83	—
Investment securities[(a), (d)]	2,238	3,579
Other investments[(b), (d)]	87	965
	2,408	4,544

(a) Investment securities

	The Group	
	2000	1999
	HK$ million	HK$ million
Unlisted, at cost	2,129	320
Less: Provision for impairment in value	(643)	—
	1,486	320
Listed, at cost		
Hong Kong	75	—
Overseas	3,945	3,259
	4,020	3,259
Less: Provision for impairment in value	(3,268)	—
	752	3,259
	2,238	3,579
Quoted market value of listed investment securities as at 31 December 2000	581	8,338

(b) Other investments

	The Group	
	2000	1999
	HK$ million	HK$ million
Listed, at quoted market value		
Hong Kong	284	205
Overseas	110	1,034
	394	1,239
Less: Current portion classified as current assets	(307)	(274)
	87	965

During the year, certain listed securities were transferred from investment securities to other investments. These transfers were effected at fair value. The excess of fair value at the date of transfer over the cost of the securities of $544 million (1999: $404 million) was recognised in the income statement.

(c) During 1999, the Group had entered into certain derivative contracts, in the form of equity option contracts, with a third party with the effect of fixing the Group's unrealised gains on certain quoted other investments within specified ranges. The equity option contracts have terms of up to four years from the date of the contracts and will mature in 2003. The gains from changes in the fair market value of the related other investments for the year ended 31 December 1999 were determined with reference to the effect of the equity option contracts and were limited to the specified range dictated by the terms of the equity option contracts. During 2000, the Group entered into certain other equity option contracts which effectively closed out a portion of the equity option contracts entered into in 1999 and removed the lower limits of the specified range. Accordingly, the Group has recorded losses from declines in the fair value of the related other investments during 2000 by reference to the market prices of these investments as at 31 December 2000. In addition, the Group received premiums upon executing the equity option contracts in 2000. Such premiums are being amortised into income over the life of the related option contracts (see note 31 for further details).

The counterparty had the right, under the contracts entered into in 1999, to call for collateralisation of gains in the values of underlying securities in excess of the range of the contracts. The Company had provided collateralisation through pledging the shares of a subsidiary holding investments with a carrying value of approximately $87 million as at 31 December 2000.

(d) Certain investment securities and other investments with a carrying value of approximately $830 million (1999 : $3.5 billion) are subject to restrictions on sale (i) for a period of six months to three years from the date of purchase, (ii) for a period of six months subsequent to the initial public offering of the investees' shares on a recognised stock exchange, or (iii) unless the securities are registered with the Securities and Exchange Commission of the United States or exemption from registration is obtained.

22. Current Assets and Liabilities

(a) Properties held for sale

	The Group	
	2000	1999
	HK$ million	HK$ million
Properties held for sale:		
Located in the PRC	525	553
	525	553

(b) Inventories

	2000	1999
	HK$ million	HK$ million (Note 36)
Raw materials	4	—
Work in progress	306	—
Finished goods	225	20
Consumable inventories	52	—
Less: provision for obsolescence	(113)	—
	474	20

(c) Investment in unconsolidated subsidiaries

The 60 percent interest in HKT Group's Hong Kong wireless communications business to be disposed of subsequent to 31 December 2000 amounting to $13,104 million has been accounted for using the cost method of accounting and is recorded as a current asset in the consolidated balance sheet.

(d) Accounts receivable

An aging analysis of trade receivables is set out below:

	The Group	
	2000	1999
	HK$ million	HK$ million (Note 36)
0—30 days	1,317	72
31—60 days	209	2
61—90 days	32	2
91—120 days	79	1
Over 120 days	86	1
Less: Provision for doubtful debts	(4)	—
	1,719	78

The normal credit period granted by the Group is on average 30 days from the date of invoice.

(e) Gross amounts due from/(to) customers for contract work

	The Group	
	2000	1999
	HK$ million	HK$ million (Note 36)
Contract costs incurred plus attributable profit less foreseeable losses	306	33
Less: progress billings received and receivable	(253)	(38)
	53	(5)

Included in the non-current assets at 31 December 2000 is approximately $2.5 million (1999: nil) representing retentions receivable from customers in respect of construction contracts in progress.

(f) Short-term borrowings

	The Group	
	2000	1999
	HK$ million	HK$ million
Bank loans and overdrafts	64,822	958
Loan from a shareholder	10	10
Other loans	217	—
Current portion of long-term loans	—	8
	65,049	976
Secured	59,940	799
Unsecured	5,109	177

Please refer to note 34 to the financial statements for details of the Group's banking facilities.

At 31 December 2000, the Company had unsecured short term bank loans of approximately $2,147 million (1999: 159 million).

(g) Accounts payable

An aging analysis of accounts payable is set out below :

	The Group	
	2000	1999
	HK$ million	HK$ million (Notes 36)
0-30 days	285	14
31-60 days	97	4
61-90 days	30	1
91-120 days	3	3
Over 120 days	27	—
	442	22

23. Long-term Liabilities

	The Group	
	2000	1999
	HK$ million	HK$ million
Repayable within a period		
- not exceeding one year	—	8
- over one year, but not exceeding two years	148	11
- over two years, but not exceeding five years	858	34
- over five years	1	114
	1,007	167
Less: Amounts repayable within one year included under current liabilities	—	(8)
	1,007	159
Secured	1,004	—
Unsecured	3	159

Please refer to note 34 to the financial statements for details of the Group's banking facilities.

24. Convertible Bonds

	The Group	
	2000	1999
	HK$ million	HK$ million
Beginning of year	882	—
Conversion (a)	(882)	(78)
Issuance (b)	8,580	960
End of the year	8,580	882

(a) The convertible bonds carried forward from 1999 with a conversion price of $0.31 per share were fully converted into ordinary shares of the Company during the year (see note 25).

(b) Convertible bonds due 2005 ("Convertible Bonds" with the principal amount of US$1,100 million (approximately $8,580 million) were issued by PCCW Capital Limited, a wholly-owned subsidiary of the Company, on 5 December 2000. The Convertible Bonds are listed on the Luxembourg Stock Exchange. The Convertible Bonds are convertible into ordinary shares of the Company at US$1.0083 (approximately $7.865) per share at any time on or after 5 January 2001 and prior to the close of business on 21 November 2005 and bear interest at 3.5 percent per annum, payable annually in arrears. Unless previously cancelled, redeemed or converted, the Convertible Bonds will be redeemed in US dollars at 120.12 percent of the principal amount together with accrued interest on 5 December 2005. If the Convertible Bonds are fully converted, the Company will be required to issue approximately 1,091 million ordinary shares. The redemption premium is being accrued on a straight line basis from the date of issuance to the final redemption date of 5 December 2005. Up to 31 December 2000, none of the Convertible Bonds had been converted into shares of the Company.

25. Share Capital

	The Company			
	2000		1999	
	Number of shares	Nominal value	Number of shares	Nominal value
		HK$ million		HK$ million
Authorised:				
Ordinary shares of $0.05 each	32,000,000,000	1,600	32,000,000,000	1,600
Issued and fully paid ordinary shares of $0.05 each:				
Beginning of year	9,067,035,875	453	461,852,000	23
Issued for acquisition of 100% holding in PCCW Properties Limited	—	—	4,838,710,000	242
Issued for acquisition of 60% holding in PCC	—	—	752,302,268	38
Issued for acquisition of 100% holding in HKT[(g)]	8,669,938,322	434	—	—
Exercise of options (Note 26)	78,489,638	4	580,000	—
Repurchased and cancelled	—	—	(34,784,000)	(2)
Issued for cash[(a)&(d)]	583,000,000	29	2,311,719,000	116
Rights issue[(h)]	637,288,324	32	—	—
Issued for acquisition of investments	—	—	485,043,704	24
Conversion of convertible bonds[(b),(c),(e)&(f)]	2,845,160,966	142	251,612,903	12
End of year	21,880,913,125	1,094	9,067,035,875	453

(a) On 8 February 2000, 248,000,000 new ordinary shares were issued at $15.80 per share for cash for the investment in a proposed 50/50 joint venture with CMGI Inc. and general working capital of the Group. The issue price of the shares represented a discount of approximately 5.1 percent of the closing price $16.65 per share on 25 January 2000.

(b) On 8 February 2000, 251,612,903 new ordinary shares were issued to PCRD as a result of the conversion of convertible bonds in the principal amount of $78 million at a conversion price of $0.31 per share.

(c) On 14 February 2000, 278,709,548 new ordinary shares were issued to the ultimate holding company as a result of the conversion of convertible bonds in the principal amount of approximately $86 million at the conversion price of $0.31 per share.

(d) On 28 February 2000, 335,000,000 new ordinary shares were issued at $23.50 per share for cash for financing the acquisition of the entire issued share capital of HKT. The issued price represented a discount of approximately 4.7 percent of the closing price $24.65 per share on 11 February 2000.

(e) On 11 April 2000, 645,161,290 new ordinary shares were issued to PCRD as a result of the conversion of convertible bonds in the principal amount of $200 million at a conversion price of $0.31 per share.

(f) On 1 August 2000, 1,669,677,225 new ordinary shares were issued to PCRD as a result of the conversion of convertible bonds in the principal amount of approximately $518 million at a conversion price of $0.31 per share.

(g) On 17 August 2000, 8,669,938,322 new ordinary shares were issued as part of the consideration for the acquisition of 100 percent interest in HKT.

(h) On 4 December 2000, the Company, by way of a rights issue, issued 637,288,324 new ordinary shares ("Rights Shares") at $6.50 per share for cash, being 30 new shares for every 1,000 existing shares held by the existing shareholders of the Company as at 13 November 2000.

In accordance with the terms of the share underwriting agreements dated 23 October 2000, Pacific Century Diversified Limited, a shareholder of the Company, PCRD and the ultimate holding company subscribed a total of 134,717,384 Rights Shares not taken up or applied for as excess Rights Shares.

(i) Details of the convertible bonds and warrants issued by the Group during the year are presented in notes 24 and 26.

All shares issued during the year rank pari passu in all respects with existing shares.

26. Share Options and Warrants

(a) Staff Share Option Scheme

On 20 September 1994, the Company approved a share option scheme under which the directors may, at their discretion, at any time during the ten years from the date of approval of the scheme, invite employees of any member company of the Group, including directors, to take up share options of the Company. The maximum number of shares on which options may be granted may not exceed 10 percent of the issued share capital of the Company excluding any shares issued on the exercise of options from time to time. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the greater of (i) 80 percent of the average of the official closing price of the shares on The Stock Exchange of Hong Kong Limited ("SEHK") for the five trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares. The scheme became effective upon the listing of the Company's shares on the SEHK on 18 October 1994 and was amended by the directors on 22 December 1995 and was further amended by the shareholders on 29 July 1999. The terms of the scheme provide that an option may be exercised under the scheme at any time during the period commencing on the date upon which such option is deemed to be granted and accepted. The directors may determine and adjust the period within which the relevant grantee may exercise his or her option and the proportion of the option to be exercised in each period, so long as the period within which the option must be taken up is not more than ten years from the date of grant of the option.

A summary of the movements of share options granted under the scheme during the year is as follows :

	Exercise price per share					
	$2.01 to $5.00	$5.01 to $8.00	$11.01 to $14.00	$14.01 to $17.00	$17.01 to $20.00	Total
	Number of share options					
Beginning of year	282,479,000	—	—	—	—	282,479,000
Granted during the year	121,939,400	33,324,000	258,785,000	4,193,500	18,054,000	436,295,900
Exercised during the year	(77,433,638)	(1,056,000)	—	—	—	(78,489,638)
Cancelled/lapsed during the year	(2,507,136)	(1,538,000)	(7,166,000)	(1,760,000)	(18,054,000)	(31,025,136)
End of year	324,477,626	30,730,000	251,619,000	2,433,500	—	609,260,126

(b) Other Share Options

In September 1999, as part of the acquisition of Pacific Convergence Corporation, Ltd. ("PCC:"), the Company entered into an agreement with the minority shareholder of PCC, under which the minority shareholder can exchange its effective 40 percent shareholding in PCC Holdings Ltd., the holding company of PCC, for 1,003,070,000 new shares of the Company at no further consideration. The option is exercisable until September 2009. The Company has the right to require the minority shareholder to exercise the option at the end of the option period to the extent it has not already been exercised. No option was exercised for the year ended 31 December 2000. On 2 March 2001, the minority shareholder exercised a portion of the options and the Company issued 138,370,000 new ordinary shares to the minority shareholder.

In December 1999, certain subsidiaries of the Company signed a legally binding Heads of Agreement ("Agreement") with a supplier for the provision of production and sales consultancy services and the rights to use all archive, visual, audio-visual and/or audio materials owned by the supplier for ten years. Under the terms of the Agreement, the supplier will be granted options to subscribe for up to 5 percent in the issued share of PCC at par value. As at 31 December 2000, the options had not yet been granted and final definitive agreements had not yet been signed, except for a production services agreement.

(c) Warrants

On 5 December 2000, the Company issued warrants, in the proportion of two warrants for each Rights Share subscribed under the rights issue, entitling the holders to subscribe in cash, at any time on or after 5 December 2000 until 4 December 2001, for 1,274,576,648 ordinary shares of the Company at a price of $7.50 per ordinary share. If the warrants are fully exercised, the Company will be required to issue 1,274,576,648 ordinary shares. During the year, no warrant was exercised.

27. (Deficit)/Reserves

	2000					1999
	Share Premium	Property Revaluation Reserve	Currency Translation Reserve	Accumulated Deficits	Total	Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
THE GROUP						
Beginning of year	14,614	124	(2)	(3,838)	10,898	91
Issue of ordinary shares and exercise of options, net of issuing expenses	147,612	—	—	—	147,612	14,712
Issue of shares under rights issue, net of issuing expenses	4,069	—	—	—	4,069	—
Share repurchases (including transaction costs)	—	—	—	—	—	(188)
Issue of shares upon conversion of convertible bonds	740	—	—	—	740	—
Write-down of revaluation surplus on fixed assets	—	—	—	—	—	(39)
Write-off of goodwill arising from acquisitions of subsidiaries	—	—	—	(172,014)	(172,014)	(3,734)
Write-off of goodwill arising from acquisitions of associates	—	—	—	(376)	(376)	(413)
Write-off of goodwill arising from acquisitions of jointly controlled companies	—	—	—	(167)	(167)	—
Realization of capital reserve on disposal of subsidiaries	—	—	—	(9)	(9)	—
Realization of goodwill on disposal of associates	—	—	—	48	48	—
Surplus on revaluation of investment properties	—	219	—	—	219	124
Translation exchange differences	—	—	(63)	—	(63)	(2)
(Loss)/Profit for the year	—	—	—	(6,907)	(6,907)	347
End of year	167,035	343	(65)	(183,263)	(15,950)	10,898
Attributable to:						
- The Company and subsidiaries	167,035	343	(65)	(183,744)	(16,431)	11,315
- Jointly controlled companies	—	—	—	(100)	(100)	—
- Associates	—	—	—	(72)	(72)	(417)
- Unconsolidated subsidiaries	—	—	—	653	653	—
End of year	167,035	343	(65)	(183,263)	(15,950)	10,898

	2000					1999
	Share Premium	Property Revaluation Reserve	Currency Translation Reserve	Accumulated Deficits	Total	Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
THE COMPANY						
Beginning of year	14,614	—	—	(40)	14,574	91
Issue of ordinary shares and exercise of options, net of issuing expenses	147,612	—	—	—	147,612	14,712
Issue of shares under rights issue, net of issuing expenses	4,069	—	—	—	4,069	—
Share repurchases (including transaction costs)	—	—	—	—	—	(188)
Issue of shares upon conversion of convertible bonds	740	—	—	—	740	—
Loss for the year	—	—	—	(4,460)	(4,460)	(41)
End of year	167,035	—	—	(4,500)	162,535	14,574

28. Deferred Taxation

	The Group	
	2000	1999
	HK$ million	HK$ million
Beginning of year	1	1
Acquisition of subsidiaries	706	—
Provision for net timing differences	31	—
End of year	738	1

Deferred taxation represents the taxation effect of the following timing differences:

	The Group	
	2000	1999
	HK$ million	HK$ million
Leasing partnership	555	—
Accelerated depreciation allowances	187	1
Tax losses	(4)	—
	738	1

The potential net deferred taxation liabilities/(assets) which are not included in the financial statements are:

	The Group	
	2000	1999
	HK$ million	HK$ million
Accelerated depreciation allowances	2,431	5
Tax losses and others	(1,727)	(36)
	704	(31)

The above net deferred taxation liabilities/(assets) have not been recognised in the financial statements as it is not certain that the liabilities/(assets) will be realised in the foreseeable future.

In addition, deferred taxation has not been provided in respect of the property revaluation surpluses recorded by the Group as the realisation of the surpluses would not be subject to taxation or the deferred taxation is not expected to crystallise in the foreseeable future.

29. Notes to the Consolidated Cash Flow Statement

(a) Reconciliation of (loss)/profit before taxation to net cash inflow/(outflow) from operating activities

	The Group	
	2000	1999
	HK$ million	HK$ million (Note 36)
(Loss)/Profit before taxation	(6,408)	353
Provision for inventory obsolescence	113	—
Write-off of intangible assets	98	—
Interest income	(998)	(77)
Interest expenses	2,458	21
Finance charges	896	—
Depreciation	892	13
Unrealised loss/(gain) on other investments, net	1,076	(537)
Realised gain on disposal of other investments	(50)	(37)
Realised gain on disposal of investment in subsidiaries, a jointly controlled company and associates Provision for other than temporary decline in value of	(181)	—
- investment securities	3,911	—
- investment in jointly controlled companies and associates	77	—
Provision for impairment of fixed assets	50	—
Provision for losses on contract commitments	231	—
Gain on disposal of discontinued operations	—	(21)
Loss on disposal of fixed assets	8	5
Write-down of fixed assets to recoverable amount	—	24
Provision for doubtful debts	4	—
Amortisation of intangible assets	28	—
Provision for loss on disposal of land	—	8
Provision for connectivity services	—	6
Dividend income	(5)	(1)
Share of results of associates and jointly controlled companies	163	5
Share of results of unconsolidated subsidiaries	(790)	—
Decrease/(Increase) in operating assets:		
- properties held for sale	(10)	(240)
- properties under development for sale	(472)	(17)
- inventories	(61)	8
- accounts receivable	(150)	81
- gross amounts due from customers for contract work	(53)	
- amounts due from related companies	(34)	(5)
- other assets	(59)	(357)
Increase/(Decrease) in operating liabilities:		
- bills payable	—	(9)
- accounts payable, accruals, other payables and deferred income	1,918	210
- amounts due to related companies	28	15
- advances from customers	118	143
- other liabilities	24	(3)
Unrealised exchange differences	16	(2)
Net cash inflow/(outflow) from operating activities	2,838	(414)

(b) Acquisitions of subsidiaries

During the year, the Group acquired interests in PCCW-HKT Limited and Pacific Century CyberWorks Japan K.K. The effects of the acquisitions on the cash flows of the Group are as follows:

	The Group	
	2000	1999
	HK$ million	HK$ million (Note 36)
Net assets acquired:		
Fixed assets	19,886	953
Properties held for development	—	96
Properties under development for investment	—	1,443
Properties held for sale	—	183
Properties under development for sale	—	361
Intangible assets	1,516	—
Investment in unconsolidated subsidiaries	17,677	—
Investment in jointly controlled companies and associates	466	—
Investments	835	—
Investment in unconsolidated subsidiaries — current portion	13,104	—
Accounts receivable, prepayments, deposits and other assets	4,186	104
Bank deposits maturing over three months	331	—
Cash and bank balances	6,664	56
Short term borrowings	(2,015)	—
Accounts payable, accruals and other payables	(4,725)	(279)
Long-term borrowings	(21)	(393)
Deferred taxation	(706)	—
Other long-term liabilities	(57)	—
Due to a minority shareholder	—	(28)
Minority interests	(716)	(3)
	56,425	2,493
Goodwill arising on acquisition	172,014	3,731
	228,439	6,224
Satisfied by:		
Issuance of ordinary shares	136,464	5,261
Issuance of convertible bonds	—	960
Cash proceeds from Bridge Loan	88,281	—
Cash from internal resources	3,694	3
	228,439	6,224
Analysis of the net (outflow)/inflow of cash and cash equivalents in respect of the purchase of subsidiaries:		
Cash	(91,975)	(3)
Cash and bank balances acquired	6,664	56
Net cash (outflow)/inflow in respect of acquisitions of subsidiaries	(85,311)	53

(c) Disposals of subsidiaries

	The Group	
	2000	1999
	HK$ million	HK$ million (Note 36)
Net assets/(liabilities) disposed of:		
Fixed assets	64	43
Properties under development	108	—
Investment in associates and investments	—	5
Inventories	—	40
Accounts receivable and other current assets	23	66
Cash and bank balances	74	15
Bank borrowings	(60)	—
Accounts payable, accruals and other payables	(73)	(281)
Minority interests	(17)	—
	119	(112)
Waiver of amount receivable from the subsidiaries disposed of	—	193
Realization of capital reserve	(9)	—
	110	81
Gain on disposal of discontinued operations	—	21
Gain on disposal of subsidiaries	31	—
	141	102
Satisfied by:		
Waiver of a loan from a former shareholder	—	68
Receivable from a former shareholder	—	34
Reclassification of investment on deemed disposal on dilution of interests in a subsidiary	26	—
Cash	115	—
	141	102
Analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the disposals of subsidiaries		
Cash consideration	115	—
Cash and bank balances disposed of	(74)	(15)
Net cash inflow/(outflow) in respect of disposal of subsidiaries	41	(15)

(d) Analysis of changes in financing

	2000					
	Share Capital and Premium	Borrowings	Convertible Bonds	Minority Interests	Total	1999 Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Beginning of year	15,067	934	882	5	16,888	226
Net cash inflow from financing	15,716	63,017	8,580	136	87,449	7,158
Reduction of minority interests arising from disposals of subsidiaries	—	—	—	(17)	(17)	(3)
Increase in minority interests arising from acquisitions of subsidiaries	—	—	—	716	716	—
Gain on investment from minority shareholders	—	—	—	(59)	(59)	—
Conversion of convertible bonds	882	—	(882)	—	—	(78)
Shares issued for acquisitions of subsidiaries	136,464	—	—	—	136,464	8,296
Issuance of convertible bonds	—	—	—	—	—	960
Waiver of loans	—	—	—	—	—	(68)
Increase in loans arising from acquisitions of subsidiaries	—	2,036	—	—	2,036	393
Decrease in loans arising from disposals of subsidiaries	—	(60)	—	—	(60)	—
Minority interests in share of loss / (profit)	—	—	—	(23)	(23)	4
Dividends paid to minority interests	—	—	—	(44)	(44)	—
Exchange differences	—	15	—	9	24	—
End of year	168,129	65,942	8,580	723	243,374	16,888

(e) Analysis of cash and cash equivalents

	The Group	
	2000	1999
	HK$ million	HK$ million
Cash and bank balances	13,819	4,121
Bank loans and overdrafts	(114)	(200)
	13,705	3,921

(f) Major non-cash transactions

During the year, the Company issued 8,669,938,322 ordinary shares at an issue price of $15.74 per share or approximately $136,464 million in partial settlement of the consideration for the acquisition of 100 percent of HKT. The Group also obtained a syndicated bank loan of US$12 billion to finance the payment of the remainder of the purchase consideration.

See note 24 for new ordinary shares issued on conversion of convertible bonds.

30. Net Lease Payments Receivable

A company within the Group is a limited partner in a number of limited partnerships which own and lease assets to third parties.

	The Group	
	2000	1999
	HK$ million	HK$ million (Note 36)
The net investment in these finance leases comprises:		
Net lease payments receivable	490	—
Less: Current portion of net lease payments receivable	(21)	—
	469	—

Non-recourse finance of $2,952 million (1999: nil) has been offset against net rentals receivable in arriving at the above net investment in finance leases.

31. Financial Instruments

(a) Equity options

As at 31 December 2000, the Group had outstanding written equity call options with a total notional amount of approximately US$228 million (approximately $1,775 million) (1999: approximately US$124 million or approximately $968 million). The Group had also received premiums of approximately US$54 million (approximately $425 million) on writing new equity call and put options in 2000. A portion of these new contracts effectively closed out certain of the equity option contracts entered into in 1999. The premiums received were recorded as deferred income and are being amortised into income on a straight line basis over the life of the related contracts.

(b) Interest rate options

The Group entered into interest rate options to manage its interest rate risk. At 31 December 2000, the total notional amount of such instruments was $390 million.

The notional amounts of the outstanding equity option contracts and interest rate options indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk.

32. Commitments

(a) Capital

	The Group	
	2000	1999
	HK$ million	HK$ million
Authorised and contracted for	3,622	2,571
Authorised but not contracted for	589	348
	4,211	2,919

An analysis of the above capital commitments by nature is as follows:

	The Group	
	2000	1999
	HK$ million	HK$ million
Investments	455	501
Property development	1,802	1,064
Development of Internet business	1,045	1,350
Construction contract	432	—
Acquisition of fixed assets	443	4
Others	34	—
	4,211	2,919

(b) Operating leases

The amount payable in the next twelve months, analysed according to the period in which the lease expires, is as follows:

Land and buildings

	The Group	
	2000	1999
	HK$ million	HK$ million
Expiring in the first year	105	1
Expiring in the second to fifth years inclusive	294	3
Expiring after the fifth year	50	—
	449	4

Equipment

	The Group	
	2000	1999
	HK$ million	HK$ million
Expiring in the first year	27	—
Expiring in the second to fifth years inclusive	67	—
Expiring after the fifth year	59	—
	153	—

(c) Others

As at 31 December 2000, the Group had outstanding forward foreign exchange contracts to buy US$2,450 million (1999 : nil) at various rates totaling approximately $19,080 million (1999 : nil). Further, the Group had outstanding forward foreign exchange contracts to buy approximately DEM 1.3 million (1999 : nil), FRF 2.3 million (1999 : nil), and JPY 77 million (1999 : nil) at various rates totaling approximately US$2 million (1999 : nil).

33. Contingent Liabilities

	The Group		The Company	
	2000	1999	2000	1999
	HK$ million	HK$ million	HK$ million	HK$ million
Performance guarantee	630	8	8	8
Guarantees given to banks in respect of credit facilities granted to				
- subsidiaries	—	—	9,158	83
- jointly controlled company	4	—	4	—
Guarantee in lieu of cash deposit	1	1	1	—
Guarantee in respect of an investment commitment of an associate	104	—	—	—
Revenue guarantee	68	—	—	—
	807	9	9,171	91

34. Banking Facilities

Aggregate banking facilities as at 31 December 2000 were $66,004 million (1999: $1,522 million) of which the unused facilities as at the same date amounted to $288 million (1999: $562 million).

Substantially all of the assets of HKT Group amounting to approximately $44 billion as at 31 December 2000, the entire issued share capital of HKT and certain additional assets of the Company and one of its subsidiaries are or will be subject to fixed or floating charge to secure the Bridge Loan as defined below obtained to finance the acquisition of HKT.

Additional security pledged for the banking facilities includes:

	The Group	
	2000	1999
	HK$ million	HK$ million
Investment properties	1,061	672
Land and buildings	102	36
Properties under development	1,345	1,256
Other non-current assets	10	—
Accounts receivable	4	—
Fixed deposit	7	50
	2,529	2,014

As part of the above banking facilities, the Group obtained loan facilities of US$12 billion ($93.6 billion) from a syndicate of banks (the "Bridge Loan") on 29 February 2000 to finance the acquisition of the entire issued share capital of HKT. The loan was drawn down in August 2000. The loans granted under the facilities are repayable within 90 days of drawdown for the first US$3 billion ("Tranche A"), and within 180 days of drawdown or 29 February 2001, whichever is earlier, on the remaining US$9 billion ("Tranche B"). The maturity of a portion of the Tranche B loans totalling approximately US$3.6 billion may be extended to February 2003. The loan facilities agreement requires payment of refundable and non-refundable loan arrangement fees of approximately US$148 million ($1.2 billion). These up front loan arrangement fees were paid in March 2000 and are being amortised into the income statement over the original term of the loan facilities i.e. twelve months to February 2001. The terms of the agreement also place certain restrictions on, amongst others, the future borrowings of the Group, execution of encumbrances on and disposals of the assets of the Group, use of proceeds on disposal of the Group's assets, acquisitions of businesses, investments in joint ventures and the entering into finance lease arrangements. The Group had repaid US$4.3 billion of this facility up to 31 December 2000. The balance of US$7.66 billion was subsequently repaid in February 2001.

35. Post Balance Sheet Events

The following events occurred subsequent to 31 December 2000 up to the date of approval of these financial statements by the Board of Directors:

(a) In February 2001, the Group arranged a syndicated bank loan of US$4.7 billion ($36.7 billion). The syndicated loan consists of three tranches which are repayable in three to seven years. Each tranche of the loan carries interest at rates ranging from Libor plus 0.85 percent to Libor plus 1.45 percent for the US dollar portion and Hibor plus 0.95 percent to Hibor plus 1.55 percent for the Hong Kong dollar portion.

(b) In February 2001, the Telstra Alliance was completed and included (i) the formation of Reach to operate a regional IP Backbone business plus receipt of US$1.125 billion in cash from Reach, (ii) the sale of 60 percent of the Group's wireless communications business in Hong Kong to Telstra for US$1.68 billion in cash, (iii) the formation of a joint venture to establish a data centre business in the region and (iv) the issuance of US$750 million convertible bonds to Telstra.

(c) Both the proceeds received from the Telstra Alliance and the drawdown of the syndicated loan were applied to repay the outstanding Bridge Loan. In February 2001, the outstanding balance of the US$12 billion ($93.6 billion) Bridge Loan was fully repaid and the corresponding securities were released.

(d) On 2 March 2001, the 40 percent minority shareholder of PCC Holdings Ltd. ("PCCH"), a subsidiary of the Company, converted part of its interest in PCCH into shares of the Company in accordance with the option granted in September 1999. The Company issued 138,370,000 of its ordinary shares to the minority shareholder on the same date. After the partial conversion, the minority shareholder is entitled to further convert its remaining interests in PCCH into approximately 865 million shares of the Company in the remaining conversion period of approximately nine years.

(e) In March, 2001 iLink Holdings Limited ("iLink") (formerly iLink.net Holdings Limited), an associate of the Company, listed its shares on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited at an offering price of HK$1.28 per share. iLink is engaged in the Internet application solution business.

(f) In January 2001, the Japanese subsidiary of the Company announced a restructuring plan to terminate some of its businesses. As a result of the restructuring, it is expected that certain restructuring costs will be incurred in 2001.

(g) On 22 February 2001, the Company entered into an agreement with Hutchison Telecommunications International Limited ("Hutchison Telecom"), an indirect wholly-owned subsidiary of Hutchison Whampoa Limited, a listed company in Hong Kong. Pursuant to the agreement, the Company conditionally agreed to acquire all the issued share capital of Hutchison Telecommunications Technology Investments Limited ("HTTIL") and the shareholders' loan of approximately $546 million due from HTTIL and its subsidiaries to Hutchison Telecom for a total consideration of approximately $803 million. Consideration was satisfied in full by the issuance and allotment of 183,634,285 new ordinary shares of the Company at the price of $4.375 per share to Hutchison Telecom. The principal activity of HTTIL and its subsidiaries is the provision of satellite-based telecommunications solutions.

(h) In February 2001, the Company's publicly listed Japanese subsidiary, Pacific Century CyberWorks Japan K.K. ("PCCW Japan"), acquired four games software companies (Devil's Thumb Entertainment Inc., VR-1 Entertainment, Inc., 1464251 ONTARIO Inc., and VR-1 Japan, Inc.) from

Circadence Corporation in an all-stock deal valued at approximately US$20 million (with closing cash adjustments of approximately US$1 million). In a related transaction, PCCW Japan invested US$10 million in cash in Series G Preferred Stock in Circadence Corporation.

(i) On 1 March 2001, the Group acquired 49 percent interest in Telecom Directories Limited ("TDL") at a cash consideration of approximately $311 million. As a result, TDL became an indirect whollyowned subsidiary of the Company.

36. Comparative Figures

Certain of the 1999 comparative figures have been reclassified to conform with the current year presentation.

37. Adjustments Retrospectively Applied Upon Adoption of New Accounting Standards in Hong Kong

At the beginning of 2001, the HKSA issued a number of new SSAPs regarding the treatment of goodwill and provisions. The related interpretations were issued in June 2001. The new SSAPs relevant to the Company and the Group are:

- SSAP 28 — Provisions, contingent liabilities and contingent assets
- SSAP 30 — Business combinations
- SSAP 31 — Impairment of assets
- Interpretation 13 — Goodwill — continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves

The new SSAPs became effective for accounting periods beginning on or after 1 January 2001. As a result of the required first time adoption of these accounting standards issued by the HKSA and in accordance with the requirements of SSAP 2 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current or any prior periods presented, including the retrospective restatement of comparative periods) and the transitional provisions of the new SSAPs, the Group will be required to retrospectively adjust its financial results for the year ended 31 December 2000 when presented on a comparative basis to its financial results for the year ended 31 December 2001.

The following table summarises the effect on net loss for the year ended 31 December 2000 and the shareholders' deficit as at 1 January 2001 that will result from the Group's adoption of these new standards:

Description	Note	12 months ended 31 December 2000 Net loss	At 1 January 2001 Shareholders' deficit
		(Amounts expressed in millions of Hong Kong dollars except per share amounts)	
Amounts as previously reported		$ (6,907)	$(14,856)
Impairment of goodwill recognised upon the adoption of SSAP 31	(a)	(122,390)	—
Provision for onerous contracts upon the adoption of SSAP 28	(b)	—	(3,234)
Amounts as retrospectively restated		(129,297)	(18,090)
Basic earnings/(loss) per share:			
As previously reported		(47.54 cents)	
As retrospectively restated		(889.97 cents)	
Diluted earnings/(loss) per share:			
As previously reported		N/A	
As retrospectively restated		N/A	

Investment in subsidiary will be reduced by HK$122,390 million in the Company's balance sheet as at 31 December 2000 with a corresponding decrease in reserves.

(a) Adoption of SSAP 30, "Business Combinations", and SSAP 31, "Impairment of Assets" and Interpretation 13

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The recoverable amount of an asset is defined to be the higher of its net selling price and its value in use. The Group determines the value in use of its assets, (including fixed assets, goodwill arising on business combinations accounted for using the purchase method and intangible assets) as the present value of estimated future cash flows together with estimated disposal proceeds at the end of their useful lives. The Group is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets is to be determined. Any resulting impairment losses identified are charged to the income statement.

In accordance with the provisions of Interpretation 13, assessments of impairment of goodwill also apply to goodwill previously eliminated against reserves which will not be restated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against reserves is to be recognised as an expense in the income statement. The amendments to SSAP 30 and the provisions of Interpretation 13 are required to be reflected in accordance with the requirements of SSAP 2 and the transitional provisions in SSAP 30.

The Group has performed an assessment of the fair value of its assets, including the related goodwill that had previously been charged to reserves, as at 31 December 2000. As a result, the Group will retrospectively restate its previously reported net loss for the year ended 31 December 2000 by HK$122,390 million for the impairment of goodwill arising from the acquisition of subsidiaries, associates and jointly controlled companies.

(b) Adoption of SSAP 28, "Provisions, Contingent Liabilities, and Contingent Assets"

SSAP 28 clarifies the measurement and disclosures for provisions, contingent liabilities, and contingent assets.

In performing its assessment of the effects of adopting SSAP 28 (including the potential effects on prior years), the Group determined that its share option agreement with the minority shareholder of a subsidiary company will require the Company to issue, at the option of the holder, 1,003,070,000 new shares of the Company in exchange for the minority shareholder's remaining interests in the subsidiary even though the fair value of that subsidiary had substantially declined since entering into the option agreement in 1999. As a result of the Group's assessment of the prospective financial performance of the core business of that subsidiary since its launch in June 2000, management believes the minority shareholder's exercise of the option is assured. The minority shareholder began exercising its option in 2001. The Company's additional investment in the subsidiary will initially have to be recorded at the fair value of the shares issued. Given the decline in value of the subsidiary, the Company will experience an immediate loss on its additional investment in the subsidiary. Accordingly, the option agreement is considered to be an onerous contract as at 31 December 2000. In accordance with the provisions of SSAP 28, the Group has recorded a provision of HK$3,234 million relating to its obligation under the share option agreement. The effect of this adjustment has been reported as an adjustment to the balance of accumulated deficit of the Group as at 1 January 2001. Comparative financial information for the year ended 31 December 2000 will not be restated as permitted by the transitional provisions of SSAP 28. Changes in the estimated fair value of the Group's unsettled obligation will be reported as a component of income or expense.

To the extent not anti-dilutive, shares under the option are reflected as outstanding for diluted earnings per share calculations. As of 6 September 2001, the minority shareholder of that subsidiary had exercised options for the issuance of 486,390,000 new shares.

AUDITORS' REPORT

TO THE SHAREHOLDERS OF PACIFIC CENTURY CYBERWORKS LIMITED
(formerly known as "Tricom Holdings Limited")
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying financial statements of Pacific Century CyberWorks Limited (the "Company") (formerly known as "Tricom Holdings Limited") and its subsidiaries (the "Group") as at 31 December 1999 on pages F-83 to F-123 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 1999 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Arthur Andersen & Co
Certified Public Accountants

Hong Kong,
20 March 2000

PACIFIC CENTURY CYBERWORKS LIMITED
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 1999
(AMOUNTS EXPRESSED IN THOUSANDS OF HONG KONG DOLLARS EXCEPT FOR EARNINGS (LOSS)PER SHARE)

	Note(s)	**1999**	**1998**
			(Notes 1, 31)
Turnover			
Continuing operations		$ 131,354	$ 114,704
Discontinued operations		20,679	170,376
	4	152,033	285,080
Cost of sales			
Continuing operations		(50,519)	(30,896)
Discontinued operations		(15,710)	(152,854)
		(66,229)	(183,750)
Gross profit		85,804	101,330
Investment income	5	574,304	—
Other income (expenses)	5	74,499	(2,199)
General and administrative expenses	3	(376,787)	(149,130)
Finance costs	3, 5	(21,063)	(12,283)
Profit (loss) from operations		336,757	(62,282)
Gain on disposal of discontinued operations	8	21,294	—
Share of results of associates		(5,478)	825
Profit (loss) from ordinary activities before taxation	5	352,573	(61,457)
Taxation	7	(7,250)	(2,403)
Profit (loss) from ordinary activities after taxation		345,323	(63,860)
Minority interests		1,482	1,822
Profit (loss) for the year	9	$ 346,805	$ (62,038)
Earnings (loss) per share — basic	10	9.99 cents	(13.44 cents)
Earnings per share — diluted	10	7.05 cents	N/A

PACIFIC CENTURY CYBERWORKS LIMITED
CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 DECEMBER 1999
(AMOUNTS EXPRESSED IN THOUSANDS OF HONG KONG DOLLARS)

	1999	1998 (Notes 1, 31)
Surplus (deficit) on revaluation of investment properties	$ 123,931	$ (892)
Write-down of fixed assets	(39,187)	—
Transfer of the excess of depreciation of revalued fixed assets from revaluation surplus	—	892
Exchange differences on translation of the financial statements of foreign entities	(2,368)	500
Net gains not recognised in the consolidated income statement	82,376	500
Net profit (loss) for the year	346,805	(62,038)
Total recognised gains and losses	429,181	(61,538)
Goodwill arising from acquisitions of subsidiaries eliminated directly against reserves	(3,733,656)	—
Goodwill arising from acquisitions of associates eliminated directly against reserves	(412,805)	—
	$(3,717,280)	$(61,538)

PACIFIC CENTURY CYBERWORKS LIMITED
CONSOLIDATED BALANCE SHEET
As at 31 December 1999
(Amounts expressed in thousands of Hong Kong dollars)

	Note(s)	1999	1998 (Notes 1, 31)
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets	11	$ 1,198,078	$ 166,880
Properties held for development	12	70,925	—
Properties under development	13	1,519,341	—
Development costs	14	17,299	—
Term loan receivable		386	—
Investment in associates	16	10,908	9,212
Investments	17	4,543,410	7,249
		7,360,347	183,341
Current assets			
Properties held for sale	18(a)	553,097	—
Properties under development for sale	13	341,529	—
Inventories	18(b)	20,284	67,953
Accounts receivable, prepayments, deposits and other current assets		298,438	87,097
Amounts due from related companies	3	5,249	120
Other investments	17	273,886	—
Cash and bank balances	17(c), 18(c)	5,053,887	10,320
		6,546,370	165,490
Current liabilities			
Short-term borrowings	18(c)	(975,967)	(39,597)
Bills payable		—	(9,305)
Accounts payable and accruals		(302,689)	(104,994)
Amounts due to minority shareholders of subsidiaries	3	(4,878)	—
Amounts due to related companies	3	(21,191)	(5,892)
Loan from a shareholder		—	(52,200)
Advances from customers	3(b)	(170,725)	—
Taxation		(4,038)	(718)
		(1,479,488)	(212,706)
Net current assets (liabilities)		5,066,882	(47,216)
Total assets less current liabilities		12,427,229	136,125
Non-current liabilities			
Long-term liabilities	19	(158,904)	—
Amounts due to minority shareholders of subsidiaries	3	(28,704)	—
Convertible bonds	20	(882,000)	—
Long-term loan from a shareholder		—	(18,000)
Deferred taxation	24	(1,544)	(1,081)
		(1,071,152)	(19,081)
Net assets		$11,356,077	$ 117,044
REPRESENTING			
Share capital	21	$ 453,352	$ 23,093
Reserves	23	10,897,786	90,572
Shareholders' funds		11,351,138	113,665
Minority interests		4,939	3,379
		$11,356,077	$ 117,044

Approved by the Board of Directors on 20 March 2000 and signed on behalf of the Board by

Francis Yuen
Director

Peter Allen
Director

PACIFIC CENTURY CYBERWORKS LIMITED
BALANCE SHEET
As at 31 December 1999
(Amounts expressed in thousands of Hong Kong dollars)

	Note(s)	1999	1998 (Notes 1, 31)
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets	11	$ 709	$ 13,248
Investment in subsidiaries	15	11,178,519	185,969
Investment in associates	16	—	2,396
Investments	17	300	7,249
		11,179,528	208,862
Current assets			
Accounts receivable, prepayments, deposits and other current assets		72,862	1,054
Amounts due from holding company	3	5,184	—
Cash and bank balances	17(c), 18(c)	4,867,403	1,213
		4,945,449	2,267
Current liabilities			
Short-term borrowings	18(c)	(168,745)	(16,200)
Accounts payable and accruals		(41,191)	(4,712)
Amounts due to related companies	3	(4,926)	(5,892)
Loan from a shareholder		—	(52,200)
		(214,862)	(79,004)
Net current assets (liabilities)		4,730,587	(76,737)
Total assets less current liabilities		15,910,115	132,125
Non-current liabilities			
Convertible bonds	20	(882,000)	—
Long-term loan from a shareholder		—	(18,000)
Deferred taxation	24	(460)	(460)
		(882,460)	(18,460)
Net assets		$15,027,655	$113,665
REPRESENTING			
Share capital	21	$ 453,352	$ 23,093
Reserves	23	14,574,303	90,572
Shareholders' funds		$15,027,655	$113,665

Approved by the Board of Directors on 20 March 2000 and signed on behalf of the Board by

Francis Yuen
Director

Peter Allen
Director

PACIFIC CENTURY CYBERWORKS LIMITED
CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 1999
(Amounts expressed in thousands of Hong Kong dollars)

	Note	1999	1998 (Notes 1, 31)
NET CASH (OUTFLOW) INFLOW FROM OPERATING ACTIVITIES	25(a)	$ (414,054)	$14,067
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		(8,456)	(7,415)
Interest received		42,859	522
Dividends received from other investments		—	428
Dividends received from associates		200	200
NET CASH INFLOW (OUTFLOW) FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		34,603	(6,265)
TAXATION			
Hong Kong profits tax paid		(4,269)	(715)
Overseas tax paid		—	(93)
TAX PAID		(4,269)	(808)
INVESTING ACTIVITIES			
Proceeds from disposal of fixed assets		—	12,210
Proceeds from disposal of investments		80,875	2,458
Purchase of fixed assets		(78,440)	(5,783)
Net cash outflow from associates		—	(1,635)
Development costs incurred		(17,299)	(445)
Purchase of subsidiaries (net of cash and cash equivalents acquired)	25(b)	53,163	—
Disposal of subsidiaries (net of cash and cash equivalents disposed of)	25(c)	(14,976)	—
Increase in short-term bank deposits (non-cash equivalent portion)		(263,368)	—
Increase in properties held for development		(2,082)	—
Increase in properties under development for investment		(154,972)	—
Increase in term loan receivable		(386)	—
Increase in restricted cash	17(c)	(669,000)	—
Purchase of investments and investments in associates		(1,793,842)	—
NET CASH (OUTFLOW) INFLOW FROM INVESTING ACTIVITIES		(2,860,327)	6,805
NET CASH (OUTFLOW) INFLOW BEFORE FINANCING ACTIVITIES		(3,244,047)	13,799
FINANCING			
Proceeds from issue of ordinary shares, net of issuing expenses		6,846,206	356
Repurchase of ordinary shares (including transaction costs)		(187,618)	—
New bank loan raised		372,620	—
New loans raised from a shareholder		7,584	70,200
Increase in long-term liabilities		158,904	—
Repayment of borrowings		(39,597)	(95,176)
Contributions from minority shareholders of former subsidiaries		—	872
Reduction of minority interests due to disposal of subsidiaries		(3,379)	—
NET CASH INFLOW (OUTFLOW) FROM FINANCING	25(d)	7,154,720	(23,748)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,910,673	(9,949)
CASH AND CASH EQUIVALENTS			
Beginning of year		10,317	20,266
End of year	25(e)	$3,920,990	$10,317

(Amounts expressed in Hong Kong dollars unless otherwise stated)

1. Group Reorganisation and Basis of Presentation of the Financial Statements

Pacific Century CyberWorks Limited (the "Company") was incorporated in Hong Kong and its shares have been listed on The Stock Exchange of Hong Kong Limited since 18 October 1994. On 13 August 1999, it changed its name from Tricom Holdings Limited ("Tricom") to Pacific Century CyberWorks Limited.

Pursuant to a group reorganisation in 1999, Pacific Century Group Holdings Limited and Pacific Century Regional Developments Limited ("PCRD"), both controlled by Li Tzar Kai, Richard (hereinafter referred to as the "PC Group") transferred certain property interests and activities in Hong Kong and the People's Republic of China (the "PRC") to PCCW Properties Limited. The Company then issued 4,838,710,000 ordinary shares and convertible bonds in the principal amount of $959,999,900 to acquire all the issued shares of PCCW Properties Limited from the PC Group for a consideration of approximately $2,460,000,000. On completion of the transaction on 3 August 1999, the Company became a subsidiary of PCRD.

Prior to the acquisition of PCCW Properties Limited, except for its customer premises equipment ("CPE") business in Hong Kong, the Company disposed of all of its businesses together with the related indebtedness to China Online (Bermuda) Limited ("China Online", formerly "Star Telecom International Holding Limited"), the controlling shareholder of the Company before the acquisition from the PC Group described in the preceding paragraph.

In September 1999, the Company issued 752,302,268 ordinary shares to Pacific Century Diversified Limited ("PCD"), a company incorporated in the Cayman Islands and wholly-owned by Li Tzar Kai, Richard in exchange for PCD's 60% effective holding in Pacific Convergence Corporation, Ltd. ("PCC"). The acquisition was completed on 15 September 1999.

In addition to the above acquisitions and disposals, the Company and its subsidiaries (collectively referred to as the "Group") have made several investments in companies engaged in Internet-related businesses during the current year. Details of these investments are presented in Notes 15, 16 and 17 to the financial statements.

The directors consider Pacific Century Group Holdings Limited, a company incorporated in the British Virgin Islands ("BVI"), to be the ultimate holding company.

The principal activities of the Company and its major subsidiaries are investment in and development of technology-related businesses; investment in and development of a project to provide essential infrastructure for the formation of a strategic cluster of IT and IT related companies (the "Cyberport Project") and investment in and development of properties in Hong Kong Special Administrative Region ("Hong Kong") and the People's Republic of China (the "PRC").

2. Principal Accounting Policies

The financial statements have been prepared in accordance with Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong ("HK GAAP"), the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Principal accounting policies are summarised in the following sections.

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. All significant intra-group transactions and balances are eliminated on consolidation.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from or up to their effective dates of acquisition or disposal, as appropriate.

(b) Turnover

Turnover represents (i) the amounts received and receivable in respect of goods sold, services provided or sales of properties, (ii) amounts received and receivable from rental of investment properties, and (iii) commission income and dividend income received or receivable during the year.

(c) Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, turnover and other revenue are recognised on the following bases:

(i) Sales of goods

Sales of goods are recognised when the significant risks and rewards of ownership of the goods have been transferred to customers.

(ii) Service income

Service income is recognised as services are rendered.

(iii) Sales of properties

Income arising from sales of completed properties is recognised upon completion of the sale when title passes to purchaser.

Income arising from the pre-sale of properties under development is recognised when legally binding unconditional sales contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realisation of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. On this basis, profit recognised on properties pre-sold during the year was calculated by reference to the proportion of construction costs incurred up to the end of the year to the estimated total construction costs to completion, limited to the amounts of sales deposits received with due allowances for contingencies.

(iv) Rental income

Rental income from investment properties is recognised on a straight-line basis over the respective terms of the leases.

(v) Interest income

Interest income from bank deposits is recognised on a time apportioned basis on the principal outstanding and at the rate applicable.

(vi) Commission income

Commission income is recognised when entitlement to the income is ascertained.

(vii) Dividend income

Dividend income is recognised when the right to receive payment is established.

(d) Operating leases

Leases where substantially all the rewards and risks of ownership remain with the leasing company are accounted for as operating leases. Rental payments under operating leases are charged to the income statement on a straight-line basis over the period of the relevant leases.

(e) Goodwill or capital reserve

Goodwill or capital reserve arising on acquisition of a subsidiary or an associate represents, respectively, the excess or shortfall of the purchase consideration over the Group's share of the fair value ascribed to the separable assets and liabilities of the subsidiaries or associates at the date of acquisition.

Positive goodwill is written off directly against and negative goodwill is credited directly to reserves when the acquisition is recorded.

On disposal of a subsidiary or an associate, the attributable amount of goodwill or capital reserve previously written off against or credited to reserves is included in the determination of the gain or loss on disposal.

(f) Fixed assets and depreciation

Fixed assets are stated at cost (or valuation) less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after a fixed asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of the fixed asset.

Certain of the Group's properties were revalued in 1994 and the surplus arising from revaluation of properties was credited to the property revaluation reserve. The Group has taken advantage of the transitional provisions set out in paragraph 72 of Statement of Standard Accounting Practice Number 17 "Property, plant and equipment" ("SSAP 17") issued by the Hong Kong Society of Accountants, with the effect that the land and buildings are stated at revalued amounts which was determined in 1994 and has not been updated to reflect their fair value at the balance sheet date, and accordingly, no further revaluation of these properties will be carried out. Any future decrease in the net carrying amount of these properties will be charged to the income statement to the extent that it exceeds the surplus, if any, held in the property revaluation reserve relating to a previous revaluation of that particular asset. Upon the subsequent sale of these assets, the attributable revaluation surplus not yet transferred to retained profits in previous years will be transferred to retained profits at that time.

Depreciation is calculated on the straight-line basis at annual rates estimated to write off the cost of fixed assets over their expected useful lives. The annual rates are as follows:

Land and buildings	Over the shorter of the lease term or the expected useful lives
Leasehold improvements	Over the shorter of the lease term or the expected useful lives
Office equipment	20% to 50%
Furniture and fixtures	20% to 50%
Computer and system software	20%

Should system software, completed or under development, become technologically obsolete or commercially not viable, its carrying value is written off immediately to the income statement.

A write down is made if the recoverable amount of fixed assets is below the carrying amount. The write down is charged to the income statement as an expense unless it reverses a previous revaluation increase, in which case, it is charged directly against any related revaluation reserve to the extent that the reduction does not exceed the amount held in the revaluation reserve in respect of the same item.

A subsequent increase in the recoverable amount of an asset carried at depreciated cost is written back when the circumstances that led to the write down cease to exist. The amount written back is reduced by the amount that would have been recognised as depreciation had the write down not occurred.

(g) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential and for the long-term.

Investment properties are included in the balance sheet at their open market value, on the basis of an annual valuation by professionally qualified executives of the Group and by independent valuers at intervals of not more than three years. Changes in the value of investment properties are dealt with as movements in the property revaluation reserve. If the total of this reserve is insufficient to cover a reduction in the open market value on a portfolio basis, the excess is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the property revaluation reserve to the income statement as part of the gain or loss on disposal of the investment property.

No depreciation is provided on investment properties unless the unexpired lease term is 20 years or less, in which case depreciation is provided on their carrying value over the unexpired lease term.

(h) Properties held for development

Properties held for development represent interests in land where construction has not yet commenced. Properties held for development are stated at cost less permanent diminution in value, if any. Costs include original land acquisition costs, costs of land use rights, and direct development costs attributable to such properties.

(i) Properties under development

Properties under development represent interests in land and buildings under construction. Properties under development for long-term purposes are stated at cost less permanent diminution in value, if any. Properties under development for sale, of which pre-sales have not yet commenced, are carried at the lower of cost or net realisable value. Properties under development for sale which have been pre-sold are stated at cost plus attributable profits less sale deposits, instalments received and receivable and any foreseeable losses.

Cost includes original land acquisition costs, costs of land use rights, construction expenditure incurred and other direct development costs attributable to such properties, including interest and other expenses relating to marketing and sales of the properties prior to the completion of construction and sales of the properties developed.

Properties under development for long-term purposes, on completion, are transferred to fixed assets or investment properties.

Properties under development which have either been pre-sold or are intended for sale and in respect of which occupation permits are expected to be granted within one year from the balance sheet date are classified under current assets.

(j) Development costs

Development costs which represent costs directly attributable to the development of content and facilities to provide high-speed Internet services are deferred when (i) technical feasibility of the services can be demonstrated (ii) the services under development are expected to be launched and (iii) recoverability can be foreseen with reasonable assurance. Development costs attributable to the development of content and facilities to provide high-speed Internet services will be amortised over their estimated useful life commencing in the year of commercial launch of the services.

The unamortised balance of development costs is periodically reviewed and is written off to the extent that the unamortised balance, taken together with further development and other directly related costs, is no longer likely to be recoverable.

(k) Subsidiaries

A company is a subsidiary company if more than 50% of the issued voting capital is held long-term, directly or indirectly. Investments in subsidiaries are carried at cost in the Company's balance sheet less provision for impairment in value where considered necessary by the directors. The results of subsidiaries are included in the income statement of the Company only to the extent of dividends declared.

(l) Associates

An associate is an enterprise over which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in its financial and operating policy decisions.

In the consolidated financial statements, investments in associates are accounted for under the equity method of accounting, whereby investments are initially recorded at cost and the carrying amounts are adjusted to recognise the Group's share of post-acquisition profits or losses of the associates, distributions received from associates and other necessary alterations in the Group's proportionate interest in associates arising from changes in the equity of associates that have not been included in the consolidated income statement.

Where, in the opinion of the directors, there is impairment in the value of an associate, or the market value has fallen below the carrying value over a sustained period, a provision is made for impairment in value.

In the Company's financial statements, investments in associates are carried at cost less provision for impairment in value, other than temporary, where considered necessary by the directors. The results of associates are included in the Company's income statement to the extent of dividends declared.

(m) Joint ventures

The Group's investments in joint ventures in the PRC are in the form of Sino-foreign co-operative joint ventures in respect of which the partners' profit-sharing ratios and share of net assets upon the expiration of the joint venture periods may not be in proportion to their equity ratio, but are as defined in the respective joint venture contracts.

Where the Group's investments are made in the form of jointly controlled entities, such investments are accounted for using the equity method in the Group's consolidated financial statements. A jointly controlled entity is a contractual arrangement whereby the Company and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control.

Investments made by means of joint venture structures which do not result in the Group having joint control with other venturers are accounted for as subsidiaries where the Group controls the board of directors or equivalent governing body and/or is in a position to exercise control over the financial and operating policies of the joint ventures.

(n) Investments in securities

Investment securities. Securities, which include both debt and equity securities, intended to be held on a continuing basis, are classified as investment securities and are included in the balance sheet at cost less any provision for impairment in value.

The carrying amounts of investment securities are reviewed at each balance sheet date to assess whether fair values have declined below carrying amounts. When such a decline has occurred, the carrying amount is reduced and the reduction is recognised as an expense in the income statement unless there is evidence that the decline is temporary.

Provisions against the carrying value of investment securities are reversed to the income statement when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Upon disposal of investment securities, any profit or loss thereon is accounted for in the income statement.

Other investments. Securities other than investment securities are classified as other investments and are carried at fair value in the balance sheet. Any unrealised holding gain or loss for other investments is recognised in the income statement in the period when it arises. Upon disposal of other investments, any profit or loss representing the difference between the carrying value of the investment and net sales proceeds is accounted for in the income statement.

The transfer of securities between categories of investments is accounted for at fair value. For a security transferred into the other investment security category, the unrealised holding gain or loss at the date of transfer is recognised in net profit or loss immediately. Securities are transferred from the other investment category at the fair value at the date of transfer. Previously recognised unrealised holding gains or losses on such securities are not reversed.

(o) Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes development and construction expenditure incurred, interest and other direct costs attributable to such properties. Net realisable value is estimated by the directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred on disposal.

(p) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is based on the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of such inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period when the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(q) Cash and cash equivalents

Cash and cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the dates of advances.

(r) Borrowing costs

Interest is expensed as incurred, except for interest directly attributable to the construction or acquisition of property under development that necessarily involves a substantial period of time before the property is ready for its intended use or sale, which is capitalised as part of the cost of that property.

Other borrowing costs, including amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, are recognised as expenses over the period of the borrowing.

(s) Deferred taxation

Deferred taxation is provided under the liability method, at the current tax rate, in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements, except where it is considered that no liability will arise in the foreseeable future.

A deferred tax asset is not recognised unless the related benefits are expected to crystallise in the foreseeable future.

(t) Foreign currencies

Companies comprising the Group maintain their books and records in the primary currencies of their operations ("respective functional currencies").

In the financial statements of individual companies, transactions in other currencies during the year are translated into respective functional currencies at the applicable rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in other currencies are translated into respective functional currencies at applicable rates of exchange in effect at the balance sheet date. All exchange differences are dealt with in the income statement.

For the purpose of preparing consolidated financial statements, the financial statements of the individual companies with functional currencies other than Hong Kong dollars are translated into Hong Kong dollars using the closing rate method. Under this method, assets and liabilities of these individual companies are translated into Hong Kong dollars at the applicable rates of exchange in effect at the balance sheet date. Income and expenses are translated at the average exchange rates for the year. Share capital and other reserves are translated into Hong Kong dollars at historical rates. Exchange differences arising on translation are dealt with as a movement in reserves.

3. Related Party Transactions

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

(a) During the year, the Group had the following significant transactions with related companies:

	1999	1998
	HK$'000	HK$'000 (Note 31)
Convertible bond interest charged by intermediate holding companies	12,103	—
Interest charged by a minority shareholder of a subsidiary	533	—
Consultancy fee charged by a minority shareholder of a subsidiary	15,500	—
Provision of connectivity services	6,000	—
Land use right transfer fees charged by a related company	1,154	—
Consultancy service fees charged to a related company	577	—
Guaranteed rental income from PCRD	4,042	—
Purchase of fixed assets from a fellow subsidiary	1,225	—
Purchase of fixed assets from a related company	2,068	—

These transactions were carried out after negotiations between the Group and the related parties in the ordinary course of business and on the basis of estimated market value as determined by the directors.

(b) Included in the consolidated balance sheet are the following balances with related parties :

	1999	1998
	HK$'000	HK$'000 (Note 31)
Included in advances from customers(i)	139,147	—
Included in development costs(ii)	15,500	—

(i) The balance represents prepaid advertising fees received from investee companies including associates for advertising space on the broadband Internet network to be provided by the Group.

(ii) The balance represents an amount charged by a minority shareholder of one of the Group's subsidiaries for the development of certain products for use in its future broadband Internet network.

(c) In September 1999, the Company issued 752,302,268 ordinary shares of $0.05 each to PCD, a company incorporated in the Cayman Islands and wholly-owned by Li Tzar Kai, Richard in exchange for PCD's 60% effective holding in PCC.

(d) The aggregate consideration for the disposal of the majority of the Company's businesses together with the related indebtedness, prior to the acquisition of PCCW Properties Limited, to China Online was approximately $67,784,000 which was satisfied by offsetting an amount owing by the Company to China Online at the time of the disposal less $10 million. The balance of $10 million is due in August 2000 and is included in short-term borrowings as an interest bearing loan. China Online also guaranteed that the net assets of the remaining business in the Company after the disposal would not be less than $40 million. Any shortfall would be made up by China Online injecting an equivalent amount of cash or other assets into the Group. The Group has recorded a receivable of approximately $34.5 million from China Online in satisfaction of the guarantee. The gain from the disposal of the businesses including the effect of the $40 million guarantee given by China Online was approximately $21 million.

Balances with other related parties are unsecured, non-interest bearing and have no fixed repayment terms, except for amounts due to minority shareholders of subsidiaries, which bear interest at 12% per annum.

4. Turnover

An analysis of turnover is set out below:

	Consolidated 1999	Consolidated 1998
	HK$'000	HK$'000 (Note 31)
Continuing operations:		
Sales of customer premises equipment and provision of related maintenance services	112,475	106,618
Rental income	18,248	1,067
Commission income and others	631	7,019
	131,354	114,704
Discontinued operations:		
Sales of infrastructure communication systems	20,679	170,376
Total	152,033	285,080

5. Profit (Loss) from Ordinary Activities Before Taxation

Profit (loss) from ordinary activities before taxation was determined after charging and crediting the following:

	Consolidated 1999	Consolidated 1998
	HK$'000	HK$'000 (Note 31)
Crediting:		
Dividend income on		
Listed investment securities and other investments	796	—
Unlisted investment securities and other investments	200	—
Gain on disposal of discontinued operations	21,294	—
Gain on disposal of fixed assets	—	2,266
Interest income on bank deposits recorded as other income	77,466	522
Investment income		
Unrealised holding gain on other investments	537,157	—
Realised gain on disposal of other investments	37,147	—
	574,304	—
Charging:		
Depreciation	12,669	13,309
Write-off/amortisation of		
Pre-opening expenditures	—	3,313
Technical know-how	—	749
Write-down of fixed assets to recoverable amount	24,003	212
Write-off of intangible assets	—	16,487
Staff costs	107,539	79,439
Cost of inventories	66,229	183,750
Loss on disposal of fixed assets	5,516	—
Interest expense (Note a)	21,029	12,167
Provision for connectivity services	6,000	—
Provision for loss on disposal of land	8,435	—
Exchange loss, net	3,469	—
Auditors' remuneration	1,301	762
Operating lease rental	9,153	5,420
Pension scheme contributions (Note b)	2,997	387

(a) Interest expense

	Consolidated 1999	Consolidated 1998
	HK$'000	HK$'000
Bank loans and overdrafts wholly repayable within 5 years	25,789	7,415
Other loans wholly repayable within 5 years	36,458	4,752
	62,247	12,167
Less: Interest capitalised in properties under development for investment	(41,218)	—
	21,029	12,167

During the year, the capitalisation rate used to determine the amount of interest eligible for capitalisation is 4.825% to 12%.

(b) Information regarding pension scheme contributions

	Consolidated 1999	Consolidated 1998
	HK$'000	HK$'000
Pension scheme contributions payable to the Group's defined contribution scheme	3,730	2,857
Less: Forfeited contributions	(733)	(2,470)
	2,997	387

The Group operates a defined contribution pension scheme for its qualifying employees. The assets of the scheme are held separately from those of the Group in funds under the control of an independent trustee.

The pension cost charged to the income statement represents contributions payable by the Group at rates specified under the rules of the scheme. Where employees leave the scheme prior to the full vesting of their contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

At the balance sheet date, the amount of forfeited contributions arising from employees leaving the scheme before becoming fully vested and which are available to reduce the contributions payable by the Group in future was approximately $100,000 (1998 : $203,000).

(c) Profit (loss) from operations

The profit attributable to the continuing operations was approximately $372,757,000 (1998 : $15,335,000) whereas the loss attributable to the discontinued operations was approximately $36,000,000 (1998 : $77,617,000).

6. Directors' and Senior Executives' Emoluments

(a) Details of directors' emoluments are set out below:

	Consolidated 1999	Consolidated 1998
	HK$'000	HK$'000
Independent non-executive directors		
Fees	288	240
Executive directors		
Fees	—	—
Salaries and allowances	8,203	7,239
Pension scheme contributions	333	175
Bonuses paid and payable	5,801	—
	14,337	7,414
Total	14,625	7,654

The emoluments of the directors analysed by the number of directors and emolument ranges were as follows:

	Number of Directors	
	Consolidated 1999	Consolidated 1998
Up to $1,000,000	14	9
$1,000,001 – $1,500,000	2	1
$1,500,001 – $2,000,000	1	—
$2,000,001 – $2,500,000	—	2
$2,500,001 – $3,000,000	1	—
$3,000,001 – $3,500,000	—	—
$3,500,001 – $4,000,000	1	—
	19	12

No directors waived the right to receive emoluments during the year.

(b) Details of senior executives' emoluments are set out below:

Of the five individuals with the highest emoluments in the Group, two (1998 : three) were directors of the Company whose emoluments are included in the disclosure in Note 6(a) above. The emoluments of the remaining three (1998 : two) individuals were as follows:

	Consolidated 1999	Consolidated 1998
	HK$'000	HK$'000
Salaries and other benefits	4,351	2,355
Pension scheme contributions	204	94
Bonuses paid and payable	3,100	—
	7,655	2,449

Their emoluments were within the following bands:

	Number of Senior Executives	
	Consolidated 1999	Consolidated 1998
Up to $1,000,000	—	—
$1,000,001 – $1,500,000	—	2
$1,500,001 – $2,000,000	1	—
$2,000,001 – $2,500,000	1	—
$2,500,001 – $3,000,000	—	—
$3,000,001 – $3,500,000	—	—
$3,500,001 – $4,000,000	1	—
	3	2

During the year, no emoluments were paid to the five highest paid individuals (including directors, members and employees) as an inducement to join the Group or as compensation for loss of office.

7. Taxation

Hong Kong profits tax has been provided at the rate of 16% (1998 : 16%) on the estimated assessable profits for the year. Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

	Consolidated 1999	Consolidated 1998
	HK$'000	HK$'000
The Company and subsidiaries:		
Current taxation		
Hong Kong profits tax		
— Provision for current year	6,349	2,775
— Overprovision in prior years	(258)	(212)
Overseas income tax		
— Provision for current year	696	93
Provision for (write-back of) deferred taxation (Note 24)		
— Hong Kong	463	(337)
— Overseas	—	—
	7,250	2,319
Associates:		
Current taxation		
Hong Kong profits tax		
— Provision for current year	—	84
Overseas income tax		
— Provision for current year	—	—
	7,250	2,403

8. Gain On Disposal of Discontinued Operations

During the year, the Group disposed of all its non-CPE businesses to China Online. The gain from the disposal, including the effect of the $40 million guarantee given by China Online, was approximately $21 million.

9. Profit (Loss) Attributable to Shareholders

A loss of $40,763,000 (1998 : loss $32,687,000) included in the consolidated profit (loss) or loss attributable to shareholders was dealt with in the financial statements of the Company. A loss of $5,478,000 (1998 : profit $741,000), was attributable to the associates.

10. Earnings (Loss) Per Share

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the year of $346,805,000 (1998 : loss $62,038,000).

The calculation of diluted earnings per share for the year is based on the consolidated profit or losses attributable to shareholders for the year of $346,805,000 adjusted for the income effect of $11,463,000 of the assumed conversions of all dilutive potential ordinary shares.

The basic earnings per share is based on the weighted average of 3,472,364,370 shares (1998 : 461,712,603 shares) in issue during the year.

The diluted earnings per share is based on 5,082,868,958 shares which is the weighted average number of shares in issue during the year plus the weighted average of 1,610,504,588 shares deemed to be issued at the certain agreed exercise prices as if all outstanding share options and convertible bonds had been exercised and converted. There were no dilutive potential ordinary shares in existence during 1998.

The weighted average number of ordinary shares in 1998 for the purposes of calculating the basic loss per share has been retrospectively adjusted for the one-for-five share consolidation which took place in 1999.

11. Fixed Assets

	1999							1998
	Investment Properties	Land and Buildings	Leasehold Improvements	Office Equipment	Furniture and Fixtures	Computer and System Software	Total	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE GROUP								
Cost or valuation								
Beginning of year	—	136,384	22,527	35,543	9,615	23,111	227,180	234,445
Additions								
— through acquisition of subsidiaries	922,544	17,818	4,287	6,714	2,462	3,137	956,962	—
— others	9,157	—	6,499	37,107	1,990	23,687	78,440	5,783
Valuation surplus	123,931	—	—	—	—	—	123,931	—
Transfers	3,996	—	(3,996)	—	—	—	—	—
Disposal of subsidiaries	—	(27,800)	(6,742)	(16,155)	(3,593)	—	(54,290)	—
Write-offs/write-down	—	(73,556)	(11,038)	(10,646)	(4,455)	(724)	(100,419)	(13,378)
Exchange difference	225	972	(278)	(409)	(153)	—	357	330
End of year	1,059,853	53,818	11,259	52,154	5,866	49,211	1,232,161	227,180
Representing:								
At cost	—	17,818	11,259	52,154	5,866	49,211	136,308	132,180
At valuation	1,059,853	36,000	—	—	—	—	1,095,853	95,000
	1,059,853	53,818	11,259	52,154	5,866	49,211	1,232,161	227,180
Accumulated depreciation								
Beginning of year	—	8,954	9,763	23,957	6,747	10,879	60,300	50,186
Acquisition of subsidiaries	—	216	291	2,147	519	1,151	4,324	—
Charge for the year	—	2,251	2,691	3,728	931	3,068	12,669	13,309
Disposal of subsidiaries	—	(327)	(1,761)	(8,081)	(1,261)	—	(11,430)	—
Write-offs	—	—	(7,588)	(9,267)	(4,346)	(146)	(21,347)	(3,222)
Write down	—	(10,366)	—	—	—	—	(10,366)	—
Exchange difference	—	12	55	(89)	(45)	—	(67)	27
End of year	—	740	3,451	12,395	2,545	14,952	34,083	60,300
Net book value								
End of year	1,059,853	53,078	7,808	39,759	3,321	34,259	1,198,078	166,880
Beginning of year	—	127,430	12,764	11,586	2,868	12,232	166,880	184,259

	1999					1998
	Leasehold Improvements	Office Equipment	Furniture and Fixtures	Computer and System Software	Total	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE COMPANY						
Cost						
Beginning of year	1,496	6,389	4,439	20,694	33,018	31,054
Additions	—	—	—	445	445	3,119
Disposals	(1)	(6,347)	(4,439)	(21,139)	(31,926)	(1,155)
End of year	1,495	42	—	—	1,537	33,018
Accumulated depreciation						
Beginning of year	615	5,837	4,418	8,900	19,770	18,046
Charge for the year	192	137	8	1,628	1,965	2,493
Disposals	(1)	(5,952)	(4,426)	(10,528)	(20,907)	(769)
End of year	806	22	—	—	828	19,770
Net book value						
End of year	689	20	—	—	709	13,248
Beginning of year	881	552	21	11,794	13,248	13,008

Had land and buildings of the Group carried at valuation been carried at cost less accumulated depreciation and any reductions in carrying value to recoverable amounts, the carrying value of the land and buildings of the Group as at 31 December 1999 would have been approximately $48,211,000 (1998: $49,266,000).

Land and buildings with an aggregate carrying value of approximately $35,688,000 were pledged as security for certain bank borrowings of the Group.

The carrying amount of investment properties and land and building is analysed as follows:

	Investment Properties		Land and Buildings	
	1999	1998	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000
Held in Hong Kong				
On long lease (over 50 years)	—	—	—	—
On medium-term lease (10-50 years)	282,153	—	35,688	88,453
On short lease (less than 10 years)	—	—	—	—
Held outside Hong Kong				
Freehold	—	—	—	—
Leasehold				
On long lease	777,700	—	17,390	—
On medium-term lease	—	—	—	38,977
On short lease	—	—	—	—
	1,059,853	—	53,078	127,430

Investment properties were revalued as at 31 December 1999 by an independent valuer, CB Richard Ellis Limited.

Approximately $672,005,000 (1998: $122,487,000) of the investment properties are mortgaged as collateral for banking facilities of the Group.

12. Properties Held for Development

	The Group	
	1999	1998
	HK$'000	HK$'000
Leasehold land, at cost:		
located in Hong Kong	22,470	—
located in the PRC	48,455	—
Less: Provision for diminution in value	—	—
	70,925	—

As at 31 December 1999, none of the properties held for development were pledged.

13. Properties Under Development

Properties under development comprised:

	The Group	
	1999	1998
	HK$'000	HK$'000
Properties under development for investment[(a)]	1,505,518	—
Properties under development for sale	355,352	—
	1,860,870	—
Less: Properties under development for sale classified as current assets	(341,529)	—
	1,519,341	—

Properties under development for investment with an aggregate carrying value of approximately $1,255,937,000 were pledged as security for certain bank borrowings of the Group.

(a) On 5 November 1998, a subsidiary of the Group entered into an agreement with an independent third party to construct an industrial building in the PRC for leasing to that party. Under the agreement, the subsidiary is responsible for the construction of the building and the third party will pay the subsidiary a lease payment in advance covering the whole lease period. As of 31 December 1999, approximately $167,161,000 had been advanced by that third party to the subsidiary.

14. Development Costs

	1999
	HK$'000
THE GROUP	
Cost and net book value	
Beginning of year	—
Additions	17,299
Write-off	—
End of year	17,299

15. Investment in Subsidiaries

	The Company	
	1999	1998
	HK$'000	HK$'000
Unlisted shares, at cost	6,224,956	21,521
Amounts due from subsidiaries	4,954,174	219,322
	11,179,130	240,843
Less: Provision for impairment in value	—	(43,098)
	11,179,130	197,745
Amounts due to subsidiaries	(611)	(11,776)
	11,178,519	185,969

Balances with subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment, except for an amount due to a subsidiary, which bears interest at commercial rates.

Dividends from the PRC joint ventures are declared based on the profits in the statutory financial statements of these PRC joint ventures. Such profits will be different from the amounts reported under accounting principles generally accepted in Hong Kong.

As at 31 December 1999, the Group has financed the operations of certain of its PRC joint ventures in the form of shareholders' loans amounting to approximately US$44 million (HK$342 million) which have not been registered with the State Administration of Foreign Exchange. As a result, remittances in foreign currency outside the PRC may be restricted.

Particulars of the principal subsidiaries of the Company as at 31 December 1999 are presented in Note 33.

None of the subsidiaries had any outstanding loan capital subsisting at 31 December 1999 or at any time during the year.

16. Investment in Associates

	The Group		The Company	
	1999	1998	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000
Share of net assets of associates	10,908	10,821	—	—
Investments, at cost				
Unlisted shares	—	—	—	3,597
Shares listed overseas	—	—	—	—
	10,908	10,821	—	3,597
Less: Provision for impairment loss	—	—	—	(1,200)
Amounts due from associates	—	38	—	2
Amounts due to associates	—	(1,647)	—	(3)
	10,908	9,212	—	2,396

Balances with associates are unsecured, non-interest bearing and have no fixed terms of repayment.

Particulars of the Group's principal associates are presented in Note 32.

(a) During the year ended 31 December 1999, the Group disposed of those associates held as at 31 December 1998 as part of the disposal of all its businesses, except the CPE business, prior to acquisition of all the issued shares of PCCW Properties Limited from the PC Group. The gain on disposal of these associates has been included in calculating the gain on disposal of businesses during the year. (See Note 8).

(b) During the year ended 31 December 1999, the Group acquired interests in SilkRoute Holdings Pte. Ltd., Star East Information Technology Management Co. Limited and Outblaze Limited for approximately $428,480,000. The consideration for these acquisitions was settled by cash of approximately $184,040,000 with the remaining $244,440,000 being settled through the issuance of 36,696,597 shares of the Company. Goodwill arising from these acquisitions of approximately $412,805,000 has been written off directly to reserves.

(c) Subsequent to 31 December 1999, the Company acquired an additional 26.19% interest in Outblaze Limited from one of the other shareholders of that company for approximately $208,334,000 in cash.

17. Investments

Investments are analysed as follows:

	The Group	
	1999	1998
	HK$'000	HK$'000
Investment securities[(a),(d)]	3,578,666	7,249
Other investments[(b),(d)]	964,744	—
	4,543,410	7,249

As at 31 December 1999, the Group holds approximately 3.3% of the common stock of US$0.01 each in CMGI, Inc., a company incorporated in Delaware, U.S.A. and listed on the National Association of Securities Dealers Automated Quotations System. The book value of the shares exceeds one tenth of the Group's assets at the balance sheet date.

(a) Investment securities

	The Group	
	1999	1998
	HK$'000	HK$'000
Unlisted, at cost	319,947	7,667
Less: Provision for impairment in value	(167)	(418)
	319,780	7,249
Listed, at cost	3,258,886	—
Less: Provision for impairment in value	—	—
	3,258,886	—
	3,578,666	7,249
Quoted market value of listed investments as at 31 December 1999	8,337,857	—

(b) Other investments

	The Group	
	1999	1998
	HK$'000	HK$'000
Listed, at quoted market value		
Hong Kong	204,932	—
Overseas[(c)]	1,033,698	—
	1,238,630	—
Less: Current portion	(273,886)	—
	964,744	—

During the year, certain listed securities were transferred from investment securities to other investments. The transfer was effected at fair value. The excess of fair value at the date of transfer over the cost of the securities of $404,437,000 (1998: nil) was recognised in the income statement immediately.

(c) In 1999, the Group entered into certain derivative contracts with a third party with the effect of fixing the Group's gains on certain quoted other investments within specified ranges. The derivative contracts have terms of up to four years from the date of the contracts and will be settled in 2003. Accordingly, the gains from changes in the fair market value of the related other investments as at 31 December 1999, has been determined with reference to the effect of the derivative instruments and has been limited to the specified range dictated by the terms of the derivative instruments. The counterparty has the right to call for collateralisation of gains in the values of underlying securities in excess of the range of the derivative instruments. The Company had provided collateralisation in the form of a cash deposit at the year end in the amount of approximately $669 million. This collateralised cash was released subsequent to year end and alternative collateral has been provided through pledging the shares of a subsidiary holding investments with a carrying value of approximately $3,175,916,000.

(d) Certain of the investment securities and other investments with a carrying value of approximately $3.5 billion are subject to restrictions on sale (i) for a period of six months to three years from the date of purchase, (ii) for a period of six months subsequent to the initial public offering of the investees' shares on a recognised stock exchange, or (iii) unless the securities are registered with the Securities and Exchange Commission of the United States or exemption from registration is obtained.

18. Current Assets and Liabilities

(a) Properties held for sale

	The Group	
	1999	1998
	HK$'000	HK$'000
Properties held for sale:		
Located in Hong Kong	—	—
Located in the PRC	553,097	—
Less: Provision for diminution in value	—	—
	553,097	—

(b) Inventories

As at 31 December 1999, inventories of the Group are comprised of finished goods and are carried at net realisable value.

(c) Short-term borrowings

	Consolidated 1999	Consolidated 1998
	HK$'000	HK$'000
Bank loans and overdrafts	957,604	39,597
Loan from a shareholder (Note 3(d))	10,000	—
Current portion of long-term loans (Note 19)	8,363	—
	975,967	39,597
Secured	798,859	39,597
Unsecured	177,108	—

Please refer to Note 29 to the financial statements for details of the Group's banking facilities.

Certain investment properties and properties under development with an aggregate carrying value of $1,927,942,000, bank deposit of approximately $50,149,000 as well as certain land and buildings in Hong Kong with an aggregate carrying amount of approximately $35,688,000 were pledged to secure the bank borrowings.

19. Long-term Liabilities

	Consolidated 1999	Consolidated 1998
	HK$'000	HK$'000
Repayable within a period		
— not exceeding one year	8,363	—
— over one year, but not exceeding two years	11,151	—
— over two years, but not exceeding five years	33,454	—
— over five years	114,299	—
	167,267	—
Less: Amounts repayable within one year included under current liabilities (Note 18)	(8,363)	—
	158,904	—
Secured	—	—
Unsecured	158,904	—

The amount due is unsecured and interest-free (see Note 13(A)).

20. Convertible Bonds

	The Group and The Company 1999	The Group and The Company 1998
	HK$'000	HK$'000
Beginning of year	—	—
Issuance	960,000	—
Conversion	(78,000)	—
Balance, end of the year	882,000	—

The convertible bonds are convertible to shares of the Company at a conversion price of $0.31 per share before 12 September 2002 and bear interest at 3% per annum, payable semi-annually in arrears. The outstanding principal is repayable upon maturity on 12 September 2002 if not converted into shares before that date.

21. Share Capital

	The Company			
	1999		1998	
	Number of Shares	Nominal Value	Number of Shares[a]	Nominal Value
		HK$'000		HK$'000
Authorised:				
Ordinary shares of $0.05 each (1998 - $0.01 each)	32,000,000,000	1,600,000	3,000,000,000	30,000
Issued and fully paid ordinary shares of $0.05 each (1998 - $0.01 each):				
Beginning of year[a]	461,852,000	23,093	2,305,860,000	23,059
Issued for acquisition of PCCW Properties Limited[b]	4,838,710,000	241,935	—	—
Issued for acquisition of 60% effective holding in PCC[d]	752,302,268	37,615	—	—
Exercise of options (Note 22)	580,000	29	3,400,000	34
Repurchased and cancelled[f]	(34,784,000)	(1,739)	—	—
Issued for cash[c],[d],[e],[g]	2,311,719,000	115,586	—	—
Issued for acquisition of investments[h],[i],[k]	485,043,704	24,252	—	—
Conversion of convertible bonds[j]	251,612,903	12,581	—	—
End of year	9,067,035,875	453,352	2,309,260,000	23,093

(a) Pursuant to the resolutions passed at an extraordinary general meeting on 29 July 1999;
  (i) the authorised share capital was increased from $30,000,000 to $1,600,000,000 by the creation of 157,000,000,000 new shares of $0.01 each; and
  (ii) the issued and unissued shares of $0.01 each were consolidated on the basis of every five issued shares being consolidated into one share (the "Share Consolidation") of $0.05 each effective 3 August 1999. All the consolidated shares rank pari passu in all respects;

The number of issued shares as at 31 December 1998 has been restated retroactively to reflect the effect of the one-for-five consolidation;

(b) On 3 August 1999, 4,838,710,000 shares of $0.05 each were issued in settlement of approximately $1,500,000,000 of the consideration for the acquisition of PCCW Properties Limited (see Note 1);

(c) On 6 August 1999, 1,151,056,000 shares of $0.05 each were issued at $0.31 per share for cash;

(d) On 15 September 1999, 752,302,268 shares of $0.05 each were issued in settlement of approximately $3,762,000,000 in consideration for the acquisition of 60% effective holding in PCC. In addition, 77,800,000 shares of $0.05 each were issued to a minority shareholder of the Company at $5 per share for cash;

(e) On 24 September 1999, 414,000,000 shares of $0.05 each were issued at $5.55 per share for cash;

(f) In October 1999, the Company repurchased 34,784,000 shares of $0.05 each at prices ranging from $5.20 to $5.55 per share for a total consideration of approximately $187,618,000 (including transaction costs) which was paid for in cash. The shares repurchased were cancelled upon repurchase and accordingly, the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was paid out of the Company's share premium account;

(g) On 26 October 1999, 668,863,000 shares of $0.05 each were issued at $6.10 per share for cash;

(h) On 8 November 1999, 11,719,994 shares of $0.05 each were issued at $6.98 per share as part of the consideration for the purchase of 100 shares of US$1.00 each in STAREASTnet (BVI) Limited (formerly known as Star East Information Technology Corp.), a company incorporated in the British Virgin Islands with limited liability;

(i) On 17 November 1999, 24,976,603 shares of $0.05 each were issued at $6.50 per share as part of the consideration for the purchase of 30,565 shares of S$1.00 each in SilkRoute Holdings Pte. Ltd., a company incorporated in Singapore;

(j) On 29 November 1999, 251,612,903 shares of $0.05 each were issued as a result of the conversion of convertible bonds in the principal amount of $78,000,000 at the conversion price of $0.31 per share;

(k) On 29 November 1999, 448,347,107 shares of $0.05 each were issued in settlement of the total consideration of approximately $2,712,500,000 for the acquisition of 4,057,971 shares of common stock of US$0.01 each in CMGI, Inc.;

All shares issued rank pari passu in all respects with existing issued shares.

22. Share Options

(a) Staff Share Option Scheme

On 20 September 1994, the Company approved a share option scheme under which the directors may, at their discretion, at any time during the ten years from the date of approval of the scheme, invite employees of any member company of the Group, including directors, to take up share options of the Company. The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of options from time to time. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the greater of (i) 80% of the average of the official closing price of the shares on the Stock Exchange of Hong Kong Limited ("SEHK") for the five trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares. The scheme became effective upon the listing of the Company's shares on the SEHK on 18 October 1994 and was amended by the directors on 22 December 1995 and was further amended by the shareholders on 29 July 1999. The terms of the scheme provide that an option may be exercised under the scheme at any time during the period commencing on the date upon which such option is deemed to be granted and accepted. The directors may determine and adjust the period within which the relevant grantee may exercise his or her option and the proportion of the option to be exercised in each period so long as the period within which the option must be taken up is not more than ten years from the date of grant of the option.

A summary of the movements of share options granted under the scheme during the year is as follows:

	$0.48 Per Share (Note i)	$0.705 Per Share (Note i)	$2.356 Per Share	$4.552 Per Share	$4.712 Per Share	Total
At beginning of the year	500,000	80,000	—	—	—	580,000
Granted during the year.....	—	—	207,904,000	75,403,000	1,080,000	284,387,000
Exercised during the year ...	(500,000)	(80,000)	—	—	—	(580,000)
Cancelled/lapsed during the year	—	—	(1,720,000)	(188,000)	—	(1,908,000)
At the end of the year	—	—	206,184,000	75,215,000	1,080,000	282,479,000

Note:

(i) Options outstanding at the beginning of the year were granted at an initial exercise price of $0.96 per share and $1.41 per share. During the year, the exercise prices of the outstanding share options were adjusted to $0.48 per share and $0.705 per share as a result of the share subdivision in 1998 and the share consolidation described in Note 21(a).

(b) Other Options

In September 1999, as part of the acquisition of PCC from PCD, the Company entered into an agreement with the minority shareholder of PCC. Under the agreement, the minority shareholder can exchange its effective 40% shareholding in PCC Holdings Ltd., the holding company of PCC, for 1,003,070,000 new shares of the Company at no further consideration. The option is exercisable for a period of 10 years from the date of completion of the acquisition of PCC. The Company has the right to require the minority shareholder to exercise the option at the end of the ten years option period to the extent it has not already been exercised. As at 31 December 1999, the minority shareholder had not exchanged any of its shareholdings in PCC Holdings Ltd. for shares of the Company.

In December 1999, certain subsidiaries of the Company signed a legally binding Heads of Agreement ("Agreement") with a supplier for the provision of production and sales consultancy services and the rights to use all archive, visual, audio-visual and/or audio materials owned by the supplier for ten years. Under the terms of the Agreement, the supplier will be granted options to subscribe for up to 5% in the issued share of PCC at par value. As at 31 December 1999, the options had not yet been granted and final definitive agreements had not yet been signed; except for a production services agreement.

23. Reserves

	Consolidated 1999					
	Share premium	Property Revaluation Reserve	Currency Translation Reserve	Capital Redemption Reserve	Accumulated Deficits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The Group						
Beginning of year	89,816	39,187	381	100	(38,912)	90,572
Premium on issue of ordinary shares or exercise of options, net of issuing expenses	14,712,112	—	—	—	—	14,712,112
Share repurchases (including transaction costs)	(187,618)	—	—	—	—	(187,618)
Goodwill arising from acquisitions of subsidiaries	—	—	—	—	(3,733,656)	(3,733,656)
Goodwill arising from acquisitions of associates	—	—	—	—	(412,805)	(412,805)
Write-down of revaluation surplus on fixed assets	—	(39,187)	—	—	—	(39,187)
Surplus on revaluation of investment properties	—	123,931	—	—	—	123,931
Translation exchange differences	—	—	(2,368)	—	—	(2,368)
Profit for the year	—	—	—	—	346,805	346,805
End of year	14,614,310	123,931	(1,987)	100	(3,838,568)	10,897,786

	Share Premium	Property Revaluation Reserve	Currency Translation Reserve	Capital Redemption Reserve	Accumulated Deficits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Attributable to:						
— The Company and subsidiaries	14,614,310	123,931	(1,987)	100	(3,420,997)	11,315,357
— Associates	—	—	—	—	(417,571)	(417,571)
	14,614,310	123,931	(1,987)	100	(3,838,568)	10,897,786
The Company						
Beginning of year	89,816	—	—	100	656	90,572
Premium on issuance of shares or exercise of options, net of issuing expenses	14,712,112	—	—	—	—	14,712,112
Share repurchases (including transaction costs)	(187,618)	—	—	—	—	(187,618)
Loss for the year	—	—	—	—	(40,763)	(40,763)
End of year	14,614,310	—	—	100	(40,107)	14,574,303

24. Deferred Taxation

	The Group		The Company	
	1999	1998	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000
Beginning of year	1,081	1,422	460	600
Provision/(Write-back) for net timing differences	463	(337)	—	(140)
Translation adjustments	—	(4)	—	—
End of year	1,544	1,081	460	460

Deferred taxation represents the taxation effect of the following timing differences:

	The Group		The Company	
	1999	1998	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000
Accelerated depreciation allowances	1,977	1,572	893	893
Tax losses	(433)	(491)	(433)	(433)
	1,544	1,081	460	460

The potential net deferred taxation asset which is not included in the financial statements amounts to:

	The Group		The Company	
	1999	1998	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000
Accelerated depreciation allowances	(5,498)	(257)	—	—
Tax losses	36,213	8,480	—	—
Others	208	(36)	—	—
	30,923	8,187	—	—

The above net deferred taxation asset has not been recognised in the financial statements as it is not certain that the benefit will be realised in the foreseeable future.

In addition, deferred taxation was not provided in respect of the property revaluation surpluses recorded by the Group as the realisation of the surpluses will not be subject to taxation or the deferred taxation is not expected to crystallise in the foreseeable future.

25. Notes to the Consolidated Cash Flow Statement

(a) Reconciliation of profit (loss) from ordinary activities before taxation to net cash (outflow) inflow from operating activities

	The Group	
	1999	1998
	HK$'000	HK$'000 (Note 31)
Profit (loss) from ordinary activities before taxation	352,573	(61,457)
Provision for slow moving inventories	—	8,816
Write-off of intangible assets	—	16,487
Interest income	(77,466)	(522)
Interest expense	21,029	12,167
Depreciation	12,669	13,309
Investment income	(574,304)	13
Gain on disposal of discontinued operations	(21,294)	—
Loss (Gain) on disposal of fixed assets	5,516	(2,266)
Loss on disposal of long-term assets	—	50
Write down of fixed assets to recoverable amount	24,003	212
Write-off/amortisation of		
— pre-opening expenditures	—	3,313
— technical know-how	—	749
Provision for loss on disposal of land	8,435	—
Provision for connectivity services	6,000	—
Dividend income	(996)	—
Share of results of associates	5,478	(825)
Decrease (Increase) in operating assets:		
— properties held for sale	(239,586)	—
— properties under development for sale	(16,451)	—
— inventories	7,951	13,775
— accounts receivable, prepayments, deposits and other current assets	(275,530)	20,290
— amounts due from related companies	(5,129)	(120)
Increase (Decrease) in operating liabilities:		
— bills payable	(9,305)	(4,925)
— accounts payable and accruals	209,977	(6,282)
— amounts due to minority shareholders	(3,331)	—
— amounts due to related companies	15,299	—
— amounts due to a shareholder	—	1,140
— advances from customers	142,709	—
Exchange differences	(2,301)	143
Net cash (outflow) inflow from operating activities	(414,054)	14,067

(b) Acquisition of subsidiaries

	The Group	
	1999	1998
	HK$'000	HK$'000
Net assets acquired:		
Fixed assets	952,638	—
Properties held for development	96,373	—
Properties under development for investment	1,442,814	—
Properties held for sale	183,238	—
Properties under development for sale	361,479	—
Accounts receivable, prepayments, deposits and other current assets	104,410	—
Cash and bank balances	55,655	—
Accounts payable and accruals	(232,048)	—
Advances from customers	(46,836)	—
Long-term liabilities	(392,953)	—
Due to a minority shareholder	(28,544)	
Minority interest	(2,760)	—
	2,493,466	—
Goodwill arising on acquisition	3,730,537	—
	6,224,003	—
Satisfied by:		
Ordinary shares issued as consideration	5,261,511	—
Convertible bonds issued as consideration	960,000	—
Cash	2,492	—
	6,224,003	—

Analysis of the net inflow of cash and cash equivalents in respect of the purchase of subsidiaries

Cash consideration	(2,492)	—
Cash and bank balances acquired	55,655	—
Net cash inflow in respect of acquisition of subsidiaries	53,163	—

(c) Disposal of subsidiaries

	The Group	
	1999	1998
	HK$'000	HK$'000
Net liabilities disposed of:		
Fixed assets	42,860	—
Investment in associates	4,664	—
Investments	780	—
Inventories	39,718	—
Accounts receivables, prepayments, deposits and other current assets	66,192	—
Cash and bank balances	14,976	—
Accounts payable and accruals	(263,244)	—
Advances from customers	(18,820)	—
Taxation	843	—
Long-term liabilities	(135)	—
Deferred taxation	(41)	—
	(112,207)	—
Waiver of amount receivable from the subsidiaries disposed of	193,247	—
	81,040	—
Gain on disposal of discontinued operations	21,294	—
	102,334	—
Satisfied by:		
Waiver of a loan from a former shareholder	67,784	—
Receivable from a former shareholder	34,550	—
	102,334	—

Analysis of the net outflow of cash and cash equivalents in respect of the disposition of subsidiaries

Cash consideration	—	—
Cash and bank balances disposed of	(14,976)	—
Net cash outflow in respect of disposal of subsidiaries	(14,976)	—

(d) Analysis of changes in financing

	1999					1998
	Share Capital and Premium	Borrowings Other than Bank Overdrafts	Borrowings from Former Shareholders	Minority Interests	Total	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Beginning of year	112,909	39,594	70,200	3,379	226,082	251,652
Cash inflow (outflow) from financing	6,658,588	491,927	7,584	—	7,158,099	(23,748)
Reduction of minority interests due to disposal of subsidiaries	—	—	—	(3,379)	(3,379)	—
Shares issued for non-cash consideration	8,296,165	—	—	—	8,296,165	—
Reclassification of loans	—	10,000	(10,000)	—	—	—
Waiver of loans	—	—	(67,784)	—	(67,784)	—
Loans to subsidiaries acquired during the year	—	392,953	—	—	392,953	—
Loans to subsidiaries disposed of during the year	—	(135)	—	—	(135)	—
Minority interests in the losses of subsidiaries	—	—	—	—	—	(1,822)
End of year	15,067,662	934,339	—	—	16,002,001	226,082

(e) Analysis of cash and cash equivalents

	The Group	
	1999	1998
	HK$'000	HK$'000
Cash and bank balances	4,121,519	10,320
Bank loans and overdrafts	(200,529)	(3)
	3,920,990	10,317

26. Major Non-Cash Transactions

During the year, the Company issued approximately 6,076,056,000 ordinary shares of $0.05 each and convertible bonds in the principal amount of approximately $960,000,000 for acquisitions of interests in subsidiaries, associates, investment securities and other investments, in full or partial settlement of the consideration for these acquisitions of approximately $9,178,165,000.

27. Commitments

(a) Capital

	The Group		The Company	
	1999	1998	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000
Authorised and contracted for	2,570,809	2,632	—	2,632
Authorised but not contracted for	348,579	15,252	—	—
	2,919,388	17,884	—	2,632

An analysis of the above capital commitments by nature is as follows:

	The Group		The Company	
	1999	1998	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000
Investments	501,021	17,884	—	2,632
Property development	1,064,494	—	—	—
Development of Internet business	1,349,714	—	—	—
Others	4,159	—	—	—
	2,919,388	17,884	—	2,632

(b) Operating leases

Land and buildings. As at 31 December 1999, the Group and the Company had outstanding commitments under non-cancellable operating leases in respect of land and buildings amounting to $13,749,000 of which $3,711,000 is payable in the next twelve months. The amount payable in the next twelve months, analysed according to the period in which the lease expires, is as follows:

	The Group		The Company	
	1999	1998	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000
Expiring in the first year	699	1,181	—	10
Expiring in the second to fifth years inclusive	3,012	3,894	—	—
Expiring after the fifth year	—	—	—	—
	3,711	5,075	—	10

28. Contingent Liabilities

	The Group		The Company	
	1999	1998	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000
Performance bonds	8,525	—	8,525	—
Guarantees given to banks and a third party in respect of credit facilities granted to				
— subsidiaries	—	—	82,763	74,018
— others	—	5,850	—	5,850
Guarantee in lieu of cash deposit	617	—	267	—
Counter indemnity to a bank for guarantees given to customers	—	637	—	637
	9,142	6,487	91,555	80,505

At 31 December 1999, certain bank borrowings of the Group were secured by land and buildings and other assets with an aggregate carrying value of approximately $2,013,779,000 (1998 : $122,487,000).

29. Banking Facilities

Aggregate banking facilities as at 31 December 1999 were $1,522,012,000 of which unused facilities as at the same date amounted to $562,076,000. Security for the facilities consists of:

(a) a fixed deposit of $50,149,000. Subsequent to 31 December 1999, the charge on the fixed deposit was released;

(b) certain investment properties and properties under development in the PRC with an aggregate carrying amount of $1,927,942,000 (1998 : nil); and

(c) certain land and buildings in Hong Kong with an aggregate carrying amount of $35,688,000 (1998 : $122,487,000).

30. Post Balance Sheet Events

Save as disclosed elsewhere in these financial statements, the following events occurred subsequent to 31 December 1999 up to the date of approval of these financial statements by Board of Directors:

(a) The Company issued a total of 583,000,000 shares of $0.05 each on 8 February 2000 and 28 February 2000 at $15.80 and $23.50 per share for cash.

(b) On 29 February 2000, Cable & Wireless plc. ("C&W") announced that the Company had made an offer to acquire the entire issued share capital of Cable and Wireless HKT Limited ("HKT"), a company incorporated in Hong Kong with its shares listed on the Stock Exchange of Hong Kong Limited and the London Stock Exchange. The proposed acquisition is to be implemented by way of a scheme of arrangement sanctioned by the Companies Ordinance or through a general offer governed by the Hong Kong Code on Takeovers and Mergers. The Group has already reached an agreement with C&W, the major shareholder of HKT, to acquire its entire interest in HKT. The Company has offered two payment alternatives to the shareholders of HKT. Under the share alternative, each HKT share can be exchanged for 1.10 new shares of the Company. Under the combination alternative, each HKT share can be exchanged for US$0.9290 in cash and 0.7116 new shares of the Company. The maximum aggregate amount of cash to be paid out under the combination alternative is approximately US$11.3 billion (HK$88.0 billion).

To finance the proposed acquisition, the Group has obtained credit facilities from a syndicate of banks totaling approximately US$12 billion (HK$93.3 billion). Up to the date of approval of these financial statements by the directors, none of the facilities had been utilised.

(c) On 9 March 2000, an associate and the Group agreed to modify an advertising contract to reduce the prepaid deposit for the advertising space on the broadband Internet network by approximately $9 million. The Group agreed to refund the prepaid deposit of approximately $9 million to the associate. In addition, on the same day, two other advertising contracts with the same associate, totalling approximately $31 million were cancelled.

(d) The Group has disposed of a portion of its other investments with an aggregate cost of approximately HK$182 million.

(e) The Group has made additional investments in various Internet-related businesses totalling HK$1.5 billion.

31. Comparative Figures

The financial statements as at and for the year ended 31 December 1998 were audited and reported on by certified public accountants other than Arthur Andersen & Co, whose report dated 18 May 1999 expressed an unqualified opinion on those statements.

Certain of the 1998 comparative figures have been reclassified to conform with the provisions of the revised Statement of Standard Accounting Practice ("SSAP") Number 1 "Presentation of Financial Statements", SSAP Number 2 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies" and SSAP Number 24 "Accounting for Investments in Securities" issued by the Hong Kong Society of Accountants.

32. Associates

As at 31 December 1999, particulars of the Group's principal associates are as follows:

Name of company	Country of incorporation	Principal activities	Attributable Equity Interest to the Group: Directly	Attributable Equity Interest to the Group: Indirectly
SilkRoute Holdings Pte. Ltd.	Singapore	Internet Incubator	—	25.1%
Star East Information Technology Management Co. Limited	BVI	Entertainment Portal	—	50%
Outblaze Limited	Hong Kong	Instant Portal	—	20%

33. Principal Subsidiaries

Particulars of the principal subsidiaries of the Company are as follows:

Name of Company	Country of Incorporation/ Operations	Principal Activities	Nominal Value of Issued Capital/ Registered Capital	Equity Interest Attributable to the Group Directly	Equity Interest Attributable to the Group Indirectly
			HK$		
ACCA Investment Limited	Hong Kong	Property holding	2	100%	—
Advanced Internet Ventures Limited	BVI	Investment holding	8	—	100%
Asian Motion Limited	BVI	Investment holding	8	100%	—
Asianet System Group Limited	BVI	Investment holding	8	—	100%
Atkins Developments Limited	BVI	Investment holding	8	—	100%
Beijing Jing Wei House and Land Estate Development Co. Ltd.	BVI	Investment holding	8	—	100%
Beijing Jing Wei House and Land Estate Development Co. Ltd.	The PRC	Property development	370,540,018	—	100%
Beijing Jingwei Property Management Co. Ltd.	The PRC	Property management	1,165,375	—	80%
Carlyle International Limited	Hong Kong	Entrustment work	2	—	100%
Carmay Investment Limited	Hong Kong	Property holding	2	100%	—
Caudell Group Limited	BVI	Investment holding	8	—	100%
Century Pacific Group Limited	BVI	Dormant	77	—	100%
Century Pacific Property Holdings Limited	BVI	Dormant	77	—	100%
Century Power Group Limited	BVI	Investment holding	8	100%	—
Cosmos Network Limited	BVI	Investment holding	8	—	100%
Cyber Advance Limited	BVI	Investment holding	8	—	100%
Cyber Century Development Limited	BVI	Investment holding	8	—	100%
Cyber Control Development Limited	BVI	Investment holding	8	—	100%
Cyber Convergence Limited	BVI	Investment holding	8	—	100%
Cyber Media Limited	BVI	Investment holding	8	—	100%
Cyber Net Technologies Limited	BVI	Investment holding	8	100%	—
Cyber Star Investment Limited	BVI	Investment holding	8	—	100%
Cyber Tech Asset Management Limited	BVI	Investment holding	8	—	100%
Cyber-Tech Group Limited	BVI	Technology know-how, library, rights, IP owning and licencing	8	—	100%
Cyber Ventures (Bermuda) Limited	Bermuda	Investment holding	93,600	—	100%
Cybernet Holdings Group Limited	BVI	Investment holding	8	—	100%
Cyber-Port Limited	Hong Kong	Property development	2	—	100%
CyberWorks Internet Ventures Limited	Bermuda	Investment holding	93,600	—	100%
CyberWorks Ventures Limited	Bermuda	Investment holding	93,600	—	100%
East Cyber Holdings Limited	BVI	Investment holding	8	—	100%
Edmonton Group Limited	BVI	Property investment	8	100%	—
EH Facilities Limited	BVI	Investment holding	8	—	60%
EH Services Limited	Isle of Man	Investment holding	25	—	60%
Event Horizon Limited	Cayman Islands	Investment holding	77	—	60%
Eureka Investments Group Limited	BVI	Investment holding	8	—	100%
Extra Lite International Limited	BVI	Investment holding	8	—	100%
Gain Score Limited	BVI	Investment holding	8	—	100%
Green Haven Limited	Hong Kong	Corporate services	2	100%	—
Guangzhou Huaxin Property Development Co. Ltd.	The PRC	Property development	20,196,318	—	85%
Hoover Express Limited	Hong Kong	Property development	10,000	—	80%
Hyperlink Investments Group Limited	BVI	Investment holding	8	—	100%

Name of Company	Country of Incorporation/ Operations	Principal Activities	Nominal Value of Issued Capital/ Registered Capital	Equity Interest Attributable to the Group	
				Directly	Indirectly
			HK$		
iLink.net Limited (formerly known as Verona Limited)	Hong Kong	Data Centre	2	—	80%
Internet Advance Limited	BVI	Investment holding	8	100%	—
Internet Elite Limited	BVI	Investment holding	8	—	100%
Internet Initiatives Limited	BVI	Investment holding	8	—	100%
Internet Innovations Limited	BVI	Investment holding	8	—	100%
Internet Networks Limited	BVI	Investment holding	8	—	100%
Internet Now Limited	BVI	Investment holding	8	—	100%
Media Touch Group Limited	BVI	Investment holding	8	—	100%
Millennium Standard Limited	BVI	Investment holding	8	—	100%
Millennium International Holdings Limited	BVI	Dormant	77	—	100%
Millennium Pacific Holdings Limited	BVI	Dormant	77	—	100%
Millennium System Trading Limited	BVI	Investment holding	8	—	100%
Millennium Vocal Limited	BVI	Investment holding	8	—	100%
NetFort Offshore Limited	BVI	Investment holding	77	—	80%
Nordic Media Limited	BVI	Investment holding	8	—	100%
Ocean Fine Pte Limited	Singapore	Investment holding	549	—	85%
Pacific Century Asia Technologies Limited	Cayman Islands	Investment holding	78	—	100%
Pacific Century CyberWorks India Private Limited	India	Investment holding	149	—	85%
Pacific Century Engineering Services Limited (formerly known as "Tricom Engineering Company Limited")	Hong Kong	CPE business	2	100%	—
Pacific Century Internet Ventures Limited	BVI	Investment holding	8	—	100%
Pacific Century Regional Services Limited	BVI	Investment holding	8	—	100%
Pacific Century Systems Limited (formerly known as "Tricom Telecom Limited")	Hong Kong	CPE business	1,000,000	100%	—
Pacific Convergence Corporation, Ltd.	Cayman Islands/ Hong Kong	Broadband service developer	9,166	—	60%
Pacific Convergence Group, Inc.	U.S.A.	Broadband service development	7,700	—	60%
Pacific Legend Group Limited	BVI	Investment holding	8	—	100%
PCC Holdings Ltd.	Cayman Islands	Investment holding	19,479	60%	—
PCCW International Marketing Limited	BVI	Marketing	8	100%	—
PCCW International Services Limited	BVI	Management services	8	100%	—
PCCW Properties (HK) Limited (formerly known as "Dynamite Dragon International Limited")	Hong Kong	Management services	2	—	100%
PCCW Properties Limited (formerly known as "Daily Link Developments Limited")	BVI	Investment holding	776	100%	—
PCCW Services Limited	Hong Kong	Management services	2	100%	—
Powernet Offshore Limited	BVI	Investment holding	8	100%	—
Quinliven Pte Ltd.	Singapore	Investment holding	422	—	75%
Ripley Investments Limited	Hong Kong	Property investment	10	—	100%
Shanghai Kecheng Parking Management Co. Ltd.	The PRC	Carpark construction & management	49,569,951	—	74.4%
Spectorlite Limited	BVI	Investment holding	8	—	100%
Splendid Stars Group Limited	BVI	Investment holding	8	—	100%
Stable King Development Company Limited	Hong Kong	Property investment	100	—	80%
Starbucks (HK) Limited	Hong Kong	Satellite television uplink and downlink license holder	10	100%	—
Superider Investments Company Limited	BVI	Investment holding	8	—	100%
Tolmezzo Limited	BVI	Investment holding	8	—	100%
Tricom International (BVI) Limited	BVI	Investment holding	8	100%	—
Variegate Commercial and Agencies Private Limited	India	Investment holding	145	—	71%
Yinggao Real Estate Development (Shenzhen) Co., Ltd.	The PRC	Property investment	29,080,350	—	100%

UNAUDITED CONSOLIDATED INCOME STATEMENT
For the Six Months Ended 30 June 2001
(Amounts Expressed in Millions of Hong Kong Dollars Except for Earnings Per Share)

	Note	
Turnover	3	$ 11,312
Operating profit before net gain on investments	4	2,623
Gains on investments, net	4	247
Profit from operations	3	2,870
Finance costs		(1,769)
Share of results of jointly controlled companies		290
Share of results of associates		91
Share of results of unconsolidated subsidiaries		152
Profit before taxation		1,634
Taxation	5	(752)
Profit after taxation		882
Minority interests		53
Profit for the period attributable to shareholders		$ 935
Earnings per share		
basic	7	4.22 cents
diluted	7	4.05 cents
Group EBITDA	8	$ 3,911

UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES
For the Six Months Ended 30 June 2001
(Amounts Expressed in Millions of Hong Kong Dollars)

	Note	
Surplus on revaluation of investment properties		$ —
Exchange differences on translation of the financial statements of foreign companies		(98)
Net losses not recognised in the consolidated income statement		(98)
Net profit for the period		935
Total recognised gains and losses		837
Goodwill arising from acquisition of subsidiary eliminated directly against reserves		—
Goodwill arising from acquisitions of jointly controlled companies eliminated directly against reserves		—
Goodwill arising from acquisition of an associate eliminated directly against reserves		—
Adjustment to goodwill arising from acquisition of an associate		(39)
Realisation of goodwill on injection of assets to a jointly controlled company		6,382
Realisation of goodwill on disposal of subsidiaries and associates		46
		$ 7,226
Effect of change in accounting policy on adoption of SSAP 28 — increase in accumulated losses at 1 January 2001	16	(3,234)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 June 2001
(Amounts Expressed in Millions of Hong Kong Dollars)

	Note	
ASSETS AND LIABILITIES		
Non-current assets		
Fixed assets		$ 22,766
Properties held for/under development		2,899
Intangible assets		2,734
Investments in associates and jointly controlled companies		6,149
Interest in unconsolidated subsidiaries		—
Investments		2,112
Other non-current assets		882
		37,542
Current assets		
Inventories		483
Other current assets		719
Accounts receivable, prepayments and deposits	9	3,704
Investment in unconsolidated subsidiaries		—
Cash and bank balances		12,049
		16,955
Current liabilities		
Short-term borrowings		(335)
Accounts payable and accrued liabilities	10	(8,419)
Other current liabilities		(137)
Taxation		(510)
		(9,401)
Net current assets		7,554
Total assets less current liabilities		45,096
Non-current liabilities		
Long-term liabilities		(37,661)
Convertible bonds		(14,430)
Deferred taxation		(725)
Other long-term liabilities		(296)
		(53,112)
Net liabilities		$ (8,016)
REPRESENTING:		
Share capital	11	1,124
Deficits	12	(9,816)
Shareholders' deficits		(8,692)
Minority interests		676
		$ (8,016)

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the Six Months Ended 30 June 2001
(Amounts Expressed in Millions of Hong Kong Dollars)

Net cash inflow from operating activities	$ 2,790
Net cash outflow from returns on investments and servicing of finance	(1,561)
Tax paid	(1,251)
Net cash outflow before investing activities	(22)
Net cash inflow from investing activities	20,496
Net cash outflow from financing activities	(22,086)
Decrease in cash and cash equivalents	(1,612)
Exchange re-alignment	(70)
Cash and cash equivalents at 1 January 2001	13,705
Cash and cash equivalents at 30 June 2001	12,023
Analysis of the balance of cash and cash equivalents	
Cash and bank balances	12,049
Bank loans and overdrafts	(26)
	$ 12,023

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2001

1. Basis of Preparation

Except as described in Note 16, the accounting policies adopted in preparing these condensed financial statements are consistent with those followed in the Group's annual financial statements for the year ended 31 December 2000.

2. Significant Transactions

(a) In February 2001, the Group completed the formation of a strategic alliance with Telstra Corporation Limited (the **"Telstra Alliance"**). Details have been disclosed in the Group's annual financial statements for the year ended 31 December 2000. No gain or loss arose in the Group's financial statements upon completion of the Telstra Alliance. As of 30 June 2001, the Group's interests in Reach and Regional Wireless Company, the ventures formed as a result of the Telstra Alliance, have been reflected as a component of investments in associates and jointly controlled companies.

(b) The Group successfully arranged a syndicated bank loan of US$4,700 million to repay the outstanding portion of the bridge loan drawn in 2000 to finance the cash consideration for the acquisition of HKT. The terms of the loan include certain general and financial covenants. In the event of default, all or part of the loan may become immediately due and payable. As of the date hereof, the Group has complied with all the covenants as stipulated in the loan agreement.

(c) In March 2001, the Group completed the acquisition of 100 percent of TTIL together with a shareholders' loan of approximately HK$546 million for an aggregate consideration of approximately HK$803 million. The consideration was satisfied by the issue of 183,634,285 ordinary shares of the Company at a price of HK$4.375 per share.

3. Segment Information

An analysis of turnover and contribution to the Group's results by principal activity and geographical location is set out below:

	Six Months Ended 30 June 2001	
	Turnover	Profit/(Loss) from Operations
	(unaudited) HK$'million	(unaudited) HK$'million
(a) By principal activity:		
Telecommunications	10,969	4,169
Internet Services	649	(851)
Infrastructure	721	219
Others	263	(582)
Eliminations	(1,290)	(85)
	11,312	2,870
(b) By geographical location:		
Asia Pacific	11,312	3,155
Europe	—	(285)
	11,312	2,870

Certain operating segments of HKT and its subsidiaries (the **"HKT Group"**) having similar economic characteristics have been aggregated with those of the Company following the acquisition of HKT in August 2000.

4. Results for the Period

Operating profit/ (loss) before net gain on investments is stated after crediting and charging the following:

	Six Months Ended 30 June 2001
	(unaudited) HK$'million
Crediting:	
Other income	31
Profit on sales of properties	18
Charging:	
Cost of sales	3,582
Depreciation	1,246
Amortisation of intangible assets	66
Loss on disposal of fixed assets	7
Interest on borrowings	1,807

During the period, certain listed securities were transferred from investment securities to other investments. These transfers were effected at fair value. The aggregate unrealised holding losses at the dates of transfer of approximately HK$193 million were recognised in the income statement.

5. Taxation

	Six Months Ended 30 June 2001
	(unaudited) HK$'million
Hong Kong:	
Company and subsidiaries	646
Associates and jointly controlled companies	106
	752

Hong Kong profits tax has been provided at the rate of 16 per cent on the estimated assessable profits for the period. No provision for overseas tax was made as the Group had no overseas assessable profit during the period.

6. Interim Dividend

The Board of directors does not recommend the payment of an interim dividend for the six months period ended 30 June 2001.

7. Earnings/(Loss) Per Share

The calculation of basic and diluted earnings/(loss) per share is based on the following data:

	Six Months Ended 30 June 2001
	(unaudited) HK$'million
Earnings	
Earnings for the purposes of basic and diluted earnings per share	935
Number of shares	
Weighted average number of ordinary shares for the purpose of basic earnings per share	22,177,404,602
Effect of dilutive potential ordinary shares	892,559,282
Weighted average number of ordinary shares for the purpose of diluted earnings per share	23,069,963,884

8. Group EBITDA

Group EBITDA represents earnings before interest, taxation, depreciation, amortisation, net gain on investments, loss on disposal of fixed assets, other income and the Group's share of results of associates, jointly controlled companies and unconsolidated subsidiaries. While EBITDA is commonly used in the telecommunications industry world-wide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of PCCW Group's EBITDA may not be comparable to similarly titled measures of other companies.

9. Accounts Receivable

An ageing analysis of trade receivables is set out below:

	At 30 June 2001
	(unaudited) HK$'million
0-30 days	1,333
31-60 days	337
61-90 days	76
91-120 days	62
Over 120 days	46
	1,854

The normal credit period granted by the Group is on average 30 days from the date of the invoice.

10. Accounts Payable

An ageing analysis of trade payables is set out below:

	At 30 June 2001
	(unaudited) HK$'million
0-30 days	215
31-60 days	162
61-90 days	21
91-120 days	7
Over 120 days	53
	458

11. Share Capital

	Number of Shares	Nominal Value
	(unaudited)	(unaudited) HK$'million
Authorised:		
Ordinary shares of $0.05 each	32,000,000,000	1,600
Issued and fully paid ordinary shares of $0.05 each		
Balance at 1 January 2001	21,880,913,125	1,094
Exercise of warrants	1,316	—
Exercise of options	2,388,998	—
Issued for acquisition of investments(a) & (b)	592,224,285	30
Balance at 30 June 2001	22,475,527,724	1,124

(a) In March 2001, 183,634,285 new shares were issued at a price of HK$4.375 as the consideration for the acquisition of TTIL.

(b) During the six months ended 30 June 2001, the 40 per cent minority shareholder of PCC Holdings Ltd. exercised a portion of the options granted in September 1999 and accordingly, 408,590,000 new shares were issued to the minority shareholder.

All shares issued rank pari passu in all respects with the existing shares of the Company.

12. Deficits

	Six Months Ended 30 June 2001				
	Share Premium	Property Revaluation Reserve	Currency Translation Reserve	Accumulated Deficits	Total
			(unaudited)		
	HK$'million	HK$'million	HK$'million	HK$'million	HK$'million
Beginning of period	167,035	343	(65)	(183,263)	(15,950)
Effect of adoption of new accounting standards	—	—	—	(3,234)	(3,234)
Opening balances, as restated	167,035	343	(65)	(186,497)	(19,184)
Issue of ordinary shares an exercise of options, net of issuing expenses	2,142	—	—	—	2,142
Realisation of goodwill on disposal of subsidiaries and associates	—	—	—	46	46
Realisation of goodwill on injection of assets to a jointly controlled company	—	—	—	6,382	6,382
Adjustment to goodwill arising from acquisition of an associate	—	—	—	(39)	(39)
Translation exchange differences	—	—	(98)	—	(98)
Surplus on revaluation of investment properties	—	—	—	—	—
Write-off of goodwill arising from acquisition of:					
— a subsidiary	—	—	—	—	—
— jointly controlled companies	—	—	—	—	—
— an associate	—	—	—	—	—
Profit/(Loss) for the period	—	—	—	935	935
End of period	169,177	343	(163)	(179,173)	(9,816)

As described in Note 16, the Group's accumulated deficit balance as of 1 January 2001 has been retrospectively restated upon the first time adoption of certain new accounting standards in Hong Kong.

13. Capital Commitments

	At 30 June 2001
	(unaudited) HK$'million
Authorised and contracted for	5,472
Authorised but not contracted for	12,373
	17,845

14. Contingent Liabilities

	At 30 June 2001
	(unaudited) HK$'million
Performance guarantee	1,450
Others	104
	1,554

15. Related Party Transactions

	Six Months Ended 30 June 2001
	(unaudited) HK$'million
Telecommunication services fees charged by a jointly controlled company	950
Telecommunication services fees charged to a jointly controlled company	91
Convertible bond interest charged by the ultimate holding company	147

The Company and a jointly controlled company ("JV") have entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for providing domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the International Services Agreement, for the first five years of operations subsequent to the formation of the JV, the Company is required to acquire 90 per cent, 90 per cent, 80 per cent, 70 per cent and 60 per cent per annum, respectively, of its total annual purchases of "Committed Services" (being international public switched telephone network terminating access, international transmission capacity and internet gateway access services) from the JV. The Hong Kong Domestic Services Agreement contemplates a reciprocal arrangement, whereby the Company will provide local connectivity services to the JV under similar terms and conditions. Both agreements are subject to renegotiation when the agreements expire in 2006.

16. Adjustments Retrospectively Applied upon Adoption of New Accounting Standards in Hong Kong

At the beginning of 2001, the HKSA issued a number of new SSAPs regarding the treatment of goodwill and provisions. The related interpretations were issued in June 2001. The new SSAPs relevant to the Group are:

- *SSAP 28.* Provisions, contingent liabilities and contingent assets
- *SSAP 30.* Business combinations
- *SSAP 31.* Impairment of assets
- *Interpretation 13.* Goodwill — continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves

The new SSAPs became effective for accounting periods beginning on or after 1 January 2001. As a result of the required first time adoption of these accounting standards issued by the HKSA and in accordance with the requirements of SSAP 2 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current or any prior periods presented, including the retrospective restatement of comparative periods) and the transitional provisions of the new SSAPs, the Group will be required to retrospectively adjust its financial results for the year ended 31 December 2000 (not presented).

The following table summarises the effect on net loss for the year ended 31 December 2000 and the shareholders' deficit as at 1 January 2001 resulting from the Group's adoption of these new standards:

Description	Note	12 Months Ended 31 December 2000 Net Loss	At 1 January 2001 Shareholders' Deficit
		(unaudited)	(unaudited)
		(amounts expressed in millions of Hong Kong dollars except per share amounts)	
Amounts as previously reported		$ (6,907)	$(14,856)
Impairment of goodwill recognised upon the adoption of SSAP 31	(a)	(122,390)	—
Provision for onerous contracts upon the adoption of SSAP 28	(b)	—	(3,234)
Amounts as retrospectively restated		(129,297)	(18,090)
Basic loss per share:			
As previously reported		(47.54 cents)	
As retrospectively restated		(889.97 cents)	
Diluted loss per share:			
As previously reported		N/A	
As retrospectively restated		N/A	

(a) Adoption of SSAP 30, "Business Combinations," and SSAP 31, "Impairment of Assets" and Interpretation 13

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The recoverable amount of an asset is defined to be the higher of its net selling price and its value in use. The Group determines the value in use of its assets, (including fixed assets, goodwill arising on business combinations accounted for using the purchase method and intangible assets) as the present value of estimated future cash flows together with estimated disposal proceeds at the end of their useful lives. The Group is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets is to be determined. Any resulting impairment losses identified are charged to the income statement.

In accordance with the provisions of Interpretation 13, assessments of impairment of goodwill also apply to goodwill previously eliminated against reserves which will not be restated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against reserves is to be recognised as an expense in the income statement. The amendments to SSAP 30 and the provisions of Interpretation 13 are required to be reflected in accordance with the requirements of SSAP 2 and the transitional provisions in SSAP 30.

The Group has performed an assessment of the fair value of its assets, including the related goodwill that had previously been charged to reserves, as at 31 December 2000. As a result, the Group will retrospectively restate its previously reported net loss for the year ended 31 December 2000 by HK$122,390 million for the impairment of goodwill arising from the acquisition of subsidiaries, associates and jointly controlled companies.

(b) Adoption of SSAP 28, "Provisions, Contingent Liabilities, and Contingent Assets"

SSAP 28 clarifies the measurement and disclosures for provisions, contingent liabilities, and contingent assets.

In performing its assessment of the effects of adopting SSAP 28 (including the potential effects on prior years), the Group determined that its share option agreement with the minority shareholder of a subsidiary company will require the Company to issue, at the option of the holder, 1,003,070,000 new shares of the Company in exchange for the minority shareholder's remaining interests in the subsidiary even though the fair value of that subsidiary had substantially declined since entering into the option agreement in 1999. As a result of the Group's assessment of the prospective financial performance of the core business of that subsidiary since its launch in June 2000, management believes the minority shareholder's exercise of the option is assured. The minority shareholder began exercising its option in 2001. The Company's additional investment in the subsidiary will initially have to be recorded at the fair value of the shares issued. Given the decline in value of the subsidiary, the Company will experience an immediate loss on its additional investment in the subsidiary. Accordingly, the option agreement is considered to be an onerous contract as at 31 December 2000. In accordance with the provisions of SSAP 28, the Group has recorded a provision of HK$3,234 million as at 31 December 2000 relating to its obligation under the share option agreement. The effect of this adjustment has been reported as an adjustment to the balance of accumulated deficit of the Group as at 1 January 2001. Comparative financial information for the year ended 31 December 2000 has not been restated as permitted by the transitional provisions of SSAP 28. Changes in the estimated fair value of the Group's unsettled obligation will be reported as a component of income or expense.

To the extent not anti-dilutive, shares under the option are reflected as outstanding for diluted earnings per share calculations. As of 6 September 2001, the minority shareholder of that subsidiary had exercised options for the issuance of 486,390,000 new shares.

APPENDIX A: SUMMARY OF CERTAIN DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP

The following is a general summary of significant differences between Hong Kong GAAP and US GAAP as applicable to HKTC and PCCW.

The financial position and the results of operations of the Guarantors and the Issuer have been prepared in accordance with Hong Kong GAAP, which differs in certain significant respects from US GAAP. Certain significant differences between Hong Kong GAAP and US GAAP relevant to the Guarantors' and the Issuer's financial positions and results are summarised below. There can be no assurance that the financial positions and results of operations of the Guarantors or the Issuer reported in accordance with Hong Kong GAAP would not be adversely impacted if determined in accordance with US GAAP. Such summary should not be construed to be exhaustive. Additionally, no attempt has been made to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in either of the Guarantors' financial positions and results or notes thereto. Further, no attempt has been made to identify future differences between Hong Kong GAAP and US GAAP as a result of prescribed changes in accounting standards. Regulatory bodies that promulgate Hong Kong GAAP and US GAAP have significant projects ongoing that could affect future comparisons such as this one. Finally, no attempt has been made to identify all future differences between Hong Kong GAAP and US GAAP that may affect either of the Guarantors' financial positions and results of operations as a result of transactions or events that may occur in the future.

PCCW

The following is a general summary of significant differences between Hong Kong GAAP and US GAAP as applicable to PCCW.

(a) Accounting for subsidiaries under temporary control

Under HK GAAP, the PCCW's control over its interest in certain businesses was intended to the temporary, and accordingly, the PCCW Group did not consolidate the subsidiaries that operated these businesses.

Under US GAAP, the application of accounting principles with regard to temporary control is restricted to those circumstances that lie outside of PCCW's control, except in specific situations wherein the disposal of an entire subsidiary is contemplated at the time of acquisition in a business combination.

(b) Accounting for reverse acquisition

Under HK GAAP, there was no specific guidance on reverse acquisition accounting. The common practice was for the accounting treatment to follow the legal treatment, i.e. the legal acquirer was treated as the accounting acquirer. The legal acquirer applied the purchase method to the separable assets, including goodwill, and liabilities of the target company and accordingly, such assets and liabilities were carried at their fair values in the consolidated financial statements of the combined enterprise. The assets and liabilities of the legal acquirer were recorded at their historical carrying values in the consolidated financial statements of the combined enterprise. .

Effective from 1 January 2001, with the adoption of a new accounting standard, the legal acquirer issuing the shares is deemed to have been acquired by the other enterprise. The latter enterprise is deemed to be the acquirer and applies the purchase method to the assets and liabilities of the legal acquirer issuing the shares. As permitted by the transitional provisions of newly adopted accounting standard, PCCW selected not to retrospectively apply the standard as the reverse acquisition was happened before the effective date of this new accounting standard.

Under US GAAP, when control of the combined enterprise passes to the owners of the target company whose shares have been acquired, the target company is considered the "accounting acquirer". In these circumstances, the legal acquirer is treated, for accounting purpose, as the "target company". The accounting acquirer applies the purchase method of accounting to the separable assets, including goodwill, and liabilities of the legal acquirer. The assets and liabilities of the accounting acquirer are recorded at their historical carrying values in the consolidated financial statements of the combined enterprise.

(c) Measurement date for the market price of acquirer securities

Under HK GAAP, the value of the acquirer's marketable equity securities issued to effect a purchase business combination is determined on the effective date of the acquisition which is the earlier of the date on which consideration passes or the date on which an offer becomes or is declared unconditional.

Under US GAAP, the value of the acquirer's marketable equity securities issued to effect a purchase business combination should be determined based on the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of final application of the formula pursuant to the acquisition agreement, on which subsequent applications of the formula do not result in a change in the number of shares or the amount of other consideration without regard to the need to obtain shareholder and regulatory approvals.

(d) Accounting for goodwill

Under HK GAAP, goodwill arising on the acquisitions of subsidiaries, businesses, associated companies or jointly controlled companies has been charged directly to reserves on consolidation.

Effective from 1 January 2001, goodwill arising on business combinations undertaken by PCCW, which are accounted for using the purchase method of accounting will be recognised as an asset and amortised on a systematic basis over its useful life. As permitted by the transitional provisions of newly adopted accounting standards, PCCW selected not to restate goodwill previously eliminated against reserves at the time of adoption of the new standards. In accordance with provisions of relevant interpretations, assessment of impairment is applied to goodwill previously eliminated against reserves and which are not restated on 1 January 2001. Any impairment loss identified in respect of goodwill previously eliminated against reserves is immediately recognised as an expense in the income statement.

Under US GAAP, the purchase consideration is allocated to the identifiable net assets acquired based on their fair values, with any residual accounted for as an intangible asset and amortised over the estimated period of benefit.

(e) Accounting for identifiable intangible assets

In the PCCW Group's HK GAAP financial statements, identifiable intangible assets have been limited to those assets that can be identified and controlled, and for which the existence of future economic benefits can be determined. In the event the criteria cannot be met, identifiable intangibles are required to be classified as a component of goodwill.

Under US GAAP, identifiable intangible assets are required to be determined separately from goodwill based on fair value.

(f) Investment in marketable equity securities

Under HK GAAP, investments in marketable equity securities are classified as either investment securities or other investments. Investment securities are included in the balance sheet at cost less any provision for impairment. Provisions, if any, are reversed to the income statement when the circumstances and events that led to the provision cease to exist. Other investments are carried at fair value in the balance sheet and any unrealised holding gain or loss is recognised in the income statement.

Under US GAAP, investments in marketable equity securities are classified as either available-for-sale or trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term and, thus, held for only a short period of time. Trading securities are carried at fair value and any unrealised gains or losses are included in net profit or loss for the period. Available-for-sale securities are investments not classified as trading securities. Available-for-sale securities are carried at fair value and any unrealised gains or losses are reported as a component of comprehensive income.

If a decline in fair value of available-for-sale securities is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings as a realised loss. The new cost basis is not changed for subsequent recoveries in fair value. Subsequent increases in the fair value (and subsequent decreases in fair value, if not other-than-temporary) of available-for-sale securities are included as a component of comprehensive income.

(g) Investment properties

Under HK GAAP, investment properties are stated on the basis of appraised values and depreciation is not provided. Under US GAAP, investment properties are stated at historical cost less accumulated depreciation.

(h) Provision for long-lived assets

Under Hong Kong GAAP, the carrying amount of fixed assets, other than investment properties, is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the fixed assets, discounted to their present values. A subsequent increase in the recoverable amount is written back to the profit and loss account when circumstances and events that led to the write-down or write-off cease to exist.

Under US GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. The recording of an impairment charge establishes a new basis for the long-lived asset and is not subsequently written back. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Additionally, under US GAAP, impairment charges of long-lived assets are included as a component of income from operations.

(i) Deferred income taxes

Under HK GAAP, the PCCW Group provides deferred taxes for timing differences only to the extent that it is probable that a liability or asset will crystallise in the foreseeable future. US GAAP requires full provision for deferred taxes under the asset and liability method on all temporary differences.

For HK GAAP purposes, deferred taxes are provided using the liability method whereby it is calculated using tax rates estimated to be applicable when timing differences reverse.

For US GAAP purposes, deferred tax assets and liabilities are recognised for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards using enacted tax rates expected to be in effect when these differences are realised. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that such assets will not be realised.

Under HK GAAP, deferred income taxes are recognised in a business combination to the extent that it is probable that an asset or liability will arise in the foreseeable future.

Under US GAAP, a deferred tax liability or asset is recognised for differences between the assigned values and the tax bases of the assets and liabilities except for goodwill that is not deductible for tax purposes.

(j) Retirement scheme costs

PCCW Group's policy for HK GAAP purposes is that the regular cost of providing retirement benefits is charged to the income statement over the service lives of the members of the schemes on the basis of level percentages of pensionable pay. Variations from regular cost arising from periodic actuarial valuations are allocated to the income statement over the expected remaining service lives of the members.

US GAAP requires that retirement scheme costs be recorded in accordance with Statement of Financial Accounting Standard ("SFAS") No. 87, "Employers' Accounting for Pensions" which recognises in each accounting period the cost of providing retirement benefits earned by employees in that period.

(k) Revenue recognition

Under Hong Kong GAAP, non-refundable installation fees related to activation of telephone and broadband Internet services are recognised as revenues when services are provided.

Under US GAAP, installation fees related to activation of ongoing telephone and broadband Internet services are deferred and recognised as revenue over the expected term of the customer relationships.

(l) Share option scheme

PCCW Group follows the current practice in Hong Kong that no accounting entry is made on grant of share options to employees.

Under US GAAP, compensation expense for share options granted under a fixed plan is measured at the date of grant and amortised over the vesting period. The amount of compensation expense is determined based upon the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortised over the vesting period of the option concerned.

(m) Share options

Under HK GAAP, share options issued for the provision of goods and services are not recognised in the PCCW Group's financial statements.

Under US GAAP, the fair value of the share options granted is recorded to reflect these transactions on a similar basis as if such goods or services had been paid for in cash.

(n) Derivative instruments

For HK GAAP purposes, derivative instruments are not recognised in financial statements.

Under US GAAP, derivative instruments not designated and effective as hedges are reflected at their fair value with a corresponding entry to consolidated income.

(o) Employee termination benefits

Under Hong Kong GAAP, a liability relating to employee termination benefits is recognised when such programmes are approved.

Under US GAAP, a liability for the cost of employee termination benefits is recognised when all of the criteria set forth in Emerging Issues Task Force No.94-3 have been met.

HKTC

The following is a general summary of significant differences between Hong Kong GAAP and US GAAP as applicable to HKTC.

(a) Revenue Recognition

Under Hong Kong GAAP, non-refundable installation fees related to activation of telephone and broadband Internet services are recognised as revenues when services are provided.

Under US GAAP, installation fees related to activation of ongoing telephone and broadband Internet services are deferred and recognised as revenue over the expected term of the customer relationships.

(b) Investment Properties

Under Hong Kong GAAP, investment properties are stated on the basis of appraisal values and depreciation expense is not provided.

Under US GAAP, investment properties are carried at historical cost less accumulated depreciation.

(c) Provisions for Long-Lived Assets

Under Hong Kong GAAP, the carrying amount of fixed assets, other than investment properties, is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the fixed assets, discounted to their present values. A subsequent increase in the recoverable amount is written back to the profit and loss account when circumstances and events that led to the write-down or write-off cease to exist.

Under US GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. The recording of an impairment charge establishes a new basis for the long-lived asset and is not subsequently written back. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Additionally, under US GAAP, impairment charges of long-lived assets are included as a component of income from operations.

(d) Retirement Scheme Costs

In accordance with Hong Kong GAAP, HKTC's policy is that the regular cost of providing retirement benefits is charged to the profit and loss account over the service lives of the members of the schemes on the basis of level percentages of pensionable pay. Variations from regular cost arising from periodic actuarial valuations are allocated to the profit and loss account over the expected remaining service lives of the members. US GAAP requires that retirement scheme costs be recorded in accordance with SFAS No. 87, "Employers' Accounting for Pensions" which recognises in each accounting period the cost of providing retirement benefits earned by employees in that period.

(e) Deferred Taxes

Under Hong Kong GAAP, HKTC provides for deferred taxes using the liability method for timing differences only to the extent that there is a reasonable probability that a liability will arise in the foreseeable future. Deferred tax assets are not recognised unless their realisation is assured beyond reasonable doubt.

US GAAP requires full provision for deferred taxes under the asset and liability method on all temporary differences. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realised.

(f) Proposed Final Dividend

Under Hong Kong GAAP, dividends proposed after the end of the accounting period in respect of that accounting period are deducted in arriving at retained earnings at the end of the period.

US GAAP does not recognise a proposed final dividend as a reduction of retained earnings if it is declared after the year end.

For accounting periods beginning on or after 1 January 2001, Hong Kong GAAP is aligned with US GAAP.

(g) Basis of Presentation

Under Hong Kong GAAP, assets and liabilities of a business that are transferred between entities under common control in connection with a business reorganisation are accounted for from the effective date of the transfer.

Under US GAAP, assets and liabilities of a business that are transferred between entities under common control in connection with a business reorganisation are accounted for at historical cost in a manner similar to a pooling of interests ("as-if-pooling-of-interests accounting"). In "as-if-pooling-of-interests accounting," the financial statements of the acquiror for periods prior to the transfers are restated to reflect the assets and liabilities and results of operations of the transferred business on a combined basis from the date of common control.

(h) Share Option Scheme

PCCW operates a share option scheme and follows the current practice in Hong Kong that no accounting entries are made on grant of share options to its employees and employees of the HKTC.

Under US GAAP stock compensation expense is recorded based on stock of the intermediate parent company granted to employees of a consolidated subsidiary for the purposes of reporting in the separate financial statements of that subsidiary. Under Accounting Principles Board No. 25, the amount of stock compensation expense would be determined based upon the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and amortised over the vesting period of the options concerned.

(i) Employee Termination Benefits

Under Hong Kong GAAP, a liability relating to employee termination benefits is recognised when such programmes are approved.

Under US GAAP, a liability for the cost of employee termination benefits is recognised when all of the criteria set forth in Emerging Issues Task Force No. 94-3 have been met.

ISSUER
PCCW Capital No. 2 Limited
P.O. Box 957
Offshore Incorporations Centre
Road Town
Tortola
British Virgin Islands

GUARANTORS

PCCW-HKT Telephone Limited
39th Floor, PCCW Tower
TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong

Pacific Century CyberWorks Limited
39th Floor, PCCW Tower
TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong

AUDITORS

To PCCW-HKT Telephone Limited
KPMG
Certified Public Accountants
8th Floor, Prince's Building
Central
Hong Kong

To Pacific Century CyberWorks Limited
Arthur Andersen & Co
Certified Public Accountants
21st Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

TRUSTEE
The Law Debenture Trust Corporation p.l.c.
Fifth Floor, 100 Wood Street
London EC2V 7EX
England

PRINCIPAL PAYING, CONVERSION AND TRANSFER AGENT AND REGISTRAR
HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA
England

LUXEMBOURG PAYING, CONVERSION, TRANSFER AND LISTING AGENT
Kredietbank Luxembourg
Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg

LEGAL ADVISORS

To the Guarantors and the Issuer
as to English and Hong Kong Law
Simmons & Simmons
35th Floor, Cheung Kong Center
2 Queen's Road Central
Hong Kong

as to United States Law
Fried, Frank, Harris, Shriver & Jacobson
99 City Road
London EC1Y 1AX
England

To the Manager and the Trustee
as to English and Hong Kong Law
Slaughter and May
27th Floor, Two Exchange Square
Connaught Place Central
Hong Kong

To the Manager
as to United States Law
Davis Polk & Wardwell
18th Floor, The Hong Kong Club Building
3A Chater Road, Central
Hong Kong

To the Issuer
as to British Virgin Islands Law
Harney Westwood & Riegels
Craigmuir Chambers
P.O. Box 71
Road Town
Tortola
British Virgin Islands

Pacific Century CyberWorks Limited

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